76

07021614

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. George

*CURRENT ADDRESS

PROCESSED

MAR 09 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03809

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/7/07



i'm with St.George

St.George Bank Concise Annual Report 2006

st.george



"We have a unique culture centred on engaged people who genuinely care about customers and each other. Our people and our culture are our competitive advantage and enable us to deliver great service to our customers."

Gail Kelly, Managing Director & CEO

Contents

I am delighted to report an outstanding result for the St.George Group, with cash profit after tax increasing 14.5 per cent and exceeding $1 billion for the first time in its history.

Our profits have grown significantly from $376 million in 2001. This has enabled us to increase dividends by 132.3 per cent, from 65 cents in that year to $1.51 this year.

A further major milestone achieved during the year was exceeding $100 billion in assets, compared to $52 billion in 2001. Earnings per share were up 13.1 per cent and our return on equity was its best ever at 22.9 per cent.

These achievements are the result of substantial investment in our business, a consistent organic growth strategy and the dedication of St.George's people. Looking forward, we are well positioned to continue delivering superior returns to shareholders.

Highlights for the year

(All ratios are based on cash AIFRS(1))

- Revenue growth of 9 per cent, with a particularly strong second half performance.
- Increased return on equity to 22.91 per cent from 22.10 per cent in 2005.
- Industry leading expense to income ratio at 44.0 per cent.
- Total lending assets increased by 15.4(2) per cent to $93.4 billion.
- Home loans increased by 12.2(2) per cent to $62.7 billion.
- Middle Market commercial receivables increased by 23.9 per cent to $19.0 billion.
- Managed funds increased by 20.3 per cent to $39.3 billion.
- Retail deposits increased by 10.7(2) per cent to $43.1 billion.
- Robust credit quality - bad and doubtful debts 0.23 per cent of average gross receivables.

(1) Cash AIFRS excludes significant items, hedging and non-trading derivatives volatility and goodwill impairment. Comparative figures are prepared on a consistent basis.

(2) Excluding New Zealand.

Strategic direction

These results continue the Bank's strong and consistent record of achievement. Over the past six years we have delivered robust earnings per share growth and continue to develop our reputation for sustainable, high-quality earnings.

The strategy that underpins our performance is one of *differentiation* based on people and customer experience. Our culture is a strong one, based on genuine caring. We value transparency, flexibility, responsiveness and 'going the extra mile'. The following simple formula assists us in driving our strategy:

engaged people + great customer experience = superior financial results





Left: Gail handing out presents at the Childcare Centre's Christmas Party.

Right: Happy Dragon joins a team at the St.George Foundation Golf Day.


eople
Live well
in retirement

In the past year, we continued this investment through *initiatives including*:

- the Best Business Bank program;
- further enhancing the usage of the Customer Relationship Management (CRM) program;
- installation of a new auto and equipment financing system;
- upgrades to our Contact Centre and Mortgage Processing Centres;
- *the Operational Breakthrough* program within Asgard, focused on adding value to customers by improving operations, process management and service quality; and
- extending our local market approach within retail banking.

We also renegotiated with key suppliers as part of a wider review of procurement operations and announced a partnership with IBM to provide selected back office processing functions.

IBM has centres around the world, *including India*. It is respected globally for its best practice in operational areas. This initiative will improve both our service levels to customers and our efficiency. It will allow us to enhance our focus in the areas of customer contact, such as our branches and call centres, and will ensure further investment.

Innovation

The Bank unveiled three concept 'branches of the future' in Sydney and Glenelg, South Australia. These branches feature an inviting retail environment, new ticketing systems to better manage queue times and other state-of-the-art technology.

Through Advance, St.George was the first bank to introduce Internet Banking in 1995 and one of the first to market with the launch of its dragondirect online transaction account. This year, we substantially upgraded our Internet Banking platform and introduced a range of SMS message services to improve customer convenience and security.

In recent years, the Bank has launched a range of consumer-friendly products. These include Low Doc home loans and the low interest rate Vertigo credit card. We also relaunched our No Deposit home loan, which won 'Best New Product' at the Australian Banking and Finance Industry Awards in July 2006.

In November 2006, we launched a new suite of Freedom transaction accounts featuring Visa Debit cards, which we believe will be attractive to both new and existing customers.

Review of operations

St.George performed strongly across all major areas of its business this year. We also saw healthy expansion in the Group's growth areas of Victoria, Queensland and Western Australia. These markets now account for 30 per cent of Group lending receivables and 19 per cent of Group retail deposits.

Good results

Share Price (as at 30 September each year)


'06
'05
'04
'03
'02
30.24
27.89
21.85
20.49
17.70
12
16
20
24
28
32 $

Home lending: Our portfolio of residential lending grew 12.2 per cent (excluding New Zealand), reaching $62.7 billion at year end. This was particularly pleasing given that New South Wales loans comprise 59 per cent of our total home lending and the state experienced a slower growth rate than other states. The result was complemented by strong gains in Victoria, Queensland and Western Australia, which grew receivables 13 per cent, 18 per cent and 26 per cent respectively. The broking channel is important to us, remaining around 45 per cent of new loan approvals, but we have also focused on increasing the productivity of St.George's own distribution. Credit quality remains excellent.

Deposits: Retail deposits grew 10.7 per cent (excluding New Zealand) in a highly competitive market, while business deposits surged 16.2 per cent to reach $5.9 billion. It was pleasing to see strong growth in transaction accounts, which were up 14.8 per cent for the year, as well as a rise in average account balances. Our dragondirect online service was particularly robust, growing at 9.3 per cent and bringing many new customers to the Bank.

Middle Market: Our banking solution for small and medium-sized businesses remains a standout performer and key to our growth strategy. In the past year, total Middle Market receivables increased by 23.9 per cent to reach $19.0 billion. We grew at above system levels in New South Wales while seeing particularly strong increases in Queensland, Victoria and Western Australia. The Middle Market team also maintained industry leading customer satisfaction and advocacy, and increased average products per customer.

Wealth Management: Managed funds grew by a very pleasing 20.3 per cent during the year, placing St.George fifth in the industry for net inflows. Profit before tax for the year was $180 million, or 12 per cent of Group earnings. Wealth Management continues to expand faster than the broader industry, driven by the strength of our award winning Asgard and Margin Lending groups.

Outlook

The Australian economy registered solid growth over the past year, supported by the resources boom, strong business investment and a healthy labour market. The housing market generally weakened, however, and the economies of New South Wales and South Australia grew more slowly than the national average. While growth in New South Wales and South Australia is expected to continue to be below the national average, St.George anticipates that these economies will remain resilient.

St.George's home loan receivables are targeted to grow in line with the system, which is expected to be in the 10 to 12 per cent range. St.George's Wealth Management and Middle Market businesses are anticipated to exceed and double system growth, respectively. In retail deposits, we will continue to manage for profitable growth.

Assuming a reasonably robust economic environment, St.George is targeting 10 per cent earnings per share growth for both 2007 and 2008 on a cash AIFRS basis.

On behalf of the management team and everyone at St.George, thank you very much for your support. We look forward to the future and enter the year ahead with confidence.

for everyone

Gail Kelly, Managing Director & CEO Gail Kelly

Cash profit
Up by
14.5%

$1,026m

Expense to income
Down from
47.1%

44.0%

Dividends per share
Up by
10.2%

$1.51

Cash profit after tax and before significant items was $1,026 million, up 14.5 per cent


Year ended 30 September
(Before significant items and goodwill)
'06
'05
'04
'03
'02
1,026
896
820
714
615
550
650
750
850
950
1,050
$million
Previous AGAAP
Cash AIFRS

Expense to income ratio is an industry leading 44.0 per cent, down from 47.1 per cent the previous year


Per cent
(Before significant items and goodwill)
55
50
45
40
52.4
49.6
47.5
47.1
44.0
'02
'03
'04
'05
'06
Year ended 30 September
Previous AGAAP
Cash AIFRS

The total dividend per share increased by 10.2 per cent to $1.51 from the previous year


Year ended 30 September
'06
'05
'04
'03
'02
151
137
122
95
80
50
60
70
80
90
100
110
120
130
140
150
Cents


st.george
RIFLE

We're with St.George because it's a great place to work.



These pictures have been supplied by St.George staff and customers.



Training staff to deliver great customer experience.


i'm with st. george

We're with St.George



We're with St.George because of the fantastic level of training we receive. From the moment we came on board, we were provided with all the learning tools needed to ensure our customers receive the highest level of customer service. All customer-facing staff receive over four full weeks of training before beginning their careers in the branches, meaning they are able to immediately assist with customer needs. Career development is strongly encouraged at St.George, allowing us to grow on both a personal and professional level.

We're with St.George

"We're with St.George because they care. Funds we have received from the St.George Foundation have enabled us to offer support to children with additional needs and families experiencing difficulties. St.George's funding assisted children in our Steps to School Program. This program works directly with disadvantaged and vulnerable children, aged 0-5, to develop the skills necessary for early success at school."

Jennifer Evans, CEO, The Infants' Home, Ashfield, NSW


SPEED MACHINE



i'm with St.George
i'm with St.George
INCREDIBLES

Supporting children in need through the St.George Foundation.



We're with St.George.



These pictures have been supplied by St.George staff and customers.



Home loans to get everyone started.




i'm with
St.George

e're with St.George

e're with St.George because of the great products on offer. St.George's complete range of home loans allowed us to buy our first home earlier than anticipated. St.George offers innovative and affordable solutions that are especially designed for first home buyers. The No Deposit home loan was perfect for us because it allowed us to buy the apartment of our dreams and still have money left over for the government and legal costs. The loan comes packed with features including Repayment Redraw and Interest Offset, so it meets our current and future needs.


i'm with St.George

Creatively differentiating on customer service.

I'm with St.George



"**I'm with St.George** because of the exceptional level of customer service I receive. Nothing is ever too much trouble. Our customer service representative, Shadey, has really taken the time to understand my business and consistently goes the extra mile to ensure I am a satisfied customer. I can relax and concentrate on my customers knowing that my business needs are in safe hands. I have learnt a lot from Shadey about how to relate to and communicate with my own customers."

Nicole Petrovic, Manager,
Everafter Beauty, Enfield, NSW


We're with St.George
Innovative technology ensuring enhanced service.



We're with St.George

We're with St.George because of the innovative products and services available. We love the convenient new service that enables us to locate the nearest St.George ATM wherever we are, saving us the cost of using another bank's ATM. This is particularly helpful to us when we are on holidays or interstate. All we have to do is SMS the suburb and state we are currently in to 199 44 ATM (286) and we receive an instant SMS back with details of the closest ATM*. Now that's what we call service!

* This service costs $0.40 per SMS, billed by the customer's mobile phone carrier.

Executive Directory

Gail Kelly
Managing Director & Chief Executive Officer

Gail Kelly DipEd BA MBA (with distinction) SF Fin became St.George Group Managing Director & Chief Executive Officer in January 2002. She came to St.George from the Commonwealth Bank of Australia, where she was head of the Customer Service Division. Mrs Kelly migrated to Australia in 1997 after holding a number of senior management positions with one of South Africa's major banks, Nedcor. She is a Fellow of the Financial Services Institute of Australasia.

Steve McKerihan
Group Executive Finance and Risk Management

Steve McKerihan BComm (Hons) CPA MBA is Group Executive responsible for Finance and Risk Management. He has been with the St.George Group since 1985, holding a range of positions including Chief Manager, Financial Development, and Chief Manager, Balance Sheet Risk and Capital Markets. Before working at St.George, he worked at the Commonwealth Bank of Australia.

Peter Clare
Group Executive Strategy

Peter Clare BComm MBA MAICD ACIS F Fin FCPA became Group Executive Strategy in February 2002. He is responsible for Group Strategy, Corporate Relations and Group Property and Procurement. He came from the Commonwealth Bank of Australia, where he was head of the Strategy Implementation Group, responsible for the integration of Colonial Limited, following a number of senior operational roles. His earlier experience encompasses management consulting, corporate reconstruction and insolvency.

John Loebenstein
Group Executive Information Technology

John Loebenstein FCII joined St.George's Executive Management team in 1995, having previously worked in insurance broking, underwriting and risk management in South Africa, the UK and Australia. He brings more than 30 years experience in information technology, with a particular focus on business systems and customer requirements, achieved through efficient project management.

Brett Wright
Group Executive Human Resources

Brett Wright BE (Hons) M EngSc MBA PhD joined the St.George Group in July 2000. He has a PhD in organisational behaviour and an extensive background in human resource management derived from working in a range of line management, academic and consulting roles. He is responsible for all aspects of the people strategy covering the Group's more than 8,500 employees.

Rob Chapman
Managing Director BankSA

Rob Chapman Assoc Dip Bus MAICD A Fin became Managing Director of BankSA in July 2002 after an extensive career in the financial services industry. Most recently, he was the Regional General Manager of the Commonwealth Bank of Australia's operations in South Australia, Northern Territory and Western Australia. Earlier he filled a number of senior roles with Colonial State Bank and Prudential Corporation Australia. Rob is the President of Business SA, South Australia's formal Business Association. He received the 2005 SA Great Award for Business.

Greg Bartlett
Group Executive Institutional and Business Banking

Greg Bartlett was appointed Group Executive Institutional and Business Banking in 1999 after roles as Group Treasurer and Chief General Manager, Group Treasury and Capital Markets. He has been a member of St.George's Executive Management Committee for 17 years and has more than three decades of experience in the financial services industry.

David Gall
Group Executive Retail Business

David Gall BSc BBus MBA (Exec) F Fin was appointed Group Executive Retail Business in 2005 after 15 years with the Group, including five years with Barclays Bank Australia. He has worked in senior roles in Institutional and Business Banking, including Head of Corporate and Business Bank in Victoria and General Manager Sales and Distribution of the Corporate and Business Bank. In 2000 and 2001, he played a leading role in the design and implementation of the successful *Best Bank* program.

Paul Fegan
Group Executive Wealth Management and Retail Financial Services

Paul Fegan MBA F Fin GAICD was appointed Group Executive Wealth Management in June 2002 and assumed responsibility for Retail Financial Services in November 2004. Prior to joining St.George, Mr Fegan was based in the United Kingdom as Chief Operating Officer of Yorkshire Bank. Mr Fegan was a Director of both Yorkshire Bank and Clydesdale Bank. Mr Fegan's career covers a range of senior appointments in Australia, the US, Hong Kong, the UK and Ireland.











Review of Operations

Retail Bank

The Retail Bank comprises the Retail Business and Retail Financial Services business units. Retail Business covers all customer contact points including retail branches, call centres, ATMs, mobile lenders, St.George financial planners and third parties such as home loan brokers. Retail Financial Services includes product management, customer segment management, Group brand and retail marketing, risk management, operations and finance.



David Gall
Group Executive Retail Business



Paul Fegan
Group Executive Wealth Management and Retail Financial Services

Highlights

- **Profit before tax for the Retail Bank increased by 16.4 per cent to $697 million, contributing 46 per cent of the Group's total profit.**
- **Costs, measured as an expense to income ratio, fell to a record low of 46.6 per cent.**
- **Total Group home loans increased by 12.2 per cent.[1]**
- **Total Group retail deposits rose 10.7 per cent[1] despite market competition.**
- **Bad and doubtful debts for the Group remain low at 0.23 per cent of average gross receivables.**

(1) Excluding New Zealand.

Awards

- **Best new product: No Deposit home loan - *Australian Banking & Finance Awards***
- **Credit Card Issuer of the Year - *Money* magazine**
- **Best Call Centre - Australian Teleservices Association**
- **Call Centre of the Year - Customer Service Institute of Australia**
- **Widest Product Range - InfoChoice.**

Results

The Retail Bank again performed very strongly as a whole despite the slower rate of growth in the New South Wales economy relative to the other states.

Profit before tax rose 16.4 per cent as key productivity and sales management programs implemented by the Bank over the past few years are bearing fruit. These include our successful local market strategy to empower and train Branch Managers and other front-line staff to be more responsive to customers' needs.

Group home loans

Home loans grew 12.2 per cent this year, increasing total residential lending to $62.7 billion, representing a very solid performance for the year.

This result was particularly pleasing given that 59 per cent of our residential lending is in New South Wales. The Bank also grew strongly in Victoria, Queensland and Western Australia, which grew home lending receivables 13 per cent, 18 per cent and 26 per cent, respectively.

Our Low Doc home loan and the award winning No Deposit home loan have proved successful and represented 8.2 per cent of home loan settlements in the year. Credit quality has been preserved through targeted policies and strategies.

The Retail Bank's product mix remained relatively stable this year, with fixed rate products showing some increase due to the rising interest rate environment.

The percentage of new loans originated through the broker channel has also remained stable, at 45 per cent for the year.

During the year, we launched an additional distribution channel called Mortgage Connect, to increase our reach and ensure our suite of home loan products is readily accessible to customers. This initiative will provide additional mobile lenders who can visit customers in their homes, or any location, and at the time that suits them best.

Group deposits and consumer lending

Our position in the highly competitive retail deposit market remained strong with balances growing 10.7 per cent to $43.1 billion as at 30 September 2006.

Particularly strong growth was achieved in business deposits, which grew 16.2 per cent during the year. Online account deposits through dragondirect rose by 9.3 per cent, while transaction account balances increased 14.8 per cent to $15.2 billion.

The Bank continued its track record of innovation, unveiling a new Internet Banking platform, multilingual ATMs, three 'branches of the future' and SMS updates when a customer's credit card is used. In November we launched a suite of Freedom transaction accounts featuring Visa Debit cards with flat fees to meet people's changing needs and attract new customers.

The Group boosted its position in credit cards with the launch of the Vertigo card, targeted at existing customers. This strategy has seen St.George exceed overall market growth since May.

Total Group consumer lending, including credit cards, margin loans and personal loans, increased by 27.8 per cent for the year to reach $6.4 billion.

People and service

The Bank further developed its customer relationship management systems to give staff the real-time information needed to best service customers.

We introduced an updated rostering system across the network to ensure we have the right staff in our branches at the right time. The Bank is further empowering Branch Managers to help customers by making more decisions locally, and training them in how to run branches as small businesses.

Institutional and Business Banking (IBB)

St.George continues to be a growing force in business banking. The Institutional and Business Banking (IBB) division provides a full range of banking products and services to its corporate and business customers. It is also responsible for automotive finance and financial markets, which includes liquidity and risk management, foreign exchange and international trade, securitisation, wholesale funding and capital markets.



Greg Bartlett
Group Executive IBB

Highlights

- **Recognised as 'Business Bank of the Year' in *Money* magazine's Consumer Finance Awards in June 2006.**
- **Profit before tax for IBB increased by 11.1 per cent to $421 million, contributing 28 per cent of the Group's total profit.**
- **Middle Market loans increased 23.9 per cent to $19.0 billion.**
- **Strong rise in retail deposits, to $10.9 billion.**
- **Significant strengthening in transactional business banking.**
- **Continuing excellent credit quality with bad and doubtful debts expense at 0.13% of gross receivables.**

Results

St.George has continued its exceptional market share growth in the Middle Market segment. This was achieved in 2006, despite the relative weakness of the New South Wales economy and property sector.

Revenue for IBB grew by 8.6 per cent to $704 million. Group Middle Market business loans increased by 23.9 per cent - well above the industry as a whole.

This success has come from strengthening relationships with existing customers, winning new business and expanding in new geographies. Over the past two years, Middle Market customer numbers have increased by 30 per cent. In the latest year, Queensland middle market receivables increased 48 per cent, Victoria was up 32 per cent and Western Australia increased by 39 per cent. In our Automotive Finance business, we increased our dealer relationships by 11 per cent.

IBB's intense focus on customer service and relationship banking also led to very high rates of customer retention and effective cross-selling. In a recent survey, zero per cent of St.George business customers said they were considering changing banks, compared to 18 per cent of major bank customers. The number of products per customer increased to 5.1 and to 8.2 for our key accounts.

Our strong customer service focus led to the expansion of our Working Capital Services team, which includes our transactional banking, cash flow financing and business and equipment finance businesses.

Middle Market - market share

Year ended 30 September*


7.5
7.1
6.4
5.7
5.0
*Except '06 which is August
Percentage

Best Business Bank

Since late 2004, the Best Business Bank program has been central to achieving growth through productivity, new sales tools, new products, industry specialisation, growth in the corporate and business banking team and extending our geographic reach.

During the year, we opened four new business banking sites and expanded three centres. The division was also reorganised around two units: IBB Product and Commercial Business, and Sales and Distribution. This is a more logical alignment that is driving team collaboration, sales effectiveness and increased cross-selling activities.

Capital Markets

Our Capital Markets group completed several key funding transactions totalling $12.2 billion during a busy year, including:

- St.George's largest-ever issue of AUD fixed and floating rate transferable deposits, worth $1.3 billion;
- GBP375 million and Euro 600 million in floating rate note benchmarks, both oversubscribed by UK, European and Asian investors;
- a $300 million subordinated notes issue, our first domestic Tier-2 capital raising since 2003; and
- a record volume of $8.2 billion in home loans securitised through the Crusade Securitisation Program in 2005/06.

St.George continues to be Australia's largest issuer of mortgage-backed securities.

Ratings upgrades were received from two key rating agencies, Standard & Poor's and Moody's, improving the Group's wholesale funding capacity in global markets.

BankSA

BankSA is the largest financial institution in South Australia. It employs more than 1,220 staff and has an extensive network comprising 113 branches, 180 ATMs and 114 electronic agencies across South Australia and the Northern Territory.



Rob Chapman
Managing Director BankSA

Highlights

- **Profit before tax for BankSA increased by 14.5 per cent to $213 million, contributing 14 per cent of the Group's total profit.**
- **Revenue rose 9.4 per cent, reflecting strong growth in lending assets.**
- **Expense to income ratio was down to 42.3 per cent from 45.2 per cent in 2005.**
- **Total lending (including securitised loans) increased 15 per cent to $12 billion.**

Results

Even as a leader in South Australia, BankSA has increased its market share and in many areas of the business grew faster than the state's banking sector as a whole. This outstanding performance was achieved through a localised business strategy with a focus on service excellence and a disciplined approach to costs.

The Bank has strategically repositioned the business by building the commercial banking division, which now represents 41 per cent of total lending assets. This deliberate shift created new business opportunities at a time of intense competition in retail banking and during a softer housing market.

BankSA's growth also came from BankSA Private Bank. Launched in July 2005, the premier banking service has grown 44 per cent.

For the year, BankSA's total assets grew by 15 per cent to $12.0 billion, while deposits increased by 8 per cent to $5.8 billion. Operating expenses increased by 2.5 per cent to $163 million.

Investment

Key to BankSA's success is its close relationship with customers, sustained through regular conversations and face-to-face contact. BankSA continues to employ more people to deal directly with customers through its branch network, which is the largest in South Australia.

During 2006, BankSA invested in maintaining and improving its network. This included opening a specialist business banking centre at Mile End, a 'branch of the future' at Glenelg and investing in staff development with the opening of a purpose-built training facility called 'The Learning Zone'. This is in addition to its ongoing roll-out of branch renovations, an increase in branch security measures and expansion of its regional New South Wales and Victorian rural business banking.

At the same time, customers are benefiting from leading technology, enjoying new Internet Banking facilities and SMS banking alerts - an industry first.

Other investments that have contributed to the Bank's performance this year include implementation of the Group's Best Business Bank program, Customer Relationship Management (CRM) program and improvements to the Customer Call Centre to reduce waiting times and improve service.

Community

With a more than 150-year history, BankSA prides itself on being an important part of the local community.

In addition to supporting hundreds of grass-roots events throughout the year, the Bank recommitted to BankSA CrimeStoppers and will provide $1.5 million over five years to help fund the program.

It became the Principal Partner to the Adelaide Fringe international arts festival, with a $1.6 million sponsorship until 2010. BankSA also received the prestigious Australian Business Arts Foundation National Business Arts Partnership of the Year Award for its successful partnership with the Adelaide Fringe.

The Bank has also reaffirmed its commitment to regional South Australia, launching the BankSA People's Choice Rural Business Awards presented by the *Stock Journal*.

Since World War II, staff have also made a direct contribution to the community through the BankSA and Staff Charitable Fund. This tradition remains strong. In the past year, $192,000 sourced from staff and the Bank was donated to more than 110 local charitable organisations.

Profit before tax

Year ended 30 September


213
186
166
143
120
Previous AGAAP
Cash AIFRS
$ million

Wealth Management

Wealth Management includes funds management and administration, financial planning and dealer group solutions, margin lending, private banking and general and life insurance. Key brands include Asgard Wealth Solutions (formerly SEALCORP), Ascalon Capital Managers, Advance Funds Management, St.George Margin Lending and St.George Private Bank.



Paul Fegan
Group Executive Wealth Management and Retail Financial Services

Highlights

- **Profit before tax for Wealth Management increased by 25.0 per cent to $180 million, contributing 12 per cent of the Group's total profit.**
- **Total managed funds rose to $39.3 billion - an increase of 20.3 per cent over 2005.**
- **Margin lending receivables increased by 62.8 per cent to $2.6 billion.**

Awards

- **Margin Lender of the Year - *Smart Investor* magazine (third consecutive year)**
- **Margin Lender of the Year - *Money* magazine**
- **Platform of the Year - AFR *Smart Investor* Blue Ribbon Awards 2006, for Asgard eWRAP Super/Pension**
- **Assirt/Wealth Insights Service Level Survey 2006 - Winner Asgard eWRAP**
- **Best online service for financial advisers - *Investment Trends*.**

Results

In an outstanding year for Wealth Management, profit before tax increased by 25.0 per cent to $180 million.

The division also achieved strong net inflows, with total managed funds growing by $6.6 billion to $39.3 billion. St.George is now the fifth largest player in the Australian platform market and fifth in terms of net inflows.

The Wealth Management division provides products and solutions that enable investors to feel inspired by their financial future, and be confident that they can plan for and live comfortably in retirement.

Asgard Wealth Solutions

Asgard Wealth Solutions had its fastest growing 12-month period over the year, with total funds under administration increasing 23.9 per cent to $29.0 billion. This reflects favourable market conditions and Asgard's strength in sales, service and distribution management.

The past year saw significant growth and rebranding within funds management. SEALCORP (which incorporates the award winning wealth management platform Asgard and our highly-regarded financial adviser dealer group Securitor) was rebranded to Asgard Wealth Solutions.

Margin Lending, Insurance and Private Bank

The Bank's margin lending receivables increased by 62.8 per cent in 2006 to $2.6 billion. This included around $398 million in loan receivables gained from buying HSBC's margin lending assets.

Income from life and general insurance products increased by 10.5 per cent during the year, assisted by the launch of new products such as Home Loan Protect.

The Private Bank grew assets by 3.9 per cent, deposits 6.8 per cent and funds under advice 5.2 per cent to $311 million.

Advance Funds Management

Advance is the specialist investment management arm of the St.George Group. Under its strategy to be a 'manager of managers', it has now formed strategic partnerships with 21 leading boutique and specialist funds managers. During 2006, Advance grew funds under management by 10.2 per cent to $7.1 billion.

Total managed funds

Year ended 30 September


39.3
32.6
24.8
19.8
17.5
20.3%*
*Percentage Sep '05 to Sep '06
$ billion

People and Service

St.George is Australia's fifth largest bank and one of the country's top 20 publicly listed companies. Our award winning Human Resources division works with our business units to build a customer focused, performance driven organisation.

Highlights

- **Launched careers@stgeorge, taking full control of recruitment to ensure we are identifying and selecting the best people.**
- **Upgraded and implemented our StaffSmart program to ensure optimum staffing of retail branches.**
- **Followed the launch of new learning facilities at Kogarah with the opening of a state-of-the-art learning environment in Adelaide.**
- **Empowered our Branch Managers to better meet customer needs.**

Results

At St.George, our people are our competitive edge. They care about customers and the organisation and we continue to employ people who fit into our warm, friendly culture.

This year we focused more than ever on customer service. We enhanced our recruitment, training and customer service systems to ensure that the special human touch of St.George continues to win new customers and to deepen our relationship with existing customers.

In line with its increased focus on the customer, the Group expanded its business banking centres nationwide and increased the number of its customer-facing staff during the year.

Leveraging in-house recruitment expertise

The launch of careers@stgeorge in July involved setting up a team of expert, in-house recruitment consultants. This new approach allows us to more effectively manage our talent and recruitment needs across the Group, ensuring we are identifying and attracting the best candidates for our current and future needs.



"I'm with St.George because of the fantastic childcare facilities on-site. A sensible work/life balance is really encouraged, which is rare in today's fast paced environment."

Al Pastor, Operations Analyst, IT Production

Further benefits of careers@stgeorge include reducing the time required to fill vacancies, strengthening our recruitment practices and employment brand, reducing costs and expanding the Group's multiple sourcing strategy. For example, a new website lists permanent job vacancies and invites candidates to register their interest in working for St.George or apply for jobs online. This is creating a ready talent pool.

Customer service is the key

Once we have found the right people, we have an extensive and demanding induction process that gives them the information and tools to perform to our high standards.

We operate on the principle of 'engaged people + great customer experience = superior financial results'. In keeping with this powerful equation, we have upgraded StaffSmart. This is our system for optimising rostering in branches to ensure we have the right people available at the right time to meet customer demands and expectations, thus building on our reputation for high quality, friendly and personalised service.

Our Star Awards recognise individuals in the Group who go above and beyond what is expected of them to provide truly exceptional service. Those who are selected as 'SuperStars' are recognised at special functions attended by their teams and senior management.

Customer Service Officers have excellent career progression opportunities, with many career paths open to them and the possibility of progressing to senior roles.

Better learning facilities

Following on from the launch of new learning facilities at Kogarah in early 2005, we have opened a new learning environment in Adelaide. This offers the latest in facilities and supplements our award winning *e-luminate* online learning system.

The development of our managers and leaders remains a high priority. We have three main development programs that offer comprehensive learning experiences and have direct relevance to real work challenges.

Power to the branches

Branch Managers have been empowered to make more decisions to help customers, including increased credit authority to better meet the needs of their local communities.

Under this local market strategy, we are training Branch Managers to be able to run their branches as businesses, and employing managers who previously ran their own businesses. This enables them to better relate to our customers, including business people.

A new induction program aimed at better equipping Branch Managers is largely based on scenarios and case studies depicting real-life challenges and activities. This has proven to be highly successful in having new managers work-ready from day one.



"I'm with St.George because the values of the organisation reflect my own personal values. The commitment to people, change and culture from the most senior level was critical for me in terms of deciding where I wanted to work."

Kellie Tomney, Executive Manager, Recruitment and Branding Strategy



"I'm with St.George because of the continual opportunities for career development. I have recently completed one of three management development programs run in-house, which has equipped me with the strategies and skills I need to effectively manage my team. In addition to developing my own skills, it's also important to ensure I can help my team to develop their own skills."

Ian Parkes, Chief Manager, Group Financial Control

Community Support

St.George Bank is not only good with people and good with money, it is a good corporate citizen. We are open and honest in the way we do business, environmentally aware and play a helping role in the community by supporting charities, the arts, sporting clubs, business programs and disaster relief initiatives. We also seek to make a positive impact as a major employer and caring financial services provider.

Highlights

- $1.2 million donated to 60 charitable organisations across Australia by the St.George Foundation.
- A substantial increase in the number of our people becoming payroll donors of the St.George Foundation.
- Special assistance to our customers who were victims of Cyclone Larry.
- Multilingual ATMs introduced to cater for the needs of a diverse range of customers.
- Continued support for the Sydney Symphony Orchestra and the BRW Corporate Triathlon National Series.
- St.George OpenAir Cinema was the NSW winner in the Sponsorship category of the Australian Marketing Institute's 2006 Awards for Marketing Excellence.
- Strengthened relationship with the local community through various initiatives including continued major sponsorship of the St.George-Illawarra Dragons.

St.George Foundation

Founded in 1990 with an initial donation of $1 million from St.George Bank, the St.George Foundation has provided over $8 million to projects for disadvantaged children or those with disabilities.

Over the last financial year, the Foundation distributed $1.2 million to over 60 organisations across Australia. These funds were raised through events such as the Foundation Golf Classic and Gala Dinner in Sydney, donations from Foundation sponsors and support from our people on Happy Hat Day.

Money raised by the Foundation has helped change the lives of hundreds of young people through funding early intervention programs, respite care, drug and alcohol rehabilitation programs, and activity days and holiday programs for children with disabilities.

St.George Bank absorbs all the administration costs, meaning 100 per cent of the money raised goes to young Australians in need.

Funding growth

The Foundation's income increased 40 per cent this year, partly thanks to an increase in the number of employees making payroll donations. We also saw a 40 per cent increase in grants, assisted by the introduction of an online grants application system.

A fresh look and website were launched for the Foundation, and its 2005 annual report was produced as a calendar to generate additional income.

Sponsorships

We are proud of the strong relationships we have forged with people and organisations from different sectors of the community.

St.George is proud to sponsor the Taronga Park Zoo 'St.George Zoomobile', which helps educate the community about Australian wildlife by providing hands-on experiences to over 16,000 people each year.


proudly sponsored by

The Bank supports several arts initiatives, business programs, sporting and community events. In 2006, we entered our fourth year as major sponsor of the St.George-Illawarra Dragons Rugby League team, deepening a relationship between parties with so much in common.

The award winning St.George OpenAir Cinema, running for 36 nights in January and February, has become one of Sydney's most popular summer events. Set against a backdrop of the Sydney Opera House, Harbour Bridge and the city skyline, the event is a celebration of film and the outdoor Sydney lifestyle. February 2007 will see the launch of a St.George OpenAir Cinema in Melbourne.

We also support the Wesley Mission Credit Line counselling service for families in financial difficulty and a Taronga Park Zoo 'Zoomobile'. This goes to schools and other venues to showcase native animals and encourage environmental conservation.

Disaster relief

We are committed to helping Australian communities through times of hardship. Following the devastating impact of Cyclone Larry in Queensland in March, we helped our customers by offering deferrals on home loan repayments, emergency credit limit increases and the ability to restructure business loans.

Auction support

Over the past four years, we have offered silent auction technology developed by the Bank's IT department to various charities across Australia. Using a highly efficient bidding system involving portable PCs linked by a wireless network, this has contributed to the success of charity events in Sydney and Adelaide.

In addition to using the system at St.George events, our volunteers helped set up and run silent auctions at:

- Pink Ribbon Ball (Flinders Medical Research Centre, Adelaide)
- NISAD – Sparks of Genius Ball (Schizophrenia research, Sydney)
- Adelaide Crows Gala Auction (Adelaide Crows Foundation)
- SA Olympic Appeals Committee (Adelaide)
- Ronald McDonald Children's Charities Gala Dinner (Sydney)
- Autism Spectrum Australia (ASPECT) (Sydney)
- Cure Cancer Australia (Sydney)
- Redkite (formerly Malcolm Sargent Cancer Fund for children) (Sydney)
- Cystic Fibrosis NSW (Sydney).

Making life easier

Making our services accessible to all Australians is part of our caring culture. We actively participate in the Disabled Access Working Group of the Australian Bankers' Association, ensuring that our branches, ATMs and other facilities are accessible to the disabled.

We have launched a new Internet Banking platform featuring many improvements and increasing the range of functions which customers can perform online.

We are also the first bank in the country to introduce an SMS service to help people locate their nearest St.George ATM. The introduction of multilingual ATMs reflects our desire to cater for a diverse range of customers.

A greener dragon

St.George is committed to being a greener dragon. We are working with government agencies and business partners to reduce our consumption of energy, water and waste.

Last year, St.George appointed a new property services contractor to manage its properties across Australia. Under this new contract, we expect to see reductions in energy and water usage. It is also anticipated that an upgrade of our critical infrastructure will deliver savings.

While environmentally sustainable business practices are vital, our people play a pivotal role. They are helping us to implement a range of initiatives focused on better ways of recycling waste, sourcing more energy efficient office equipment and encouraging wider community involvement.



Picture courtesy of St.George-Illawarra Dragons/ Action Photographics.



In-screen image from 'Mad Hot Ballroom' courtesy of Icon Film Distribution.

We think financials should be easy to understand.

As in previous years, to enable shareholders to better understand the financial results of the Group, the following explanations and tables have been provided.

1. Australian Equivalents to International Financial Reporting Standards (AIFRS)

The financial results of St.George have, for the first time this year, been prepared in accordance with AIFRS.

Comparative figures for 2005 contained in St.George's audited financial statements do not reflect the impact of all AIFRS standards and hence care should be taken when comparing current year results to the 30 September 2005 financial year.

To assist shareholders in assessing the underlying performance of St.George compared to the 30 September 2005 year, comparative figures contained in these Shareholder Friendly Financials have been adjusted for all AIFRS standards.

2. Key AIFRS impacts on St.George are as follows:

(i) Profitability - Under AIFRS, St.George's reported profit is calculated differently due to the following:

(a) Goodwill amortisation - under AIFRS, goodwill is no longer amortised. This is a significant change, as previously St.George charged approximately $100 million each year to its profit and loss for goodwill amortisation.

(b) Share based compensation - under AIFRS, St.George is required to expense the value of options and shares offered to staff after 7 November 2002 under its various incentive equity compensation plans. The value of these options and shares is charged evenly to the profit and loss over the applicable vesting period, which is generally between two to three years. An expense of $12 million has been recognised in the 30 September 2006 year for share based compensation.

(c) Derivatives and certain financial instruments are required to be recognised at their fair value. The fair value of these instruments changes in accordance with movements in interest rates and also foreign currency exchange rates where derivatives relate to the Group's overseas borrowings. These derivative contracts are entered into by the Bank to protect the Bank's earnings from volatility arising primarily from movements in the fair value of loans and borrowings used to fund these loans. These derivatives are designed to offset the volatility that arises from these assets and liabilities. Such derivatives are referred to as hedges. Under AIFRS, where derivatives do not satisfy strict hedging rules, the fair value movement is recognised in the profit and loss. This may lead to more volatility in St.George's earnings. In the 30 September 2006 year, a $14 million gain was recognised in other income in respect of fair value movements in derivatives and certain financial instruments that did not satisfy strict hedging rules. This result will vary depending upon movements in interest rates and exchange rates and may switch from a gain to a loss in any particular year, depending upon how these factors move. This volatile item is excluded when calculating the Group's 'cash AIFRS per share' performance measure, as the volatility cannot be directly controlled by management.

(d) Bad and doubtful debts - under previous accounting rules, bad debt expense comprised movements in specific provisions for doubtful debts and the general provision for doubtful debts. Specific provisions were raised where an individual loan was in default and it was doubtful that the full amount would be repaid by the borrowers. A general provision was raised for loans and receivables that were not in default at balance date but, based on past loan loss experienced by St.George, may default in the future. Hence, St.George made provision for both loans actually in default and loans on its balance sheet which may default in future.

Under AIFRS, bad and doubtful debts, particularly as they relate to the general provision, are calculated differently. Under AIFRS, the general provision is called a collective provision and a collective provision is only raised where there is evidence of deterioration in the credit quality of the loan, such as a deterioration in economic conditions.

As a result of this different methodology, there is a lower level of provisions for future expected losses under AIFRS compared to previous requirements. To satisfy APRA's prudential loan loss provisioning requirements, St.George established and maintains a General Reserve for Credit Losses to ensure its collective provision and general reserve for credit losses represent 0.5 per cent of risk weighted assets on an after tax basis. This level of loan loss provision and reserve is consistent with the level held under previous accounting rules.

(ii) Classifications of income - under AIFRS, the classification of items included in net interest income and non-interest income changes significantly as follows:

(a) Bill acceptance fee income - under previous accounting rules, this type of income was included in non-interest income. Under AIFRS, such income is included in net interest income. In the year ended 30 September 2005, St.George had $93 million in bill acceptance fee income.

(b) Securitisation fee income - under previous accounting rules, this type of income was included in non-interest income. Under AIFRS, securitised loans are brought back on to St.George's balance sheet. Income from these loans is classified as net interest income.

(c) Loan fee income and origination costs - under previous accounting rules, upfront fees charged to customers taking out loans with the Bank were classified as non-interest income. This fee income was recognised at the time of the origination of the loan. Where loans were introduced to the Bank by mortgage brokers, any upfront fees paid were deferred against non-interest income over the average life of the loan.

Under AIFRS, upfront loan fees are netted against the loan balance and recognised as interest income over the estimated life of the loan. Upfront fees paid to mortgage brokers are recognised on the same basis.

(iii) Balance sheet

(a) Consolidation - St.George securitises or assigns some of its residential mortgages to trusts on a periodical basis. Securitisation represents an important source of funding for the Bank.

Under previous accounting rules, when loans were securitised, they were no longer recognised as loans and receivables on St.George's balance sheet. Under AIFRS, trusts holding securitised loans and certain other entities are required to be consolidated on to St.George's balance sheet.

At 30 September 2006, total assets include $19.5 billion of assets, and total liabilities include $19.1 billion of funding relating to these trusts and entities. This change has had no impact on St.George's net profit.

(b) Depositary Capital Securities (DCS) - under previous accounting rules, the DCS were classified as Minority Interests in St.George's balance sheet. Under AIFRS, the DCS are regarded as debt rather than equity instruments and have been reclassified to 'liabilities at fair value through the income statement' in the balance sheet. Distributions on the DCS have also been reclassified from preference share dividends to interest expense.

(c) Preferred Resetting Yield Marketable Equity Securities (PRYMES) - under previous accounting rules, PRYMES were classified as equity in St.George's balance sheet. Under AIFRS, PRYMES are classified as 'bonds and notes'. The PRYMES were converted into ordinary shares in February 2006. Distributions on the PRYMES have been reclassified from preference share dividends to interest expense.

(d) Trading securities - under AIFRS, trading securities have been reclassified to 'assets at fair value through the income statement'.

(e) Derivative assets and derivative liabilities - under previous accounting rules, the movement in the market value of derivatives held for trading purposes, and also gains/losses on derivatives used for hedging purposes, were recognised in other assets when favourable. Any unfavourable movements were recognised in other liabilities.

Under AIFRS, these items have been reclassified from other assets/other liabilities to derivatives assets and derivative liabilities respectively on the face of the balance sheet.

(f) Available for sale investments - investment securities and equity investments have been reclassified from investment securities and other investments respectively to a new asset category called 'available for sale investments'. Assets held by entities involved in customer asset securitisations which were not previously consolidated by St.George are now recognised as available for sale investments. These entities are not involved in the securitisation of St.George's residential loans, which are disclosed as part of loans and other receivables.

For further information on the impact of AIFRS refer to Note 8.

Group Profitability Summary

The following summary has been prepared on a cash AIFRS basis. The 30 September 2005 figures have been adjusted on the same basis. These comparative figures do not agree with the financial statements, which have been prepared on a statutory AIFRS basis, which exclude the impact of AIFRS financial instrument standards. Cash AIFRS is a definition of profit used by St.George when reporting its financial results to the media and the Australian Stock Exchange. Cash AIFRS normalises St.George's profit result by excluding items that are volatile or not within the control of management. On this basis, Cash AIFRS excludes significant items, volatility arising from non-trading derivatives and hedging and goodwill impairment. Cash AIFRS is determined after dividends paid on preference share capital.

For the year ended 30 September	**2006 $m**	2005 $m
Operating income		
Net interest income	**2,015**	1,861
Other income	**939**	848
Total operating income	**2,954**	2,709
Operating expenses	**1,299**	1,276
Bad and doubtful debts		
- collective provision	**23**	28
- specific provision	**121**	100
Add: Share of profit of equity accounted associates	**-**	3
Profit before income tax	**1,511**	1,308
Income tax expense	**466**	400
Profit after income tax	**1,045**	908
Add: Minority interests	**1**	5
Profit after income tax and minority interests	**1,046**	913
Preference dividends	**20**	17
Profit available to ordinary shareholders	**1,026**	896

Net interest income

Net interest income - comprises interest income earned on lending, including securitised loans, bill acceptances, investments and trading securities classified as "Assets at Fair Value through the Income Statement".

Interest income also includes certain upfront loan origination fee income net of fees paid for broker introduced loans.

Interest expense is recognised on deposits and other borrowings, loan capital, securitisation funding, depositary capital securities and PRYMES.

Net interest income grew by 8.3% during the year to $2,015 million (2005: $1,861 million) reflecting 13.5% growth in average interest earning assets. This growth was partially offset by a 10 basis point decrease in the interest margin.

Other income

For the year ended 30 September	**2006 $m**	2005 $m
Financial markets income	**70**	60
Product fees and commissions	**535**	500
Managed funds	**254**	223
Other	**80**	65
Other income before significant items	**939**	848

Other income before significant items and volatility from non-trading derivatives and hedging was $939 million, an increase of 10.7% compared to last year. This increase reflects strong growth in managed funds, growth in customer transaction accounts, increased Treasury trading income and revised product fee structures introduced in the second half of the year to align with market.

Operating expenses

The Group's total operating expenses were $1,299 million (2005: $1,276 million), an increase of 1.8%.

For the year ended 30 September	**2006 $m**	2005 $m
Staff expenses	**738**	690
Computer and equipment expenses	**150**	158
Occupancy expenses	**142**	138
Administration and other expenses	**269**	290
Total operating expenses before goodwill impairment and significant items	**1,299**	1,276

These results reflect tight cost control, together with disciplined investment in future growth by increasing staff in customer facing functions. The small increase in operating expenses was achieved by controlling non-staff related expenses, which overall decreased by $25 million, mainly driven by lower computer and equipment expenses and a fall in administration and other expenses.

Staff costs before significant items are mainly comprised of salaries and wages, superannuation, payroll tax and share based compensation expense. Staff costs increased by 7% to $738 million compared to last year. This increase reflects an average salary and wage increase of 4.3%, effective 1 October 2005 and increased staff numbers to drive business growth.

Bad and doubtful debts

Bad and doubtful debts expense (net of recoveries) for the 2006 year was $144 million. This includes a collective provision charge of $23 million (2005: $28 million) and a specific provisioning charge of $121 million (2005: $100 million). The increase in the specific provisioning charge primarily reflects growth in lending assets, increases in the size of loss experienced on default for residential loans and the adoption of an earlier time frame for transferring problem unsecured loans between collective and specific provisions.

Significant items

Significant items are income and expense items that have an unusual impact on the Group's results due to their size or nature. They are generally of a non-recurring nature and are separately identified to help readers assess the Group's underlying results. Details of significant items excluded from the Group's Cash AIFRS profit result are as follows:

	2006 $m	2005 $m
Significant income items		
- profit on sale of land and buildings	**41**	-
- profit on sale of fixed assets	**-**	27
	41	27
Significant expense items		
- intangible assets impairment loss	**32**	16
- restructure costs	**16**	-
- loss from discontinued operation	**6**	-
	54	16
Significant income tax items		
- income tax benefit on profit on sale of land and buildings	**(10)**	-
- income tax benefit on intangible assets impairment loss	**(10)**	(5)
- income tax benefit on restructure costs	**(5)**	-
- income tax expense on profit on sale of fixed assets	**-**	8
	(25)	3
Net significant income	**12**	8

Refer Note 2 in the Concise Financial Statements for further information on significant items.

Dividends

A final dividend of 77 cents (2005: 70 cents) has been declared by Directors. This increase reflects the Group's growth in Cash Earnings per share.

	2006	2005
Cents per share		
Interim dividend	**74**	67
Final dividend	**77**	70
	151	137

Ratio analysis

Ratios are a useful aid in understanding the Bank's financial performance. Each of the following three ratios are calculated on a cash AIFRS basis.

Earnings per ordinary share (EPS)

EPS shows an ordinary shareholder's entitlement to current profits on a per share basis. EPS does not necessarily equal the dividend per share, as not all profits are paid out as dividends and some dividends can be paid out of prior year profits.

EPS is calculated by dividing the relevant profit figure by the weighted average number of ordinary shares.

	2006	2005
Cash AIFRS profit ($m)	**1,026**	896
Divided by: Weighted average number of ordinary shares (millions)	**524.281**	517.762
Equals:		
Cash AIFRS earnings per share (cents)	**195.8**	173.1

Return on ordinary equity (ROOE)

The ROOE shows profit as a percentage of ordinary equity, that is, the return on each dollar invested in the Bank's ordinary shares. The improved profitability of the current year is reflected in our ROOE, as shown in the table below.

	2006	2005
Cash AIFRS profit ($m)	**1,026**	896
Divided by: Average ordinary equity ($m)	**4,479**	4,055
Equals:		
Cash AIFRS ROOE (%)	**22.9**	22.1

Expense to income ratio

The expense to income ratio is calculated by dividing operating expenses by operating income. This ratio measures the efficiency of the Bank's operations. It demonstrates the amount of expenses incurred in generating income. A lower ratio means the Bank is more efficient. This year the ratio has decreased to 44.0% (2005: 47.1%), reflecting the Bank's commitment to both cost containment and revenue growth and improving shareholder value.

	2006	2005
Operating expenses ($m)	**1,299**	1,276
Divided by: Operating income ($m)	**2,954**	2,709
Equals:		
Cost to income ratio (%)	**44.0**	47.1

Board of Directors

















John Michael Thame AAIBF FCPA
Chairman

John Thame, aged 64, was appointed to the Board in February 1997, having been the Managing Director of Advance Bank Australia Limited from October 1986 to January 1997. His career with Advance spanned 26 years. He was appointed Deputy Chairman in September 2004 and Chairman in December 2004. Mr Thame is a Director of Reckon Limited, Abacus Property Group and The Village Building Co Limited (Group). Mr Thame was also a Director of Permanent Trustee Company Limited from 1997 to 2003, Chairman of The Trust Company of Australia Limited from 2002 to 2003 and a Director of AWB Limited from 1999 to 2005. He is a member of the Bank's Board Risk Management Committee and is Chairman of St.George Life Limited and St.George Insurance Australia Pty Limited.

Gail Patricia Kelly
DipEd BA MBA (with distinction) SF Fin
Managing Director & Chief Executive Officer

Gail Kelly, aged 50, was appointed as the Bank's Chief Executive Officer in December 2001 and Managing Director in January 2002. Mrs Kelly was previously with the Commonwealth Bank of Australia as Head of its Customer Service Division and a member of its Executive Committee. Prior to that, she served with Nedcor Bank, one of the largest banks in South Africa, as General Manager, Cards and General Manager, Personal Banking. Mrs Kelly is a Director of the Bank's funds administration subsidiary, Asgard Wealth Solutions Limited, and a Governor of the St.George Foundation. Mrs Kelly is also a Director of Melbourne Business School Limited and a member of the Financial Sector Advisory Council.

John Simon Curtis BA LLB (Hons)

John Curtis, aged 56, was appointed to the Board in October 1997. Since 1987, he has been a professional company director and is currently the Chairman of Allianz Australia Limited and the Chairman of Merrill Lynch Australia Advisory Board. He is also the Chairman of Sydney Cancer Centre Foundation Limited. Prior to 1987, Mr Curtis was responsible as a Chief Executive for the operations of Wormald International Limited at various times in Australia, Europe and the Americas. Mr Curtis was also a Director of Perpetual Trustees Australia Limited from 1995 to 2004. He is a Director of the Bank's funds administration subsidiary, Asgard Wealth Solutions Limited, and is a member of St.George Bank's Board Audit, Due Diligence and Nomination and Remuneration Committees.

Terry James Davis

Terry Davis, aged 49, is currently the Chief Executive and Managing Director of Coca-Cola Amatil Limited. He was appointed to this role in 2001 and prior to this was with the Foster's Brewing Group in various positions, including Managing Director of Beringer Blass Wine Estates, the wine division of Foster's. Between 1987 and 1997, he was with the Cellarmaster Wines Group as Managing Director. He joined the St.George Board on 17 December 2004. He is currently a member of the University of New South Wales Council and the Business Council of Australia. Mr Davis is Chairman of the Bank's Board Nomination and Remuneration Committee.

Richard Anthony Fountayne England FCA MAICD

Richard England, aged 56, is a professional company director and chartered accountant. He joined the St.George Board in September 2004. Mr England is currently Chairman of GroPep Limited and Deputy Chairman of Ruralco Holdings Limited. He is also a Director of Choiseul Investments Limited, Healthscope Limited, ITL Limited and KH Foods Limited. He has over 30 years experience in insolvency and management advisory work and is a former partner of Ernst & Young. Mr England was also a Director of Peter Lehmann Wines Limited from 1998 to 2003 and ABB Grain Limited from 2003 to 2004. Mr England is a member of the Bank's Board Audit, Due Diligence and Risk Management Committees.

Paul Dean Ramsbottom Isherwood AO FCA

Paul Isherwood, aged 67, was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants, his career with that firm spanning a period of 38 years. He is Chairman of Globe International Limited and Stadium Australia Management Limited and is a Director of Australand Holdings Limited Group. Mr Isherwood is also Chairman of St.George Bank New Zealand Limited and St.George Bank Limited's Board Audit and Due Diligence Committees.

Linda Bardo Nicholls BA (Econ)
MBA (Harvard)

Linda Nicholls, aged 58, was appointed to the Board in August 2002. She is Deputy Chairman of Healthscope and a Director of Sigma Pharmaceutical Group and Insurance Manufacturers of Australia. Mrs Nicholls is also a Member of Council of the Walter and Eliza Hall Institute of Biomedical Research, the Board of Trustees of The Conference Board in New York and a Director of The Smith Family. Mrs Nicholls was a Director of Australian Postal Corporation from 1989 to 2006 and was its Chairman from 1997 to 2006. She was a Director of Perpetual Trustees Australia Limited from 1996 to 2005 and of the General Sir John Monash Foundation from 2004 to 2006. Mrs Nicholls has over 25 years experience as a senior executive and company director in banking, insurance and funds management in Australia, New Zealand and the United States. She was a member of the Wallis Inquiry into the financial services industry in 1996. She is Chairman of the Bank's Board Risk Management Committee.

Graham John Reaney BComm CPA

Graham Reaney, aged 63, was appointed to the Board in November 1996. Mr Reaney's business experience spans 30 years, during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions included Managing Director of Industrial Equity Limited, where Mr Reaney had responsibility for managing a range of businesses in the food and beverage and resource and service sectors. He is Chairman of PMP Limited and a Director of the Australian Gas Light Company Limited. Mr Reaney is a member of the Bank's Board Risk Management Committee, Nomination and Remuneration Committee and the BankSA Advisory Board.

Corporate Governance Statement

Overview

The Australian Stock Exchange (ASX) Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (the Recommendations) require listed entities to include a statement in their annual report disclosing the extent to which they have followed the Recommendations during the reporting period. We confirm that, as at the date of this report, St.George was in compliance with all of the Recommendations during the reporting period.

The Board of Directors

The Board of Directors is responsible for St.George's overall performance and governance. The functions, responsibilities, composition and procedures of the Board are set out in the Board Charter. Under the Board Charter, the Board's responsibilities include:

- overseeing the performance and activities of the Bank through agreed goals and strategy;
- assessing performance against Board-approved budgets, targets and strategies;
- overseeing the management of the Bank's business;
- overseeing appropriate controls, systems and procedures within the Bank to manage the risks of its businesses and compliance with all regulatory and prudential requirements including, without limitation, occupational health and environmental issues;
- reviewing matters of general corporate governance;
- appointing and removing the Managing Director;
- ratifying the appointment and, where appropriate, the removal of the Company Secretary;
- monitoring senior management's performance and implementation of the Board-approved strategies and ensuring appropriate succession planning is in place;
- approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestitures;
- approving and monitoring material financial and other reporting; and
- setting delegated spending limits.

Board composition and skills

There are currently seven Non-Executive Directors and the Managing Director on the St.George Board. St.George's Constitution provides that there must be a minimum of five and a maximum of nine Directors and the Board Charter provides that the Board will only appoint one executive Director to the Board, that being the Managing Director. At the Bank's 2006 Annual General Meeting, the Board will recommend to shareholders that they vote to increase the maximum number of directors to 10.

It is St.George's policy that the Chairman of the Board must be an independent Director and is not the Managing Director. The Board comprises a majority of independent Directors.

Mr Len Bleasel retired as a St.George Bank Director on 16 December 2005. The Bank will seek to fill the vacancy on the Board caused by Mr Bleasel's retirement during 2007.

Each Director is assessed regarding their independence in light of interests disclosed by them and on the basis of criteria defined in the Board Charter. Directors are required to provide the Board with all relevant information to assess their independence.

For the purposes of determining a director's independence, the Board applies criteria that are based on those suggested by the Recommendations. A Director will be considered to be independent if that Director:

(a) is a Non-Executive Director (i.e. is not a member of management);

(b) has not been a substantial shareholder of the Bank or an officer of, or otherwise associated directly with, a substantial shareholder of the Bank;

(c) has within the last three years not been employed in an executive capacity by the Bank or another Group member, or been a Director after ceasing to hold any such employment;

(d) has within the last three years not been a principal of a material professional adviser or a material consultant to the Bank or another Group member, or an employee materially associated with the service provided;

(e) has not been a material supplier or customer of the Bank or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

(f) has no material contractual relationship with the Bank or another Group member other than as a Director of the Bank;

(g) has not served on the Board for a period which could, or could reasonably be perceived to, interfere materially with the Director's ability to act in the best interests of the Bank; and

(h) has been free from any interest and any other business relationship which could, or could reasonably be perceived to, interfere materially with the Director's ability to act in the best interests of the Bank.

Materiality is defined, for the purposes of paragraphs (d), (e) and (f) above, as a contractual relationship pursuant to which payments are made representing greater than 5 per cent of the revenues of the supplier/adviser/consultant/counterparty, or greater than 5 per cent of the costs of the customer/counterparty in the relevant party's financial year. Materiality for the purposes of paragraphs (g) and (h) will be construed by the Board as it deems appropriate in shareholders' best interests as relevant circumstances arise.

The Board has this year assessed each of the Directors in office at the date of this report against the above criteria and considers that all of the Non-Executive Directors are independent. The names of the Directors can be found on page 43.

The Board is satisfied that Mr John Thame is an independent member of the Board. Mr Thame's executive roles at Advance Bank, including as Managing Director, ended 10 years ago when Advance and St.George merged. As a result, Mr Thame's current role as Chairman does not involve the review of the strategies or processes developed by him or his former management team.

Directors are required to have a broad range of commercial expertise and experience, particularly in a field which is complementary to the Bank's activities and strategy, or to have appropriate professional qualifications, to provide value to the Board's deliberations. Board members must have proven ability and capacity to make a meaningful contribution to Board strategy and policy and participate in the overseeing of the proper functioning of management. As set out on page 43, all of the current members of the Board have the skills, experience and expertise relevant to their position.

Performance review

Each year, the Board reviews the performance of the Board, the Board Committees, the Bank, its senior executives, the relationship between the Board and management and matters of general corporate governance.

In addition, the Chairman of the Board conducts an annual questionnaire and interview with each Non-Executive Director as part of the review of the performance and contribution to the Board of each Non-Executive Director. The last review of the Board was conducted in September 2006. The Board as a whole reviews the performance of the Managing Director at least annually. The Chairman of the Nomination and Remuneration Committee facilitates an evaluation by all Directors of the performance of the Chairman of the Board. The Nomination and Remuneration Committee Chairman determines the performance criteria to be considered in these reviews.

Directors' retirement and re-election

One third of the Directors (excluding the Managing Director) must retire each year at the Annual General Meeting, but may stand for re-election.

St.George policy is that no Director can be appointed to the Board if he or she is aged 65 years or over, and a Director must retire at the conclusion of the Annual General Meeting following that Director reaching the age of 72 years. The Board's policy (except in special circumstances, where the Board considers it important to retain valuable skills or knowledge) is that no Director should be appointed to fill a casual vacancy if he or she would be over 60 years when appointed.

Details of the current Directors serving on the Board are provided on page 43.

Remuneration of Directors and Senior Executives

The Nomination and Remuneration Committee considers and makes recommendations to the Board regarding the composition and remuneration of the Board and on any proposed Board performance criteria. Details of the remuneration paid to the Directors (executive and Non-Executive) and specified senior executives are set out in the Remuneration Report contained in the Directors' Report on pages 54 to 66.

In accordance with section 250R of the Corporations Act 2001, the agenda for the 2006 Annual General Meeting of the Bank will include a resolution for the adoption of the Remuneration Report. The vote on the resolution is advisory only and does not bind the Directors or the Bank.

Retirement benefits

The Board of Directors terminated its retirement benefits scheme for Non-Executive Directors, effective from 30 September 2003, following the approval of shareholders at the 2003 Annual General Meeting. Non-Executive Directors appointed after 30 September 2003 are not entitled to retirement benefits. Payment of retirement benefits for Directors in office at 30 September 2003 will not exceed the amount accrued in respect of that Director as at 30 September 2003.

Independent professional advice

To assist in the performance of their duties, Directors may, in consultation with the Chairman and at the expense of the Bank, seek independent advice on any matter before the Board, with such advice being made available to all Directors.

Market disclosure policy

St.George is committed to best practice disclosure policy, with properly detailed and timely disclosure to the market of relevant information about St.George. It recognises that keeping the investor community fully informed and resisting pressure to give preferential access to analysts, institutions or others enhances corporate credibility and investor confidence, with a positive influence on share price.

This commitment is reflected in St.George's Company Disclosure Policy and Communications Strategy, a copy of which is available on the St.George website. These written policies have been designed to ensure compliance with ASX Listing Rule disclosure requirements and the Recommendations.

The policy provides that all material information is to be immediately notified to the investor community through the ASX, without preferential access to any individual or group. To ensure best practice in disclosure, all new information in the first instance will be released to the ASX. The General Counsel and Secretary of the Bank is primarily responsible for communicating with the ASX and for ensuring all information is clear, objective and factual and that no material information is omitted. The Policy also sets out guidelines relating to the announcement of future earnings or financial performance, meetings with investors and analysts, shareholder enquiries and inadvertent disclosure of information.

Procedures are in place to ensure that all information which could potentially require disclosure is reported promptly to the Managing Director through relevant senior executives for assessment by the Managing Director with the Group Executive, Strategy, and/or the Chief Financial Officer and General Counsel and Secretary. Compliance with the Disclosure Policy is monitored on a quarterly basis by the Board's Audit Committee and the Policy is reviewed annually by that Committee.

St.George endeavours to improve access to information by investors by using, where reasonable, current technology to ensure the widest possible dissemination of information in a timely manner. All ASX announcements are posted to the St.George website and the Bank's announcement of its yearly and half-yearly financial results and shareholders' meetings are webcast.

All media enquiries relating to issues material to St.George are coordinated by the Group Executive, Strategy, in consultation, if appropriate, with the Chief Financial Officer, with only certain nominated senior staff authorised to make media comments.

Committees of the Board

The Board's structure of Board Committees assists it in managing its responsibility for oversight and control. The Board has established four Committees to assist in the execution of its responsibilities. These are the Audit Committee (previously known as the Audit and Compliance Committee), the Nomination and Remuneration Committee, the Due Diligence Committee and the Risk Management Committee.

Each of these Committees operates under Board-approved Charters which are reviewed regularly by the Board. The Charters deal with the purpose, membership, responsibilities and authorities of each Committee, together with the quorum and frequency of meetings. Copies of these Charters are available on the St.George website. Additional committees may be formed from time to time to deal with specific matters.

Minutes of Committee meetings and Committee recommendations are provided to the Board.

Audit committee

Role

Previously, this committee had both an audit and compliance role. The compliance role as from July 2006 was transferred to the Board Risk Management Committee.

In discharging its audit role, the Committee receives and considers reports and recommendations from the Bank's management and makes recommendations to the Board in respect of the Bank's financial reporting, Australian Prudential Regulation Authority reporting, systems for internal control and both internal and external audit processes.

In addition, the Audit Committee reviews major disclosure documentation prior to the issue to the market, such as financial results disclosure and other significant disclosures made to the market.

Composition

The Audit Committee has a membership of at least three Non-Executive Directors, the majority of whom are independent. The Audit Committee Chairman is independent and is not the Chairman of the Board.

The current members are J S Curtis, R A F England and P D R Isherwood (who is the Chairman).

The qualifications of the members of the Audit Committee are set out on page 43.

At the end of each reporting period, the Audit Committee reviews the Group's half-yearly and yearly financial statements prior to submission to the Board.

The internal and external auditors have a direct line of communication to the Chairman of the Audit Committee, with the external auditor also having a direct line of communication to the Board's Chairman. The external auditor is invited to attend Audit Committee meetings each quarter and addresses the Audit Committee in the absence of members of management. In addition, the external auditor is invited by the Audit Committee to attend the Annual General Meeting of the Bank and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report. The Audit Committee is also responsible for making recommendations to the Board regarding the nomination of external auditors to the Group and reviewing the adequacy of existing external audit arrangements.

KPMG was appointed the Bank's external auditor at its Annual General Meeting in December 1998 and continues in this role. The responsible audit partner must be rotated at least every five years and cannot work on the Bank's audit for a period of two years following a rotation. The Bank's previous responsible audit partner, Mr John Teer, rotated away from the Bank's audit in 2005/06 and was replaced by Mr Paul Reid, also of KPMG. Details of the total fees paid to the auditor are set out in Note 38 of the Full Financial Report.

Audit independence

St.George has a policy for the provision of non-audit related services by the Bank's auditor under which the prior approval of the Chairman of the Audit Committee is required where non-audit services are sought from the Bank's auditor for which the proposed fee exceeds a specified level. The annual fees payable to the Bank's auditor for non-audit services for which, under the policy, the Audit Committee Chairman's approval is not required, are reviewed by the Audit Committee above specified levels. The fees payable to the Bank's auditor for non-audit services are also set out in Note 38 of the Full Financial Report. The auditor cannot be engaged to provide non-audit services that may materially conflict with its obligations and responsibilities as the Bank's auditor. In addition, the policy prohibits audit firm partners and professional staff (and their families) from directly investing in the Bank's shares, borrowing from the Bank or being a Director or holding an executive position in the Bank which is of significance to the audit.

It is one of the functions of the Audit Committee to assess the performance and independence of the Bank's external auditor and whether the independence of this function is maintained, having regard to the provision of non-audit related services.

Nomination and Remuneration Committee

Role

The Nomination and Remuneration Committee meets as required to consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and, where required, the suitability of nominations for the position of Director.

Recommendations are also made by the Nomination and Remuneration Committee to the Board regarding the Bank's recruitment, retention and termination policies and procedures for senior executives.

This consideration will involve an assessment (with the assistance of external advice, if appropriate) of the qualifications, skills, experience and value which the person may bring to the Board and his or her ability to make a contribution to the Board's strategy, policy and effectiveness.

The Nomination and Remuneration Committee also reviews and makes recommendations to the Board on the various Group compensation, incentive and reward programs, including the remuneration for the Managing Director and senior executives.

In addition, the Nomination and Remuneration Committee makes determinations as required of it under the rules of St.George's employee share/option plans. The Managing Director does not attend parts of meetings which relate to the assessment of the Managing Director's remuneration.

Composition

The Nomination and Remuneration Committee has a minimum of three members, the majority being independent Directors and is chaired by the Chairman of the Board, or an independent Director.

The current members are J S Curtis, T J Davis (who is the Chairman) and G J Reaney.

Remuneration policies

The Bank's remuneration policies are set out in the Remuneration Report on pages 54 to 66 of the Directors' Report.

Due Diligence Committee

Role

The Due Diligence Committee meets for the purposes of reviewing the planning, memorandum and/or other procedures proposed by the Bank's management for determining the content of disclosure documents to be issued in connection with capital raising or other major transactions proposed to be undertaken by the Bank. It oversees the due diligence and verification conducted in relation to such disclosure documents and recommends to the Board whether such disclosure documents can be issued and monitors compliance with the regulatory regime applicable to such documents.

Composition

The Due Diligence Committee comprises the members of the Audit Committee; membership is three Non-Executive Directors. The Chairman of the Due Diligence Committee is the Director who holds the position of the Chairman of the Audit Committee.

Risk Management Committee

Role

As from July 2006, the compliance role of the Audit and Compliance Committee (as it was then known) was transferred to the Risk Management Committee.

The Risk Management Committee oversees and monitors policies and procedures in relation to credit, liquidity, market, balance sheet and operational risks. In the area of credit risk, the Risk Management Committee reviews and approves loan applications and credit limits within levels delegated by the Board. In addition, it oversees and monitors the Bank's credit practices and reporting procedures to ensure adherence to policy. It also reviews the Group's credit portfolios and provisioning for bad and doubtful debts and the risk management policies and procedures for market, funding and liquidity risks, as well as the strategies and positions taken to manage interest rate risk and the Bank's balance sheet. It oversees and monitors the Bank's compliance with regulatory capital requirements, the compliance systems in place by which management discharges its legal obligations in respect of the Bank's business and the compliance systems and procedures within the Bank by which appropriate disclosure can be made to the Board of the risks just described.

Composition

The Risk Management Committee has a membership of four Non-Executive Directors.

The current members are R A F England, L B Nicholls (who is the Chairman), G J Reaney and J M Thame.

Attendance record of Board and Board Committees for 2005/06

Board (Total number of meetings held: 15)	Attended
G P Kelly	15
L F Bleasel (Retired as a Director on 16 December 2005)	4/5
J S Curtis	15
T J Davis	15
R A F England	15
P D R Isherwood	14
L B Nicholls	15
G J Reaney	14
J M Thame	15

Audit Committee (Total number of meetings held: 5)	Attended
L F Bleasel (Resigned as a member on 16 December 2005)	1/2
J S Curtis	5
R A F England	4
P D R Isherwood	5

Nomination and Remuneration Committee (Total number of meetings held: 4)	Attended
L F Bleasel (Resigned as a member on 16 December 2005)	2/2
J S Curtis	4
T J Davis	4
G J Reaney	4

Due Diligence Committee (Total number of meetings held: 6) (This Committee considered matters via three (3) circulated resolutions during the period.)	Attended
L F Bleasel (Resigned as a member on 16 December 2005)	0/2
J S Curtis	5
R A F England	6
P D R Isherwood	5

Risk Management Committee (Total number of meetings held: 12*)	Attended
R A F England	12
L B Nicholls	11
G J Reaney	11
J M Thame	12

* There have been numerous individual proposals circulated to the Risk Management Committee for approval between meetings, which have required consideration of up to two days per month in time for Directors on that Committee.

During the year, Mr Isherwood attended eight (8) Board meetings of St.George Bank New Zealand Limited and Mr Reaney attended four (4) meetings of the BankSA Advisory Board. Mr Curtis attended five (5) Board meetings of the Bank's wealth management subsidiary, Asgard Wealth Solutions Limited, and Mr Thame attended three (3) Board meetings of the Bank's life insurance subsidiary, St.George Life Limited.

Company Secretary

The Company Secretary, Michael Bowan (BA, LLB (Hons) ANU), was admitted as a New South Wales solicitor in December 1989 and was appointed to his current role as General Counsel and Secretary of St.George Bank on 1 October 2000.

Identifying and managing significant business risks

The operational and financial performance of the Group is monitored by a reporting structure which includes the Board and its Committees. The Board also monitors appropriate risk management strategies developed to mitigate the identified risks of the business. The Bank's policies and systems for dealing with market, credit, balance sheet, and liquidity risks are outlined in the Risk Management section of this Annual Report.

Compliance, ethics and integrity

The Board has a Code of Ethics which sets out the expectations of St.George for Directors and staff in their business affairs and in dealings with customers. Among other things, the Code of Ethics requires high standards of personal integrity and honesty in all dealings, a respect for the privacy of customers, avoidance of any conflicts of interest and observance of the law. Particularly, staff members should maintain required records with integrity, reflecting transactions in an accurate and timely manner.

The Code of Ethics also encourages staff to report in good faith suspected unlawful/unethical behaviour in others, and provides an avenue of communication through the General Counsel and Secretary for staff to report suspected offences.

In addition, St.George has a Whistleblower Policy which sets out the procedure for dealing with reports of suspected improper conduct within the St.George Group, and the protection of the individuals making those reports. All St.George staff have a responsibility and are encouraged to report any known or suspected incidences of improper conduct by making a protected disclosure in accordance with the Whistleblower Policy. It is the responsibility of all St.George personnel to ensure the welfare of the whistleblower, by refraining from any activity that is, or could be perceived to be, victimisation or harassment of the whistleblower.

In compliance with Section 195 of the Corporations Act 2001, any Director who has a material personal interest in a matter that is being considered at a Directors' meeting must not be present while that matter is being considered and must not vote on the matter. Furthermore, any Director who has a conflict of interest regarding any matter being considered by the Directors will not receive a copy of the paper dealing with the matter.

St.George trading policy

The Board has established guidelines incorporating governance policies which deal, among other matters, with disclosure of interests by Directors and limitations on dealing in the Bank's financial products by Directors and senior officers. A copy of the St.George Trading Policy is available on the St.George website.

Directors and employees are encouraged to be long-term holders of the Bank's financial products. Directors, senior management and those members of staff with access to market-sensitive information, however, are only permitted to deal in the Bank's financial products in certain window periods (and then only if they are not in possession of unpublished price-sensitive information), namely within six weeks following the announcement of the Bank's interim and final results and within four weeks following the Bank's Annual General Meeting or the issue of a prospectus.

Any Director or employee wishing to buy or sell the Bank's financial products or exercise options over the Bank's financial products must advise the Chairman (in the case of Directors) or the Bank's Secretary (in the case of an employee) of their intention to do so before buying or selling the financial products or exercising options. Any employee who is a member of the Bank's Group Executive Management team or its equivalent must obtain the Bank's Managing Director's consent before entering into any financial products which operate to limit the economic risk of a holding in the Bank's securities.

Directors and employees must not buy or sell the financial products or exercise their options until approval has been given by the Chairman, the Bank's Secretary or the Managing Director (as the case may be).

The Bank is also obliged to advise the ASX of Directors' dealings in its financial products.

For the purposes of this Policy, 'financial products' includes the Bank's shares and debt securities, financial products issued or created over its securities by third parties, and associated products which operate to limit the economic risk of a holding in the Bank's securities.

Directors are required to have shareholdings in the Bank. Under the Constitution, a Director's required shareholding is no less than 500 shares.

Further information

As part of its commitment to achieving best practice in corporate governance, St.George regularly reviews its corporate governance policies and, where appropriate, updates them. St.George has a Corporate Governance section on its website at www.stgeorge.com.au, where there is information on its corporate governance arrangements, including copies of the relevant St.George policies and the Board and Committee Charters.

Risk Management

The consolidated entity in its daily operations is exposed to a range of risks including credit risk, liquidity risk, market risk, banking book risk and operational risk (including fraud, theft and property damage). These risks are managed through specialised committees responsible for policy setting and monitoring and analysing risk.

Credit risk

Credit risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations. This risk is inherent in the consolidated entity's lending activities, as well as transactions involving derivatives and foreign exchange. Credit risk is managed principally through embedded controls upon individual lending divisions and business managers who are responsible for the lending. Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the consolidated entity.

Credit processes are typically structured so that loan origination, approval, document preparation, settlement and account monitoring and control are segregated to different individuals or areas. Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division assesses credit beyond the lending authorities of business divisions and/or outside normal Group Credit policies or guidelines. This division assesses specific provision requirements where loan default has occurred and also controls the Loans Management Unit, which manages large impaired assets with the aim of achieving the optimum result from such assets.

Through its credit inspection function, Group Credit tests internal controls and adherence to credit policies and procedures which are standard throughout the Group and contained in credit manuals administered by Group Credit.

The consolidated entity applies standard credit risk assessment criteria to all extensions of credit, from credit scoring systems for basic retail products to complete credit assessment for commercial and trade related transactions.

Standard risk grading methodologies for commercial lending are set at the transaction level and will drive pricing.

The portfolio maintenance function within Group Credit monitors and refines proprietary risk grading systems to ensure ongoing predictability.

Various prudential limits are in place to assist with the diversification of the portfolio. These include limits on counterparties, individual securities or developments, industries and geographies. Prudential limits are approved by the Bank's Board Risk Management Committee.

Group Credit regularly reports to the Management Credit Committee and the Board Risk Management Committee on the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all approvals above $25 million.

Liquidity risk

Liquidity risk refers to the inability to meet financial commitments when they fall due.

Liquidity risk arises from mismatches in the cash flows from financial transactions.

Liquidity is managed to policies and strategies determined by the Bank's Asset and Liability Committee (ALCO).

These include:

- maintaining a core of high-quality and readily liquefiable securities;
- sourcing the majority of funds from the retail sector and committed medium-term wholesale facilities;
- maintaining a diversified used funding capacity in wholesale and retail markets; and
- monitoring liquidity flows while quickly identifying any anomalies.

Market risk

(a) Funding risk

Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or availability.

To minimise funding risk, the consolidated entity raises wholesale funds from well diversified sources encompassing both international and domestic capital markets.

(b) Interest rate risk

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. Movements in interest rates can affect earnings and the value of the consolidated entity. Interest rate risk management policy aims to minimise fluctuations in earnings over time from volatility in movements in interest rates while maximising shareholder value.

(i) Interest rate risk in non-trading activities
Accrual accounted interest rate risk is monitored by the Bank's Balance Sheet Risk Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines, defined limits and strategic objectives set by ALCO.

The 'gap position' between on and off balance sheet assets and liabilities repricing is managed with derivative products, particularly swaps and options, and on balance sheet strategies.

Interest rate risk also arises from the impact of interest rate changes on pricing relationships between retail and wholesale assets and liabilities. The risk is monitored through simulation modelling which estimates the impact on net interest earnings and value due to changes in interest rates and/or the size and mix of the balance sheet.

The simulation model integrates risk parameters, product design and pricing policies and balance sheet and yield curve forecasts. The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment.

(ii) Market risk from trading activities
Market risk is the potential for losses arising from adverse movements in the level of market factors such as foreign exchange rates, interest rates or exchange rate volatilities. Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99 per cent is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit of 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally, the market risk framework includes enforcing stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards. Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant, thereby excluding any intraday trading activity.

Operational risk

Operational risk is the risk of loss, including reputation, resulting from failed internal processes, people and systems or from external events. The operational risk management function ensures the Group has appropriate controls to mitigate potential operational risks.

Various techniques are utilised by the operational risk management functions to manage, mitigate, monitor and report on operational risk exposures, related controls and the trends associated with various key risk indicators. A documented framework includes policy and procedures expected of the operational risk management functions within the Bank.

The operational risk function facilitates informed decision making and promotes a consistent risk culture within the Group. The Group intends to implement the Advanced Measurement Approach under Basel II to calculate operational risk capital.

Derivative financial instruments

Definition

A derivative is a financial instrument providing the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.

Swaps

A swap is an agreement between two parties to exchange obligations periodically, based on an underlying financial asset, reference rate or index.

Options

An option is a contract that grants the holder the right, but not the obligation, to buy or sell the underlying asset at a specific price on a specified date.

Business continuity and planning

St.George's business recovery policy

Business continuity management is a key component of St.George's sustainability, ensuring the Group can respond to and recover from major incidents. The Bank's Business Recovery Plans document a coordinated response to facilitate the recovery of critical business processes and services in the event of major damage or loss of service.

5 Year Financial Summary

		Full AIFRS			Previous GAAP	
		2006	2005	2004	2003	2002
Statement of Financial Performance						
Interest Income	$m	**6,814**	5,916	4,116	3,434	3,064
Interest Expense	$m	**4,799**	4,055	2,504	1,983	1,731
Net Interest Income	$m	**2,015**	1,861	1,612	1,451	1,333
Other Income	$m	**994**	860	975	910	852
Bad and Doubtful Debts Expense	$m	**144**	128	112	102	87
Operating Expenses	$m	**1,356**	1,296	1,342	1,278	1,429
Share of Net Profit/(Loss) of Equity Accounted Associates	$m	**-**	3	2	(3)	(1)
Profit before Income Tax	$m	**1,509**	1,300	1,135	978	668
Income Tax Expense	$m	**445**	399	372	325	240
Profit after Income Tax	$m	**1,064**	901	763	653	428
Net (Loss)/Profit Attributable to Minority Interests	$m	**(4)**	(5)	(4)	(5)	1
Net Profit Attributable to Members of the Bank	$m	**1,068**	906	767	658	427
Preference Dividends	$m	**20**	17	50	52	58
Profit Available to Ordinary Shareholders	$m	**1,048**	889	717	606	369
Return on Average Assets						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	%	**1.05**	1.03	1.30	1.31	1.26
- after goodwill impairment/amortisation, significant items and non-trading derivatives	%	**1.07**	1.03	1.14	1.13	0.80
Return on Average Ordinary Equity						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	%	**22.91**	22.10	21.42	20.30	19.54
- after goodwill impairment/amortisation, significant items and non-trading derivatives	%	**23.40**	21.92	18.73	17.23	11.73
Return on Average Risk Weighted Assets	%	**2.03**	2.00	1.92	1.91	1.38
Operating Expenses as a % of Average Assets (1)	%	**1.31**	1.45	1.82	2.00	2.13
Expense to Income Ratio (1)	%	**44.0**	47.1	47.5	49.6	52.4
(1) Before goodwill impairment/amortisation, significant items and non-trading derivatives						
Net interest margin	%	**2.11**	2.21	2.70	2.76	2.80

		Full AIFRS	Statutory AIFRS		Previous GAAP	
Statement of Financial Position						
Total Assets	$m	**107,002**	92,359	69,960	62,714	55,004
Liquids and Treasury Securities	$m	**9,996**	9,451	7,166	6,523	6,822
Loans and Other Receivables	$m	**81,516**	72,949	54,782	48,904	42,767
Other Assets	$m	**15,490**	9,959	8,012	7,287	5,415
Total Liabilities	$m	**101,659**	86,972	64,931	58,349	51,166
Deposits and Other Borrowings	$m	**54,633**	49,175	46,083	45,291	38,394
Bonds and Notes and Loan Capital	$m	**36,625**	27,874	11,388	6,628	8,305
Other Liabilities	$m	**10,401**	9,923	7,460	6,430	4,467
Total Shareholders' Equity	$m	**5,343**	5,387	5,029	4,365	3,838
Shareholders' Equity as % of Total Assets	%	**4.99**	5.83	7.19	6.96	6.98
Capital Adequacy						
- Tier 1 Capital	%	**6.9**	7.3	7.3	7.2	7.5
- Tier 2 Capital	%	**4.0**	3.9	3.9	3.2	3.4
- Less: Deductions	%	**(0.1)**	(0.1)	(0.1)	(0.1)	(0.1)
Total	%	**10.8**	11.1	11.1	10.3	10.8
Risk Weighted Assets	$m	**52,982**	47,864	42,581	36,903	32,495
Receivables						
Residential	$m	**62,697**	56,292	39,273	34,991	30,527
Commercial	$m	**12,323**	11,981	11,447	10,202	8,975
Consumer	$m	**6,120**	4,719	4,070	3,610	3,104
Other	$m	**644**	176	201	277	313
Receivables before Collective/General Provision	$m	**81,784**	73,168	54,991	49,080	42,919
Collective/General Provision	$m	**268**	219	209	176	152
Net Loans and Other Receivables	$m	**81,516**	72,949	54,782	48,904	42,767

		Full AIFRS			Previous GAAP	
Share Information						
Dividend per Ordinary Share						
- Interim	Cents	**74**	67	60	45	38
- Final	Cents	**77**	70	62	50	42
Total	Cents	**151**	137	122	95	80
Earnings per Ordinary Share						
Basic						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**195.8**	173.1	160.8	142.2	124.7
- after goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**199.9**	171.7	140.6	120.7	74.8
Diluted						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**194.4**	171.8	160.0	141.7	124.1
- after goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**198.4**	170.5	140.3	120.8	76.0
Dividend Payout Ratio	%	**75.7**	80.0	87.4	79.2	107.6
Net Tangible Assets per Ordinary Share	$	**6.73**	6.01	5.58	4.86	3.68
Other Statistics						
Branches		**390**	390	391	404	406
Staff		**7,949**	7,880	7,541	7,325	7,342
Assets per Staff	$m	**13.5**	11.7	9.3	8.6	7.5
Staff per $m Assets		**0.07**	0.09	0.11	0.12	0.13

St.George Bank Limited and its Controlled Entities

Concise Financial Report

For the year ended 30 September 2006

Contents

The financial statements and other specific disclosures are an extract of, and have been derived from the St.George Bank Limited and its Controlled Entities ("Group") Full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with the Group's Full Financial Report.

The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the Full Financial Report.

A copy of the Group's 2006 Full Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request.

reviewed annually and applies for the period 1 October to 30 September each year.

employment on 14 January 2002.

order for a beneficial interest in the

ST.GEORGE BANK CONCISE FINANCIAL REPORT 2006

Remuneration Report continued

shares to be transferred to the Managing Director. The awards will be forfeited if the Managing Director leaves her employment with the Bank before the end of the three year period and the dividend payments will cease. In circumstances where the Board exercises its discretion to waive this condition, for example, redundancy, retirement or death, the shares held on trust will be transferred to her at the end of the relevant three year period or earlier at the Board's discretion;

(3) payment of termination benefits – there is no specific entitlement to receive a payment if the Bank is acquired, except for a bona fide takeover where the options and awards become exercisable (refer point (4)) or where there is a material diminution in the Managing Director's role or responsibilities (refer point (8)). STI shares held in trust may be transferred to the Managing Director at the Board's discretion (refer point (2));

(4) 1,000,000 options were granted on 12 December 2001, subject to performance conditions and vest over 4.5 years from the grant date. The first tranche of 250,000 options vested and were exercised on 23 November 2004. The second tranche of 250,000 options vested and were exercised on 7 November 2005. The third tranche of 500,000 options vested and were exercisable from 12 June 2006. On 1 October 2004, 500,000 options and 57,600 awards were granted, subject to performance conditions as outlined in section A10. The first tranche of 125,000 options and 14,400 awards vested and were exercisable from 30 September 2006. The second tranche of 125,000 options and 14,400 awards will be assessed on 30 September 2007 and the final tranche of 250,000 options and 28,800 awards will be assessed on 30 September 2008. These options and awards are exercisable at the discretion of the Board if a bona fide takeover bid for the Bank becomes unconditional;

(5) should the Managing Director terminate the service agreement (unless she does so because there has been a material diminution in her role and responsibilities), she will only receive statutory entitlements;

(6) should the Bank terminate the service agreement because of a breach by the Managing Director, only statutory entitlements will be payable;

(7) should the Bank terminate the service agreement for reasons other than a breach by the Managing Director, an amount equal to the base annual remuneration then applying is payable by the Bank;

(8) should the Managing Director terminate the contract because there has been a material diminution in her role and responsibilities, an amount equal to twice her base annual remuneration then applying will be payable by the Bank as well as statutory entitlements;

(9) in situations (7) and (8), the Bank must also pay the Managing Director an amount as approved by the Board to reflect both the Managing Director's performance and that of the Bank against the KPIs established by the Board for paying her STI. In addition, should situation (7) or (8) occur, then within 12 months of that occurrence, the Managing Director will also be entitled to exercise some or all of those awards and options referred to in point (4) above, subject to satisfaction of relevant performance conditions relating to Earnings Per Share (EPS) and/or Total Shareholder Return (TSR) as applicable;

(10) the notice periods for termination without cause of the agreement relating to the Managing Director's employment are:

(a) by the Board – twelve months; and

(b) by the Managing Director – six months.

Group Executives' At Risk Remuneration

The remuneration of the Group Executives comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives. The Long Term Incentive (LTI) is delivered under the Executive Performance Share Plan (Performance Plan) and Executive Option Plan (Option Plan).

STIA and STID

Each year, the Managing Director sets the KPIs in the form of a Balanced Scorecard for the Group Executives that the Committee recommends for approval by the Board. The KPIs generally include measures relating to the Group, the Division and the individual, and include Financial, Customer, People, Risk and Compliance and Strategy outcomes. The KPIs have been chosen because they directly align the individual's rewards to the key performance drivers of the Group that are set at the beginning of the financial year. In all cases, these KPIs are transparent, challenging and relevant to the Group's strategy and performance.

At the end of the financial year, the Committee assesses the actual performance of the Group, the Division and the individual against the KPIs set at the beginning of the financial year. Based on the outcome, the Committee then recommends the STIA and STID to be paid to the Group Executives for approval by the Board. This method of assessment was chosen as it provides the Committee with an objective assessment of the Group Executives' performance.

Once the Board has approved the STIA and STID amounts, the STIA is paid to the participant as cash or salary sacrificed into superannuation or shares (at the individual's election). The STID is satisfied through the granting of an award under the Performance Plan. Shares to satisfy this grant are purchased on market, held in trust and restricted from sale for a period of three years from the grant date. The Group Executive will be entitled to receive dividend distribution payments following the Board's determination. The grant date for the STID is 1 October each year, being the commencement of the STID performance period, though the Group Executive must remain an employee of the Bank for the duration of the three year period in order for the beneficial interest in the shares to be transferred to the Group Executive. The STID will be forfeited if the Group Executive leaves the Bank before the end of the three year vesting period and the dividend distribution payment will cease. In circumstances where the Board exercises its discretion to waive this condition, for example, redundancy, retirement or death, the shares held on trust will be transferred at the end of the relevant three year period or earlier at the Board's discretion.

LTI

LTIs are provided by participation in the Performance and Option Plans, both approved by shareholders on 3 February 1998. LTI allocations are subject to tenure and performance hurdles established by the Committee and approved by the Board from time to time.

The existing performance conditions are based on the achievement of EPS and TSR outcomes over the measurement period, and provide for substantial growth in St.George's EPS as well as an appropriate market focused TSR hurdle.

An overview of the performance conditions for each grant of awards and options impacting remuneration in the 2006 and 2005 years are outlined in section A10.

Remuneration Report continued

Other Senior Executives - At Risk Remuneration

Other senior executives' remuneration comprises base and at risk remuneration. At risk remuneration includes both Short and Medium Term Incentives (MTI). The MTI is delivered under the Performance Plan.

Each year, participants have KPIs established in the form of a Balanced Scorecard. The KPIs include measures relating to St.George and the individual and include Financial, Customer, People, Risk and Compliance and Strategy outcomes.

The performance against the Balanced Scorecard is used to determine both the quantum of the STIA and STID to be paid and the number of awards that will be granted to the executive under the MTI. The grant date for purposes of establishing the five day VWAP of St.George shares awarded under the MTI is 1 October each year, being the commencement of the performance period that the MTI is being assessed against.

Individual performance outcomes against Balanced Scorecard KPIs are assessed at the end of the financial year and payment recommendations submitted to the Managing Director for approval. Once the Managing Director has approved individual STIA and STID outcomes, the STIA is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election. The STID will only be paid if the executive remains employed one year from the end of the performance period.

The MTI component of the incentive plan is subject to the same performance measures outlined in the LTI, being EPS and TSR. The exercise conditions provide for substantial growth in St.George's EPS as well as market based comparative TSR performance.

A5 - Relationship of Incentives to the Group's Financial Performance - unaudited

Performance conditions for payment of any STIA or STID comprise a mix of financial and non-financial measures. The financial measures include targets for operating profit after tax, revenue growth, cost control, and financial ratios, and are tailored to the executive's responsibilities and accountabilities.

LTI performance conditions comprise the Group's financial measures including EPS and/or TSR hurdles. The hurdles are measured from the grant date and are tested over the vesting period. If the hurdles are not achieved on the prescribed exercise date, they are capable of being retested up to the final prescribed exercise date of the final tranche of the options or awards.

The Board considers that the above incentives are linked to and foster the achievement of the desired financial outcomes for the Group. The success of these incentive arrangements is demonstrated by the Group's strong growth in operating profit after tax in recent years and improvements in key financial ratios, resulting in increases in shareholder returns.

The improved financial performance and benefits for shareholder wealth derived from the Group's executive incentive arrangements are demonstrated in the following results:

Year Ended 30 September	**2006 (iii)**	2005 (iv)	Previous AGAAP 2004	Previous AGAAP 2003	Previous AGAAP 2002
EPS (i) (cents)	**195.8**	177.5	160.8	142.2	124.7
Annual EPS Growth (i) (%)	**10.3**	10.4	13.1	14.0	22.7
Dividends per Share (cents)	**151**	137	122	95	80
Share Price Increase (ii) ($)	**2.35**	6.04	1.36	2.79	2.52

i) Before goodwill impairment and significant items. The 30 September 2006 year also excludes non-trading derivatives and hedging fair value movements.
ii) Share price movement during the financial year.
iii) EPS and EPS growth are not measured on a like for like basis as 30 September 2005 EPS excludes the impact of AIFRS financial instruments standards adopted from 1 October 2005.
iv) EPS and EPS growth are not measured on a like for like basis compared to 30 September 2004, which has been prepared on a previous GAAP basis.

A6 - Service Agreements - Group Executives - audited

The Bank has entered into service agreements with each Group Executive that provide for the payment of benefits where the service agreement is terminated by the Bank or the Group Executive. The service agreements are not fixed term and generally provide for the following:

(1) where the Bank terminates the service agreement other than for misconduct, then a payment of between 12 and 15 months base remuneration is payable by the Bank depending upon the conditions of each individual service agreement as well as statutory entitlements;

(2) where the Group Executive terminates the service agreement because of a material diminution in his/her role or responsibility, then in addition to point (1) a further amount will be payable by the Bank as detailed below:

(a) 7 weeks base remuneration in respect of the first year of the Group Executive's service or part thereof; and
(b) 4 weeks base remuneration for each additional year's service between 2-10 years; and
(c) 3 weeks base remuneration for each additional year's service between 11-16 years; and
(d) 2 weeks base remuneration for each additional year's service between 17-25 years; and
(e) an additional 1 week's base remuneration for each year of service where the executive is age 45 years or more;
provided any such payment does not exceed the maximum of 104 weeks of base remuneration;

(3) where the Group Executive is terminated immediately and without notice for misconduct, statutory entitlements only are payable.

Group Executives who exit the Bank during a given performance year (1 October to 30 September) will generally not receive an STIA or STID payment for that year except in the circumstances of redundancy, retirement or death. In those circumstances a pro-rata payment may be made based upon the length of service during the performance year and their performance.

Directors' Report

For the year ended 30 September 2006

Remuneration Report continued

LTI grants are generally forfeited where the Group Executive resigns or is dismissed. In circumstances of redundancy, retirement or death, the Group Executive or their estate, may be entitled to exercise some or all of the awards and options that have been granted, subject to satisfaction of relevant performance conditions relating to EPS and/or TSR as applicable.

The name, position held, employment commencement date and resignation date (where applicable) of the Bank's Group Executives are as follows:

Name	Position	Employment Commencement Date
Current		
G Bartlett	Group Executive - Institutional and Business Banking	8 March 1982
R Chapman	Managing Director BankSA	1 July 2002
P Clare	Group Executive - Strategy	25 February 2002
P Fegan	Group Executive - Wealth Management and Retail Financial Services	22 July 2002
D Gall	Group Executive - Retail Business	17 April 1989
J Loebenstein	Group Executive - Information Technology	20 February 1995
S McKerihan	Chief Financial Officer	4 November 1985
B Wright	Group Executive - Human Resources	3 July 2000
Former		
A Thorburn	Group Executive - Personal Customers (resigned 1 December 2004)	24 June 2002

A7 - Remuneration of Group Executives - audited

Details of the nature and amount of each major element of remuneration for St.George's Group Executives are as follows:

	← Short Term Benefits →			Long Term Benefits	Post Employment Benefits	Share Based Payments		
$'000	Base Remuneration (A)	Short Term Incentive (B)	Non Monetary Benefits (C)	Long Service Leave (D)	Superannuation Contributions (E)	Options (F)	Shares (G) (H)	Total
2006								
G Bartlett (E) (I)	706	650	10	49	12	102	253	1,782
R Chapman	503	450	-	15	12	81	139	1,200
P Clare (I)	631	450	-	13	12	134	117	1,357
P Fegan (I)	733	743	-	14	12	106	333	1,941
D Gall (I)	626	450	2	35	12	93	123	1,341
J Loebenstein	626	400	-	19	12	55	179	1,291
S McKerihan (E) (I)	830	550	-	46	12	89	288	1,815
B Wright	571	375	-	13	12	107	82	1,160
	5,226	4,068	12	204	96	767	1,514	11,887
2005								
G Bartlett (E) (I)	597	600	9	28	12	106	137	1,489
R Chapman	468	400	-	16	12	78	63	1,037
P Clare (I)	501	400	-	11	12	114	58	1,096
P Fegan (E) (I)	637	650	-	13	12	97	186	1,595
D Gall	321	305	3	53	7	23	59	771
J Loebenstein (I)	536	360	-	18	12	45	125	1,096
S McKerihan (I)	726	475	-	35	12	70	194	1,512
B Wright	524	325	-	12	12	86	45	1,004
	4,310	3,515	12	186	91	619	867	9,600
A Thorburn (resigned 1 December 2004)	131	-	-	-	2	-	-	133

Directors' Report

For the year ended 30 September 2006

Remuneration Report continued

(A) Base remuneration comprises cash salary, available salary package options grossed-up by related fringe benefits tax where applicable and annual leave expense.

(B) The Short Term Cash Incentive relates to the Group Executives' performance in the nominated financial year.

(C) Includes the benefit relating to an interest free loan provided to Mr G Bartlett and Mr D Gall. Excludes insurance premiums paid in respect of officers' liability insurance contracts. The premium paid has not been allocated to individual officers covered by the insurance policy as, based on all available information, the Directors consider that no reasonable basis for such allocation exists.

(D) Represents the long service leave expense recognised during the financial year.

(E) Includes applicable Superannuation Guarantee Charge. For Group Executives with defined benefit fund entitlements, includes the allocation of the expense for the year determined in accordance with AASB 119: Employee Benefits. Mr G Bartlett and Mr S McKerihan are members of the defined benefit section of the Bank's defined contribution superannuation plan. Their contributions are presently funding their entitlements under this Plan.

(F) The fair value of options is calculated at the grant date using the Binomial method. The number of options used to determine the share based remuneration value is adjusted for estimated forfeiture and then further adjusted for actual forfeiture over the vesting period. The resultant expense is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. The following factors were used in determining the fair value of options on the grant date:

Grant Date	Date first exercisable	Fair value per option $	Exercise price $	Price of shares on grant date $	Estimated volatility %	Risk-free interest rate %	Dividend yield %	Expected life (years)
1-Oct-2003	30-Sep-2006	2.10	20.40	20.32	17.20	4.92	4.28	3.5
1-Oct-2003	30-Sep-2007	2.12	20.40	20.32	17.20	4.98	4.28	4.5
1-Oct-2004	30-Sep-2006	1.92	21.70	22.01	15.00	5.25	5.70	2.5
1-Oct-2004	30-Sep-2007	2.07	21.70	22.01	15.00	5.25	5.70	3.5
1-Oct-2004	30-Sep-2008	2.21	21.70	22.01	15.00	5.25	5.70	4.5
1-Mar-2005	30-Sep-2006	2.14	24.56	24.67	15.00	5.50	5.30	2.0
1-Mar-2005	30-Sep-2007	2.44	24.56	24.67	15.00	5.50	5.30	3.0
1-Mar-2005	30-Sep-2008	2.61	24.56	24.67	15.00	5.50	5.30	4.0
1-Oct-2005	30-Sep-2007	2.34	28.01	27.89	14.50	5.28	5.03	2.5
1-Oct-2005	30-Sep-2008	2.63	28.01	27.89	14.50	5.30	5.03	3.5
1-Oct-2005	30-Sep-2009	2.87	28.01	27.89	14.50	5.32	5.03	4.5

In accordance with the election available under AASB 2: Share Based Payments, only options granted on or after 7 November 2002 that vest on or after 1 January 2005 have been included in remuneration.

(G) The fair value of awards is determined as follows:

(1) Awards granted on 1 October 2003

- Awards with non-market related performance condition components have their fair value determined using the share price on the grant date.
- Awards with market related performance condition components have their fair value determined using the binomial method at the grant date.

(2) Awards granted after 1 October 2003

- These awards require either an EPS or TSR performance hurdle to be satisfied. The fair value is determined using the share price at the grant date. The fair value is discounted for the present value of dividends not received during the vesting period.

The number of shares used to determine share based remuneration is adjusted for estimated forfeiture at the grant date and then further adjusted over the vesting period for actual forfeiture. The resultant expense is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date.

In accordance with the election available under AASB 2: Share Based Payments, only awards granted on or after 7 November 2002 that vested on or after 1 January 2005 have been included in remuneration.

(H) Includes the fair value of shares allotted under the Employee Reward Share Plan (Reward Plan) during the year. The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost.

(I) Five highest paid officers of the Bank.

In the year ended 30 September 2006, Group Executives became entitled to receive between 100% and 113% of their STIA opportunity and between 100% and 113% of their STID opportunity for that year (30 September 2005: entitlement was between 100% and 115% of the STIA opportunity for those Group Executives who had not departed the Bank).

Remuneration Report continued

Details of Remuneration - unaudited

(1) Short Term Incentives Annual (STIA)

Details of the vesting profile of the STIA awarded to each Group Executive on 26 October 2006 in respect of their performance in the 2006 year are as follows:

Group Executive	Included in remuneration $ '000 (A)	% Vested in year	% Forfeited in year (B)
G Bartlett	650	100	-
R Chapman	450	100	-
P Clare	450	100	-
P Fegan	743	100	-
D Gall	450	100	-
J Loebenstein	400	100	-
S McKerihan	550	100	-
B Wright	375	100	-

(A) Amounts included in remuneration for the financial year represent the amount that vested during the financial year based on the achievement of performance criteria established at the beginning of the financial year. No amounts vest in future financial years in respect of the 2006 STIA.

(B) There were no amounts forfeited due to performance criteria not being satisfied during the 2006 financial year.

(2) Short Term Incentives Deferred (STID)

Details of the vesting profile of the STID awarded to each Group Executive on 26 October 2006 in respect of their performance in the 2006 year are as follows:

Group Executive	Included in remuneration $ (A)	Vesting date	% Vested in year	% Forfeited in year	Value yet to vest ($)(B) Min	Max
G Bartlett	71,092	30-Sep-2008	-	-	-	213,276
R Chapman	35,545	30-Sep-2008	-	-	-	106,635
P Clare	53,318	30-Sep-2008	-	-	-	159,954
P Fegan	104,264	30-Sep-2008	-	-	-	312,792
D Gall	63,192	30-Sep-2008	-	-	-	189,576
J Loebenstein	39,500	30-Sep-2008	-	-	-	118,500
S McKerihan	63,192	30-Sep-2008	-	-	-	189,576
B Wright	31,600	30-Sep-2008	-	-	-	94,800

(A) The STID plan was introduced with effect from 1 October 2005. An STID opportunity amount is established at the beginning of the financial year for each Group Executive. Actual entitlement is determined at the end of the financial year subject to satisfying predetermined KPIs. The STID is satisfied through the granting of an award under the Performance Plan. Shares to satisfy this grant will be purchased on market and held in trust and restricted from sale for a period of three years from the grant date. The Group Executive must be an employee of the Bank at the end of this three year period in order for the beneficial interest to be transferred to the Group Executive.

(B) The minimum value of the STID yet to vest is $nil as the Group Executive will not receive their STID if they do not satisfy applicable tenure hurdles.

The maximum amount represents the fair value of the STID entitlement, calculated in accordance with AASB 2: Share Based Payment that relates to future years.

(3) Share Based Payments

Details of the vesting profile of options and awards granted as remuneration to each Group Executive that affect remuneration in the 30 September 2006 year or future financial years is as follows:

Options

Group Executive	Number granted	Date	% Vested in year	% Forfeited in year	Vesting date	Value yet to vest ($) Min	Max
G Bartlett	38,548	1-Oct-2003	50	-	30-Sep-2006	-	40,475
	38,548	1-Oct-2003	-	-	30-Sep-2007	-	81,722
	18,000	1-Oct-2004	100	-	30-Sep-2006	-	-
	18,000	1-Oct-2004	-	-	30-Sep-2007	-	37,260
	18,000	1-Oct-2004	-	-	30-Sep-2008	-	39,780
	14,564	1-Oct-2005	-	-	30-Sep-2007	-	34,080
	12,500	1-Oct-2005	-	-	30-Sep-2008	-	32,875
	11,364	1-Oct-2005	-	-	30-Sep-2009	-	32,615

Directors' Report

For the year ended 30 September 2006

Remuneration Report continued

Options

Group Executive	Number granted	Date	% Vested in year	% Forfeited in year	Vesting date	Value yet to vest ($) Min	Value yet to vest ($) Max
R Chapman	25,184	1-Oct-2003	50	-	30-Sep-2006	-	26,443
	25,184	1-Oct-2003	-	-	30-Sep-2007	-	53,390
	16,668	1-Oct-2004	100	-	30-Sep-2006	-	-
	16,668	1-Oct-2004	-	-	30-Sep-2007	-	34,503
	16,668	1-Oct-2004	-	-	30-Sep-2008	-	36,836
	12,136	1-Oct-2005	-	-	30-Sep-2007	-	28,398
	10,418	1-Oct-2005	-	-	30-Sep-2008	-	27,399
	9,470	1-Oct-2005	-	-	30-Sep-2009	-	27,179
P Clare	30,838	1-Oct-2003	50	-	30-Sep-2006	-	32,380
	30,838	1-Oct-2003	-	-	30-Sep-2007	-	65,377
	30,334	1-Oct-2004	100	-	30-Sep-2006	-	-
	30,334	1-Oct-2004	-	-	30-Sep-2007	-	62,791
	30,334	1-Oct-2004	-	-	30-Sep-2008	-	67,038
	22,654	1-Oct-2005	-	-	30-Sep-2007	-	53,010
	19,446	1-Oct-2005	-	-	30-Sep-2008	-	51,143
	17,678	1-Oct-2005	-	-	30-Sep-2009	-	50,736
P Fegan	30,104	1-Oct-2003	50	-	30-Sep-2006	-	31,609
	30,104	1-Oct-2003	-	-	30-Sep-2007	-	63,820
	22,000	1-Oct-2004	100	-	30-Sep-2006	-	-
	22,000	1-Oct-2004	-	-	30-Sep-2007	-	45,540
	22,000	1-Oct-2004	-	-	30-Sep-2008	-	48,620
	16,992	1-Oct-2005	-	-	30-Sep-2007	-	39,761
	14,584	1-Oct-2005	-	-	30-Sep-2008	-	38,356
	13,258	1-Oct-2005	-	-	30-Sep-2009	-	38,050
D Gall	15,786	1-Mar-2005	100	-	30-Sep-2006	-	-
	15,786	1-Mar-2005	-	-	30-Sep-2007	-	38,518
	15,786	1-Mar-2005	-	-	30-Sep-2008	-	41,201
	25,890	1-Oct-2005	-	-	30-Sep-2007	-	60,583
	22,224	1-Oct-2005	-	-	30-Sep-2008	-	58,449
	20,204	1-Oct-2005	-	-	30-Sep-2009	-	57,985
J Loebenstein	12,336	1-Oct-2003	50	-	30-Sep-2006	-	12,953
	12,336	1-Oct-2003	-	-	30-Sep-2007	-	26,152
	12,000	1-Oct-2004	100	-	30-Sep-2006	-	-
	12,000	1-Oct-2004	-	-	30-Sep-2007	-	24,840
	12,000	1-Oct-2004	-	-	30-Sep-2008	-	26,520
	9,710	1-Oct-2005	-	-	30-Sep-2007	-	22,721
	8,334	1-Oct-2005	-	-	30-Sep-2008	-	21,918
	7,576	1-Oct-2005	-	-	30-Sep-2009	-	21,743
S McKerihan	18,724	1-Oct-2003	50	-	30-Sep-2006	-	19,660
	18,724	1-Oct-2003	-	-	30-Sep-2007	-	39,695
	19,000	1-Oct-2004	100	-	30-Sep-2006	-	-
	19,000	1-Oct-2004	-	-	30-Sep-2007	-	39,330
	19,000	1-Oct-2004	-	-	30-Sep-2008	-	41,990
	16,992	1-Oct-2005	-	-	30-Sep-2007	-	39,761
	14,584	1-Oct-2005	-	-	30-Sep-2008	-	38,356
	13,258	1-Oct-2005	-	-	30-Sep-2009	-	38,050
B Wright	23,128	1-Oct-2003	50	-	30-Sep-2006	-	24,284
	23,128	1-Oct-2003	-	-	30-Sep-2007	-	49,031
	23,334	1-Oct-2004	100	-	30-Sep-2006	-	-
	23,334	1-Oct-2004	-	-	30-Sep-2007	-	48,301
	23,334	1-Oct-2004	-	-	30-Sep-2008	-	51,568
	19,824	1-Oct-2005	-	-	30-Sep-2007	-	46,388
	17,014	1-Oct-2005	-	-	30-Sep-2008	-	44,747
	15,468	1-Oct-2005	-	-	30-Sep-2009	-	44,393

Remuneration Report continued

	Awards						
Group Executive	Number granted	Date	% Vested in year	% Forfeited in year	Vesting date	Value yet to vest ($) Min	Max
G Bartlett	1,840	1-Oct-2003	50	-	30-Sep-2006	-	12,558
	1,840	1-Oct-2003	-	-	30-Sep-2007	-	29,836
	4,840	1-Oct-2004	100	-	30-Sep-2006	-	-
	4,840	1-Oct-2004	-	-	30-Sep-2007	-	106,528
	4,840	1-Oct-2004	-	-	30-Sep-2008	-	106,528
	2,500	1-Oct-2005	-	-	30-Sep-2007	-	62,975
	2,500	1-Oct-2005	-	-	30-Sep-2008	-	59,825
	2,500	1-Oct-2005	-	-	30-Sep-2009	-	56,875
	34	18-Nov-2005	100	-	18-Nov-2005	-	-
R Chapman	1,202	1-Oct-2003	50	-	30-Sep-2006	-	8,204
	1,202	1-Oct-2003	-	-	30-Sep-2007	-	19,490
	1,920	1-Oct-2004	100	-	30-Sep-2006	-	-
	1,920	1-Oct-2004	-	-	30-Sep-2007	-	42,259
	1,920	1-Oct-2004	-	-	30-Sep-2008	-	42,259
	2,084	1-Oct-2005	-	-	30-Sep-2007	-	52,496
	2,084	1-Oct-2005	-	-	30-Sep-2008	-	49,870
	2,084	1-Oct-2005	-	-	30-Sep-2009	-	47,411
	34	18-Nov-2005	100	-	18-Nov-2005	-	-
P Clare	1,472	1-Oct-2003	50	-	30-Sep-2006	-	10,046
	1,472	1-Oct-2003	-	-	30-Sep-2007	-	23,868
	1,498	1-Oct-2004	100	-	30-Sep-2006	-	-
	1,498	1-Oct-2004	-	-	30-Sep-2007	-	32,971
	1,498	1-Oct-2004	-	-	30-Sep-2008	-	32,971
	716	1-Oct-2005	-	-	30-Sep-2007	-	18,036
	716	1-Oct-2005	-	-	30-Sep-2008	-	17,134
	716	1-Oct-2005	-	-	30-Sep-2009	-	16,289
	34	18-Nov-2005	100	-	18-Nov-2005	-	-
P Fegan	3,350	1-Oct-2003	50	-	30-Sep-2006	-	22,863
	3,350	1-Oct-2003	-	-	30-Sep-2007	-	54,320
	5,914	1-Oct-2004	100	-	30-Sep-2006	-	-
	5,914	1-Oct-2004	-	-	30-Sep-2007	-	130,167
	5,914	1-Oct-2004	-	-	30-Sep-2008	-	130,167
	2,916	1-Oct-2005	-	-	30-Sep-2007	-	73,454
	2,916	1-Oct-2005	-	-	30-Sep-2008	-	69,780
	2,916	1-Oct-2005	-	-	30-Sep-2009	-	66,339
	34	18-Nov-2005	100	-	18-Nov-2005	-	-
D Gall	2,286	1-Oct-2003	50	-	30-Sep-2006	-	15,602
	718	1-Mar-2005	100	-	30-Sep-2006	-	-
	718	1-Mar-2005	-	-	30-Sep-2007	-	17,713
	718	1-Mar-2005	-	-	30-Sep-2008	-	17,713
	1,072	1-Oct-2005	-	-	30-Sep-2007	-	27,004
	1,072	1-Oct-2005	-	-	30-Sep-2008	-	25,653
	1,072	1-Oct-2005	-	-	30-Sep-2009	-	24,388
	34	18-Nov-2005	100	-	18-Nov-2005	-	-
J Loebenstein	3,204	1-Oct-2003	50	-	30-Sep-2006	-	21,867
	3,204	1-Oct-2003	-	-	30-Sep-2007	-	51,952
	3,226	1-Oct-2004	100	-	30-Sep-2006	-	-
	3,226	1-Oct-2004	-	-	30-Sep-2007	-	71,004
	3,226	1-Oct-2004	-	-	30-Sep-2008	-	71,004
	1,668	1-Oct-2005	-	-	30-Sep-2007	-	42,017
	1,668	1-Oct-2005	-	-	30-Sep-2008	-	39,915
	1,668	1-Oct-2005	-	-	30-Sep-2009	-	37,947
	34	18-Nov-2005	100	-	18-Nov-2005	-	-

Remuneration Report continued

Group Executive	Number granted	Date	% Vested in year	% Forfeited in year	Vesting date	Value yet to vest ($) Min	Value yet to vest ($) Max
			Awards				
S McKerihan	4,862	1-Oct-2003	50	-	30-Sep-2006	-	33,183
	4,862	1-Oct-2003	-	-	30-Sep-2007	-	78,837
	5,108	1-Oct-2004	100	-	30-Sep-2006	-	-
	5,108	1-Oct-2004	-	-	30-Sep-2007	-	112,427
	5,108	1-Oct-2004	-	-	30-Sep-2008	-	112,427
	2,916	1-Oct-2005	-	-	30-Sep-2007	-	73,454
	2,916	1-Oct-2005	-	-	30-Sep-2008	-	69,780
	2,916	1-Oct-2005	-	-	30-Sep-2009	-	66,339
	34	18-Nov-2005	100	-	18-Nov-2005	-	-
B Wright	1,104	1-Oct-2003	50	-	30-Sep-2006	-	7,535
	1,104	1-Oct-2003	-	-	30-Sep-2007	-	17,901
	1,152	1-Oct-2004	100	-	30-Sep-2006	-	-
	1,152	1-Oct-2004	-	-	30-Sep-2007	-	25,356
	1,152	1-Oct-2004	-	-	30-Sep-2008	-	25,356
	626	1-Oct-2005	-	-	30-Sep-2007	-	15,769
	626	1-Oct-2005	-	-	30-Sep-2008	-	14,980
	626	1-Oct-2005	-	-	30-Sep-2009	-	14,242
	34	18-Nov-2005	100	-	18-Nov-2005	-	-

The maximum value represents the proportion of the fair value of the options and awards granted in the 30 September 2006 year and prior financial years that relates to future financial years. The minimum value of options and awards yet to vest is $nil as the applicable performance hurdles may not be satisfied and consequently the options or awards may not vest.

(4) Proportion of Remuneration at Risk

Details of the proportion of remuneration at risk for each Group Executive are shown in the table below. This table shows the short term incentive payment and equity compensation as a percentage of their total remuneration.

Group Executive	Proportion of remuneration at risk (%) 2006	Proportion of remuneration at risk (%) 2005	Value of options as a proportion of remuneration (%) 2006	Value of options as a proportion of remuneration (%) 2005
G Bartlett	56.4	56.6	5.7	7.1
R Chapman	55.8	52.2	6.8	7.5
P Clare	51.7	52.2	9.9	10.4
P Fegan	60.9	58.5	5.5	6.1
D Gall	49.7	50.2	6.9	3.0
J Loebenstein	49.1	48.4	4.3	4.1
S McKerihan	51.1	48.9	4.9	4.6
B Wright	48.6	45.4	9.2	8.6

A8 - Non-Executive Directors' Remuneration Policy - audited

The Bank's Constitution provides that the Directors shall be paid an aggregate remuneration as is determined by shareholders at the Annual General Meeting. The fees are determined having regard to advice from external consultants, Egan Associates, on competitive market practice. The amount so determined is divided between the Directors at their discretion. The last determination made was at the Annual General Meeting held on 16 December 2005, where shareholders approved an aggregate amount to not exceed $2,500,000 per annum, such sum being inclusive of all statutory superannuation guarantee contributions that the Bank makes on behalf of Directors.

The remuneration of Non-Executive Directors is a total package, which comprises fees, superannuation, prescribed benefits and cost of shares acquired under the Non-Executive Directors' Share Purchase Plan.

Until December 2003, the Bank's Constitution made provision for the maximum retirement allowance that the Board may approve for a Director by reference to the maximum amount permitted to be paid under the Corporations Act 2001. However, at the Annual General Meeting held on 19 December 2003, shareholders approved an amendment to the Constitution such that no retirement benefits will be payable to any Non-Executive Directors appointed after 30 September 2003 and the entitlements of each Non-Executive Director in office at 30 September 2003 will not increase from that amount accrued to the Non-Executive Director on 30 September 2003.

Directors' Report

For the year ended 30 September 2006

Remuneration Report continued

A9 - Remuneration of Executive and Non-Executive Directors - audited

Details of the nature and amount of each major element of remuneration for St.George's Directors are as follows:

	Short Term Benefits (D)		Long Term Benefits	Post Employment Benefits	Share Based Payments			
$'000	Base Fee/ Remuneration (A) (B)	Short Term Incentive (C)	Long Service Leave (E)	Superannuation Contributions (F)	Options (G)	Shares (H)	Total	Retirement Provision (I)
2006								
Executive Director								
G P Kelly (MD and CEO)	1,729	1,770	37	12	286	497	4,331	-
Non-Executive Directors								
J M Thame (Chairman)	503	-	-	12	-	-	515	348
J S Curtis	224	-	-	12	-	-	236	340
T J Davis	195	-	-	12	-	-	207	-
R A F England	216	-	-	12	-	-	228	-
P D R Isherwood	229	-	-	12	-	-	241	342
L B Nicholls	213	-	-	12	-	-	225	145
G J Reaney	223	-	-	12	-	-	235	367
L F Bleasel (retired)	46	-	-	3	-	-	49	-
	1,849	-	-	87	-	-	1,936	1,542
2005								
Executive Director								
G P Kelly (MD and CEO)	1,527	1,725	31	12	286	386	3,967	-
Non-Executive Directors								
J M Thame (Chairman)	443	-	-	14	-	-	457	348
J S Curtis	200	-	-	14	-	-	214	340
T J Davis	135	-	-	12	-	-	147	-
R A F England	193	-	-	14	-	-	207	-
P D R Isherwood	207	-	-	14	-	-	221	342
L B Nicholls	195	-	-	14	-	-	209	145
G J Reaney	214	-	-	14	-	-	228	367
L F Bleasel	198	-	-	14	-	-	212	346
F J Conroy (retired)	102	-	-	3	-	-	105	-
	1,887	-	-	113	-	-	2,000	1,888

MD and CEO: Managing Director and Chief Executive Officer.

(A) Base fees for Non-Executive Directors are inclusive of the cost of shares acquired under the Non-Executive Directors' Share Purchase Plan. During the year, 13,299 shares were acquired and allocated to 4 Directors under this plan. Brokerage of $778 was paid by the Bank in acquiring these shares.

(B) Base remuneration for Mrs G P Kelly comprises cash salary, available salary package options grossed-up by related fringe benefits tax, where applicable, and annual leave expense.

(C) The short term incentive relates to Mrs G P Kelly's performance in the 30 September 2006 year. Mrs Kelly's STI opportunity for the 30 September 2006 year was 120% of her base remuneration. Based on the Group's and Mrs Kelly's performance during the year, Mrs Kelly became entitled to receive 100% of her STI opportunity. As approved by shareholders at the Bank's 2005 Annual General Meeting, any STI payable to Mrs Kelly which exceeds 100% of her base remuneration will be granted to Mrs Kelly as an award with shares to satisfy this grant held in trust for a period of three years from the effective grant date of 1 October 2005. Subject to remaining employed by the Bank, the shares will be transferred to Mrs Kelly three years from the grant date.

(D) Remuneration in respect of short term benefits excludes insurance premiums paid by the Group in respect of Directors' and officers' liability insurance contracts. These contracts cover both current and former Directors and officers. Under the terms of the insurance policy, the Group is prohibited from disclosing the total premium paid. The premium has not been allocated to individuals covered by the insurance policy as, based on all available information, the Directors consider that no reasonable basis for such allocation exists.

(E) Represents the long service leave expense recognised during the financial year.

(F) Includes superannuation guarantee charge applicable to Directors under 70 years of age.

Remuneration Report *continued*

(G) In the case of the Managing Director, the fair value of options is calculated at the grant date using the Binomial method. The number of options used to determine share based remuneration is adjusted for estimated forfeiture and then further adjusted for actual forfeiture over the vesting period. The resultant expense is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. The following factors were used in determining the fair value of options on the grant date:

Grant date	Date first exercisable	Fair value per option $	Exercise price $	Price of shares on grant date $	Estimated volatility %	Risk free interest rate %	Dividend yield %	Expected life (years)
1-Oct-2004	30-Sep-2006	1.92	21.70	22.01	15.0	5.25	5.70	2.5
1-Oct-2004	30-Sep-2007	2.07	21.70	22.01	15.0	5.25	5.70	3.5
1-Oct-2004	30-Sep-2008	2.21	21.70	22.01	15.0	5.25	5.70	4.5

(H) In the case of the Managing Director, the fair value of awards, comprising rights over unissued shares granted under the Performance Plan, has been determined using the share price of the Bank's ordinary shares on the grant date. The number of shares used to determine share based remuneration is adjusted for estimated forfeiture at the grant date and then further adjusted over the vesting period for actual forfeiture. To determine the amount disclosed as remuneration in each year, the fair value is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date.

(I) At the Bank's Annual General Meeting on 19 December 2003, shareholders approved a resolution that Non-Executive Directors appointed after 30 September 2003 would not be entitled to retirement benefits. Payment of retirement benefits that have already been accrued will not exceed the entitlement at 30 September 2003.

The value of options included in remuneration as a percentage of total remuneration for Mrs G P Kelly in the 2006 year is 6.6% (2005: 7.2%). The proportion of total remuneration at risk for Mrs G P Kelly in the 2006 year was 58.9% (2005: 60.4%).

Share Based Payments - unaudited

No options or shares have been granted to Non-Executive Directors.

Details of the vesting profile of options and awards granted as remuneration to Mrs G P Kelly that affect her remuneration in the 30 September 2006 year or future financial years is as follows:

	Number granted	Date	% Vested in year	% Forfeited in year	Vesting Date	Value yet to vest ($) Min	Max
Options							
G P Kelly	125,000	1-Oct-2004	100	-	30-Sep-2006	-	-
	125,000	1-Oct-2004	-	-	30-Sep-2007	-	258,750
	250,000	1-Oct-2004	-	-	30-Sep-2008	-	552,500
Awards							
G P Kelly	14,400	1-Oct-2004	100	-	30-Sep-2006	-	-
	14,400	1-Oct-2004	-	-	30-Sep-2007	-	316,944
	28,800	1-Oct-2004	-	-	30-Sep-2008	-	633,888

The maximum value represents the proportion of the fair value of the options and awards granted in the 30 September 2006 year and prior financial years that relates to future financial years. The minimum value of options and awards yet to vest is $nil as the applicable performance hurdles may not be satisfied and consequently the options or awards may not vest.

A10 - Performance Conditions for Options and Awards - audited

1. Managing Director - Options and Awards granted on 1 October 2004

500,000 options were granted to the Managing Director on 1 October 2004, which vest in three tranches, comprising two tranches of 125,000 options and one tranche of 250,000 options. 57,600 awards were granted to the Managing Director on 1 October 2004, which vest in two tranches of 14,400 awards and one tranche of 28,800 awards.

Subject to tenure, each tranche will fully vest if:

- the Group achieves greater than or equal to 10% compound growth in EPS over the financial years from the grant date until the first prescribed exercise date or, if not achieved at that date, inclusive of each subsequent financial year until the final prescribed exercise date of the relevant tranche; or
- TSR for the Group meets or exceeds the 75th percentile of the S&P ASX 50 *Accumulation* Index over the period from the grant date until the first prescribed exercise date or, if not achieved at that date, on the last trading day of any subsequent month until the *final* prescribed exercise date of the relevant tranche.

Remuneration Report continued

If neither of the above outcomes are achieved and:

- TSR for the Group meets or exceeds the S&P ASX 50 Accumulation Index either at the first prescribed exercise date or on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche, then half of that tranche will vest; or
- 10 percent growth in EPS is achieved in the financial year prior to the prescribed exercise date then that tranche will fully vest.

2. Group Executives - Options and Awards granted on 1 October 2003

EPS Entitlement
Subject to tenure, half of the relevant tranche's options and awards will vest if the following EPS conditions are satisfied:

Half of Tranche 1
EPS for the year ended 30 September 2005 must exceed:

(a) the EPS for the year ended 30 September 2004 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

If the half of tranche 1 does not vest it is carried forward and retested with tranche 2.

Half of Tranche 2
EPS for the year ended 30 September 2006 must exceed:

(a) the EPS for the year ended 30 September 2005 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

If the tranche 1 and tranche 2 halves have not vested they are carried forward and retested with tranche 3.

Half of Tranche 3
EPS for the year ended 30 September 2007 must exceed:

(a) the EPS for the year ended 30 September 2006 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

Final Test
If the tranche 1, 2 and 3 halves remain unvested they will vest where:

EPS for the year ended 30 September 2008 either:

(a) exceeds EPS for the year ended 30 September 2007 by more than 10 percent; or

(b) at least equals the figure EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

TSR Entitlement
Subject to tenure, the remaining 50% of the Tranche 1, 2 and 3 options and awards will vest if the Group's TSR is equal to or exceeds the S&P ASX 50 Accumulation Index over the period from the grant date until the first prescribed exercise date if not achieved at that date, on any subsequent month until the final prescribed exercise date of 30 September 2008, as measured on that date.

3. Group Executives - Options and Awards granted on 1 October 2004

Subject to tenure, each tranche will fully vest if:

- The Group achieves greater than or equal to 10 percent compound growth in EPS over the financial years from the grant date until the first prescribed exercise date or, if not achieved at that date, inclusive of each subsequent financial year until the final prescribed exercise date of the relevant tranche; or
- TSR for the Group meets or exceeds the 75th percentile of the S&P ASX 50 Accumulation Index over the period from the grant date until the first prescribed exercise date or, if not achieved at that date, on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche.

If neither of the above outcomes are achieved and:

- TSR for the Group meets or exceeds the S&P ASX 50 Accumulation Index either at the first prescribed exercise date or on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche, then half of that tranche will vest; or
- 10 percent growth in EPS is achieved in the financial year prior to the prescribed exercise date then that tranche will fully vest.

4. Group Executives - Shares granted under the Employee Reward Share Plan on 18 November 2005

The performance hurdles for the 2005 year subject to Board discretion were:

(1) EPS (before goodwill and significant items) equals or exceeds the EPS of the previous year by 10 percent or more, then 50% of the shares will vest; and

(2) Customer Service

(a) obtaining an overall Group Customer Satisfaction rating of at least 78%, then 25% of the shares will vest; and

(b) divisions achieving their service targets, then the remaining 25% of the shares will vest.

5. Group Executives - Options and Awards granted on 1 October 2005

Subject to tenure, each tranche of options and awards will vest if, as measured from the grant date:

- the Group achieves greater than or equal to 10 percent compound growth in EPS either at the prescribed measurement date or on subsequent measurement annually over the vesting period; or
- TSR for the Group is greater than or equal to the 75th percentile of the S&P ASX 50 Accumulation Index at the prescribed measurement date or on subsequent monthly measurement during the vesting period.

If neither of the above outcomes are achieved, half of the tranche will vest if, as measured from the grant date:

- TSR for the Group is greater than the S&P ASX 50 Accumulation Index at the prescribed measurement date or on subsequent monthly measurement during the vesting period.

As per the rules of the Share and Option Plans, the Board retains overall discretion to waive all or part of the exercise conditions of awards and options. For example, the Board could exercise its discretion where certain events occur, such as redundancy, retirement, death, where a bona fide takeover offer becomes unconditional or where it forms the view that the exercise conditions do not properly reflect the financial performance of the Group over the performance period.

Directors' Report

For the year ended 30 September 2006

Directors' Shareholdings

The relevant interest of each Director in the share capital of the Bank at the date of this report is outlined in the following table. Each interest is held beneficially by the relevant Director.

Name	Fully paid ordinary shares	SAINTS	Options granted over ordinary shares	Awards (1)
J M Thame	150,216	-	-	-
G P Kelly	525,000	208	1,000,000	57,600
J S Curtis (2)	22,541	318	-	-
T J Davis	11,623	-	-	-
R A F England	2,601	-	-	-
P D R Isherwood	27,948	263	-	-
L B Nicholls	5,819	-	-	-
G J Reaney	47,516	-	-	-

(1) Awards granted under the Executive Performance Share Plan that represent a right over ordinary shares.

(2) Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

Directors' Interests

Details of the interests held by Directors of the Bank in registered schemes offered by the Group at the date of this report are as follows:

Name	Registered scheme	Units held
J M Thame	Advance Imputation Fund	27,981

Share Options

On 1 October 2005, 366,142 options were granted to 8 Group Executives. No options have been granted since the end of the financial year and up to the date of this report. 513,522 ordinary shares were issued as a result of exercising options granted under the Executive Option Plan. The number of options outstanding at the date of this report is 2,407,503.

Directors' Report

For the year ended 30 September 2006

Corporate Governance

The Managing Director and Chief Financial Officer have provided a written statement to the Board that in their respective opinions:

(i) the financial records of the Group have been properly maintained in accordance with section 286 of the Corporations Act 2001;

(ii) the financial statements and accompanying notes comply with accounting standards and give a true and fair view of the financial condition and operational results of the Group and the Bank for the year ended 30 September 2006;

(iii) the financial statements of the Group are founded on a sound system of risk management and internal compliance which implement the policies adopted by the Board; and

(iv) the risk management, compliance and control framework adopted by the Group as it relates to financial reporting is operating effectively and efficiently, in all material respects.

Non-Audit Services

During the year, KPMG, the Bank's auditor performed certain non-corporate statutory audit services for which they were paid $4.528 million (2005: $4.033 million).

The Board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by resolution of the Board Audit Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

(i) all non-audit services were subject to the corporate governance procedures adopted by the Group and have been reviewed by the Board Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

(ii) the non-audit services provided do not undermine the general principle relating to auditor independence as set out in the Accounting and Professional Ethical Standards Board's APES 110 "Code of Ethics for Professional Accountants" which replaces Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Group, acting as an advocate for the Group or jointly sharing risks and rewards.

The lead auditor's independence declaration as required under section 307C of the Corporations Act 2001 is attached to and forms part of the Directors' Report.

Principal Activities of the Group

The principal activities of the Group during the financial year were undertaken by the following business segments:

Retail Bank (RB)

RB is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB)

IBB is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA (BSA)

BSA is responsible for providing retail banking and business banking services to customers in South Australia and the Northern Territory. These services have been extended into country New South Wales and Victoria. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM)

WM is responsible for providing wealth management administration, asset management, dealer group services, margin lending, investment advice, private banking services and general and life insurance.

Group's Objective

The Group's low-risk, organic growth strategy continues to deliver superior returns to shareholders, and the Strategic Framework developed in 2002 is still guiding the Group today:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure.

Building on this framework, the Group has remained focused on a number of key areas:

- Home Loans
- Middle Market
- Wealth Management
- Productivity Management
- Customer Service
- Victoria, Queensland and Western Australia Expansion
- Engaged People.

Emphasis continues to be placed on the Group's customer service strategy, founded on the basic principles of:

Engaged People + Great Customer Experience = Superior Financial Outcomes

The Group's focus remains on developing and empowering staff, whilst ensuring that new recruits possess the skills, attitude and values that support the warm and friendly culture that underpins the Group's strategy.

The Group has continued to deliver a differentiated customer experience to its key chosen segments of Middle Market, Business and Enterprise Customers, Private Bank and Gold Customers. The Group has also strived to attract new customers through its third party partners, Mortgage Brokers and Independent Financial Planners. The 2006 year has seen specific programs targeting further improvements in customer experience via expansion and refurbishment of the branch network, targeted efficiency improvements in processing and contact centre channels. The Group continues to invest in its Best Business Bank, Local Market Retail Model, Customer Relationship Management (CRM) and Integrated Sales and Service tools.

Operating and Financial Review

Overview of the Group

The net profit of the Group for the financial year after income tax, minority interests, goodwill impairment, significant items and before preference dividends was $1,068 million (2005: $978 million). The net profit available to ordinary shareholders was $1,048 million (2005: $915 million).

Operating and Financial Review continued

The solid increase in net profit is driven from increased profit contributions from all business segments as demonstrated below:

Business Segment	Net profit before tax (1) 2006 (3) $m	2005 (2) $m	Increase %
Retail Bank	**701**	661	6.1
Institutional and Business Banking	**421**	404	4.2
BankSA	**213**	189	12.7
Wealth Management	**180**	146	23.3
	1,515	1,400	

(1) Before goodwill impairment and significant items.

(2) Does not reflect impact of AIFRS financial instrument standards adopted from 1 October 2005.

(3) Before goodwill impairment, significant items and hedging and non-trading derivatives volatility.

The following table provides details of returns to shareholders over the past five years:

		2006	2005 (3)	Previous GAAP 2004	Previous GAAP 2003	Previous GAAP 2002
Net profit available to shareholders	$m	**1,048**	915	717	606	369
Basic earnings per share (1)	Cents	**197.6**	177.5	160.8	142.2	124.7
Dividends per share	Cents	**151**	137	122	95	80
Share price (2)	$	**30.24**	27.89	21.85	20.49	17.70

(1) Before goodwill amortisation/impairment, significant items and after preference share dividends.

(2) Share price at 30 September.

(3) Does not reflect impact of AIFRS financial instrument standards adopted from 1 October 2005.

Review of Financial Condition

St.George's shareholders' equity decreased from $5.4 billion to $5.3 billion. This decrease is primarily due to the reclassification of the Group's $334 million Depositary Capital Securities from equity to debt in accordance with AIFRS requirements applicable from 1 October 2005 and the issuance of $150 million of Step-up Preference Shares in June 2006. The final dividend for the year ended 30 September 2006 has not been provided for in the financial statements and as a result has not been deducted from retained earnings.

St.George's capital position remains strong with a total capital adequacy ratio of 10.8% at 30 September 2006 (2005: 11.1%). This ratio is above APRA's minimum requirement of 10.0%. At 30 September 2006, St.George's Adjusted Common Equity (ACE) ratio was 5.0% (2005: 5.1%).

Dividends

Information regarding dividends paid or declared by the Bank since the end of the previous financial year is included in Note 3.

Review of Operations

A review of the operations of the Group is contained in the "Chairman's Report", "Managing Director & CEO's Report" and "Shareholder Friendly Financials". These sections are to be regarded as incorporated into this report.

State of Affairs

Significant changes in the state of affairs of the Group during the financial year were as follows:

Securitisation

The Bank securitised a total of $8.2 billion of housing loans in March, June and September 2006 through the Crusade Program (2005: $5.6 billion). The total value of securitised receivables outstanding at 30 September 2006 was $17,998 million (2005: $13,225 million).

Borrowing Transactions

In January 2006, the Bank issued GBP 375 million of floating rate notes, maturing in January 2011.

In April 2006, the Bank issued A$900 million of floating rate and A$400 million of fixed rate transferable deposits, maturing in April 2011.

In June 2006, the Bank issued EUR 600 million of floating rate notes, maturing in June 2011.

State of Affairs continued

In July 2006, the Bank issued A$300 million of subordinated notes that qualify as Tier 2 capital for capital adequacy purposes, maturing in July 2016.

Capital Management

In February 2006, the Bank converted $300 million of Preferred Resetting Yield Marketable Equity Securities (PRYMES) into 10,309,170 ordinary shares based on a conversion price of $29.07.

In February 2006, the Bank completed a buy back of 11,677,657 ordinary shares at a price of $25.69 per share. In June 2006, the Bank issued 1,500,000 Step-up Preference Shares (SPS) at an issue price of $100 per share, raising $148 million (net of associated costs). The Bank may elect to redeem, cancel, buy back or convert the SPS on 20 August 2016 or any dividend payment date thereafter.

SPS are classified as Innovative Tier 1 capital for APRA capital adequacy purposes.

Margin Lending Acquisition

Effective August 2006, the Bank acquired HSBC Australia's $398 million margin lending business.

Credit Ratings

In January 2006, Standard & Poor's upgraded its long term counterparty credit rating on St.George to A+ from A. The A-1 short term counterparty credit rating was reaffirmed. At the same time, Standard & Poor's upgraded its Bank Fundamental Strength rating on St.George to B+ from B. St.George Insurance Pte Limited, the Bank's captive mortgage insurance subsidiary, had its credit rating raised to A+ from A.

In May 2006, Moody's upgraded St.George's long term deposit and debt rating to A1 from A2 and its Bank Financial Strength rating to B- from C+.

St.George Insurance Pte Limited had its rating raised to A1 from A2.

St.George Bank New Zealand (SGBNZ)

In August 2006, St.George announced it would cease its supermarket banking venture in New Zealand with Foodstuffs. SGBNZ's residential loan portfolio was sold in August 2006. SGBNZ's retail deposits were either transferred to Kiwibank or repaid to customers by September 2006, in accordance with customer preferences.

Environmental Regulation

Other than stated below, the operations of the Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory. The Bank may however become subject to environmental regulation when enforcing securities over properties to recover outstanding debts.

The Bank plans to submit to the New South Wales government a strategy of energy use reduction in conformity with the Energy Administration Amendment (Water and Energy Savings) Act 2005.

Events Subsequent to Reporting Date

Since 30 September 2006, the Bank has proposed a final dividend on ordinary shares (Note 9). The Bank intends to issue a $300 million Non-Innovative Tier 1 capital instrument in December 2006.

Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Likely Developments

The Bank's risk management framework continues to be enhanced as it progresses with the implementation of the Basel II advanced approaches for credit and operational risk. The Basel II framework contains three approaches for calculating the capital requirements for credit risk, being the standardised, foundation and advanced approaches. St.George lodged its application with APRA in September 2005 to apply the advanced approach for credit risk with regard to its retail lending portfolio and the foundation approach for credit risk with regard to its corporate lending portfolio.

The Basel II framework introduces a capital requirement for operational risk under three options being basic, standardised and advanced approaches. St.George is aiming to adopt the advanced approach for operational risk and in September 2006 lodged its application with APRA. For both credit and operational risk, the timing of adoption of these approaches are subject to satisfying APRA's advanced level Basel II accreditation requirements.

Further details of likely developments in the operations of the Group in subsequent financial years are contained in the 'Chairman's Report' and the 'Managing Director & CEO's Report'. These sections are to be regarded as incorporated into this report.

Further information regarding likely developments in the operations of the Group and the expected results thereof, has not been included in this report because the disclosure of the information would be likely to result in unreasonable prejudice towards the interests of the Group.

Indemnification and Insurance of Directors and Officers

The Bank's Constitution provides for an indemnity to each person who is or has been a Director, principal executive officer or the secretary of the Bank against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity, incurred on or after 1 April 1994 to any person whether or not arising from a prior contingent liability and, which does not arise out of conduct involving a lack of good faith and conduct known to the person to be wrongful.

In addition, such indemnity also extends to costs and expenses incurred by the person in defending civil or criminal proceedings in which judgement is given in favour of the person or in which the person is acquitted or the courts grant relief.

The Constitution also provides, to the extent permitted by law, for the Directors to authorise the Bank to enter into any documentary indemnity in favour of, or insurance policy for, the benefit of a person who is or has been a Director, executive officer, secretary, auditor, employee or other officer of the Bank, which indemnity or insurance policy may be in such terms as the Board of Directors approves.

Directors' Report

For the year ended 30 September 2006

Directors' and Officers' Insurance

The Bank has paid a premium in respect of a contract of insurance insuring certain officers of the Bank and its controlled entities against those liabilities for which insurance is permitted under the Corporations Act 2001. Such officers consist of the Directors named earlier in this report, the company secretaries, executive officers, Bank officers appointed on the Bank's behalf to external directorships, and all persons deemed to be officers of the Bank and related bodies corporate under the provisions of the Corporations Act 2001, together with all other former and future Directors, company secretaries and officers. Disclosure of the nature of the liabilities and the amount of the premium is prohibited under the conditions of the contract of insurance.

Rounding of Amounts

The Bank is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100, as amended by class order 04/667 dated 15 July 2004 and 05/641 dated 26 July 2005. Accordingly, amounts in this report and the accompanying Concise Financial Statements have been rounded to the nearest one million dollars except where otherwise indicated.

Signed in accordance with a resolution of the Directors.

J M Thame
Chairman

G P Kelly
Managing Director and Chief Executive Officer

Signed at Sydney, New South Wales
7 November 2006

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of St. George Bank Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 September 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

P M Reid
Sydney
7 November 2006

KPMG, an Australian partnership, is part of the KPMG International network. KPMG International is a Swiss cooperative.

St.George Bank Limited and its Controlled Entities

Consolidated Income Statement

For the year ended 30 September 2006

	Note	Consolidated 2006 $m	Consolidated 2005 $m
Interest income		**6,781**	5,474
Interest expense		**4,768**	3,677
Net interest income		**2,013**	1,797
Other income	2	**994**	988
Total operating income		**3,007**	2,785
Bad and doubtful debts expense		**144**	109
Operating expenses	2	**1,341**	1,279
Share of profit of equity accounted associates		**-**	3
Goodwill impairment		**-**	4
Profit before income tax		**1,522**	1,396
Income tax expense	2	**445**	413
Profit after tax and before loss of discontinued operation		**1,077**	983
Loss of discontinued operation, net of tax	2	**13**	10
Net loss of discontinued operation attributable to minority interest	2	**(5)**	(5)
Minority interest - continuing operations		**1**	-
Net profit attributable to shareholders of the Bank		**1,068**	978
Dividends per ordinary share (cents)			
Interim dividend paid	3	**74**	67
Final dividend proposed	3, 9	**77**	70
Earnings per share from continuing operations:			
Basic (cents)	4	**201.4**	177.7
Diluted (cents)	4	**199.9**	176.2

The consolidated income statement should be read in conjunction with the accompanying notes. Comparative figures exclude the impact of AASB 132 and AASB 139 financial instrument accounting standards, which were adopted from 1 October 2005.

St.George Bank Limited and its Controlled Entities

Consolidated Balance Sheet

As at 30 September 2006

	Note	Consolidated 2006 $m	2005 $m
Assets			
Cash and liquid assets		**1,081**	1,184
Receivables due from other financial institutions		**1,182**	1,111
Assets at fair value through the income statement		**6,192**	6,007
Derivative assets		**1,093**	-
Available for sale investments		**1,541**	-
Investment securities		-	1,149
Loans and other receivables		**81,516**	72,949
Bank acceptances of customers		**11,908**	7,098
Investment in associated companies		**28**	-
Other investments		-	45
Property, plant and equipment		**334**	452
Intangible assets		**1,291**	1,268
Deferred tax assets		**193**	93
Other assets		**643**	1,003
Total assets		**107,002**	92,359
Liabilities			
Deposits and other borrowings		**54,633**	49,175
Payables due to other financial institutions		**401**	91
Liabilities at fair value through the income statement		**390**	-
Derivative liabilities		**1,190**	-
Bank acceptances		**7,287**	7,098
Provision for dividends		**3**	12
Current tax liabilities		**160**	157
Deferred tax liabilities		**172**	217
Other provisions		**125**	109
Bonds and notes		**34,593**	25,918
Loan capital		**2,032**	1,956
Bills payable and other liabilities		**673**	2,239
Total liabilities		**101,659**	86,972
Net assets		**5,343**	5,387
Shareholders' Equity			
Share capital	5	**4,376**	4,105
Reserves		**151**	23
Retained profits	6	**798**	906
Equity attributable to shareholders of the Bank		**5,325**	5,034
Equity attributable to minority interests		**18**	353
Total Shareholders' Equity		**5,343**	5,387

The consolidated balance sheet should be read in conjunction with the accompanying notes. Comparative figures exclude the impact of AASB 132 and AASB 139 financial instrument accounting standards, which were adopted from 1 October 2005.

St.George Bank Limited and its Controlled Entities

Consolidated Statement of Recognised Income and Expense

For the year ended 30 September 2006

	Consolidated 2006 $m	2005 $m
Foreign currency translation reserve		
Foreign exchange translation differences (net of tax)	**(5)**	2
Cash flow hedge reserve		
Gains on cash flow hedging instruments (net of tax)		
Recognised in equity	**20**	-
Transferred to the income statement	**(1)**	-
Available for sale reserve		
Losses on available for sale investments (net of tax)		
Recognised in equity	**(1)**	-
Net income recognised directly in equity	**13**	2
Profit for the year	**1,064**	973
Total recognised income and expense for the year	**1,077**	975
Total recognised income and expense for the year attributable to:		
Members of the Bank	**1,081**	980
Minority interests	**(4)**	(5)
Total recognised income and expense for the year	**1,077**	975
Effect of change in accounting policy - financial instruments		
Net decrease in retained profits	**(131)**	-
Net increase in reserves	**54**	-
	1,000	975

The consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes. Comparative figures exclude the impact of AASB 132 and AASB 139 financial instrument accounting standards, which were adopted from 1 October 2005.

St.George Bank Limited and its Controlled Entities

Consolidated Statement of Cash Flows

For the year ended 30 September 2006

	Consolidated 2006 $m	2005 $m
Cash flows from operating activities		
Interest received	**6,746**	5,508
Interest paid	**(4,813)**	(3,692)
Other income received	**850**	891
Operating expenses paid	**(1,201)**	(1,168)
Income tax paid	**(457)**	(456)
Proceeds from sale and redemption of investment securities	**-**	285
Purchase of available for sale investments	**(1,715)**	-
Proceeds from sale and redemption of available for sale investments	**1,330**	-
Net increase in assets		
- balance due from other financial institutions (not at call)	**(82)**	(335)
- trading securities/assets at fair value through the income statement	**(181)**	(802)
- loans and other receivables	**(13,332)**	(7,726)
Net increase/(decrease) in liabilities		
- balance due to other financial institutions (not at call)	**135**	(42)
- deposits and other borrowings	**5,515**	2,021
- bonds and notes	**7,624**	6,121
Net cash provided by operating activities	**419**	605
Cash flows from investing activities		
Proceeds from disposal of controlled entity	**23**	-
Increase in investment in associated companies	**(25)**	-
Dividends received	**6**	5
Payments for shares	**(1)**	(2)
Proceeds from sale of shares	**8**	20
Proceeds from sale of other investments	**-**	7
Proceeds from sale of businesses	**4**	47
Payments for property, plant and equipment	**(59)**	(68)
Proceeds from sale of property, plant and equipment	**158**	39
Net increase in other assets	**(142)**	(148)
Net cash used in investing activities	**(28)**	(100)
Cash flows from financing activities		
Net increase/(decrease) in liabilities		
- other liabilities	**(20)**	19
- loan capital	**34**	495
Net proceeds from the issue of perpetual notes	**3**	2
Net proceeds from the issue of Step-up Preference Shares	**148**	-
Proceeds from the issue of shares	**9**	6
Buy back of shares	**(300)**	-
Issue costs	**(1)**	-
Dividends paid (excluding Dividend Reinvestment Plan)	**(585)**	(594)
Net purchase of Treasury shares	**(10)**	-
Net cash used in financing activities	**(722)**	(72)
Net (decrease)/increase in cash and cash equivalents	**(331)**	433
Cash and cash equivalents at the beginning of the year	**1,738**	1,305
Cash and cash equivalents at the end of the year	**1,407**	1,738

The consolidated statement of cash flows should be read in conjunction with the accompanying notes. Comparative figures exclude the impact of AASB 132 and AASB 139 financial instrument accounting standards, which were adopted from 1 October 2005.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 1: Basis of Preparation of the Concise Financial Report

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the Group's Full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with the Group's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the Full Financial Report. As noted below, comparative figures have not been adjusted for the impact of financial instrument accounting standards AASB 132 and AASB 139.

The financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available for sale, assets and liabilities at fair value through the income statement and defined benefit plan assets and liabilities.

The significant accounting policies adopted in the preparation of this Concise Financial Report have been consistently applied to all periods, unless otherwise stated.

A full description of the accounting policies adopted by the Group may be found in the Group's Full Financial Report.

The presentation currency is Australian dollars.

The Group has applied the exemption available under AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 October 2005. The transition adjustments recognised in respect of these standards at the transition date of 1 October 2005 are disclosed in Note 8 Explanation of Transition to AIFRS.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 2: Significant Items

In accordance with accounting standard AASB 101, items of income and expense which are material by quantum or nature are disclosed separately to assist in understanding the financial performance of the Group.

	Consolidated	
	2006 $m	2005 $m
Non-interest income		
Non-interest income before significant items	**953**	972
Significant items		
- profit on sale of land and buildings (i)	**41**	-
- profit on sale of fixed assets (v)	-	27
- write-off of deferred home loan broker commissions (vi)	-	(11)
	41	16
Total non-interest income	**994**	988
Operating expenses		
Operating expenses before significant items	**1,293**	1,263
Significant items		
- intangible assets impairment (ii), (vii)	**32**	16
- restructure costs (iv)	**16**	-
	48	16
Total operating expenses	**1,341**	1,279
Income tax		
Income tax expense before significant items	**470**	413
Significant items		
- income tax benefit on profit on sale of land and buildings (i)	**(10)**	-
- income tax benefit on intangible assets impairment loss (ii), (vii)	**(10)**	(5)
- income tax benefit on restructure costs (iv)	**(5)**	-
- income tax expense on profit on sale of fixed assets (v)	-	8
- income tax benefit on write-off of home loan broker commissions (vi)	-	(3)
	(25)	-
Total tax expense	**445**	413
Discontinued operation		
Exit costs associated with discontinued operation (iii)	**9**	-
Minority interest applicable to discontinued operation (iii)	**(3)**	-
	6	-
Summary of significant items		
Total pre-tax (loss) from significant items	**(7)**	-
Add: total tax benefit attributable to significant items	**25**	-
Less: net (loss) of discontinued operation	**(6)**	-
Net income from significant items	**12**	-

2006 Year

(i) In September 2006, the Group completed the sale and leaseback of its head office building at Kogarah. As a result of the sale, the Group recognised a profit of $41 million before tax ($51 million after associated tax benefit).

(ii) During the year, a $32 million ($22 million after tax) impairment was recognised on intangible assets relating to capitalised computer software. This impairment comprises software that has been developed internally where the timing of realisation of associated benefits is uncertain or the value of future benefits are not expected to be fully realised. The impairment also includes software systems that have become obsolete during the year.

(iii) As a result of intense competition in the New Zealand market, the Bank and its joint venture partner Foodstuffs agreed in August 2006 to discontinue their supermarket banking joint venture. Costs associated with the discontinuation of this business totalled $9 million before and after tax. A $3 million minority interest loss has been recognised in respect of these costs, reflecting Foodstuffs' share of loss. The total loss incurred in respect of the joint venture (including these costs) amounted to $13 million, of which an amount of $5 million was attributable to the minority interests.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 2: Significant Items continued

(iv) A $16 million ($11 million after tax) restructure provision has been recognised during the year in respect of staff redundancies. The redundancies are primarily attributable to downsizing information technology development teams in line with reduced business demand, consolidating interstate loan servicing sites and outsourcing certain administrative functions.

2005 Year

(v) The Bank sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax).

(vi) From 1 October 2004, the Bank ceased to defer home loan broker commissions on new introductory loan business and has recognised an adjustment of $11 million ($8 million after tax) during the year that represents the unamortised balance of deferred commissions relating to this loan portfolio.

(vii) The Bank recognised a $6 million ($4 million after tax) write-off of obsolete systems or systems in the process of being decommissioned and a $10 million ($7 million after tax) write-off representing a refinement of St.George's deferred expenditure policy to write-off deferred expenditure whereby the unamortised balance of deferred expenditure is written off immediately when the carrying value reduces to $500,000.

Note 3: Dividends Provided for or Paid

Type	Cents per share	Consolidated $m	Date of payment	Franking rate %	Percentage franked
2006					
Interim 2006 - ordinary shares	74.0	388	4-Jul-2006	30	100
Final 2005 - ordinary shares	70.0	364	14-Dec-2005	30	100
Subordinated adjustable income non-refundable tier 1 securities (1)		2	21-Nov-2005	30	100
Subordinated adjustable income non-refundable tier 1 securities		4	20-Feb-2006	30	100
Subordinated adjustable income non-refundable tier 1 securities		5	22-May-2006	30	100
Subordinated adjustable income non-refundable tier 1 securities		5	21-Aug-2006	30	100
Subordinated adjustable income non-refundable tier 1 securities (2)		2	20-Nov-2006	30	100
Step-up preference shares (3)		1	21-Aug-2006	30	100
Step-up preference shares (4)		1	20-Nov-2006	30	100
		772			
2005					
Interim 2005 - ordinary shares	67.0	347	4-Jul-2005	30	100
Final 2004 - ordinary shares	62.0	319	17-Dec-2004	30	100
Depositary capital securities (6) (10) (11)		6	31-Dec-2004	-	-
Depositary capital securities		14	30-Jun-2005	-	-
Depositary capital securities (5)		7	31-Dec-2005	-	-
Preferred resetting yield marketable equity securities (8) (11)		7	21-Feb-2005	30	100
Preferred resetting yield marketable equity securities		10	22-Aug-2005	30	100
Preferred resetting yield marketable equity securities (7)		2	20-Feb-2006	30	100
Subordinated adjustable income non-refundable tier 1 securities (9)		3	22-Nov-2004	30	100
Subordinated adjustable income non-refundable tier 1 securities		4	21-Feb-2005	30	100
Subordinated adjustable income non-refundable tier 1 securities		4	20-May-2005	30	100
Subordinated adjustable income non-refundable tier 1 securities		4	22-Aug-2005	30	100
Subordinated adjustable income non-refundable tier 1 securities (1)		2	21-Nov-2005	30	100
		729			

(1) A total dividend of $4 million was paid of which $2 million relates to the 2006 financial year and $2 million related to the 2005 financial year.

(2) A total dividend of $4 million will be payable on 20 November 2006 of which $2 million relates to the 2006 financial year.

(3) 1,500,000 Step-up Preference Shares were issued on 20 June 2006 at an issue price of $100 each, raising $148 million (net of associated costs).

(4) A total dividend of $2 million will be payable on 20 November 2006 of which $1 million relates to the 2006 financial year.

(5) A total distribution of $14 million was paid of which $7 million is classified as interest expense and relates to the 2006 financial year and $7 million is a dividend related to the 2005 financial year.

(6) A total dividend of $14 million was paid of which $6 million related to the 2005 financial year and $8 million related to the 2004 financial year.

(7) A total distribution of $8 million was paid of which $2 million is a dividend related to the 2005 financial year and $6 million is classified as interest expense related to the 2006 financial year.

(8) A total dividend of $9 million was paid of which $7 million related to the 2005 financial year and $2 million related to the 2004 financial year.

(9) A total dividend of $4 million was paid of which $3 million related to the 2005 financial year and $1 million related to the 2004 financial year.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 3: Dividends Provided for or Paid continued

(10) Distributions paid on Depositary Capital Securities (DCS) will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

(11) In accordance with AIFRS, PRYMES and DCS have been reclassified as liabilities and distributions are included in interest expense from 1 October 2005. The PRYMES were converted into 10,309,170 ordinary shares in February 2006.

Dividend franking account

It is anticipated that the balance of the consolidated franking account will be $506 million (30 September 2005: $555 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year;

(ii) franking debits that will arise from the payment of dividends recognised as a liability;

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that the Group may be prevented from distributing in the subsequent year.

After also allowing for the 30 September 2006 final ordinary dividend, the consolidated franking account will be $332 million (30 September 2005: $401 million).

Note 4: Earnings Per Share

	Consolidated	
	2006	2005
Basic - ordinary (cents)		
- from continuing operations	**201.4**	177.7
- from discontinued operation	**(1.5)**	(1.0)
Diluted - ordinary (cents)		
- from continuing operations	**199.9**	176.2
- from discontinued operation	**(1.5)**	(0.9)
Weighted average number of shares		
Basic ordinary ('000)	**524,281**	517,762
Diluted ordinary ('000)	**542,285**	542,416

There were 244,574 (30 September 2005: nil) weighted average ordinary Treasury shares outstanding during the year which have been excluded when calculating basic and diluted earnings per share. Treasury shares relate to shares purchased on behalf of employees that are held in trust to satisfy grants under the Group's Executive Performance Plan.

Note 5: Share Capital

	Consolidated			
	2006 $m	2005 $m	**2006 No. of shares**	2005 No. of shares
Capital				
Fully paid ordinary shares [(1)]	**3,878**	3,454	**526,578,573**	520,407,464
Treasury shares	**(10)**	-	**(331,213)**	-
Fully paid PRYMES [(2)]	**-**	291	**-**	3,000,000
Fully paid SAINTS	**345**	345	**3,500,000**	3,500,000
Fully paid SPS [(3)]	**148**	-	**1,500,000**	-
General reserve	**15**	15		
	4,376	4,105		
Issued and uncalled capital				
Borrowers' shares unpaid [(4)]	**-**	-	**3,382**	4,088
Depositors' shares unpaid [(4)]	**-**	-	**236,981**	256,180
	-	-		

Note 5: Share Capital continued

(1) In February 2006, the Bank completed its off market buy back of ordinary shares. A total of 11,677,657 ordinary shares were bought back at a price of $25.69, a total cost of $300 million. An amount of $6.54 per share of the consideration paid to buy back the shares was charged to share capital (total $76.7 million including associated buy back costs). The difference between the buy back price of $25.69 and the capital component of $6.54 was deemed to be a fully franked dividend for tax purposes and charged to retained earnings ($223.6 million).

For capital gains tax purposes, the deemed disposal price applicable to shareholders (other than corporate tax entities) participating in the buy back is $10.59 for each share sold into the buy back.

(2) In February 2006, the Bank's 3,000,000 PRYMES were converted into 10,309,170 ordinary shares at a price of $29.07.

(3) In June 2006, the Bank issued 1,500,000 Step-up preference share (SPS) at an issue price of $100 each, raising $148 million after related issue costs.

(4) These shares were originally issued to borrowers and depositors when the Bank was a building society to enable them to open a loan or deposit account. Borrowers and depositors shareholders have certain rights as set out in the Constitution, including the right to vote on issues that affect their rights, and have certain obligations on a winding up.

Note 6: Retained Profits

	Consolidated	
	2006 $m	2005 $m
Opening balance	**906**	619
AIFRS transition adjustments (1)	**(131)**	38
Operating profit attributable to members of the Bank	**1,068**	978
Total available for appropriation	**1,843**	1,635
Transfer to general reserve for credit losses	**(49)**	-
Buy back	**(224)**	-
Interim dividend - cash component	**(329)**	(282)
Interim dividend - dividend reinvestment plan	**(59)**	(65)
Final dividend - cash component	**(237)**	(249)
Final dividend - dividend reinvestment plan	**(127)**	(70)
Preference share dividends	**(20)**	(63)
Closing balance	**798**	906

(1) AIFRS transition adjustments include:
- recognition of defined benefit plan deficit
- deferral of leveraged lease income
- recognition of share based payment expense
- transfer of asset revaluation reserve (net of tax) to retained earnings
- deferral of previously recognised fee income
- fair value recognition of financial assets and liabilities
- fair value recognition of derivatives
- recognition of share issue and conversion costs
- implementation of AIFRS loan impairment methodology including establishment of a general reserve for credit losses.

Refer Note 8 for further details.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 7: Segmental Results

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) - responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.
- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.
- BankSA (BSA) - responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services have extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.
- Wealth Management (WM) - responsible for providing funds management and administration, margin lending, investment advice, private banking services and general and life insurance.

Segmental results are not comparable to prior periods as comparative figures do not reflect the impact of AIFRS financial instrument accounting standards that have been adopted from 1 October 2005.

For the year ended 30 September 2006	Retail Bank $m	Institutional & Business Banking $m	BankSA $m	Wealth Management $m	Other $m	Consolidated $m
Segment revenue						
Net interest income	1,063	569	303	78	-	2,013
Non-interest income	436	135	82	286	14	953
Significant item	-	-	-	-	41	41
Total segment revenue	1,499	704	385	364	55	3,007
Segment expenses						
Bad and doubtful debts	105	29	9	1	-	144
Operating expenses						
- Other provisions	27	27	6	14	-	74
- Depreciation	49	7	9	2	-	67
- Deferred expenditure amortisation	24	3	4	1	-	32
- Other expenses	593	217	144	166	-	1,120
Total operating expenses	693	254	163	183	-	1,293
Significant items	-	-	-	-	48	48
Total segment expenses	798	283	172	184	48	1,485
Profit before income tax expense from continuing operations	701	421	213	180	7	1,522
Income tax expense						445
Profit after income tax from continuing operations						1,077
Loss of discontinued operation after tax						13
Minority interest - continuing operations						1
Minority interest - discontinued operation						(5)
Profit after income tax and minority interests						1,068
Segmental Balance Sheet As at 30 September 2006						
Investment in Associates	-	-	-	-	28	28
Other Assets	54,237	33,267	12,029	4,834	2,607	106,974
Total Assets	54,237	33,267	12,029	4,834	2,635	107,002
Total Liabilities	26,002	65,600	7,771	1,025	1,261	101,659

Notes to the Financial Statements

For the year ended 30 September 2006

Note 7: Segmental Results continued

For the year ended 30 September 2005	Retail Bank $m	Institutional & Business Banking $m	BankSA $m	Wealth Management $m	Other $m	Consolidated $m
Segment revenue						
Net interest income	1,057	409	267	64	-	1,797
Non-interest income	366	258	90	258	-	972
Significant items	-	-	-	-	16	16
Total segment revenue	1,423	667	357	322	16	2,785
Segment expenses						
Bad and doubtful debts	67	29	9	4	-	109
Operating expenses						
- Other provisions	24	25	8	13	-	70
- Depreciation	50	7	9	1	-	67
- Deferred expenditure amortisation	30	3	4	1	-	38
- Other expenses	591	202	138	157	-	1,088
Total operating expenses	695	237	159	172	-	1,263
Significant item	-	-	-	-	16	16
Goodwill impairment	-	-	-	-	4	4
Total segment expenses	762	266	168	176	20	1,392
Share of profit of investment in associates	-	3	-	-	-	3
Profit/(loss) before income tax expense from continuing operations	661	404	189	146	(4)	1,396
Income tax expense						413
Profit after income tax from continuing operations						983
Loss of discontinued operation after tax						10
Minority interest - continuing operations						-
Minority interest - discontinued operation						(5)
Profit after income tax and minority interests						978
Segmental Balance Sheet As at 30 September 2005						
Total Assets	48,778	26,530	10,441	3,806	2,804	92,359
Total Liabilities	24,802	53,307	6,785	1,027	1,051	86,972

(b) Geographical segments
The Group predominantly operates in Australia.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 8: Explanation of Transition to AIFRS

These are the Group's first consolidated annual financial statements to be prepared in accordance with AIFRS.

The policies set out in the significant accounting policies section of the Full Financial Report have been applied in preparing the financial statements for the year ended 30 September 2006. With the exception of accounting standards dealing with financial instruments, the comparative figures in respect of the 30 September 2005 year and opening AIFRS balance sheet at 1 October 2004 have been prepared in accordance with AIFRS.

The Group has taken the exemption available under AASB 1 First-time Adoption of Australian equivalents to International Financial Reporting Standards (AIFRS) to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, from 1 October 2005. Accordingly, AIFRS adjustments relating to these standards have only been included in the 1 October 2005 balance sheet reconciliation.

In preparing its opening AIFRS balance sheet and comparative period results, amounts reported previously in financial statements prepared in accordance with the previous basis of accounting (previous GAAP) have been adjusted. An explanation of how the transition from previous GAAP to AIFRS has affected the Group's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

In explaining the impact of adopting AIFRS, adjustments have been categorised into reclassifications of existing assets, liabilities and equity, consolidation of new entities into the Group and changes in the recognition and measurement of items in the income statement and balance sheet.

(i) Reclassifications

In accordance with AIFRS classification requirements, assets and liabilities reported under previous GAAP have been reclassified.

Key items reclassified for periods prior to 1 October 2005 include:

- Deferred computer software expenditure has been reclassified from other assets to intangible assets (refer note (ix)).
- Deferred tax assets and liabilities have been separately identified within the balance sheet (refer note (vii)).

Key items reclassified from 1 October 2005 include:

- Derivative assets and liabilities recognised under previous GAAP have been reclassified from other assets and other liabilities to derivative assets and derivative liabilities respectively (refer note (xii)).
- Trading assets and part of other investments have been reclassified to assets at fair value through the income statement (refer note (xiv)).
- Investment securities and part of other investments have been reclassified to available for sale investments (refer note (xiv)).
- Deferred origination costs previously recognised within other assets have been reclassified to loans and other receivables (refer note (xi)).
- Reclassification of Depositary Capital Securities included within minority interests under previous GAAP to liabilities at fair value through the income statement (refer note (x)).
- Reclassification of Preferred Resetting Yield Marketable Equity Securities included within shareholders' equity under previous GAAP to bonds and notes (refer note (x)).
- Reclassification of income earned on bank acceptances from other income to interest income (refer note (xvi)).

(ii) Consolidation

AIFRS has resulted in the consolidation of both St.George's securitised assets and certain asset-backed conduit vehicles. The consolidation of these vehicles from 1 October 2004 results in a "gross-up" of the balance sheet and income statement, however there is no significant impact on profit or shareholders' equity.

(iii) Recognition and measurement

AIFRS has required a change from previous GAAP recognition and measurement practices for both income statement and balance sheet items.

Key items for periods prior to 1 October 2005 include:

- Goodwill is no longer amortised, instead being subject to an annual assessment for impairment.
- The fair value of equity instruments granted to employees after 7 November 2002 which are unvested at 1 January 2005 is recognised as an expense over the vesting period.
- Leveraged lease income is recognised over the lease term on an effective pre-tax yield basis.
- Land and buildings are recognised at deemed cost, with the previous asset revaluation reserve transferred to retained earnings and the recognition of a deferred tax liability.
- The defined benefit plan deficit is recognised as a liability.
- Certain items previously included within deferred expenditure are no longer eligible for recognition within intangible assets and have been written off.
- Income tax deferred assets and liabilities are recognised based upon a "balance sheet approach".

Key items from 1 October 2005 include:

- Share issue and redemption costs relating to the PRYMES are included in the measurement value of the liability.
- Certain fees previously recognised as income are deferred and recognised on an effective yield basis.
- All derivatives are recognised at fair value, with hedge accounting applied in circumstances where strict criteria are satisfied.
- Loan provisioning methodologies have changed, resulting in the write back of general provisions under previous GAAP and the recognition of AIFRS collective provisions.
- Certain financial instruments have been recognised as available for sale investments at fair value with changes in fair value recognised in an equity reserve.
- Depositary Capital Securities and related derivatives are fair valued through the income statement.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 8: Explanation of Transition to AIFRS continued

Income statement reconciliation

The following table reconciles comparative income statement figures from previous GAAP to AIFRS.

		← AIFRS transition adjustments (1) →				
Year ended 30 September 2005	AGAAP Group $m	Consolidation $m	Recognition and measurement $m	Total AIFRS transition $m	Reclassification of discontinued operation $m	AIFRS Group $m
Interest income	4,686	819	-	819	(31)	5,474
Interest expense	2,979	725	-	725	(27)	3,677
Net interest income	1,707	94 (iii)	-	94	(4)	1,797
Other income	1,084	(96) (iii)	-	(96)	-	988
Total operating income	2,791	(2)	-	(2)	(4)	2,785
Bad and doubtful debts expense	110	-	-	-	(1)	109
Operating expenses	1,279	(2) (iii)	15 (ii),(v)	13	(13)	1,279
Share of profit of equity accounted associates	3	-	-	-	-	3
Goodwill amortisation and write-off	105	-	(101) (i)	(101)	-	4
Profit before income tax	1,300	-	86	86	10	1,396
Income tax expense	414	-	(1) (v)	(1)	-	413
Profit after income tax	886	-	87	87	10	983
Loss from discontinued operation	-	-	-	-	(10)	(10)
Profit after tax and discontinued operation	886	-	87	87	-	973
Attributable to:						
Minority interests	(5)	-	-	-	-	(5)
Equity holders	891	-	87	87	-	978

(1) *Further explanation of AIFRS transition impacts is set out on pages 90 to 91.*

Notes to the Financial Statements

For the year ended 30 September 2006

Note 8: Explanation of Transition to AIFRS continued

Balance sheet reconciliation

1 October 2004	AGAAP Group $m	← AIFRS transition adjustments (1) → Reclassification $m	Consolidation $m	Recognition and measurement $m	Total AIFRS transition $m	AIFRS Group $m
Assets						
Cash and liquid assets	1,180	-	-	-	-	1,180
Receivables due from other financial institutions	371	-	631	-	631	1,002
Assets at fair value through the income statement	5,200	-	-	-	-	5,200
Investment securities	415	-	1,022	-	1,022	1,437
Loans and other receivables	54,782	-	10,552	(13) (iv)	10,539	65,321
Bank acceptances of customers	5,132	-	-	-	-	5,132
Investments in associated companies	2	-	-	-	-	2
Other investments	76	-	(22)	-	(22)	54
Property, plant and equipment	472	-	-	-	-	472
Intangible assets	1,165	103 (ix)	-	(3) (ix)	100	1,265
Deferred tax assets	-	86 (vii)	-	2 (vi)	88	88
Other assets	1,165	(189) (vii), (ix)	(50)	-	(239)	926
Total assets	69,960	-	12,133	(14)	12,119	82,079
Liabilities						
Deposits and other borrowings	46,083	-	1,049	-	1,049	47,132
Payables due to other financial institutions	758	-	-	-	-	758
Bank acceptances	5,132	-	-	-	-	5,132
Provision for dividends	12	-	-	-	-	12
Income tax liability	365	(365) (vii)	-	-	(365)	-
Current tax liability	-	154 (vii)	-	-	154	154
Deferred tax liability	-	211 (vii)	-	22 (iv),(v),(vii),(ix)	233	233
Other provisions	106	-	-	-	-	106
Bonds and notes	9,769	-	10,347	-	10,347	20,116
Loan capital	1,619	-	-	-	-	1,619
Bills payable and other liabilities	1,087	-	737	5 (vi)	742	1,829
Total liabilities	64,931	-	12,133	27	12,160	77,091
Net assets	5,029	-	-	(41)	(41)	4,988
Shareholders' Equity						
Share capital	3,964	-	-	-	-	3,964
Reserves	87	-	-	(79) (ii),(v)	(79)	8
Retained profits	619	-	-	38 (ii),(iv),(v),(vi),(vii),(ix)	38	657
Shareholders' equity attributable to members of the Bank	4,670	-	-	(41)	(41)	4,629
Minority interests in controlled entities	359	-	-	-	-	359
Total shareholders' equity	5,029	-	-	(41)	(41)	4,988

(1) Further explanation of AIFRS transition impacts is set out on pages 90 to 91.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 8: Explanation of Transition to AIFRS continued

Balance sheet reconciliation

30 September 2005	AGAAP Group $m	AIFRS transition adjustments (1): Reclassification $m	AIFRS transition adjustments (1): Consolidation $m	AIFRS transition adjustments (1): Recognition and measurement $m	Total AIFRS transition $m	AIFRS Group $m
Assets						
Cash and liquid assets	1,184	-	-	-	-	1,184
Receivables due from other financial institutions	529	-	582	-	582	1,111
Assets at fair value through the income statement	6,295	-	(288)	-	(288)	6,007
Investment securities	18	-	1,131	-	1,131	1,149
Loans and other receivables	59,687	-	13,275	(13) (iv)	13,262	72,949
Bank acceptances of customers	7,098	-	-	-	-	7,098
Investments in associated companies	-	-	-	-	-	-
Other investments	67	-	(22)	-	(22)	45
Property, plant and equipment	459	-	-	(7) (v)	(7)	452
Intangible assets	1,060	110 (ix)	-	98 (i),(ix)	208	1,268
Deferred tax assets	-	91 (vii)	-	2 (vi)	93	93
Other assets	1,192	(201) (vii), (ix)	12	-	(189)	1,003
Total assets	77,589	-	14,690	80	14,770	92,359
Liabilities						
Deposits and other borrowings	48,149	-	1,026	-	1,026	49,175
Payables due to other financial institutions	91	-	-	-	-	91
Bank acceptances	7,098	-	-	-	-	7,098
Provision for dividends	12	-	-	-	-	12
Income tax liability	353	(353) (vii)	-	-	(353)	-
Current tax liability	-	157 (vii)	-	-	157	157
Deferred tax liability	-	196 (vii)	-	21 (iv),(v),(vii),(ix)	217	217
Other provisions	109	-	-	-	-	109
Bonds and notes	13,139	-	12,779	-	12,779	25,918
Loan capital	1,956	-	-	-	-	1,956
Bills payable and other liabilities	1,349	-	885	5 (vi)	890	2,239
Total liabilities	72,256	-	14,690	26	14,716	86,972
Net assets	5,333	-	-	54	54	5,387
Shareholders' Equity						
Share capital	4,105	-	-	-	-	4,105
Reserves	94	-	-	(71) (ii),(v)	(71)	23
Retained profits	781	-	-	125 (i),(ii),(iv),(v),(vi),(vii),(ix)	125	906
Shareholders' equity attributable to members of the Bank	4,980	-	-	54	54	5,034
Minority interests in controlled entities	353	-	-	-	-	353
Total shareholders' equity	5,333	-	-	54	54	5,387

(1) Further explanation of AIFRS transition impacts is set out on pages 90 to 91.

Note 8: Explanation of Transition to AIFRS continued

Balance sheet reconciliation

1 October 2005	AGAAP Group $m	Total AIFRS Adjustments[1] $m	←AIFRS transition adjustments [2]→ Reclassification $m	Recognition and measurement $m	Total AIFRS transition $m	AIFRS Group $m
Assets						
Cash and liquid assets	1,184	-	-	-	-	1,184
Receivables due from other financial institutions	529	582	-	-	582	1,111
Assets at fair value through the income statement	6,295	(288)	(1,313) (xiv),(xvi)	(2) (xiv)	(1,603)	4,692
Derivative assets	-	-	368 (xii)	99 (xii)	467	467
Available for sale investments	-	-	1,170 (xiv)	7 (xiv)	1,177	1,177
Investment securities	18	1,131	(1,149) (xiv)	-	(18)	-
Loans and other receivables	59,687	13,262	73 (xi)	(113) (xi),(xiii)	13,222	72,909
Bank acceptances of customers	7,098	-	1,337 (xvi)	(29) (xvi)	1,308	8,406
Investments in associated companies	-	-	-	-	-	-
Other investments	67	(22)	(45) (xiv)	-	(67)	-
Property, plant and equipment	459	(7)	-	-	(7)	452
Intangible assets	1,060	208	-	-	208	1,268
Deferred tax assets	91	2	-	155 (x),(xi),(xii) (xiii),(xvi)	157	248
Other assets	1,101	(98)	(441) (xi),(xii)	(3) (x),(xii)	(542)	559
Total assets	77,589	14,770	-	114	14,884	92,473
Liabilities						
Deposits and other borrowings	48,149	1,026	-	-	1,026	49,175
Payables due to other financial institutions	91	-	-	-	-	91
Liabilities at fair value through the income statement	-	-	382 (x)	17 (x)	399	399
Derivative liabilities	-	-	1,558 (xii)	109 (xii)	1,667	1,667
Bank acceptances	7,098	-	-	(28) (xvi)	(28)	7,070
Provision for dividends	12	-	-	-	-	12
Income tax liability	353	(353)	-	-	(353)	-
Current tax liability	-	157	-	-	157	157
Deferred tax liabilities	-	217	-	47 (xi),(xii) (xiv),(xvi)	264	264
Other provisions	109	-	-	-	-	109
Bonds and notes	13,139	12,779	293 (x)	12 (x),(xii)	13,084	26,223
Loan capital	1,956	-	-	-	-	1,956
Bills payable and other liabilities	1,349	890	(1,608) (x),(xii)	34 (xii)	(684)	665
Total liabilities	72,256	14,716	625	191	15,532	87,788
Net assets	5,333	54	(625)	(77)	(648)	4,685
Shareholders' Equity						
Share capital	4,105	-	(291) (x)	-	(291)	3,814
Reserves	94	(71)	-	54 (xii) (xiii),(xiv)	(17)	77
Retained profits	781	125	-	(131) (x),(xi),(xii) (xiii),(xiv)	(6)	775
Shareholders' equity attributable to members of the Bank	4,980	54	(291)	(77)	(314)	4,666
Minority interests in controlled entities	353	-	(334) (x)	-	(334)	19
Total shareholders' equity	5,333	54	(625)	(77)	(648)	4,685

(1) Represents the AIFRS impact as at 30 September 2005 of the application of all AIFRS standards from 1 October 2004 except AASB 132 and 139.

(2) Represents AIFRS transition impacts for AASB 132 and 139 which have been adjusted as at 1 October 2005 (these are explained on pages 91 to 94).

Notes to the Financial Statements

For the year ended 30 September 2006

Note 8: Explanation of Transition to AIFRS continued

Reconciliation of Shareholders' Equity

The following table summarises the AIFRS transition impact on the components of shareholders' equity at each balance date shown.

	Note	As at 1 Oct 2004 $m	Year ended 30 Sept 2005 $m	As at 1 Oct 2005 $m	Total $m
Retained earnings					
AIFRS transition adjustments:					
Goodwill	(i)	-	101	-	101
Share based payments	(ii)	(4)	(13)	-	(17)
Leveraged leases	(iv)	(9)	-	-	(9)
Property, plant and equipment	(v)	54	(1)	-	53
Employee benefits	(vi)	(3)	-	-	(3)
Income tax	(vii)	2	-	-	2
Intangibles	(ix)	(2)	-	-	(2)
Hybrid financial instruments	(x)	-	-	(28)	(28)
Transaction fees and costs	(xi)	-	-	(86)	(86)
Hedging	(xii)	-	-	(20)	(20)
Loan provisioning	(xiii)	-	-	73	73
Loan provisioning	(xiii)	-	-	(68)	(68)
Financial instruments	(xiv)	-	-	(2)	(2)
		38	87	(131)	(6)
Share capital					
AIFRS transition adjustments:					
Hybrid financial instruments	(x)	-	-	(291)	(291)
		-	-	(291)	(291)
Other reserves					
AIFRS transition adjustments:					
Share based payments	(ii)	4	13	-	17
Property, plant and equipment	(v)	(83)	(5)	-	(88)
Hedging	(xii)	-	-	(19)	(19)
Financial instruments	(xiv)	-	-	5	5
General reserve for credit losses	(xiii)	-	-	68	68
		(79)	8	54	(17)
Total AIFRS adjustments to equity attributable to members of the Bank		**(41)**	**95**	**(368)**	**(314)**
Minority interests					
AIFRS transition adjustments:					
Hybrid financial instruments	(x)	-	-	(334)	(334)
		-	-	**(334)**	**(334)**

Notes to the Financial Statements

For the year ended 30 September 2006

Note 8: Explanation of Transition to AIFRS continued

Reconciliation of Statement of Cash Flows

The adoption of AIFRS has impacted the statement of cash flows. The main differences to previous GAAP arise due to the consolidation of special purpose entities (refer Note (iii)) and the reclassification of certain cash flows from investing and financing activities to operating activities.

The impact of AIFRS is reflected below:

For the year ended 30 September 2005	Previous GAAP $m	Adjustments $m	AIFRS $m
Cash flows (used)/provided by operating activities	(99)	704	605
Cash flows (used in) investing activities	(4,622)	4,522	(100)
Cash flows provided by/(used in) financing activities	5,203	(5,275)	(72)
Cash movement	482	(49)	433
Cash at the beginning of the year	674	631	1,305
Cash at the end of the year	1,156	582	1,738

Notes to the Financial Statements

For the year ended 30 September 2006

Note 8: Explanation of Transition to AIFRS continued

AIFRS impacts from 1 October 2004

(i) Goodwill

In accordance with the election available under AASB 1, the Group has not restated any business combinations that occurred prior to 1 October 2004.

Goodwill is recognised under AIFRS at cost less accumulated amortisation as at 1 October 2004 and is subject to an annual assessment for impairment. If there is any goodwill impairment, it will be recognised immediately in the income statement. There is no goodwill impairment in existence as at 1 October 2004, 30 September 2005 or 30 September 2006.

Goodwill will no longer be subject to periodic amortisation and the goodwill amortisation charge recognised under previous GAAP has been reversed. This has resulted in an increase in profit after tax of $101 million for the year ended 30 September 2005. In addition, the carrying amount of goodwill has been increased by $101 million as at 30 September 2005.

(ii) Share based compensation

The Group did not recognise an expense in relation to its employee share and options schemes under previous GAAP. Following transition to AIFRS, the fair value of equity instruments granted to employees has been calculated and recognised as an expense through amortisation over the relevant vesting period, adjusted for the expected and actual level of vesting for non-market related vesting conditions.

In accordance with the election available under AASB 1, the Group has only applied AASB 2 "Share-Based Payment" to equity instruments granted after 7 November 2002 that vested after 1 January 2005.

Upon transition to AIFRS, a reduction of $4 million to retained earnings at 1 October 2004 was recognised, representing the expensing of employee equity grants over the vesting period to this date. In addition, an expense of $13 million was recognised to restate the result for the year ended 30 September 2005. In conjunction with the recognition of an expense for employee equity grants, a corresponding increase is recognised within an equity compensation reserve.

(iii) Consolidation

AIFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle as part of securitisation transactions. Existing securitisations, both of St.George's assets and assets held in asset-backed conduit vehicles, had not been consolidated within the St.George Group under previous GAAP. However, under AIFRS the Group is considered to control these special purpose vehicles and therefore is required to consolidate these entities.

The new AIFRS consolidation requirements have resulted in a gross-up of assets and liabilities within the balance sheet as at 1 October 2004 of $11.1 billion (30 September 2005: $13.6 billion) in relation to the securitisation of St.George's assets and $1.0 billion (30 September 2005: $1.1 billion) in relation to asset-backed conduit vehicles.

The consolidation of these vehicles has no net profit impact however, it does result in a reclassification of items within the income statement. For the year ended 30 September 2005, net interest income increased by $94 million, non-interest income decreased by $96 million and operating expenses decreased by $2 million.

In addition, certain asset-backed conduit vehicle assets recognised upon consolidation are classified as available for sale investments, with movements in their fair value recognised in an available for sale reserve within equity from 1 October 2005.

The consolidation of the Ascalon Funds Seed Pool Trust has resulted in a reclassification of $22 million from other investments to investment securities.

(iv) Leveraged leases

Income from leveraged leases was recognised under previous GAAP progressively over the lease term on an effective yield after tax basis, with related upfront fee income recognised upon receipt.

Under AIFRS, all income on leveraged leases is recognised progressively over the lease term on an effective pre-tax yield basis.

A transitional adjustment was recognised at 1 October 2004 to increase unearned income by $13 million and decrease deferred tax liabilities by $4 million, resulting in a $9 million reduction to retained earnings.

There has been no significant impact on net profit during 2005 as a result of the revised AIFRS income recognition methodology.

(v) Property, plant and equipment

The Group recognised land and buildings under previous GAAP at revalued amounts, with revaluation increments and decrements recorded in an asset revaluation and realisation reserve.

In accordance with the election available under AASB 1, the Group has used the revalued amount for land and buildings under previous GAAP as at 1 October 2004 as "deemed cost" under AIFRS. The balance of the asset revaluation and realisation reserve of $83 million at 1 October 2004 has been transferred to retained earnings and together with the recognition of a deferred tax liability of $29 million, has resulted in an increase in retained earnings of $54 million. In addition, the movement in the asset revaluation reserve under previous GAAP of $7 million (prior to decrements recognised in the asset revaluation reserve of $2 million) for the year ended 30 September 2005 has been reversed. At 30 September 2005, this resulted in a decrease in land and buildings of $7 million, a decrease in the asset revaluation and realisation reserve of $5 million and a decrease in retained earnings of $2 million due to the recognition of an impairment loss on land and buildings, as discussed below.

Note 8: Explanation of Transition to AIFRS continued

The previous GAAP results for the year ended 30 September 2005 has been reduced by $1 million after tax under AIFRS, reflecting the combined impact of the recognition of land and buildings impairment that was not reflected in the previous GAAP Statements of Financial Performance but was recognised in an asset revaluation reserve of $2 million and the reversal of a deferred tax liability of $1 million on buildings sold during 2005.

(vi) Employee benefits
The Group did not recognise an asset or liability in its balance sheet for the net position of the defined benefit section of the defined contribution superannuation plan sponsored by the Group.

On adoption of AIFRS, a deficit of $5 million within the Group's defined benefit section of the defined contribution superannuation plan was recognised as a liability, together with a $2 million increase in deferred tax assets and a decrease in retained earnings at 1 October 2004 of $3 million.

The revised AASB 119 (issued in December 2004) permits a number of options for recognising actuarial gains and losses on an ongoing basis. The Group has adopted the revised AASB 119 and has elected to apply the option to recognise actuarial gains and losses directly in retained earnings.

(vii) Income tax
Upon transition to AIFRS, the Group has changed from the liability method to a "balance sheet approach" to tax effect accounting that requires deferred tax balances to be recognised where there is a difference between the carrying value of an asset/liability and its tax base. In addition, under AIFRS the tax effect follows the underlying transaction and hence can be recognised in equity or as an income tax expense.

The tax adjustments to deferred tax assets and liabilities that arise on transition to AIFRS as at 1 October 2004, comprise an increase of $2 million in deferred tax assets associated with the defined benefit superannuation deficit, a decrease in deferred tax liabilities of $1 million associated with the write-off of intangible assets relating to capitalised software, an increase of $29 million in deferred tax liabilities representing the tax effect of the balance of the asset revaluation reserve transferred to retained earnings and a decrease of $4 million in deferred tax liabilities relating to the change in revenue recognition for leveraged leases.

In addition, a net transitional adjustment decrease to deferred tax liabilities of $2 million and a $2 million increase to retained earnings at 1 October 2004 arises from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach for items not previously required to be recognised. This represents the tax effect of tax and accounting carrying value base differences on buildings of $8 million.

Deferred tax assets have been separately recognised on the face of the balance sheet, resulting in a decrease in other assets of $86 million at 1 October 2004 and $91 million at 30 September 2005. Current and deferred tax liabilities, previously recognised within income tax liability, have been separately recognised on the face of the balance sheet.

(viii) Life insurance accounting
On transition to AIFRS, the asset representing the Excess of Net Market Value over Net Assets (EMVONA) of a life insurance entity's controlled entities can no longer be recognised. As the Group's life insurance entity did not recognise any EMVONA, this requirement has had no impact.

(ix) Intangible assets
On transition to AIFRS, certain items previously included within deferred expenditure are no longer eligible for recognition within intangible assets and have been written off. As at 1 October 2004, this resulted in a reduction in intangible assets of $3 million, a reduction in deferred tax liabilities of $1 million and a decrease to retained earnings of $2 million.

In addition, the Group's deferred expenditure has been reclassified to intangible assets, resulting in a decrease in other assets and a corresponding increase in intangible assets of $103 million at 1 October 2004 and $110 million at 30 September 2005.

AIFRS impacts from 1 October 2005

(x) Hybrid financial instruments
PRYMES and DCS, which were classified as equity under previous GAAP, are reclassified as debt under AIFRS. This resulted in a $625 million decrease in shareholders' equity on transition. The dividends payable (where applicable) on these instruments are classified as interest expense under AIFRS. The SAINTS and the Perpetual Notes will continue to be classified as equity under AIFRS.

The DCS include a number of embedded derivatives that are required under AIFRS to be carried at fair value. The Group has elected to measure the DCS from 1 October 2005 at fair value to the income statement in accordance with the available alternative in AASB 139, resulting in all changes in fair value of the DCS and its embedded derivatives being recognised in the income statement. The impact on the income statement will be partially offset by the fair value recognition on the balance sheet of the derivative that was entered into at the time of the issue of the DCS, whose changes in fair value are also recognised within the income statement. At 1 October 2005, a fair value adjustment to increase the DCS liability by $17 million was recognised together with a deferred tax asset of $5 million, resulting in the reduction in retained earnings of $12 million. In addition, $48 million of associated derivative liabilities and distribution provisions have been reclassified from other liabilities to liabilities at fair value through the income statement.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 8: Explanation of Transition to AIFRS continued

PRYMES are measured at fair value net of transaction costs at initial recognition and amortised cost in subsequent periods.

Share issue costs relating to PRYMES have been netted against the proceeds from the issue of these securities and classified as equity under previous GAAP. Under AIFRS, share issue costs are deferred and recognised as an adjustment to the yield of the instrument. At 1 October 2005, $15 million of share issue costs and a redemption premium have been recognised as a reduction to retained earnings. In addition, the amounts payable to holders of the PRYMES of $2 million have been reclassified and included within the underlying liability balance.

Share issue costs relating to the DCS had been deferred and amortised under previous GAAP. Following the election to recognise the DCS under the fair value option, the remaining balance of deferred costs have been recognised as a reduction to retained earnings of $1 million at 1 October 2005.

(xi) Transaction fees and costs

AIFRS requires fee income that is integral to an instrument to be recognised as an adjustment to the yield of that instrument. AIFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received. The Group deferred and amortised certain home loan broker origination costs under previous GAAP.

On transition, certain fees previously recognised as income, have been deferred in the balance sheet with a corresponding adjustment to retained earnings. This adjustment on transition at 1 October 2005 has resulted in a decrease in loans and receivables of $122 million, an increase in deferred tax assets of $42 million, an increase in deferred tax liabilities of $6 million, and a reduction in retained earnings of $86 million.

In addition, deferred origination costs recognised within other assets under previous GAAP of $73 million have been reclassified within loans and other receivables from 1 October 2005.

The classification of certain fee income and loan origination costs that are integral to the yield of an instrument will change from non-interest income under previous GAAP to interest income under AIFRS.

(xii) Derivatives and hedging

Under AIFRS, all derivatives contracts, whether used as hedging instruments or otherwise, will be measured at fair value at initial recognition and at each subsequent reporting date in the balance sheet, with a corresponding entry to the income statement or an equity reserve. Under previous GAAP, St.George recognised trading derivatives on a mark to market basis on balance sheet and hedging derivatives on an accruals basis.

AIFRS introduces new requirements in relation to the application of hedge accounting for derivative contracts. Amongst those requirements, hedging instruments must satisfy hedge effectiveness tests.

To the extent hedges are considered ineffective, AIFRS requires such ineffectiveness to be reflected in the income statement. Where ineffectiveness is outside a prescribed range, AASB 139 precludes the use of hedge accounting, which may result in volatility in the income statement. St.George has adopted cash flow hedging and a combination of fair value and cash flow hedging methods in relation to its interest rate and currency hedges respectively. To the extent the fair value hedges are effective, the fair value movement of the derivative instrument will largely offset the movement in the fair value of the underlying hedged item for the risks hedged, which will also be recorded in the income statement. To the extent that cash flow hedges are effective, the fair value movements in derivative instruments will be taken to equity rather than the income statement.

Certain derivatives used to manage short-term balance sheet structural interest rate risks in the banking book will not be eligible for hedge accounting such as Overnight Index Swaps and Forward Rate Agreements. To the extent these and any other non-trading derivatives do not qualify for hedge relationships, additional volatility will arise.

On transition at 1 October 2005, derivative assets of $368 million have been reclassified from other assets and separately recognised and derivative liabilities of $1.558 billion have been reclassified from other liabilities and separately recognised. In addition, the recognition of all derivatives at fair value, together with the application of fair value and cash flow hedging, resulted in an increase in derivative assets and derivative liabilities of $99 million and $109 million respectively, an increase in deferred tax assets and liabilities of $35 million and $31 million respectively, a hedge fair value adjustment reducing bonds and notes by $3 million, a decrease of other assets of $2 million and an increase in other liabilities of $34 million. This has resulted in a decrease in retained earnings of $20 million and the recognition of a cash flow hedging reserve of $19 million after tax.

(xiii) Loan provisioning

AIFRS adopts an approach known as "incurred losses" for loan provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for loans that are known to be impaired. The estimated cash flows on these impaired loans are then discounted to their present value to determine their recoverable amount and the associated provision. As this discount unwinds, there is a resulting recognition of interest in the income statement during the period between recognition of impairment and recovery of the written down amount.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 8: Explanation of Transition to AIFRS continued

Loans found not to be individually impaired are placed into pools of similar assets with similar risks characteristics to be collectively assessed for impairment. A collective impairment provision may be required where impairment events have occurred but these events cannot be attributed to individual exposures at the reporting date. The collective impairment loss is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The general provision under previous GAAP, based on 0.5% of risk weighted assets, together with certain portfolio provisions on retail loans, have been written back against retained earnings and replaced by a provision based on collective assessment in accordance with AIFRS that has been tax effected. Specific provisions will continue but will be measured based on AIFRS requirements.

A portion of the specific provision of $35 million, an associated deferred tax asset of $10 million, and the general provision of $219 million, which was recognised under previous GAAP, has been reversed to retained earnings. This has resulted in an increase in retained earnings of $244 million.

In accordance with the requirements of AASB 139, a collective provision of $245 million, together with a deferred tax asset of $74 million, has been recognised under AIFRS. This has resulted in a decrease in retained earnings of $171 million.

The difference between the after tax equivalent of the former AGAAP general provision (based on 0.5% of risk weighted assets) and the after tax equivalent of the collective provision has been appropriated from retained earnings to a general reserve for credit losses at 1 October 2005. This has resulted in a $68 million increase in the general reserve for credit losses and a corresponding decrease in retained earnings. This decrease in retained earnings offsets a net increase in retained earnings of $73 million, which resulted from the write-back of AGAAP loan provisions, and the recognition of AIFRS loan provisions.

(xiv)Financial instruments

Financial assets carried at fair value and amortised cost under previous GAAP, have been reclassified to assets at fair value through the income statement, with unrealised changes in fair value recognised within the income statement. Included within the reclassification of these securities are trading assets of $6,295 million and other investments of $24 million as at 1 October 2005.

The use of quoted bid prices in the calculation of the fair value of trading securities has, on transition at 1 October 2005, resulted in a decrease in assets at fair value through the income statement and a corresponding decrease in retained earnings of $2 million.

Financial assets carried at amortised cost under previous GAAP, have been reclassified under AIFRS to Available for Sale (AFS) securities, with unrealised changes in fair value recognised within an equity reserve. Included within the reclassification of these securities are investment securities of $1,149 million and other investments of $21 million as at 1 October 2005. On transition at 1 October 2005, this has resulted in an increase in available for sale investments of $7 million, the recognition of a deferred tax liability of $2 million, and the recognition of an AFS equity reserve of $5 million.

(xv) Income tax

Additional tax effects have arisen in respect of the 1 October 2005 AIFRS transitional adjustments. The recognition of the Depositary Capital Securities (DCS) at fair value resulted in an increase of $5 million in deferred tax assets and $nil in deferred tax liabilities. The deferral of transaction fees and costs resulted in an increase in deferred tax assets of $42 million and deferred tax liabilities of $6 million. The recognition of hedging derivatives and existing hedging derivatives not eligible for AIFRS hedge accounting resulted in the recognition of deferred tax assets of $35 million and an increase in deferred tax liabilities of $31 million. The recognition of assets and liabilities at fair value resulted in the recognition of a deferred tax liability of $2 million for available for sale investments. The write back of loan provisions under previous GAAP and recognition of AIFRS collective loan provisions resulted in an increase in deferred tax assets of $64 million. The restatement of the bank acceptance assets and liabilities to an amortised cost basis resulted in a $9 million increase in deferred tax assets and an $8 million increase in deferred tax liabilities.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 8: Explanation of Transition to AIFRS continued

(xvi)Bank acceptances

Under previous GAAP, the Group accepted and discounted bills for customers, classifying these within trading securities at their market value. Upon their "on-sale", customer discounted bills were reclassified to bank acceptance assets and recognised at their face value. A corresponding liability was recognised representing the Group's obligation to the holder of the on-sold bill. Interest income on discounted bills was recognised within interest income and bill acceptance fee income recognised within other income.

Under the recognition requirements of AASB 139, all bank accepted bills (including both discounted and on-sold bills) and the associated liability for on-sold bills are recognised at amortised cost, with interest income and expense recognised using the effective yield methodology. Fee income on bill acceptances is recognised on an effective yield basis within interest income.

At 1 October 2005, the Group's bank accepted and discounted bills recognised within trading securities of $1,337 million under previous GAAP have been reclassified to bank acceptances.

In addition, bank acceptance assets and liabilities have been restated to an amortised cost basis. As at 1 October 2005, this has resulted in a decrease in the bank acceptance asset of $29 million, with the recognition of an associated deferred tax asset of $9 million, and a decrease in the bank acceptance liability of $28 million, with the recognition of an associated deferred tax liability of $8 million. There is no significant impact on retained earnings for these adjustments.

Note 9: Events Subsequent to Balance Date

Final dividend

On 1 November 2006, the Directors declared a final dividend of 77 cents per ordinary share, amounting to $405 million. This dividend has not been brought to account in the Group's financial statements for the year ended 30 September 2006.

Capital raising

The Bank intends to issue a $300 million Non-Innovative Tier 1 capital instrument in December 2006.

St.George Bank Limited and its Controlled Entities

Directors' Declaration

For the year ended 30 September 2006

In the opinion of the Directors of St.George Bank Limited, the remuneration disclosures that are contained in the Remuneration Report on pages 54 to 66 of the Directors' Report are in accordance with the Corporations Act 2001. The accompanying Concise Financial Report of the Group, comprising St.George Bank Limited and its controlled entities for the year ended 30 September 2006, set out on pages 72 to 94:

(a) has been derived from or is consistent with the Full Financial Report for the financial year; and

(b) complies with Australian Accounting Standard AASB 1039: "Concise Financial Reports".

For and on behalf of the Board of Directors and in accordance with a resolution of the Directors.

J M Thame
Chairman

G P Kelly
Managing Director and Chief Executive Officer

Dated at Sydney, New South Wales
7 November 2006

St.George Bank Limited and its Controlled Entities

Independent Audit Report on Concise Financial Report

For the year ended 30 September 2006
To the Shareholders of St.George Bank Limited

Scope

We have audited the Concise Financial Report of St.George Bank Limited ("the Bank") and its controlled entities for the financial year ended 30 September 2006, consisting of the income statement, statement of recognised income and expense, balance sheet, statement of cash flows, accompanying notes 1 to 9, and the Directors' Declaration set out on pages 72 to 95. We have audited information disclosed by the Bank, as permitted by the Corporations Regulations 2001, about the remuneration of Directors and executives ("remuneration disclosures") required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading "Remuneration Report" in the Directors' Report and not in the Concise Financial Report. The Bank's Directors are responsible for the Concise Financial Report and the remuneration disclosures. We have conducted an independent audit of the Concise Financial Report and the remuneration disclosures in order to express an opinion on them to the shareholders of the Bank.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report and the remuneration disclosures of St.George Bank Limited and its controlled entities for the year ended 30 September 2006. The Remuneration Report also contains information not required by Australian Accounting Standard AASB 124 which is not subject to our audit. Our audit report on the Full Financial Report was signed on 7 November 2006, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039 Concise Financial Reports.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion the Concise Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2006 complies with Australian Accounting Standard AASB 1039 Concise Financial Reports.

KPMG

KPMG

P.M. Reid

P M Reid

Sydney
7 November 2006

Supplementary Information

For the year ended 30 September 2006

Capital Adequacy

Capital adequacy has been calculated in accordance with APRA's AIFRS regulatory requirements that applied from 1 July 2006. In accordance with APRA's transitional arrangements, the $261 million Tier 1 regulatory capital shortfall calculated as the difference between the Group's previous GAAP capital base at 30 June 2006 and AIFRS capital base at 1 July 2006, is subject to transitional relief until 31 December 2007.

Qualifying capital

	Consolidated	
	2006 $m	2005 $m
Tier 1		
Share Capital	**3,868**	3,454
General Reserve	**15**	15
Borrowers' and depositors' redemption reserve	**2**	2
PRYMES	**-**	291
SAINTS	**345**	345
Perpetual notes	**34**	31
Step-up preference shares	**148**	-
Depositary capital securities	**335**	328
Minority interests	**(16)**	(12)
Asset realisation reserve	**-**	33
Other reserves	**2**	5
Equity compensation reserve	**29**	-
Retained earnings	**798**	781
Less: Expected dividend [1]	**(344)**	(237)
Capitalised expenses [2]	**(295)**	(184)
Goodwill and other APRA deductions	**(1,513)**	(1,366)
Add: APRA AIFRS transition adjustments [3]	**261**	-
Total Tier 1 capital	**3,669**	3,486
Tier 2		
Asset revaluations	**28**	55
Subordinated debt	**1,835**	1,600
General provision for doubtful debts	**-**	219
General reserve for credit losses/collective provision	**265**	-
Add: APRA AIFRS transition adjustments [3]	**7**	-
Total Tier 2 capital	**2,135**	1,874
Deductions		
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	**27**	27
Other	**1**	1
Total deductions from capital	**28**	28
Total qualifying capital	**5,776**	5,332
Total risk weighted assets	**52,982**	47,864
Capital Adequacy Ratios	**%**	%
Tier 1	**6.9**	7.3
Tier 2	**4.0**	3.9
Less deductions	**(0.1)**	(0.1)
Total capital ratio	**10.8**	11.1

(1) Net of estimated reinvestment under the dividend reinvestment plan.

(2) In accordance with APRA's AIFRS regulatory capital requirements, capitalised software costs are also required to be deducted from Tier 1 capital from 1 July 2006.

(3) Transitional relief adjustment approved by APRA to apply to 31 December 2007. In accordance with APRA's AIFRS regulatory requirements applicable from 1 July 2006, the difference between the Group's previous GAAP capital base at 30 June 2006 and AIFRS capital base at 1 July 2006 is subject to transitional relief.

Supplementary Financial Information

For the year ended 30 September 2006

Shareholder Information

Classes of Shares on Issue

The Bank has five classes of shares on issue: fully paid ordinary shares, SAINTS (Subordinated Adjustable Income Non-refundable Tier 1 Securities) SPS (Step-Up Preference Shares) (non-cumulative unsecured preference shares), unpaid borrower shares and unpaid depositor shares. Further details are contained within the accompanying 'Notes to and forming part of the accounts' and later in this section.

The rights and restrictions attaching to all classes are contained within the Bank's Constitution, consisting of its Memorandum and Articles of Association, a copy of which is available to any shareholder on written request to either St.George's share registry (Computershare Investor Services Pty Limited), or its registered office. Contact details are inside the back cover of this report.

Voting Rights

Subject to the Bank's Constitution, at general meetings of the Bank:

(a) each ordinary shareholder entitled to vote may either vote in person, by proxy, by attorney or, where a body corporate, by representative;

(b) on a show of hands, each ordinary shareholder present in person, by proxy, attorney or representative has one vote;

(c) on a poll, each ordinary shareholder present in person, by proxy, representative or attorney shall have one vote for every ordinary share held by that shareholder. In the case of joint holdings, only one joint holder may vote and if both joint holders attend the meeting only the first named in the register of shareholders may vote.

SAINTS and SPS holders will be entitled to attend general meetings of the Bank, but will not be entitled to speak or vote except in limited circumstances prescribed by the ASX Listing Rules. Borrower and depositor shareholders will be entitled to attend general meetings, but will not be entitled to speak or vote. Full details of voting entitlements for all classes of shareholder are contained within the Bank's Constitution.

Voting by Proxy

The Board strongly encourages shareholders who are not able to attend meetings to participate in the decision making process through the completion and return of proxies. If a shareholder appoints a proxy and still attends the meeting, they may not vote unless he or she revokes the proxy prior to the commencement of the meeting.

Corporate shareholders may:

- appoint a representative; or
- appoint a proxy;

to represent them at meetings.

If a representative of a corporate securityholder or proxy is to attend the meeting, the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry and must be returned to either the Bank's share registry or its registered office (or by specified facsimile numbers at such places), no later than 48 hours before the meeting.

Australian Stock Exchange Listing

The Bank's ordinary shares, SAINTS and SPS are quoted on the Australian Stock Exchange ('ASX') with Sydney being the Bank's home exchange. The stock codes under which these shares trade are:

- 'SGB' for ordinary,
- 'SGBPC' for SPS,
- 'SGBPA' for SAINTS.

Trading results are published in most Australian daily newspapers.

Option contracts against the ordinary shares of the Bank are traded on the ASX Derivatives Market. Further information can be obtained from ASX Derivatives or a stockbroker.

In the United States, the Bank's ordinary shares may be traded in the form of American Depository Receipts issued through Deutsche Bank. Further enquiries should be directed to Deutsche Bank. Contact details are inside the back cover of this report.

Shareholders or other interested parties wishing to trade in St.George shares on the ASX must do so through a stockbroker. The Corporate Relations office of the ASX can arrange a referral for persons who have had no prior dealings with a stockbroker.

Investor Information on the Internet

Visit our Shareholder Centre section on the St.George website www.stgeorge.com.au for comprehensive shareholder information such as the Annual Reports, profit announcements, News and ASX releases, current share price as well as access to your shareholding on-line.

Receive Only the Information You Need

Shareholders not requiring a copy of the Concise Annual Report should advise the St.George share registry in writing, quoting their Shareholder Reference Number or Holder Identification Number. All other mailings will still be received if this option is selected.

Alternatively, shareholders may opt to receive the End of Year Update, a brief version of the Concise Annual Report. All reports are available via email. To change your current selection or to request a copy of the 2005 Full Financial Report, contact the Bank's share registry, Computershare on 1800 804 457.

St.George Bank Limited and its Controlled Entities

Supplementary Financial Information

For the year ended 30 September 2006

Information Regarding Shareholdings

(i) Range Of Shares as at 30 September 2006

(a) Ordinary Shares

Range of Shareholdings	Number of Shareholdings	Number of Ordinary Shares	Percentage of Total
1 - 1000	82,465	38,050,546	7.23
1,001 - 5000	53,015	117,322,243	22.28
5,001 - 10,000	8,168	57,224,539	10.87
10,001 - 100,000	5,226	113,109,276	21.48
100,001 - 9,999,999,999	188	200,871,969	38.14
Total	**149,062**	**526,578,573**	**100.00**

There were 1,182 shareholders who held less than a marketable parcel of ordinary shares that equates to a market value of less than $500 based on the market price as at 30 September 2006.

(b) SAINTS

Range of Shareholdings	Number of Shareholdings	Number of Preference Shares	Percentage of Total
1 - 1000	8,112	1,426,110	40.75
1,001 - 5000	219	455,559	13.02
5,001 - 10,000	21	167,007	4.77
10,001 - 100,000	17	597,252	17.06
100,001 - 9,999,999,999	2	854,072	24.40
Total	**8,371**	**3,500,000**	**100.00**

(c) SPS

Range of Shareholdings	Number of Shareholdings	Number of Preference Shares	Percentage of Total
1 - 1000	862	303,648	20.24
1,001 - 5000	70	184,106	12.27
5,001 - 10,000	13	103,233	6.88
10,001 - 100,000	15	567,297	37.83
100,001 - 9,999,999,999	2	341,716	22.78
Total	**962**	**1,500,000**	**100.00**

(ii) Limitation on Share Ownership

The Constitution of the Bank imposes a prohibition on the ownership of more than ten percent (10%) of the issued shares in the Bank. From 1 July 2002, an amendment to the Constitution relating to the ten percent (10%) shareholding limitation, may be effected by a special resolution of shareholders holding seventy-five percent (75%) or more of the Bank's ordinary shares voting in favour of the amendment whether in person or by proxy.

The Financial Sector (Shareholdings) Act also contains shareholding limitations.

Supplementary Financial Information

For the year ended 30 September 2006

(iii) Listings

The ordinary and preference shares of the Bank are traded on the Australian Stock Exchange (ASX), with Sydney being the Bank's home exchange. The symbol under which the ordinary shares and SAINTS and SPS are traded is "SGB", "SGBPA" and "SGBPC" respectively. Share details of trading activity are published in most daily newspapers. The Bank also has the following two Transferable Deposit issues listed on the ASX:

A$400 million Fixed Rate 6.00% Transferable Deposits due April 2011 under code SGBHA

A$900 million Floating Rate Transferable Deposits due April 2011 under code SGBHB

St.George also has a US$10 billion Euro Note Programme listed on the London Stock Exchange Limited. The following Notes under the St.George US$10 billion Euro Note Programme are listed on the London Stock Exchange:

EUR500 million Floating Rate Notes due January 2007
EUR50 million Floating Rate Notes due February 2007
GBP45 million Floating Rate Notes due March 2007
GBP200 million Floating Rate Notes due March 2007
EUR500 million Floating Rate Notes due June 2007
EUR50 million Floating Rate Notes due December 2007
GBP50 million Floating Rate Notes due April 2008
EUR100 million Floating Rate Notes due June 2008
EUR500 million Floating Rate Notes due June 2008
GBP70 million Floating Rate Notes due July 2008
GBP45 million Floating Rate Notes due March 2009
EUR750 million Floating Rate Notes due August 2009
US$500 million Floating Rate Notes due February 2010
EUR750 million Floating Rate Notes due June 2010
EUR250 million Floating Rate Subordinated Notes due October 2015
GBP375 million Floating Rate Notes due January 2011
EUR600 million Floating Rate Notes due June 2011

(iv) Substantial Shareholders

St.George Bank has not been provided with a Notice of substantial shareholding during its 2005/2006 financial year.

(v) Top 20 Shareholders as at 30 September 2006

(a) Ordinary Shares

Shareholder	Number of Ordinary Shares Held	Percentage of Shares Held
JP Morgan Nominees Australia Limited	48,614,699	9.31
National Nominees Limited	28,098,953	5.38
Citicorp Nominees Pty Limited	18,352,509	3.51
Westpac Custodian Nominees Limited	18,226,066	3.49
RBC Global Services Australia Nominees Pty Limited	15,245,816	2.92
Cogent Nominees Pty Limited	8,692,361	1.66
Queensland Investment Corporation	5,490,578	1.05
ANZ Nominees Limited	5,410,712	1.04
Westpac Financial Services Limited	2,623,941	0.50
Australian Foundation Investment Company Limited	2,543,663	0.49
Argo Investments Limited	2,431,137	0.47
AMP Life Limited	2,049,762	0.39
Milton Corporation Limited	1,807,121	0.35
Bonds Street Custodians Limited	1,605,847	0.31
PSS Board	1,520,965	0.29
Djerriwarrh Investments Limited	1,371,998	0.26
Perpetual Trustee Company Limited	1,369,683	0.26
McCusker Holdings Pty Limited	1,212,749	0.23
UBS Private Clients Australia Nominees Pty Limited	1,182,930	0.23
Australian Reward Investment Alliance 1	922,656	0.18

St.George Bank Limited and its Controlled Entities

Supplementary Financial Information

For the year ended 30 September 2006

(b) SAINTS

Shareholder	Number of Ordinary Shares Held	Percentage of Shares Held
JP Morgan Nominees Australia Limited	650,630	18.59
AMP Life Limited	203,442	5.81
Cogent Nominees Pty Limited	99,617	2.85
UBS Private Clients Australia Nominees Pty Limited	86,766	2.48
Westpac Custodian Nominees Limited	86,306	2.47
Goldman Sachs J B Were Pty Limited	45,913	1.31
Citicorp Nominees Pty Limited	43,355	1.24
ANZ Nominees Limited	41,393	1.18
Cambooya Pty Limited	36,550	1.04
RBC Global Services Australia Nominees Pty Limited	25,602	0.73
Australian Executor Trustees Limited	21,830	0.62
Cryton Investments No.9 Pty Ltd	21,050	0.60
Australian National University	20,000	0.57
Questor Financial Services Limited	19,841	0.57
Elise Nominees Pty Limited	18,594	0.53
Hastings Funds Management Limited	15,000	0.43
Bond Street Custodians Limited	12,994	0.37
Argo Investments Limited	12,000	0.34
Cambooya Pty Limited Foundation A/C	10,831	0.31
Kayteal Pty Limited	10,000	0.29

(c) SPS

Shareholder	Number of Ordinary Shares Held	Percentage of Shares Held
JP Morgan Nominees Australia Limited	238,716	15.91
National Nominees Limited	103,000	6.87
RBC Dexia Investor Services Australia Nominees Pty Limited	79,800	5.32
ANZ Nominees Limited	62,500	4.17
Australian National University	60,000	4.00
Dimbulu Pty Ltd	51,000	3.40
UCA Cash Management Fund Limited	50,000	3.33
UBS Private Clients Australia Nominees Pty Limited	49,774	3.32
Goldman Sachs J B Were Capital Markets Ltd	46,744	3.12
Meriton Property Finance Pty Ltd	29,000	1.93
OHJ Holdings Pty Ltd	25,650	1.71
Questor Financial Services Limited	22,787	1.52
Citicorp Nominees Pty Limited	22,500	1.50
Invia Custodian Pty Limited	20,000	1.33
Cogent Nominees Pty Ltd	18,100	1.21
Fortis Clearing Nominees Pty Limited	17,634	1.18
Elise Nominees Pty Limited	12,973	0.86
Baptist Community Services	10,000	0.67
Invia Custodian Pty Ltd	10,000	0.67
M F Custodians Ltd	9,817	0.65

St.George Bank Limited and its Controlled Entities

Supplementary Financial Information

For the year ended 30 September 2006

(vi) Domicile of Shareholdings as at 30 September 2006

(a) Ordinary Shareholdings

Locality	Number of Shareholders	Total Number of Shares Held
Australian Capital Territory	2,635	8,253,047
New South Wales	41,647	312,737,612
Northern Territory	123	226,243
Queensland	6,803	26,999,412
South Australia	4,671	16,413,455
Tasmania	609	1,972,868
Victoria	16,654	112,349,210
Western Australia	2,868	7,502,320
Domestic Total	**76,010**	**486,454,167**
Overseas Total	**695**	**2,618,639**
Total	**76,705**	**489,072,806**

(b) SAINTS

Locality	Number of Shareholders	Total Number of Shares Held
Australian Capital Territory	172	51,855
New South Wales	2,511	1,667,158
Northern Territory	7	338
Queensland	366	69,760
South Australia	261	81,316
Tasmania	51	5,296
Victoria	900	441,119
Western Australia	201	33,670
Domestic Total	**4,469**	**2,350,512**
Overseas Total	**5**	**410**
Total	**4,474**	**2,350,922**

(c) SPS

Locality	Number of Shareholders	Total Number of Shares Held
Australian Capital Territory	6	63,320
New South Wales	107	638,165
Northern Territory	-	-
Queensland	12	16,170
South Australia	10	22,050
Tasmania	1	95
Victoria	65	465,331
Western Australia	5	348
Domestic Total	**206**	**1,205,479**
Overseas Total	**-**	**-**
Total	**206**	**1,205,479**

St.George Bank Limited and its Controlled Entities

Supplementary Financial Information

For the year ended 30 September 2006

Five Year History of Share Issues and Dividends

History of Ordinary Shares Issued

Date of Issue	Details	Shares Issued	Issue/ DRP Price ($)
28/03/01	Share Buy-Back (Cancelled Shares)	(22,790,119)	16.50
29/03/01	Conversion of Preference Shares	28,168,842	
Jan 01	Employee Reward Share Plan	479,534	13.90
29/06/01	Dividend Reinvestment Plan	732,044	15.52
Aug 01	Primary STRYPES Receipts Exchange	18,440,000	13.9861
Oct 00 - Sep 01	Exercise of Employee Options	3,110,000	Various
Oct 00 - Sep 01	Exercise of Employee Awards	248,200	Various
14/12/01	Dividend Reinvestment Plan	8,299,338	16.28
11/01/02	Employee Reward Share Plan	340,312	17.79
02/07/02	Dividend Reinvestment Plan	3,598,233	19.22
Oct 01 - Sep 02	Exercise of Employee Options	1,768,333	Various
Oct 01 - Sep 02	Exercise of Employee Awards	263,473	Various
22/11/02	Employee Reward Share Plan	348,516	18.30
13/12/02	Dividend Reinvestment Plan	2,547,485	18.18
02/07/03	Dividend Reinvestment Plan	3,205,169	21.48
Oct 02 - Sep 03	Exercise of Employee Options	455,000	Various
Oct 02 - Sep 03	Exercise of Employee Awards	938,725	Various
21/11/03	Employee Reward Share Plan	312,571	20.07
19/12/03	Dividend Reinvestment Plan	3,250,056	19.44
02/07/04	Dividend Reinvestment Plan	3,985,496	22.02
Oct 03 - Sep 04	Exercise of Employee Options	30,000	Various
Oct 03 - Sep 04	Exercise of Employee Awards	617,111	Various
19/11/04	Employee Reward Share Plan	288,763	$24.25
17/12/04	Dividend Reinvestment Plan	2,893,267	$24.45
04/07/05	Dividend Reinvestment Plan	2,496,221	$26.02
Oct 04 - Sep 05	Exercise of Employee Options	338,270	Various
Oct 04 - Sep 05	Exercise of Employee Awards	602,893	Various
18/11/2005	Employee Reward Share Plan	241,366	$29.03
14/12/2005	Dividend Reinvestment Plan	4,482,131	$28.38
21/02/2006	Share Buy-back (Cancelled Shares)	(11,677,657)	$25.69
21/02/2006	Conversion of PRYMES	10,309,170	$29.82
04/07/2006	Dividend Reinvestment Plan	2,033,263	$28.93
Oct 05 - Sep 06	Exercise of Employee Options	513,522	Various
Oct 05 - Sep 06	Exercise Of Employee Awards	269,314	Various
	Balance as 30 September 2006	**526,578,573**	

St.George Bank Limited and its Controlled Entities

Supplementary Financial Information

For the year ended 30 September 2006

History of Ordinary Dividends

Date Paid	Type	Franking	Rate (cents)	DRP ($)
05/01/98	Final	36%	26	7.99
02/07/98	Interim	36%	26	9.83
18/12/98	Final	36%	26	N/A
01/07/99	Interim	36%	26	N/A
17/12/99	Final	36%	26	N/A
03/07/00	Interim	34%	26	N/A
15/12/00	Final	34%	29	N/A
29/06/01	Interim	34%	31	15.52
14/12/01	Final	30%	34	16.28
02/07/02	Interim	30%	38	19.22
13/12/02	Final	30%	42	18.18
02/07/03	Interim	30%	45	21.48
19/12/03	Final	30%	50	19.44
02/07/04	Interim	30%	60	22.02
17/12/04	Final	30%	62	24.45
04/07/05	Interim	30%	67	26.02
14/12/05	Final	30%	70	28.38
04/07/06	Interim	30%	74	28.93

History of SAINTS

Date	Details
13/08/03	*Initial issue of 3,500,000 SAINTS. Issue price $100.00.*
22/11/04	Quarterly Dividend of $1.3146, fully franked at 30%
21/02/05	Quarterly Dividend of $1.1677, fully franked at 30%
20/05/05	Quarterly Dividend of $1.2033, fully franked at 30%
22/08/05	Quarterly Dividend of $1.2412, fully franked at 30%
21/11/05	Quarterly Dividend of $1.2268, fully franked at 30%
20/02/06	Quarterly Dividend of $1.2289, fully franked at 30%
22/05/06	Quarterly Dividend of $1.1868, fully franked at 30%
21/08/06	Quarterly Dividend of $1.2774, fully franked at 30%
20/11/06	Quarterly Dividend of $1.3268, fully franked at 30%

History of SPS

Date	Details
20/06/06	Initial issue of 1,500,000 SPS. Issue price $100.00
21/08/06	Quarterly Dividend of $0.8277, fully franked at 30%
20/11/06	Quarterly Dividend of $1.2827, fully franked at 30%

ABN

St.George Bank Limited
ABN 92 055 513 070
AFSL 240997

Key Dates

Annual General Meeting (Sydney)
20 December 2006

Shareholder Information Meeting (Melbourne)
27 June 2007*

Announcement of Results and Ordinary Dividend

- Interim (half year ended 31 March 2007) 2 May 2007*
- Final (year ended 30 September 2007) 30 October 2007*

Ordinary Shares

Final Dividend (2006) paid
19 December 2006

- Ex-dividend trading 29 November 2006
- Record date 5 December 2006

Interim Dividend (2007) paid 3 July 2007*

- Ex-dividend trading 13 June 2007*
- Record date 19 June 2007*

SAINTS and SPS

Payment date 20 February 2007*

- Ex-dividend trading 30 January 2007*
- Record date 5 February 2007*

Payment date 21 May 2007*

- Ex-dividend trading 30 April 2007*
- Record date 4 May 2007*

Payment date 20 August 2007*

- Ex-dividend trading 30 July 2007*
- Record date 3 August 2007*

Payment date 20 November 2007*

- Ex-dividend trading 30 October 2007*
- Record date 5 November 2007*

* Proposed dates only.

Contact Details

St.George Registered Office
St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone (02) 9236 1111
International (612) 9236 1111
Facsimile (02) 9952 1000

Secretary: M H S Bowan

St.George Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 4519
Melbourne VIC 3001, Australia
Telephone 1800 804 457
International (613) 9415 4000
Facsimile (613) 9473 2500

BankSA
97 King William Street
Adelaide SA 5000
Customer Service 13 13 76

Advance Investor Services
Level 10, 182 George Street
Sydney NSW 2000
Customer Service 1800 819 935

Asgard Wealth Solutions
Level 12, 400 George Street
Sydney NSW 2000
Telephone (02) 9947 1255
Facsimile (02) 9511 2366

Deutsche Bank
(American Depository Receipts)
Depository Receipts Department
60 Wall Street
New York, NY 10005, USA
Telephone (1212) 602 3761

Customer Services

St.George Customer Service Centre	13 33 30
New Account Enquiries and Insurance	13 33 30
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Direct	13 38 00
St.George Financial Advice Contact Centre	1300 367 240
St.George Margin Lending	1300 304 065
Automotive Finance and Business Equipment Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Investor Services	1800 819 935
Asgard Investor Services	1800 998 185
Customer Relations	1800 804 728

Email/Internet
Email: stgeorge@stgeorge.com.au
Internet: www.stgeorge.com.au

Auditor

KPMG
10 Shelley Street
Sydney NSW 2000

Credit Ratings

	Short Term	Long Term
Standard & Poor's	A-1	A+
Moody's	P-1	A1
Fitch Ratings	F1	A+

Full Financial Report (2006)

St.George's Full Financial Report is available on the St.George Bank website at www.stgeorge.com.au. Shareholders wishing to be mailed a copy of the St.George Full Financial Report should contact the St.George share registry, Computershare Investor Services, on 1800 804 457.

Annual General Meeting

The Annual General Meeting will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre South, Darling Harbour, on Wednesday, 20 December 2006 at 10:00 am (Sydney time).

Shareholder Information Meeting

The Shareholder Information Meeting will be held at Crown Towers (Palladium A and B), 8 Whiteman Street, Melbourne on Wednesday, 27 June 2007*.

Designed and produced by Ross Barr & Associates Pty Limited
Photography by John Marmaras


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St.George

St.George Bank Full Financial Report 2006

st.george

St.George Bank Limited and its Controlled Entities

Full Financial Report

For the year ended 30 September 2006

Table of contents

St.George Bank Limited and its Controlled Entities

Income Statements

For the year ended 30 September 2006

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Interest income	2	**6,781**	5,474	**5,568**	4,586
Interest expense	2	**4,768**	3,677	**3,855**	2,995
Net interest income		**2,013**	1,797	**1,713**	1,591
Other income	3,7	**994**	988	**1,183**	943
Total operating income		**3,007**	2,785	**2,896**	2,534
Bad and doubtful debts expense	4	**144**	109	**127**	108
Operating expenses	5,7	**1,341**	1,279	**1,230**	1,165
Share of profit of equity accounted associates		**-**	3	**-**	-
Goodwill impairment		**-**	4	**-**	-
Profit before income tax		**1,522**	1,396	**1,539**	1,261
Income tax expense	6,7	**445**	413	**355**	329
Profit after tax and before loss of discontinued operation		**1,077**	983	**1,184**	932
Loss of discontinued operation net of tax	8	**13**	10	**2**	-
Net loss of discontinued operation attributable to minority interest		**(5)**	(5)	**-**	-
Minority interest - continuing operations		**1**	-	**-**	-
Net profit attributable to shareholders of the Bank		**1,068**	978	**1,182**	932
Dividends per ordinary share (cents)					
Interim dividend paid	9	**74**	67		
Final dividend proposed	9,54	**77**	70		
Earnings per share from continuing operations					
Basic (cents)	10	**201.4**	177.7		
Diluted (cents)	10	**199.9**	176.2		

The income statements should be read in conjunction with the accompanying notes to the financial statements. Comparative figures exclude the impact of AASB 132 and AASB 139 financial instrument accounting standards, which were adopted from 1 October 2005.

St.George Bank Limited and its Controlled Entities

Balance Sheets

As at 30 September 2006

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Assets					
Cash and liquid assets	11	**1,081**	1,184	**1,077**	1,175
Receivables due from other financial institutions	12	**1,182**	1,111	**510**	505
Assets at fair value through the income statement	13	**6,192**	6,007	**6,591**	5,893
Derivative assets		**1,093**	-	**916**	-
Available for sale investments	14	**1,541**	-	**1**	-
Investment securities	15	**-**	1,149	**-**	-
Loans and other receivables	16	**81,516**	72,949	**58,901**	55,976
Bank acceptances of customers		**11,908**	7,098	**11,908**	7,098
Amounts receivable from controlled entities		**-**	-	**3,988**	2,837
Investment in controlled entities	20	**-**	-	**2,492**	1,834
Investment in associated companies		**28**	-	**24**	-
Other investments	21	**-**	45	**-**	2
Property, plant and equipment	22	**334**	452	**316**	348
Intangible assets	23	**1,291**	1,268	**873**	852
Deferred tax assets	24	**193**	93	**163**	93
Other assets	25	**643**	1,003	**643**	885
Total Assets		**107,002**	92,359	**88,403**	77,498
Liabilities					
Deposits and other borrowings	26	**54,633**	49,175	**53,435**	47,775
Payables due to other financial institutions	27	**401**	91	**401**	91
Liabilities at fair value through the income statement	28	**390**	-	**-**	-
Derivative liabilities		**1,190**	-	**688**	-
Bank acceptances		**7,287**	7,098	**7,287**	7,098
Amounts payable to controlled entities		**-**	-	**1,566**	734
Provision for dividends	29	**3**	12	**3**	5
Current tax liabilities		**160**	157	**140**	145
Deferred tax liabilities	24	**172**	217	**137**	207
Other provisions	30	**125**	109	**115**	100
Bonds and notes	31	**34,593**	25,918	**16,526**	13,139
Loan capital	32	**2,032**	1,956	**2,032**	1,956
Bills payable and other liabilities	33	**673**	2,239	**561**	1,168
Total Liabilities		**101,659**	86,972	**82,891**	72,418
Net Assets		**5,343**	5,387	**5,512**	5,080
Shareholders' Equity					
Share capital	34	**4,376**	4,105	**4,420**	4,136
Reserves	35	**151**	23	**169**	18
Retained profits	36	**798**	906	**923**	926
Equity attributable to shareholders of the Bank		**5,325**	5,034	**5,512**	5,080
Equity attributable to minority interests	37	**18**	353	**-**	-
Total Shareholders' Equity		**5,343**	5,387	**5,512**	5,080

The balance sheets should be read in conjunction with the accompanying notes to the financial statements. Comparative figures exclude the impact of AASB 132 and AASB 139 financial instrument accounting standards, which were adopted from 1 October 2005.

St.George Bank Limited and its Controlled Entities

Statements of Recognised Income and Expense

For the year ended 30 September 2006

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Foreign currency translation reserve					
Foreign exchange translation differences (net of tax)	35	**(5)**	2	-	-
Cash flow hedge reserve					
Gains on cash flow hedging instruments (net of tax)					
Recognised in equity	35	**20**	-	**17**	-
Transferred to the income statement		**(1)**	-	**(1)**	-
Available for sale reserve					
Losses on available for sale investments (net of tax)					
Recognised in equity	35	**(1)**	-	-	-
Net income recognised directly in equity		**13**	2	**16**	-
Profit for the year		**1,064**	973	**1,182**	932
Total recognised income and expense for the year		**1,077**	975	**1,198**	932
Total recognised income and expense for the year attributable to:					
Members of the Bank		**1,081**	980	**1,198**	932
Minority interests		**(4)**	(5)	-	-
Total recognised income and expense for the year		**1,077**	975	**1,198**	932
Effects of change in accounting policy - financial instruments					
Net decrease in retained profits	52	**(131)**	-	**(127)**	-
Net increase in reserves		**54**	-	**62**	-
		1,000	975	**1,133**	932

The statements of recognised income and expense should be read in conjunction with the accompanying notes to the financial statements. Comparative figures exclude the impact of AASB 132 and AASB 139 financial instrument accounting standards, which were adopted from 1 October 2005.

St.George Bank Limited and its Controlled Entities

Statements of Cash Flows

For the year ended 30 September 2006

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Cash Flows From Operating Activities					
Interest received		**6,746**	5,508	**5,584**	4,588
Interest paid		**(4,813)**	(3,692)	**(3,871)**	(3,013)
Other income received		**850**	891	**671**	641
Operating expenses paid		**(1,201)**	(1,168)	**(1,092)**	(1,057)
Income tax paid		**(457)**	(456)	**(457)**	(368)
Proceeds from sale and redemption of investment securities		**-**	285	**-**	382
Purchase of available for sale investments		**(1,715)**	-	**-**	-
Proceeds from sale and redemption of available for sale investments		**1,330**	-	**-**	-
Net (increase)/decrease in assets					
- balance due from other financial institutions (not at call)		**(82)**	(335)	**(77)**	(335)
- trading securities/assets at fair value through the income statement		**(181)**	(802)	**(704)**	(1,122)
- loans and other receivables		**(13,332)**	(7,726)	**(7,773)**	(3,679)
Net increase/(decrease) in liabilities					
- balance due to other financial institutions (not at call)		**135**	(42)	**135**	(42)
- deposits and other borrowings		**5,515**	2,021	**5,672**	2,010
- bonds and notes		**7,624**	6,121	**3,087**	3,290
Net cash provided by operating activities	(a)	**419**	605	**1,175**	1,295
Cash Flows From Investing Activities					
Proceeds from disposal of controlled entity	(b)	**23**	-	**23**	-
Increase in investment in associated companies	(b)	**(25)**	-	**(25)**	-
Investment in controlled entities		**-**	-	**(647)**	(3)
Dividends received		**6**	5	**415**	210
Payments for shares		**(1)**	(2)	**-**	(1)
Proceeds from sale of shares		**8**	20	**8**	5
Proceeds from sale of other investments		**-**	7	**-**	-
Proceeds from sale of businesses		**4**	47	**4**	38
Payments for property, plant and equipment		**(59)**	(68)	**(57)**	(64)
Proceeds from sale of property, plant and equipment		**158**	39	**38**	14
Net increase in amounts receivable from controlled entities		**-**	-	**(1,144)**	(523)
Net increase/(decrease) in amounts payable to controlled entities		**-**	-	**772**	(436)
Net (increase)/decrease in other assets		**(142)**	(148)	**(156)**	201
Net cash used in investing activities		**(28)**	(100)	**(769)**	(559)
Cash Flows From Financing Activities					
Net increase/(decrease) in liabilities					
- other liabilities		**(20)**	19	**(91)**	(101)
- loan capital		**34**	495	**34**	495
Net proceeds from the issue of perpetual notes		**3**	2	**3**	2
Net proceeds from the issue of Step-up Preference Shares		**148**	-	**148**	-
Proceeds from the issue of shares		**9**	6	**9**	6
Buy back of shares		**(300)**	-	**(300)**	-
Issue costs		**(1)**	-	**(1)**	-
Dividends paid (excluding Dividend Reinvestment Plan)	(d)	**(585)**	(594)	**(585)**	(567)
Net purchase of Treasury shares		**(10)**	-	**(10)**	-
Net cash used in financing activities		**(722)**	(72)	**(793)**	(165)
Net (decrease)/increase in cash and cash equivalents		**(331)**	433	**(387)**	571
Cash and cash equivalents at the beginning of the year		**1,738**	1,305	**1,118**	547
Cash and cash equivalents at the end of the year	(c)	**1,407**	1,738	**731**	1,118

The statements of cash flows should be read in conjunction with the accompanying notes to the financial statements. Comparative figures exclude the impact of AASB 132 and AASB 139 financial instrument accounting standards, which were adopted from 1 October 2005.

St.George Bank Limited and its Controlled Entities

Notes to the Statements of Cash Flows

For the year ended 30 September 2006

(a) Reconciliation of profit after tax to net cash provided by operating activities

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Net profit attributable to shareholders of the Bank	**1,068**	978	**1,182**	932
Net profit on sale of property, plant and equipment	**(48)**	(30)	**(7)**	(30)
Net profit on sale of shares	**(10)**	(4)	**(10)**	(2)
Net profit on sale of businesses	**(4)**	(9)	**(4)**	-
Treasury trading profit	**(70)**	(73)	**(51)**	(58)
Non-trading derivatives movement	**(14)**	-	**(33)**	-
Bad and doubtful debts expense	**144**	109	**127**	108
Share based compensation	**12**	13	**11**	12
Depreciation	**67**	67	**57**	56
Dividends received	**6**	5	**(415)**	(210)
Amortisation of deferred expenditure	**32**	38	**25**	29
Impairment				
- intangible assets	**-**	4	**-**	-
- deferred expenditure and computer equipment	**32**	16	**32**	16
(Increase)/decrease in assets				
- interest receivable	**(35)**	2	**16**	2
- other income receivable	**12**	(7)	**7**	(20)
- balance due from other financial institutions (not at call)	**(82)**	(335)	**(77)**	(335)
- loans and receivables	**(13,332)**	(7,726)	**(7,773)**	(3,679)
- investment securities	**-**	285	**-**	382
- available for sale securities	**(385)**	-	**-**	-
- trading securities/assets at fair value through the income statement	**(181)**	(802)	**(704)**	(1,122)
- net position of deferred tax assets/(liabilities)	**(145)**	(21)	**(88)**	(14)
Increase/(decrease) in liabilities				
- interest payable	**71**	12	**(15)**	(18)
- accrued expenses	**18**	(11)	**(9)**	(13)
- balance due to other financial institutions (not at call)	**135**	(42)	**135**	(42)
- provision for current income tax	**(3)**	(3)	**(5)**	(2)
- other provisions	**(8)**	(3)	**15**	3
- deposits and other borrowings	**5,515**	2,021	**5,672**	2,010
- bonds and notes	**7,624**	6,121	**3,087**	3,290
Net cash provided by operating activities	**419**	605	**1,175**	1,295

Notes to the Statements of Cash Flows

For the year ended 30 September 2006

(b) Disposal of controlled entity

On 15 March 2006, the Group disposed of its 100% interest in Ascalon Capital Managers Limited (ACML) for $23 million. ACML's contribution to net profit from 1 October 2005 to 15 March 2006 was $0.5 million. Following this sale, the Group acquired a 50% interest in ACML for $25 million.

	2006 $m	2005 $m
Disposal proceeds	**23**	-
Fair value of intangible assets disposed	**15**	-
Profit on sale	**8**	-
Net inflow of cash	**23**	-

(c) Reconciliation of cash

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Cash and liquid assets	**1,081**	1,184	**1,077**	1,175
Balances due from other financial institutions	**765**	776	**93**	165
Due to clearing houses	**(266)**	(91)	**(266)**	(91)
Bills payable	**(173)**	(131)	**(173)**	(131)
	1,407	1,738	**731**	1,118

(d) Dividends paid

There were 6,515,394 (30 September 2005: 5,389,488) shares issued pursuant to the Group's dividend re-investment plan, raising $186 million (30 September 2005: $135 million).

Notes to the Financial Statements

For the year ended 30 September 2006

Note 1: Summary of Significant Accounting Policies

St.George Bank Limited (the "Bank") is domiciled in Australia. The financial report of the Bank for the year ended 30 September 2006 comprises the Bank and its controlled entities ("the Group") and the Group's interest in associates.

The financial report was authorised for issue by the Directors on 7 November 2006.

(a) Statement of compliance

This financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, the Corporations Act 2001 and the Banking Act 1959. International Financial Reporting Standards ("IFRS") form the basis of Australian Accounting Standards ("AASBs") adopted by the AASB, and for the purpose of this report are called Australian Equivalents to IFRS ("AIFRS") to distinguish from previous Australian Generally Accepted Accounting Principles ("previous GAAP").

This is the Group's first financial report prepared in accordance with AIFRS and AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards has been applied.

An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the Group and the Bank is provided in Note 52.

The financial reports of the Group and Bank also comply with IFRS and interpretations adopted by the International Accounting Standards Board.

(b) Basis of preparation

The financial report is presented in Australian dollars. The significant accounting policies adopted in the preparation of this financial report are set out below. The accounting policies which have changed as a result of the adoption of AIFRS, have been applied retrospectively and consistently by the Group and Bank to all periods presented in these financial statements and in preparing opening AIFRS balance sheets at 1 October 2004, except for the following AIFRS accounting standards, which were adopted and applied from 1 October 2005:

(i) AASB 132 Financial Instruments: Disclosure and Presentation.

(ii) AASB 139 Financial Instruments: Recognition and Measurement.

The following elections under AASB 1 have been adopted in the preparation of these financial statements:

(i) The Group has not restated any past business combinations that occurred prior to 1 October 2004.

(ii) The Group has elected to measure land and buildings at 1 October 2004 at their fair value and use that fair value as the deemed cost as at that date.

(iii) The Group has applied the requirements of AASB 132 and 139 from 1 October 2005.

(iv) The Group has not applied AASB 2 Share Based Payments to equity grants on or before 7 November 2002 or equity grants after 7 November 2002 that vested before 1 January 2005.

The Group has applied its previous GAAP in the comparative information to the financial statements in relation to these areas.

The Bank is a company of the kind referred to in Australian Securities and Investments Commission (ASIC) Class Order 98/100 dated 10 July 1998 (as amended by ASIC Class Order 04/667) and in accordance with the Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest million dollars, unless otherwise stated.

The Bank has elected to early adopt the following revised accounting standards:

- AASB 119 Employee Benefits (December 2004).
- AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures.
- AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (December 2004).

The financial statements are prepared on the basis of historical cost except that the following assets and liabilities are stated at their fair value: derivative financial instruments, assets and liabilities at fair value through the income statement, available for sale investments and defined benefit plan assets and liabilities. Recognised assets and liabilities that are hedged and are attributable to the hedged risk are stated at fair value.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in Note 1(hh).

The following new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group for accounting periods beginning on or after 1 October 2006 or later periods but which the Group entity has not yet adopted:

AASB 139 (Amendment), the Fair Value Option (effective from 1 October 2006). This amendment changes the definition of financial instruments classified at fair value through profit and loss and restricts the circumstances when a financial instrument can be designated as part of this category. This amendment is not expected to have a material impact, as the Bank and the Group expect to be able to comply with the amended criteria. This amendment will be applied from 1 October 2006.

AASB 139 and AASB 4 (Amendment), Financial Guarantee Contracts (effective from 1 October 2006). This amendment requires issued financial guarantees, other than those previously asserted by the Group to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of (a) the unamortised balance of the related fees received that have been deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment is not expected to have a material impact. This amendment will be applied from 1 October 2006.

Note 1: Summary of Significant Accounting Policies continued

AASB 7 Financial Instruments: Disclosures, and a complementary amendment to AASB 101 Presentation of Financial Statements - Capital Disclosures (effective from 1 October 2007). AASB 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit, liquidity and market risk, including sensitivity analysis to market risk. The amendment to AASB 101 introduces disclosures about the level of an entity's capital and how it manages capital. The Group expects that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures. This amendment will be applied from 1 October 2007.

These accounting policies have been consistently applied by each entity in the Group.

(c) Consolidation

The consolidated financial report comprises the financial report of the Bank and all entities that are controlled by the Bank. Under AASB 127 Consolidated and Separate Financial Statements, control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Under UIG 12 Consolidation, control exists where the Bank has the majority of the risks and benefits of the entity.

Where an entity commenced or ceased to be controlled during the year, its results are only included from the date control commenced or up to the date control ceased.

Associates are those entities for which the Group has significant influence, as defined in AASB 128 Investments in Associates, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases.

When the Group's share of losses exceeds its interest in an associate, the carrying amount of the Group's investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

All inter-entity balances and transactions between Group entities have been eliminated on consolidation.

Trusts involved in the securitisation of the Bank's assets and asset-backed conduit vehicles have been consolidated from 1 October 2004. The trusts have been consolidated on the basis that the Group has retained the majority of residual benefits from the trusts' activities and the majority of residual ownership risks related to the trusts' assets.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer Note 1(p)).

Investments in subsidiaries are accounted for at cost in the individual financial statements of the Bank.

(d) Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate at the date of the transaction. All monetary assets and liabilities held in foreign currencies are shown in this financial report at the exchange rates prevailing at balance date. Foreign currency forwards, futures, swaps and options are valued at fair value using the appropriate market rates at balance date. Unrealised profits and losses arising from these revaluations are recognised in the income statement, subject to the application of hedge accounting (refer Note 1(i)).

For foreign exchange trading activities, it is the policy of the Group to maintain a substantially matched position in foreign currency assets and liabilities, hence the net exposure to exchange risk is not significant.

(e) Translation of controlled foreign entities

The functional currency of the domestic operations of the Bank has been determined to be Australian dollars (AUD), as this currency best reflects the economic substance of the underlying events and circumstances relevant to the Bank. Each entity within the Group has also determined their functional currency based on their own primary economic indicators.

Assets and liabilities of foreign operations with an overseas functional currency are translated to AUD (the Group's presentation currency) at balance sheet date at the foreign exchange rates ruling at that date. Revenues and expenses of these entities are translated to AUD at the spot exchange rate at the date of the transaction. All resulting exchange differences are recognised in the Foreign Currency Translation Reserve as a separate component of equity. They are released to the income statement upon disposal.

(f) Cash and liquid assets

Cash and liquid assets are readily convertible to cash and subject to insignificant risk or change in value and comprise cash held in branches, ATMs, cash at bankers, money at call, bills receivable, remittances in transit and securities purchased under agreement to resell. Interest income on cash and liquid assets is recognised using the effective interest rate method in the income statement. Cash and liquid assets are recognised at the gross value of the outstanding balance.

For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are normally those with an original maturity of less than three months. Cash and cash equivalents include cash and balances with the Reserve Bank, short term amounts included in receivables due from other financial institutions, payables due to other financial institutions and bills payable.

(g) Receivables due from other financial institutions

Balances due from other financial institutions are loans and receivables. These include loans, nostro balances and settlement account balances due from other banks. They are measured at fair value at inception and subsequently measured at amortised cost using the effective interest rate method. Interest income is recognised using the effective interest rate method in the income statement.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments and certain acquisition expenses through the expected life of the instrument. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

(h) Assets at fair value through the income statement

Assets at fair value through the Profit and Loss is a new class of financial asset under AASB 139. Such assets are described in these accounts as assets at fair value through the income statement.

Note 1: Summary of Significant Accounting Policies continued

From 1 October 2004 to 30 September 2005
Assets at fair value through the income statement include assets held for trading that are purchased for the purpose of selling in the near term or held as part of a portfolio which is managed for short term profit. The securities are initially recognised and subsequently measured at fair value based on quoted market prices. Realised and unrealised gains and losses are recognised in the income statement. Interest is included in net interest income. At acquisition, trading securities are recorded on a settlement date basis.

From 1 October 2005
Trading securities are purchased without the intention of being held to maturity. The securities are recorded at fair value based on quoted market prices. Realised and unrealised gains and losses are recognised in the income statement. Interest on trading securities is included in net interest income. At acquisition, trading securities are recorded on a settlement date basis.

Quoted bid prices, where available, are used to account for the fair value of assets under AIFRS. Quoted mid prices, where available, are used to account for the fair value of assets where there is an offsetting risk position in a portfolio. There is no significant change in the measurement of assets at fair value.

Realised gains and losses on disposal and unrealised fair value adjustments continue to be reflected in other income under AIFRS. Interest income on assets at fair value through the income statement continues to be included within interest income using the effective interest rate method. Dividends continue to be reflected in other income when earned.

(i) Derivative financial instruments
The Group makes use of the derivatives market for trading purposes and to hedge foreign exchange, interest rate risk and credit risk.

From 1 October 2004 to 30 September 2005
Derivatives purchased or sold for trading purposes are measured at cost on initial recognition and at net fair value at balance date. Realised and unrealised changes in the net fair value are recognised in the income statement in the period in which the change occurs.

Derivatives bought or sold for the Bank's hedging purposes are accounted for on the same basis as the underlying exposure. Where the underlying exposure is accounted for on an accruals basis, any gain or loss realised on the derivative instrument is deferred and taken up as an adjustment to the yield on the underlying exposure over its remaining life.

The market value of trading derivatives and deferred gains and losses on hedging derivatives are recognised as other assets when favourable to the Group and other liabilities when unfavourable.

From 1 October 2005
All derivatives that do not meet the hedging criteria under AASB 139 are classified as derivatives held for trading, with changes in fair value recognised immediately within the income statement.

Interest income and expense on derivatives, except those used to manage underlying assets and liabilities, is included within other income. Interest income and expense for derivatives used to manage underlying assets and liabilities are included with the interest flows of these items within interest income or expense.

Derivatives are initially recognised at trade date at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The method of recognising the gain or loss on re-measurement of fair value depends on whether the derivative is designated as a hedging instrument, the nature of the item being hedged and whether the derivative qualifies for hedge accounting. A positive revaluation amount of a contract is disclosed as an asset and a negative revaluation amount of a contract is disclosed as a liability.

The Group has adopted cash flow hedging or a combination of cash flow and fair value hedging in respect of its asset and liability management activities.

Fair values are obtained from quoted market prices in active markets and valuation techniques, including discounted cash flow models and options pricing models as appropriate.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement within other income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the fair value hedge relationship is terminated, other than due to the derecognition of the hedged item, fair value hedge accounting ceases and for interest earning assets or interest bearing liabilities, the fair value adjustment of the hedged item is amortised to the income statement over the remaining term of the original hedge.

If the hedged item is derecognised, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. This represents the amount by which the changes in the fair value of the expected cash flow of the derivative differ from the fair value of the changes (or expected changes) in the cash flow of the hedged item.

Amounts from the cash flow hedge reserve are transferred to the income statement when the cash flows on the hedged item are recognised in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is amortised to the income statement over the remaining term of the original hedge. Where the hedged item is derecognised, the cumulative gain or loss is recognised immediately in the income statement.

Derivatives that do not qualify for hedge accounting
Derivatives contracts entered into as economic hedges that do not qualify for hedge accounting are held at fair value through the income statement. Interest income on these derivative contracts is recognised together with the underlying item within interest income and expense.

Note 1: Summary of Significant Accounting Policies continued

Embedded derivatives
A derivative may be embedded within a host contract. If the host contract is not already measured at fair value with changes in fair value reported in the income statement, the embedded derivative is separated from the host contract where the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract. This is then accounted for as a stand alone derivative instrument at fair value. Otherwise, the embedded derivative is accounted for on the same basis as the host contract.

(j) Investments and other financial assets

From 1 October 2004 to 30 September 2005
Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and are adjusted for amortised premiums and discounts. Premiums and discounts are amortised from the date of acquisition so that the securities reflect their face value at maturity. The amortisation of premiums and discounts is recognised in the income statements as net interest income. Gains or losses on disposal of investment securities prior to maturity are brought to account when realised. Unrealised losses are not brought to account unless the recoverable amount is less than the carrying amount. Investment securities are recorded on a settlement date basis. Interest income is recognised in the income statement when earned.

Shares in entities and other investments are recorded as the lower of cost and recoverable amount.

From 1 October 2005
Investment securities, shares in entities and other investments have been reclassified into available for sale investments.

Available for sale investments are non-derivative assets intended to be held for an indefinite period of time, including commercial paper and equities. They may be sold in response to a need for liquidity or changes in interest rates and exchange rates.

Available for sale investments are initially recognised at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value and gains and losses arising from changes in fair value are recognised in equity in the available for sale reserve until investments are sold, otherwise disposed of, or until such investments become impaired. Unquoted equities and investments whose fair value cannot be reliably measured are carried at cost.

Interest income is recognised on available for sale investments using the effective interest rate method, calculated over the assets' expected life. Premiums and/or discounts arising on purchase are included in the calculation of their effective interest rate. Dividends are recognised in other income within the income statement when earned.

When a decline in the fair value of an available for sale investment has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity shall be removed from equity and recognised in the income statement.

When available for sale investments are sold, cumulative gains or losses previously recognised in equity are recognised in other income within the income statement.

(k) Loans and other receivables

Loans and other receivables are non-derivative financial assets with fixed and determinable payments that are not quoted in an active market. They include residential, commercial, credit cards, overdrafts and other personal loans, leasing, hire purchase, leveraged leases, margin lending and structured financing.

From 1 October 2004 to 30 September 2005
Receivables referred to above are carried at their recoverable amount, represented by the gross value of the loan balance adjusted for specific provisions for doubtful debts, interest reserved and in respect of leveraged leases, unearned tax remissions.

Interest and material yield related fees are recognised in the income statement when earned.

Leasing receivables
Finance leases, in which the Group is the lessor, are included in Loans and other receivables. At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value is recorded in the balance sheet. Income attributable to the leases is brought to account progressively in the income statement over the lease term using the effective interest method, which reflects a constant rate of return.

Structured investments
Investments by the Group in equity swaps and participation in leveraged leases are recorded at the amounts equal to the Group's participation and included in Loans and other receivables in the balance sheet. Revenue is brought to account based on a method that yields a constant rate of return.

From 1 October 2005
Loans and other receivables include residential, commercial, credit cards, overdrafts and other personal loans, leasing, hire purchase, leveraged leases, margin lending, structured financing, securitised loans and asset-backed conduit vehicle receivables.

Loans and other receivables are initially recognised at fair value plus direct and incremental transaction costs. They are subsequently measured at amortised cost using the effective interest rate method.

Note 1(m) provides additional information with respect to loan impairment. For more details on revenue recognition, refer to Note 1(ee).

Finance lease receivables
Finance leases in which the Group is the lessor, are included in Loans and other receivables. At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value accruing to the lessor is recorded in the balance sheet. Income attributable to the leases is brought to account progressively in the income statement over the lease term on an effective yield basis.

Structured financing
Structured financing by the Group, including participation in leveraged leases and equity swaps, are recorded at the amounts equal to the Group's participation and included in Loans and other receivables in the balance sheet. Revenue is recognised in the income statement based on an effective yield basis. Certain structured financing loans are recognised at fair value through the income statement rather than at amortised cost.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 1: Summary of Significant Accounting Policies continued

(l) Impaired financial assets

Impaired assets are classified into the following categories:

(1) Non-accrual loans

Loans are classified as non-accrual where:

(a) contractual payments of principal and/or interest are 90 or more days in arrears, and where the value of security is insufficient to cover repayment of principal and interest;

(b) a specific provision has been raised; and/or

(c) there is reasonable doubt about the ultimate collectability of principal and interest within an acceptable timeframe.

(2) Restructured loans

These are loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of a customer's financial or other difficulties in complying with the original facility terms. These loans are measured at amortised cost and interest and fees recognised as income using the effective interest rate method, whilst the customer complies with the modified terms and conditions.

(3) Assets acquired through security enforcement

This category comprises assets where ownership has been assumed in settlement of a debt. These assets are recorded in the balance sheet under Available for sale investments and are measured in accordance with the Group's intention for realisation of the asset (refer Note 1(n)).

(m) Loan impairment

From 1 October 2004 to 30 September 2005

Bad debts are written off as they arise. For personal lending, residential lending and commercial lending, the Group has a policy of providing for possible losses on the basis of amounts set aside to cover specific debts that are considered doubtful.

The general provision for doubtful debts (not tax effected) when combined with the tax effected balance of Unearned Income-Mortgage Insurance Premiums represents 0.50% of risk weighted assets.

Unearned Income-Mortgage Insurance Premiums, disclosed in the balance sheet under Bills payable and other liabilities, represents a provision against potential defaults not specifically identified in respect of the housing loans insured by St.George Insurance Pte Ltd.

In the insurance operation, a loss provision is maintained against potential claims where the entity has been notified that a claim may arise.

From 1 October 2005

In accordance with the requirements of AASB 139, the Group assesses at each balance date whether there is any objective evidence of impairment. If there is objective evidence that impairment on an individual loan or portfolio of loans has occurred, an impairment assessment is performed and a loss recognised where appropriate.

The amount of the loss is measured as the difference between the loan's carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the loan's original effective interest rate. Short term balances are not discounted. Loans and other receivables are presented net of provisions for loan impairment.

The Group has loan impairment losses that are assessed on both a specific and collective basis.

Specific loan provisions are recognised in situations where, following an assessment of an individual facility, there is objective evidence that a loan is impaired. All other loans and advances that do not have an individually assessed loan provision are assessed collectively for impairment.

Collective provisions reflect the estimated amount of losses incurred on a collective basis, but which have yet to be individually identified.

The expected future cash flows for portfolios of similar assets are estimated by management on the basis of historical loss experience, for assets with credit risk characteristics similar to those in the Group. Loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the loss experience is based and to remove the effects of conditions in the period that do not exist at balance date. Increases or decreases in the collective provision are recognised in the income statement.

Changes in assumptions used for estimating future cash flows could result in a change in provisions for loan losses and have a direct impact on the impairment charge.

(n) Assets classified as held for sale

This category includes investments and land and buildings whose carrying amount will be recovered principally through a sale transaction rather than continuing use. These assets are classified as held for sale when it is highly probable that the asset will be sold within the 12 months subsequent to being classified as such.

Assets and liabilities, including those within a disposal group, classified as held for sale are each presented separately on the face of the balance sheet. The revenue and expenses from disposal groups are presented net within the income statement and notes to the financial statements.

Assets classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. Assets classified as held for sale, or included within a disposal group that is classified as held for sale, are not depreciated.

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain would be recognised for any subsequent increase in fair value less costs to sell, limited by the previous cumulative impairment loss recognised. A gain or loss not previously recognised by the date of sale would be recognised at the date of sale.

(o) Property, plant and equipment

Land and buildings are recognised at deemed cost upon transition to AIFRS, less any impairment losses and depreciation. Deemed cost represents the fair value of land and buildings at 1 October 2004.

Land is not depreciated and buildings are depreciated on a straight line basis over their estimated useful lives of 20 to 60 years.

Plant and equipment is recognised at cost less any accumulated impairment losses and accumulated depreciation calculated on a straight line basis to write off the assets over their estimated useful lives. The estimated useful lives of items of plant and equipment are between three and 10 years and leasehold improvements are between one and 10 years.

Depreciation rates for property, plant and equipment are reviewed periodically to ensure they appropriately reflect residual values and estimated useful lives.

All items of property, plant and equipment are periodically reviewed for impairment as part of the impairment testing conducted within cash-generating units.

Note 1: Summary of Significant Accounting Policies continued

(p) Intangible assets

(1) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisition of controlled entities is included in intangible assets on the balance sheet.

Business combinations prior to 1 October 2004

Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 October 2004 has not been reconsidered in preparing the Group's opening AIFRS balance sheet at 1 October 2004.

Business combinations since 1 October 2004

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

(2) Software

Computer software costs that are not integral to associated hardware are recognised as an intangible asset where they are identifiable, can be reliably measured and it is probable that they will lead to future economic benefits to the Group. Certain internal and external costs directly incurred in acquiring and developing certain software have been capitalised and are being amortised over their useful life, usually a period of three to five years. Capitalised software is carried at cost less amortisation and any impairment losses. Costs incurred on software maintenance are expensed as incurred. Impairment losses on capitalised software are recognised in the income statement when incurred.

(q) Bank acceptances

From 1 October 2004 to 30 September 2005

The potential liability arising as a result of bank bill acceptances that are sold into the market is recorded in the balance sheet as a liability. An equal and offsetting claim exists against customers in the event of a call on this potential liability and is recorded in the balance sheet as an asset. Bank acceptances generate fee income that is recognised in the income statement when earned.

Discounted bills accepted by the Group are recorded as part of Trading securities as the intention at the time of discount is to offer the bills for resale.

From 1 October 2005

All bank accepted bills (including both discounted and "on-sold" bills) and the associated liability for on-sold bills will be recognised at amortised cost, with interest income and expense recognised using the effective yield methodology. Fee income on bill acceptances will be recognised on an effective yield basis within interest income.

(r) Deposits and other borrowings

Deposits and other borrowings comprise negotiable certificates of deposit, term deposits, saving deposits, cheque and other demand deposits, unsecured guaranteed notes and secured borrowings.

From 1 October 2004 to 30 September 2005

Interest is recognised in the income statement when incurred.

From 1 October 2005

Deposits and other borrowings are recognised at inception at fair value plus directly attributable transaction costs and subsequently at amortised cost. Interest and yield related fees are recognised in the income statement based upon the effective yield method.

Where the Group has utilised derivative instruments to hedge deposits and other borrowings, hedge accounting policies as outlined in Note 1(i) are applied.

(s) Payables due to other financial institutions

Balances due to other financial institutions include deposits, settlement account balances and vostro balances.

From 1 October 2004 to 30 September 2005

They are brought to account at the gross balance outstanding. Interest is recognised in the income statement when incurred.

From 1 October 2005

They are brought to account at inception at fair value plus directly attributable transaction costs.

Payables due to other financial institutions are subsequently stated at amortised cost. Interest and yield related fees are taken to the income statement using the effective interest rate method.

(t) Employee benefits

(1) Wages, salaries, annual leave, and non-monetary benefits

Liabilities for employee benefits for wages, salaries and annual leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date, are calculated at undiscounted amounts based on remuneration wage and salary rates that the Group expects to pay as at reporting date including related on-costs, such as workers' compensation insurance and payroll tax.

(2) Long service leave

The Group's net obligation in respect of long term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date that have maturity dates approximating to the terms of the Group's obligations.

(3) Retirement benefit obligations

The Group makes contributions to multiple superannuation funds in accordance with "Superannuation Choice of Fund", including the employer sponsored fund which has two defined benefit sections. The defined benefit section provides defined lump sum benefits based on years of service and final average salary. The defined contributions section and fund receives fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions.

Obligations for contributions to defined benefit plans are recognised as an expense in the income statement as incurred.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 1: Summary of Significant Accounting Policies continued

In relation to defined benefit plans, any deficiency or surplus of the plan is recognised as a liability or asset respectively. Any deficiency or surplus is also recognised in retained earnings.

(4) Share based payments

The Group operates several equity settled, share based compensation plans. Information relating to these plans is set out in Note 40.

Shares and options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of the options or shares issued to employees for nil consideration. Shares issued following the exercise of options are recognised at that time and the proceeds received allocated to share capital.

Shares and options granted after 7 November 2002 and vested after 1 January 2005

Where shares in the Bank are to be issued to satisfy grants, the fair value is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options or shares.

At each balance date, the Group revises its estimated forfeiture and recognises the impact of any changes in the income statement.

The fair value of options or awards (with market related performance conditions) to be satisfied by the issuance of shares has been determined using the Binomial method at the grant date. The fair value of awards with non-market related conditions is based on the share price on the grant date, which is discounted for the present value of dividends not received during the vesting period. The Binomial method takes into account the terms and conditions upon which the options or awards were granted.

Where options or awards do not vest as a result of not achieving non-market performance hurdles, then any expense previously recognised is reversed.

(5) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(u) Provision for dividends

From 1 October 2004 to 30 September 2005

This item comprises provision for dividends in respect of Depositary Capital Securities (DCS), Preferred Resetting Yield Marketable Equity Securities (PRYMES) and Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS).

The provision for dividend relating to PRYMES is calculated on a balance of $300 million at a fixed rate of interest of 6.36% per annum for the first five years, after which the Bank has the option to reset the rate. The dividends are paid semi-annually in February and August.

The DCS dividend provision is calculated on the value of securities, being US$250 million, at a fixed rate of interest of 8.485% per annum, payable semi-annually in June and December each year.

The provision for dividend relating to SAINTS is calculated on a balance of $350 million at a floating rate of interest calculated as 70% of the sum of the annualised 90 day Bank Bill Swap Rate plus a margin of 1.35%. Dividends are payable quarterly in November, February, May and August each year.

The provision for dividend relating to ordinary shares is recognised in the reporting period in which the dividends are declared.

From 1 October 2005

In accordance with AIFRS, both the PRYMES and DCS have been reclassified from equity to debt, with distributions reclassified to interest expense.

The provision for dividend relating to SAINTS continues to be calculated on a balance of $350 million at a floating rate of interest calculated as 70% of the sum of the annualised 90 day Bank Bill Swap Rate plus a margin of 1.35%. Dividends are payable quarterly in November, February, May and August each year.

The provision for dividend relating to ordinary shares is recognised in the reporting period in which the dividends are declared.

The provision for dividend relating to Step-up Preference Shares (SPS) is calculated on a balance of $150 million at a floating rate of interest calculated as 70% of the sum of the annualised Bank Bill Swap Rate plus a margin of 1.10%. Dividends are payable quarterly in November, February, May and August each year.

(v) Income tax

Income tax expense on the income statement for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Bank and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 October 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is St.George Bank Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using a "group allocation approach" by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding

Notes to the Financial Statements

For the year ended 30 September 2006

Note 1: Summary of Significant Accounting Policies continued

arrangement amounts (refer below). Any difference between these amounts is recognised by the Bank as an equity contribution or distribution.

The Bank recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

Nature of tax funding arrangements and tax sharing arrangements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement, which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity payable (receivable) equal in amount to the tax liability (asset) assumed. The inter-entity payables (receivables) are at call.

Contributions to fund the current tax liabilities are satisfied via a credit or debit to the member's intercompany account with the head entity and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(w) Bonds and notes

From 1 October 2004 to 30 September 2005

Bonds and notes comprise commercial paper and other fixed and floating senior debt securities issued under the Bank's debt instrument programme, Euro note programme, US commercial paper programme and other private placements. Interest is recognised in the income statement.

From 1 October 2005

Bonds and notes comprise commercial paper and other fixed and floating senior debt securities issued under the Bank's debt instrument programme, Euro note programme, US commercial paper programme and other private placements. Bonds and notes also include debt issues of consolidated trusts involved in the securitisation of the Bank's assets and asset-backed conduit vehicles.

They are recognised at fair value plus directly attributable transaction costs at inception. Bonds and notes are subsequently measured at amortised cost. Interest and yield related fees are recognised in the income statement based on the effective interest rate method.

Where the Group has hedged the bonds and notes with derivative instruments, hedge accounting rules are applied (refer to Note 1 (i)).

(x) Loan capital

Loan capital comprises subordinated debt issued by the Group that qualifies for inclusion in regulatory capital in accordance with Australian Prudential Regulation Authority (APRA) prudential requirements.

From 1 October 2004 to 30 September 2005

Loan capital is recorded at cost or amortised cost.

From 1 October 2005

Loan capital is recognised at fair value plus directly attributable transaction costs at inception. Unless the securities are designated at fair value, loan capital is subsequently measured at amortised cost. Interest and yield related fees are recognised in the income statements based on the effective interest rate method. Where the Group has hedged loan capital with derivative instruments, hedge accounting rules are applied (refer Note 1(i)).

(y) Liabilities at fair value through the income statement

Liabilities at fair value through the profit and loss is a new class of financial liability under AASB 139. Such liabilities are described in these accounts as liabilities at fair value through the income statement.

The Group designates certain liabilities at fair value through the income statement on origination where those liabilities are managed on a fair value basis. Changes in the fair value of liabilities through the income statement are reported in other income within the income statement. For quoted liabilities, quoted offer prices are used to measure fair value. Quoted mid prices are used to measure liabilities at fair value through the income statement with offsetting risk positions in a portfolio at fair value. For non-market quoted liabilities, fair values have been determined using valuation techniques. Interest expense on financial liabilities at fair value through the income statement is recognised within interest expense using the effective interest rate method.

(z) Shareholders' equity

(1) Ordinary share capital – issued and paid up

Ordinary share capital is recognised at the value of the amount paid up. Share issue and share buy back costs are charged against share capital.

Where a subsidiary purchases shares in the Bank as part of the Group's equity based compensation scheme, such shares are referred to as Treasury shares and deducted from equity at cost.

(2) Preference share capital

From 1 October 2004 to 30 September 2005

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary and are convertible into a variable number of ordinary shares at the holders' option. Dividends on preference share capital are recognised as distributions within equity. Based on this policy, the Group's Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS), and Preferred Resetting Yield Marketable Equity Securities (PRYMES) were classified as equity.

From 1 October 2005

Preference share capital is classified as equity if it is non-redeemable, any dividends are discretionary and are redeemable only at the Group's option. Dividends on preference shares classified as equity are recognised as distributions within equity. Based on this policy, the Group's SAINTS and Step-up Preference Shares (SPS) are classified as equity. The PRYMES, which were converted into ordinary shares during the year, were classified as a liability from 1 October 2005 to their conversion date.

Details of preference shares classified as equity are as follows:

SAINTS

On 13 August 2004, the Bank issued 3.5 million SAINTS at $100 each. The issue netted $345 million after issue related expenses. Holders of these securities are entitled to a floating rate dividend which is payable at the Directors' discretion. The floating rate is determined each quarter by taking 70% of

Notes to the Financial Statements

For the year ended 30 September 2006

Note 1: Summary of Significant Accounting Policies continued

the sum of the annualised 90 day Bank Bill Swap Rate plus a margin of 1.35%. If declared, dividends are payable in arrears on a quarterly basis. On 20 November 2014 or any dividend payment date thereafter, subject to APRA approval, the Bank may convert the SAINTS to ordinary shares, redeem, buy back or cancel the SAINTS for their face value or undertake a combination of these options.

SPS

On 20 June 2006, the Bank issued 1.5 million SPS at $100 each raising $148 million in Tier 1 regulatory capital after issue related costs. Holders of these securities are entitled to a floating rate dividend which is payable at the Directors' discretion. The floating rate is determined by taking 70% of the sum of the annualised 90 day Bank Bill Swap Rate plus a margin of 1.10%. Dividends are payable quarterly in arrears. On 20 August 2016, or any dividend payment date thereafter, the Bank may convert the SPS into ordinary shares, or redeem, buy back or cancel (subject to APRA approval) the SPS for their $100 face value, or undertake a combination of these options.

(3) Reserves

From 1 October 2004 to 30 September 2005

(i) Depositors' and Borrowers' Share Redemption Reserve – The purpose of this reserve is to recognise the redemption of all Borrowers' and Depositors' shares.

(ii) Foreign Currency Translation Reserve – The purpose of this reserve is to recognise exchange differences arising on translation of foreign currency assets and liabilities of foreign subsidiaries.

(iii) Equity Compensation Reserve – In conjunction with the recognition of an expense for employee equity grants, a corresponding amount is recognised within the equity compensation reserve.

From 1 October 2005

(iv) General Reserve for Credit Losses – In accordance with APRA's regulatory treatment, the difference between 0.50% of risk weighted assets and the after tax balance of the collective provision not relating to incurred loan losses, has been appropriated from retained earnings to a non-distributable general reserve for credit losses.

(v) Cash Flow Hedge Reserve – The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised within the cash flow hedge reserve.

(vi) Available For Sale Reserve – Changes in the fair value of financial instruments designated as available for sale assets are recognised within the available for sale reserve.

(4) Minority interests in controlled entities

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

From 1 October 2004 to 30 September 2005

Minority interests comprise Depositary Capital Securities (DCS) issued by St.George Funding Company LLC, ordinary shares issued to minority shareholders by St.George Motor Finance Limited and perpetual notes issued by the Bank.

(i) The DCS were issued on 19 June 1997 raising US$250 million. The securities are on issue in perpetuity subject to redemption rights held by the Bank in 2007, 2017, and 2022. APRA approval is required to enable the redemption rights of the Bank to be exercised. The securities have no voting rights with respect to the operations of the Bank and are treated as Tier 1 capital for Capital Adequacy purposes.

(ii) The Bank has issued perpetual notes raising $34 million as at 30 September 2006 (30 September 2005: $31 million). The notes have no voting rights or entitlement to dividends or other payment. In a winding up, the notes on issue are convertible into ordinary shares of the Bank.

From 1 October 2005

Minority interests comprise ordinary shares issued by St.George Motor Finance Limited and perpetual notes issued by the Bank. The DCS have been classified as a liability as the Group has the obligation to redeem the DCS for cash on 30 June 2017.

(aa) Life insurance business

The Group conducts life insurance business through its subsidiary St.George Life Limited (SGL). SGL is accounted for in accordance with the requirements of Accounting Standard AASB 1038 Life Insurance Contracts (AASB 1038) and AASB 139 Financial Instruments: Recognition and Measurement (AASB 139). Amounts included in the results of the Group in respect of SGL represent the total life business of SGL, which includes underlying amounts that relate to both policy holders and shareholders of the life business.

All assets are carried at fair value through the income statement. Life insurance liabilities are measured as accumulated benefits to policy holders in accordance with AASB 139 and AASB 1038, which apply to investment contracts and assets backing insurance liabilities respectively.

(bb) Fiduciary activities

A number of controlled entities act as Trustee and/or Manager, Administrator or Custodian for a number of superannuation funds, investment trusts, superannuation services, approved deposit funds, life insurance funds and managed client portfolios. The value of managed funds at 30 September 2006 was $39,268 million (30 September 2005: $32,642 million).

The assets and liabilities of these funds and trusts are not included in the Group's balance sheet as it does not have the capacity to directly or indirectly control the funds and trusts for the Group's benefit.

Commissions and fees derived by the controlled entities in respect of these activities are included within other income in the income statement.

(cc) Operating leases

Leases entered into by the Bank and Group as lessee are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(dd) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(ee) Revenue and expense recognition

From 1 October 2004 to 30 September 2005

Interest income is recognised in the income statement when earned on an accruals basis.

Fees, if material, are segregated between cost recovery and risk related. The risk related fees are taken to income over the period of the underlying risk. The balance of fees is considered to be cost recovery and is taken to income when earned.

Note 1: Summary of Significant Accounting Policies continued

From 1 October 2005

Interest income and expense

Interest income and expense are recognised in the income statement for all interest earning assets and interest bearing liabilities based upon the effective interest rate on the instrument. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments and certain acquisition expenses through the expected life of the instrument. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fee income and expense and acquisition costs that are an integral part of the effective interest rate.

Interest income and expense on derivative instruments that are used to manage underlying assets and liabilities are recognised together with the underlying item within interest income and expense.

Fee and commission income and expense

Fee income and acquisition costs relating to loan origination are capitalised and included in the effective interest rate and recognised as interest income over the expected life of the loan. Other fee and commission income is generally recognised when the service has been provided.

Fee expense is recognised when the service has been received.

Net trading income comprises all gains and losses from changes in the fair value of financial assets held for trading.

Net income from non-trading derivatives and fair value movements comprises all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through the income statement together with hedge ineffectiveness recognised in the income statement.

(ff) Segments

The Group is organised into four business segments: Retail Bank, Institutional and Business Banking, BankSA and Wealth Management. The "other" segment comprises hedge ineffectiveness and fair value movements in non-trading derivatives and DCS.

(gg) Derecognition of financial instruments

The derecognition of a financial asset takes place when the contractual rights to the cash flows associated with the financial instrument expire or when the Group transfers the contractual rights, which is normally the case when the instrument is legally sold, or when all the cash flows attributable to the instrument are passed onto another party and the risks and rewards have substantially been transferred. The derecognition of a financial liability takes place when the contractual obligations are discharged, cancelled or expire.

(hh) Critical accounting estimates and significant judgements

The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or where assumptions are significant to the Bank and Group financial report such as:

(1) Estimates of impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(p). The recoverable amounts of cash-generating units have been determined based on value in use calculations. These calculations require the use of assumptions. Refer Note 23 for details of these assumptions and potential impact of changes to assumptions.

(2) Fair value of financial instruments

Methodologies and significant assumptions applied to determine the fair values of financial assets and liabilities carried at fair value are set out in Note 50.

(3) Income taxes

The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

(4) Impairment losses on loans and receivables

Individually assessed provisions are raised where there is objective evidence of impairment and full recovery of principal is considered doubtful.

The provisions are established based primarily on estimates of the realisable (fair) value of security taken and are measured as the difference between the asset's carrying amount and the present value of the expected future cash flows, discounted at the financial asset's original effective interest rate. Short term balances are not discounted.

All loans and advances that do not have an individually assessed provision are assessed collectively for impairment.

The collective provision is maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the balance sheet date.

The evaluation process is subject to a series of estimates and judgements.

In the individually assessed credit risk rated segment, the risk rating system, including the age of default and loss given default ratings, loss history, and the size, structure and diversity of individual credits are considered. Current developments in portfolios (industry, geographic and term) are reviewed.

In the statistically managed segment, the history of defaults and losses, and the size, structure and diversity of portfolios are considered.

In addition, management considers overall indicators of portfolio performance, quality and economic conditions.

Changes in these estimates could have a direct impact on the level of provision determined.

(5) Consolidation of special purpose entities (SPE)

When assessing whether the Group controls a SPE, judgement is required about risks and rewards together with the Group's ability to make operational decisions for the SPE.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 2: Interest

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Interest income				
Cash and liquid assets	**38**	37	**36**	37
Receivables due from other financial institutions	**59**	38	**19**	14
Trading and investment securities	**-**	415	**-**	348
Assets at fair value	**375**	-	**287**	-
Loans and other receivables	**6,309**	4,984	**5,001**	4,020
Due from controlled entities	**-**	-	**225**	167
Total interest income	**6,781**	5,474	**5,568**	4,586
Interest expense				
Deposits and other borrowings	**2,630**	2,030	**2,630**	2,029
Bonds and notes	**2,010**	1,499	**1,031**	774
Loan capital	**109**	117	**109**	117
Payables due to other financial institutions	**19**	31	**19**	31
Due to controlled entities	**-**	-	**66**	44
Total interest expense	**4,768**	3,677	**3,855**	2,995

Notes to the Financial Statements

For the year ended 30 September 2006

Note 3: Other Income

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Net trading income [(a)]	**70**	72	**41**	48
Net trading income from controlled entities	-	-	**10**	9
Net gain on sale of investment securities	-	1	-	1
Net other income from non-trading derivatives and financial instruments designated at fair value [(b)]	**14**	-	**14**	-
Net other income from non-trading derivatives and financial instruments designated at fair value - controlled entities	-	-	**19**	-
Dividend income - other persons	**6**	5	-	5
Dividend income - controlled entities	-	-	**415**	205
Product fees and commissions				
- lending	**114**	70	**94**	36
- deposit and other accounts	**219**	247	**200**	199
- electronic banking	**202**	188	**202**	187
Net gain on sale of land and buildings	**48**	3	**7**	3
Managed funds fees	**254**	223	-	-
Profit on disposal of shares	**10**	4	**10**	2
Net gain on disposal of plant and equipment	-	27	-	27
Profit on disposal of businesses	**4**	9	**4**	-
Factoring and invoice discounting income	**20**	19	-	-
Bill acceptance fees	-	93	-	93
Rental income	**8**	9	**8**	8
Securitisation services fee from controlled entities	-	-	**42**	30
Trust distributions	**9**	4	**6**	1
Management fees from controlled entities	-	-	**101**	80
Other	**16**	14	**10**	9
Total other income	**994**	988	**1,183**	943

(a) Comprises all gains and losses from changes in the fair value of financial assets and derivatives held for trading.

(b) Comprises all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through the income statement, the impact of hedge ineffectiveness recognised in the income statement and changes in the fair value of non-trading derivatives.

Note 4: Bad and Doubtful Debts

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Charge to general provision for doubtful debts (refer Note 17)	-	9	-	(3)
Charge to collective provision for credit losses (refer Note 17)	**23**	-	**17**	-
Charge to specific provision for credit losses (refer Note 17)	**121**	100	**110**	90
Charge to specific provision for credit losses controlled entities (refer Note 17)	-	-	-	21
	144	109	**127**	108

Notes to the Financial Statements

For the year ended 30 September 2006

Note 5: Operating Expenses

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Employment expenses				
Salaries and wages	**594**	549	**538**	498
Contractor fees	**5**	9	**-**	5
Superannuation contributions	**52**	46	**48**	42
Fringe benefits tax	**7**	9	**6**	8
Payroll tax	**39**	35	**36**	32
Share based compensation	**12**	13	**11**	12
Other	**42**	24	**39**	22
	751	685	**678**	619
Non-salary technology expenses				
Depreciation: computer equipment	**38**	40	**33**	35
Amortisation of intangible assets	**32**	38	**25**	29
Impairment of intangible assets	**32**	16	**32**	16
Rental expense on operating leases	**7**	9	**7**	8
Other	**71**	69	**63**	62
	180	172	**160**	150
Occupancy expenses				
Depreciation: furniture, fittings and leasehold improvements	**29**	27	**24**	21
Rentals on operating leases	**68**	70	**62**	66
Rentals on operating leases payable to controlled entities	**-**	-	**13**	13
Other	**44**	41	**38**	39
	141	138	**137**	139
Administration and other				
Advertising and public relations	**48**	46	**44**	41
Consultants	**21**	30	**14**	22
Fees and commissions	**26**	28	**25**	23
Fees and commissions payable to controlled entities	**-**	-	**16**	8
Postage	**21**	18	**20**	18
Printing and stationery	**37**	36	**31**	30
Subscription and levies	**9**	8	**9**	8
Telephone	**10**	9	**8**	9
Other*	**97**	109	**88**	98
	269	284	**255**	257
Total operating expenses	**1,341**	1,279	**1,230**	1,165

* Includes expenditure of $6,165 to the Australian Labor Party, $13,600 to the Liberal Party and $4,360 to the National Party, mainly resulting from functions attended during the year.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 6: Income Tax Expense

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
(a) Income tax expense				
Current tax expense				
Current year	**489**	431	**387**	352
Adjustments for prior years	**3**	-	**-**	-
Deferred tax expense				
Origination and reversal of temporary differences	**(47)**	(18)	**(32)**	(23)
Total income tax expense in income statements	**445**	413	**355**	329
Attributable to:				
Continuing operations	**445**	413	**355**	329
Discontinuing operation	**-**	-	**-**	-
	445	413	**355**	329
(b) Reconciliation of income tax expense to prima facie tax payable				
Profit before tax - continuing operations	**1,522**	1,396	**1,539**	1,261
Profit before tax - discontinued operation	**(13)**	(10)	**(2)**	-
Profit before tax	**1,509**	1,386	**1,537**	1,261
Prima facie income tax calculated at 30% of profit before tax (2005: 30%)	**453**	416	**461**	378
Increase in income tax expense due to:				
Tax losses not recognised	**4**	3	**-**	-
Goodwill impairment	**-**	1	**-**	-
General provisions for doubtful debts	**-**	3	**-**	(1)
Share based payments expense	**4**	4	**3**	4
St.George Insurance Pte Limited attributable income	**-**	-	**8**	5
Preference share dividends classified as interest expense	**11**	-	**3**	-
Non-deductible interest expense	**-**	-	**12**	12
Underprovision for income tax in prior year	**3**	-	**-**	-
Current and deferred tax transactions of wholly-owned subsidiaries in the tax consolidated group	**-**	-	**33**	31
Other	**2**	1	**1**	1
Decrease in income tax expense due to:				
Deduction allowable on shares issued to employees	**(2)**	(2)	**(2)**	(2)
Difference between accounting profit and assessable profit:				
- on sale of shares	**(3)**	(6)	**(4)**	(6)
- on sale of businesses	**-**	(4)	**-**	-
- on sale of buildings	**(25)**	1	**(3)**	1
Rebatable dividends	**(2)**	(2)	**(124)**	(63)
Recovery in accordance with tax funding agreements	**-**	-	**(33)**	(31)
Other	**-**	(2)	**-**	-
Total income tax expense	**445**	413	**355**	329

Notes to the Financial Statements

For the year ended 30 September 2006

Note 6: Income Tax Expense continued

As advised in the Bank's 30 September 2005 financial statements, the Australian Taxation Office (ATO) has denied the Bank interest deductions on its subordinated debentures issued to St.George Funding Company LLC as part of the depositary capital securities transaction undertaken in 1997. The ATO has issued amended income tax assessments totalling $137 million after tax. The Bank has commenced proceedings in the Federal Court to contest the ATO's view. Resolution of this matter is likely to take some years. The Bank remains confident that its position in relation to the application of the taxation law is correct. Accordingly, no amounts have been charged to the income statements in respect of the amended assessments. The Bank's auditor, KPMG, concurs with this treatment.

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
(c) Amounts recognised directly in equity				
Net deferred tax - debited directly to equity - cash flow hedges	**6**	-	**7**	-
	6	-	**7**	-
(d) Tax losses				
Unused tax losses for which no tax benefit has been recognised	**59**	54	**23**	27
Potential tax benefit at 30%	**18**	16	**7**	8

The potential asset of $18 million (2005: $16 million) attributable to tax losses carried forward has not been brought to account in the Group as the Directors do not believe the realisation of the tax asset is probable.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 7: Significant Items

In accordance with Accounting Standard AASB 101, items of income and expense that are material by quantum or nature, are disclosed separately to assist in understanding the financial performance of the Group.

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Non-interest income				
Non-interest income before significant items	**953**	972	**1,183**	927
Significant items				
- profit on sale of land and buildings (i)	**41**	-	**-**	-
- profit on sale of fixed assets (v)	**-**	27	**-**	27
- write-off of deferred home loan broker commissions (vi)	**-**	(11)	**-**	(11)
	41	16	**-**	16
Total non-interest income	**994**	988	**1,183**	943
Operating expenses				
Operating expenses before significant items	**1,293**	1,263	**1,182**	1,149
Significant items				
- intangible assets impairment loss (ii),(vii)	**32**	16	**32**	16
- restructure costs (iv)	**16**	-	**16**	-
	48	16	**48**	16
Total operating expenses	**1,341**	1,279	**1,230**	1,165
Income tax				
Income tax expense before significant items	**470**	413	**370**	329
Significant items				
- income tax benefit on profit on sale of land and buildings (i)	**(10)**	-	**-**	-
- income tax benefit on intangible assets impairment loss (ii),(vii)	**(10)**	(5)	**(10)**	(5)
- income tax benefit on restructure costs (iv)	**(5)**	-	**(5)**	-
- income tax expense on profit on sale of fixed assets (v)	**-**	8	**-**	8
- income tax benefit on write-off of deferred home loan broker commissions (vi)	**-**	(3)	**-**	(3)
	(25)	-	**(15)**	-
Total income tax expense	**445**	413	**355**	329
Discontinued operation				
Exit costs associated with discontinued operation (iii)	**9**	-	**2**	-
Minority interest applicable to discontinued operation (iii)	**(3)**	-	**-**	-
	6	-	**2**	-
Summary of significant items				
Total pre-tax (loss) from significant items	**(7)**	-	**(48)**	-
Add: total tax benefit attributable to significant items	**25**	-	**15**	-
Less: net (loss) of discontinued operation	**(6)**	-	**(2)**	-
Net income/(loss) from significant items	**12**	-	**(35)**	-

Note 7: Significant Items continued

2006 year

(i) In September 2006, the Group completed the sale and leaseback of its head office building in Kogarah. As a result of the sale, the Group recognised a profit of $41 million (Bank: $nil) before tax ($51 million after associated tax benefit).

(ii) During the year, the Bank recognised a $32 million impairment ($22 million after tax) on intangible assets relating to capitalised computer software. This impairment comprises software that has been developed internally where the timing of realisation of associated benefits is uncertain or the value of future benefits are not expected to be fully realised. The impairment also includes software systems that have become obsolete during the year.

(iii) As a result of intense competition in the New Zealand market, the Bank and its joint venture partner Foodstuffs agreed in August 2006 to discontinue their supermarket banking joint venture. Costs associated with the discontinuation of this business total $9 million (Bank: $2 million) before and after tax. A $3 million minority interest loss has been recognised in respect of these costs, reflecting Foodstuffs' share of loss. The total loss incurred in respect of the joint venture (including these costs) amounted to $13 million, of which an amount of $5 million was attributable to the minority interest.

(iv) A $16 million ($11 million after tax) restructure provision has been recognised during the year in respect of staff redundancies. The redundancies are primarily attributable to downsizing information technology development teams in line with reduced business demand, consolidating interstate loan servicing sites and outsourcing certain administrative functions.

2005 year

(v) The Bank sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax).

(vi) From 1 October 2004, the Bank ceased to defer home loan broker commissions on new introductory loan business and has recognised an adjustment of $11 million ($8 million after tax) which represents the unamortised balance of deferred commissions relating to this loan portfolio.

(vii) The Bank recognised a $6 million ($4 million after tax) write-off of obsolete systems or systems in the process of being decommissioned and a $10 million ($7 million after tax) write-off representing a refinement of St.George's deferred expenditure policy to write-off deferred expenditure whereby the unamortised balance of deferred expenditure is written off immediately when the carrying value reduces to $500,000.

Note 8: Discontinued operation

In August 2006, the Group announced it would cease its supermarket banking venture in New Zealand with its joint venture partner Foodstuffs. The Group sold its New Zealand loans and receivable portfolio held by St.George Bank New Zealand Limited in August 2006. The Group entered into an agreement that following individual customer approval, resulted in the transfer of their New Zealand retail deposits to another Bank, with the remaining deposit portfolio not transferred repaid to customers by September 2006.

During the year ended 30 September 2006, the New Zealand banking operation had cash outflows from operating activities of $7 million (30 September 2005: $13 million), cash inflows from investing activities of $400 million (30 September 2005: outflows of $359 million) and cash outflows from financing activities of $446 million (30 September 2005: inflows of $150 million).

Effect of the disposal on individual assets and liabilities is as follows:

	$m
Loans and receivables	403
Deposits	(461)
Carrying amount of net assets sold or transferred	(58)
Consideration paid on disposal	58
Gain/(loss) on sale of discontinued operation	-

Analysis of profit and loss of the discontinued operation, loss on sale of discontinued operation and related income tax expense is as follows:

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Interest income	**33**	31	**-**	-
Interest expense	**31**	27	**-**	-
Net interest income	**2**	4	**-**	-
Operating expenses	**6**	13	**-**	-
Doubtful debts	**-**	1	**-**	-
Exit costs (i)	**9**	-	**2**	-
Net loss before income tax	**(13)**	(10)	**(2)**	-
Income tax benefit	**-**	-	**-**	-
Net loss after income tax	**(13)**	(10)	**(2)**	-
Net loss of discontinued operation	**(13)**	(10)	**(2)**	-

(i) Classified as a significant item.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 9: Dividends Provided For or Paid

Type	Cents per share	Consolidated $m	Bank $m	Date of payment	Franking rate %	Percentage franked
2006						
Interim 2006 - ordinary shares	**74.0**	**388**	**388**	**4-Jul-2006**	**30**	**100**
Final 2005 - ordinary shares	**70.0**	**364**	**364**	**14-Dec-2005**	**30**	**100**
Subordinated Adjustable Income Non-refundable Tier 1 Securities (1)		**2**	**2**	**21-Nov-2005**	**30**	**100**
Subordinated Adjustable Income Non-refundable Tier 1 Securities		**4**	**4**	**20-Feb-2006**	**30**	**100**
Subordinated Adjustable Income Non-refundable Tier 1 Securities		**5**	**5**	**22-May-2006**	**30**	**100**
Subordinated Adjustable Income Non-refundable Tier 1 Securities		**5**	**5**	**21-Aug-2006**	**30**	**100**
Subordinated Adjustable Income Non-refundable Tier 1 Securities (2)		**2**	**2**	**20-Nov-2006**	**30**	**100**
Step-up Preference Shares (3)		**1**	**1**	**21-Aug-2006**	**30**	**100**
Step-up Preference Shares (4)		**1**	**1**	**20-Nov-2006**	**30**	**100**
		772	**772**			
2005						
Interim 2005 - ordinary shares	67.0	347	347	4-Jul-2005	30	100
Final 2004 - ordinary shares	62.0	319	319	17-Dec-2004	30	100
Depositary Capital Securities (6) (10) (11)		6	-	31-Dec-2004	-	-
Depositary Capital Securities		14	-	30-Jun-2005	-	-
Depositary Capital Securities (5)		7	-	31-Dec-2005	-	-
Preferred Resetting Yield Marketable Equity Securities (8) (11)		7	7	21-Feb-2005	30	100
Preferred Resetting Yield Marketable Equity Securities		10	10	22-Aug-2005	30	100
Preferred Resetting Yield Marketable Equity Securities (7)		2	2	20-Feb-2006	30	100
Subordinated Adjustable Income Non-refundable Tier 1 Securities (9)		3	3	22-Nov-2004	30	100
Subordinated Adjustable Income Non-refundable Tier 1 Securities		4	4	21-Feb-2005	30	100
Subordinated Adjustable Income Non-refundable Tier 1 Securities		4	4	20-May-2005	30	100
Subordinated Adjustable Income Non-refundable Tier 1 Securities		4	4	22-Aug-2005	30	100
Subordinated Adjustable Income Non-refundable Tier 1 Securities (1)		2	2	21-Nov-2005	30	100
		729	702			

(1) A total dividend of $4 million was paid of which $2 million relates to the 2006 financial year and $2 million related to the 2005 financial year.

(2) A total dividend of $4 million will be payable on 20 November 2006 of which $2 million relates to the 2006 financial year.

(3) 1,500,000 Step-up Preference Shares were issued on 20 June 2006 at an issue price of $100 each, raising $148 million (net of associated costs).

(4) A total dividend of $2 million will be payable on 20 November 2006 of which $1 million relates to the 2006 financial year.

(5) A total distribution of $14 million was paid of which $7 million is classified as interest expense and relates to the 2006 financial year and $7 million is a dividend related to the 2005 financial year.

(6) A total dividend of $14 million was paid of which $6 million related to the 2005 financial year and $8 million related to the 2004 financial year.

(7) A total distribution of $8 million was paid of which $2 million is a dividend related to the 2005 financial year and $6 million is classified as interest expense related to the 2006 financial year.

(8) A total dividend of $9 million was paid of which $7 million related to the 2005 financial year and $2 million related to the 2004 financial year.

(9) A total dividend of $4 million was paid of which $3 million related to the 2005 financial year and $1 million related to the 2004 financial year.

(10) Distributions paid on Depositary Capital Securities (DCS) will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

(11) In accordance with AIFRS, PRYMES and DCS have been reclassified as liabilities and distributions are included in interest expense from 1 October 2005. The PRYMES were converted into 10,309,170 ordinary shares in February 2006.

Dividend franking account

It is anticipated that the balance of the consolidated franking account will be $506 million (30 September 2005: $555 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year;

(ii) franking debits that will arise from the payment of dividends recognised as a liability;

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that the Group may be prevented from distributing in the subsequent year.

After also allowing for the 30 September 2006 final ordinary dividend, the consolidated franking account will be $332 million (30 September 2005: $401 million).

Notes to the Financial Statements

For the year ended 30 September 2006

Note 10: Earnings Per Share

	Consolidated 2006	2005
Basic - ordinary (cents)		
- from continuing operations	**201.4**	177.7
- from discontinued operation	**(1.5)**	(1.0)
Diluted - ordinary (cents)		
- from continuing operations	**199.9**	176.2
- from discontinued operation	**(1.5)**	(0.9)
	No.	No.
Weighted average number of ordinary shares (basic)		
Issued shares at 1 October	**520,407,464**	513,788,050
Effect of share buy back	**(7,102,575)**	-
Effect of shares issued in December 2004	-	2,282,906
Effect of shares issued in December 2005	**3,573,425**	-
Effect of shares issued in July 2005	-	526,600
Effect of shares issued in July 2006	**495,782**	-
Effect of shares issued under Employee Share Plans	**881,738**	1,164,249
Effect of shares issued on conversion of PRYMES	**6,270,235**	-
Less: Treasury shares	**(244,574)**	-
Weighted average number of ordinary shares at 30 September	**524,281,495**	517,761,805
	$m	$m
Profit attributable to ordinary shareholders (basic)		
- continuing operations	**1,076**	983
less: preference share distributions		
SAINTS	**18**	17
SPS	**2**	-
PRYMES	-	19
DCS	-	27
Profit from continuing operations	**1,056**	920
Loss from discontinued operation after minority interest	**(8)**	(5)
	No.	No.
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 September (basic)	**524,281,495**	517,761,805
Effect of PRYMES on issue	**3,986,374**	11,032,352
Effect of SAINTS on issue	**11,870,846**	12,871,078
Effect of share options on issue	**710,663**	750,776
Effect of SPS on issue	**1,435,652**	-
Weighted average number of ordinary shares (diluted)	**542,285,030**	542,416,011
	$m	$m
Profit attributable to ordinary shareholders (diluted)		
- continuing operations	**1,056**	920
add: preference share distributions		
interest/dividends on PRYMES	**8**	19
dividends on SAINTS	**18**	17
dividends on SPS	**2**	-
Profit from continuing operations	**1,084**	956
Loss from discontinued operation after minority interest	**(8)**	(5)

Note 11: Cash and Liquid Assets

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Notes, coins and cash at bankers	**209**	237	**209**	229
Money at call	**32**	26	**32**	26
Bills receivable and remittances in transit	**15**	18	**14**	18
Clearing house balance	**9**	21	**6**	21
Securities purchased under agreements to resell	**816**	882	**816**	881
	1,081	1,184	**1,077**	1,175

Note 12: Receivables Due from Other Financial Institutions

	Consolidated	
	2006 $m	2005 $m
Maturity analysis based on remaining term to maturity at 30 September		
At call	**765**	776
Less than 3 months	**330**	45
Between 3 months and 12 months	**35**	25
Between 1 year and 5 years	**52**	265
	1,182	1,111

Note 13: Assets at Fair Value Through the Income Statement

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Trading securities				
Government and semi-government securities	**1,629**	1,280	**1,629**	1,280
Bills of exchange - bank accepted/endorsed	**744**	1,553	**720**	1,498
Negotiable certificates of deposit	**1,816**	1,769	**1,816**	1,734
Other marketable securities	**2,003**	1,405	**1,887**	1,058
Other marketable securities - controlled entities	**-**	-	**539**	323
	6,192	6,007	**6,591**	5,893

Notes to the Financial Statements

For the year ended 30 September 2006

Note 14: Available for Sale Investments

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Unlisted equity securities	**29**	-	**1**	-
Bills of exchange	**10**	-	**-**	-
Government securities	**19**	-	**-**	-
Negotiable certificates of deposits	**54**	-	**-**	-
Mortgage backed securities	**608**	-	**-**	-
Debt securities	**537**	-	**-**	-
Other securities	**284**	-	**-**	-
	1,541	-	**1**	-

	Consolidated	
	2006 $m	2005 $m
Maturity analysis based on remaining term to maturity at 30 September		
At call	**276**	-
Less than 3 months	**89**	-
Between 3 months and 12 months	**131**	-
Between 1 year and 5 years	**597**	-
Greater than 5 years	**411**	-
Non-maturing	**37**	-
	1,541	-

Note 15: Investment Securities (Comparative Period Only)

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Investments at cost				
Government and semi-government securities	**-**	14	**-**	-
Mortgage backed securities	**-**	1,071	**-**	-
Other marketable securities	**-**	64	**-**	-
	-	1,149	**-**	-

Notes to the Financial Statements

For the year ended 30 September 2006

Note 16: Loans and Other Receivables

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Housing loans - amortised cost [1]	**62,709**	56,298	**44,764**	42,670
Commercial loans - amortised cost [2]	**9,824**	9,653	**8,868**	8,938
Personal loans - amortised cost	**4,851**	3,649	**3,926**	2,855
Lease and commercial hire purchase - amortised cost	**2,519**	2,368	**212**	508
Structured investments - amortised cost	**114**	146	**114**	146
Structured investments - fair value through the income statement	**499**	-	**-**	-
Credit card receivables - amortised cost	**1,268**	1,093	**1,268**	1,093
Other - amortised cost	**31**	30	**31**	30
	81,815	73,237	**59,183**	56,240
Less: provisions for impairment (refer Note 17)				
Specific provision for doubtful debts	**31**	69	**31**	61
Collective provision for doubtful debts	**268**	-	**251**	-
General provision for doubtful debts	**-**	219	**-**	203
Net loans and other receivables	**81,516**	72,949	**58,901**	55,976

(1) Includes securitised loans.

(2) Includes loans in asset-backed conduit vehicles.

Maturity analysis based on remaining term to maturity at 30 September		
Less than 3 months	**28,964**	25,672
Between 3 months and 12 months	**2,788**	2,802
Between 1 year and 5 years	**7,195**	7,330
After 5 years	**42,837**	37,364
	81,784	73,168

Note 17: Provisions for Impairment

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
General provision				
Balance at the beginning of the year	**219**	209	**203**	206
Net provision movement during the year	**-**	10	**-**	(3)
Write-back of general provision on transition to AIFRS [1]	**(219)**	-	**(203)**	-
Balance at the end of the year	**-**	219	**-**	203
Collective provision				
Balance at the beginning of the year	**-**	-	**-**	-
Establishment of provision on transition to AIFRS [1]	**245**	-	**234**	-
Net provision movement during the year	**23**	-	**17**	-
Balance at the end of the year	**268**	-	**251**	-
Specific provision				
Balance at the beginning of the year	**69**	73	**61**	67
Write-back of portfolio provisions on transition to AIFRS [1]	**(35)**	-	**(35)**	-
Net provision movement during the year	**121**	100	**110**	111
Recoveries	**16**	14	**14**	13
Bad debt write-offs	**(140)**	(118)	**(119)**	(130)
Balance at the end of the year	**31**	69	**31**	61

(1) Adjusted against opening retained earnings at 1 October 2005.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 18: Impaired Financial Assets

Impaired financial assets are disclosed using the definitions and categories specified by APRA. Impaired financial assets comprise lending assets.

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Impaired loans with specific provisions				
Gross loans	**74**	70	**71**	70
Less: specific provisions	**34**	26	**33**	26
	40	44	**38**	44
Impaired loans without specific provisions	**11**	7	**11**	7
Restructured loans without specific provisions	**1**	-	**1**	-
Total impaired assets	**52**	51	**50**	51
Interest income received on impaired loans	**-**	7	**-**	7
Interest income forgone on impaired loans	**11**	7	**11**	7
Past due balances [(a)]	**181**	182	**169**	158

(a) Past due items - primarily includes the consumer lending portfolio where loans are in arrears for 90 or more consecutive days. Interest on these loans continues to be recognised in the income statements.

Note 19: Concentration of Credit Risk

2006	Assets at fair value through the income statement $m	Derivative assets $m	Available for sale investments $m	Loans and other receivables $m	Bank acceptances $m	Credit commitments and contingent liabilities $m	Total $m
Agriculture, forestry and fishing	-	2	-	843	338	6	1,189
Financial, investment and insurance	5,599	1,063	1,078	348	260	772	9,120
Government and public authorities	584	-	95	5	518	6	1,208
Lease finance	-	-	-	313	-	-	313
Personal	-	2	-	6,758	294	8	7,062
Manufacturing	-	2	-	485	597	-	1,084
Mining	-	-	-	31	10	-	41
Real estate - construction	9	15	-	1,394	607	130	2,155
Real estate - mortgage	-	-	-	62,391	-	977	63,368
Other commercial and industrial	-	9	368	9,247	9,284	191	19,099
Total	6,192	1,093	1,541	81,815	11,908	2,090	104,639
Other risk concentrations							
Receivables due from other financial institutions							1,182
Total gross credit risk							105,821

Note 19: Concentration of Credit Risk continued

2005	Assets at fair value through the income statement $m	Unrealised revaluation gain on derivative instruments $m	Investment securities $m	Loans and other receivables $m	Bank acceptances $m	Credit commitments and contingent liabilities $m	Total $m
Agriculture, forestry and fishing	-	-	-	748	232	2	982
Financial, investment and insurance	4,271	356	843	184	165	1,177	6,996
Government and public authorities	1,328	6	109	6	314	-	1,763
Lease finance	-	-	-	409	-	2	411
Personal	-	-	-	5,594	-	12	5,606
Manufacturing	-	1	-	468	352	-	821
Mining	-	-	-	22	6	-	28
Real estate - construction	-	-	-	1,632	403	99	2,134
Real estate - mortgage	-	-	-	56,071	-	991	57,062
Other commercial and industrial	408	5	197	8,103	5,626	129	14,468
Total	6,007	368	1,149	73,237	7,098	2,412	90,271
Other risk concentrations							
Receivables due from other financial institutions							1,111
Total gross credit risk							91,382

Note 20: Investments in Controlled Entities

	Bank 2006 $m	Bank 2005 $m
Investment at cost	**2,492**	1,834

The controlled entities of the Bank are:

	Note	Percentage of shares held 2006	Percentage of shares held 2005
Advance Asset Management Limited		**100**	100
Advance Commercial Finance Limited	(c)	**100**	100
Advance Insurance Agencies Pty Limited	(e)	-	100
Advance Leasing Limited		**100**	100
Ascalon Capital Managers Limited	(f)	**50**	100
Ascalon Operations and Services Pty Limited	(f)	**50**	100
Ascalon Funds Seed Pool Trust	(d)	-	-
Asgard Capital Management Limited		**100**	100
Asgard Wealth Solutions Limited	(b)	**100**	100
Assirt Software Pty Limited		**100**	100
Buchelin Pty Limited		**100**	100
Canberra Advance Property Limited		**100**	100
Crusade CP Management Pty Limited		**100**	100
Crusade Management Limited		**100**	100
Crusade CP No 1 Pty Limited	(g)	-	-
Danaby Pty Limited		**100**	100
Dragon Investment Services Limited		**100**	100
Dysty Pty Limited		**100**	100
HITTON Pty Limited		**100**	100
Kerbridge Loyalty Software Pty Limited	(c)	**100**	100
Nationwide Management Pty Limited		**100**	100
PACT Accountants Investment Group Pty Limited		**100**	100
Scottish Pacific Business Finance Administration Limited	(a)	**100**	100
Scottish Pacific Business Finance Holdings Pty Limited		**100**	100
Scottish Pacific Business Finance Limited	(a)	**100**	100

Notes to the Financial Statements

For the year ended 30 September 2006

Note 20: Investments in Controlled Entities continued

	Note	Percentage of shares held 2006	2005
Scottish Pacific Business Finance Pty Limited		**100**	100
Scottish Pacific Management Services Pty Limited		**100**	100
SECURITOR Financial Group Limited		**100**	100
St.George (Note Issuing Vehicle Only) Pty Ltd		**100**	100
St.George APL Pty Limited		**100**	100
St.George Bank Employee Share Trust	(i)	**-**	-
St.George Bank New Zealand Limited	(a)	**100**	100
St.George Business Finance Pty Limited		**100**	100
St.George Commercial Credit Corporation Limited		**100**	100
St.George Crusade Investment Pty Limited		**100**	100
St.George Custodial Pty Limited		**100**	100
St.George Dragon Investment Pty Limited		**100**	100
St.George Equity Finance Limited	(c)	**100**	100
St.George Finance Holdings Limited		**100**	100
St.George Finance Limited		**100**	100
St.George Financial Investments 1 Pty Limited	(a)	**100**	-
St.George Financial Investments New Zealand Limited	(a)	**100**	-
St.George Financial Services Limited		**100**	100
St.George Funding Company LLC	(a)	**100**	100
St.George Group Holdings Pty Limited		**100**	100
St.George HCAL Limited	(c)	**100**	100
St.George Home Finance Pty Limited	(c)	**100**	100
St.George Insurance Australia Pty Limited	(h)	**100**	-
St.George Insurance Pte Limited	(a)	**100**	100
St.George Life Limited		**100**	100
St.George Management Services Pty Limited		**100**	100
St.George Motor Finance Limited		**75**	75
St.George Motor Wholesale Pty Limited	(c)	**75**	75
St.George Procurement Management Pty Limited		**100**	100
St.George Security and Custody Pty Limited	(c)	**100**	100
St.George Staff Retirement Fund Pty Limited	(c)	**100**	100
St.George Wealth Management Pty Limited		**100**	100
St.George WEL Limited		**100**	100
St.George Wholesale Finance Pty Limited	(c)	**100**	100
Value Nominees Pty Limited		**100**	100
Votraint No. 1182 Pty Limited		**100**	100
VS&L Insurance Agency Pty Limited		**100**	100
VS&L Services Pty Limited		**100**	100

(a) St.George Funding Company LLC is a Delaware limited liability company and carries on business in the USA. St.George Insurance Pte Ltd is incorporated in and carries on business in Singapore. Scottish Pacific Business Finance Limited, Scottish Pacific Business Finance Administration Limited, St.George Financial Investments 1 Pty Limited, St.George Financial Investments New Zealand Limited and St.George Bank New Zealand Limited are incorporated in and carry on business in New Zealand. All other controlled entities are incorporated in Australia.

(b) Formerly SEALCORP Holdings Limited.

(c) In voluntary liquidation.

(d) Control without ownership.

(e) This company was deregistered during the year.

(f) As at 15 March 2006, these companies ceased to be controlled by the Group.

(g) In accordance with AIFRS, securitisation trusts and asset-backed conduit vehicles are consolidated without ownership.

(h) This entity was incorporated during the year to carry on the business of lenders mortgage insurance.

(i) This trust was established during the year to purchase shares to satisfy grants under the Group's equity based compensation schemes.

Note 21: Other Investments (Comparative Period Only)

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Equity investments - Unlisted	-	43	-	2
Other investments	-	2	-	-
	-	45	-	2

Note 22: Property, Plant and Equipment

	Consolidated Land $m	Consolidated Buildings $m	Consolidated Furniture, fittings and equipment $m	Consolidated Leasehold improvements $m	Consolidated Total $m	Bank Land $m	Bank Buildings $m	Bank Furniture, fittings and equipment $m	Bank Leasehold improvements $m	Bank Total $m
Balance at 1 October 2004										
Deemed cost										
(gross carrying amount)	97	286	584	9	976	78	185	514	9	786
Accumulated depreciation	-	(46)	(451)	(7)	(504)	-	(20)	(399)	(7)	(426)
Net carrying amount	97	240	133	2	472	78	165	115	2	360
Year ended 30 September 2005										
Opening balance	97	240	133	2	472	78	165	115	2	360
Acquisitions during the year	-	2	62	1	65	-	2	59	1	62
Disposals during the year	(5)	(6)	(7)	-	(18)	(5)	(6)	(7)	-	(18)
Depreciation expense for the year	-	(8)	(59)	-	(67)	-	(4)	(52)	-	(56)
Closing balance	92	228	129	3	452	73	157	115	3	348
Balance at 30 September 2005										
Cost (gross carrying amount)	92	280	615	10	997	73	181	541	10	805
Accumulated depreciation	-	(52)	(486)	(7)	(545)	-	(24)	(426)	(7)	(457)
Net carrying amount	92	228	129	3	452	73	157	115	3	348
Year ended 30 September 2006										
Opening balance	**92**	**228**	**129**	**3**	**452**	**73**	**157**	**115**	**3**	**348**
Acquisitions during the year	**-**	**4**	**60**	**2**	**66**	**-**	**3**	**55**	**2**	**60**
Disposals during the year	**(23)**	**(87)**	**(7)**	**-**	**(117)**	**(6)**	**(24)**	**(5)**	**-**	**(35)**
Depreciation expense for the year	**-**	**(7)**	**(59)**	**(1)**	**(67)**	**-**	**(4)**	**(52)**	**(1)**	**(57)**
Closing balance	**69**	**138**	**123**	**4**	**334**	**67**	**132**	**113**	**4**	**316**
Balance at 30 September 2006										
Cost (gross carrying amount)	**69**	**167**	**649**	**13**	**898**	**67**	**158**	**577**	**13**	**815**
Accumulated depreciation	**-**	**(29)**	**(526)**	**(9)**	**(564)**	**-**	**(26)**	**(464)**	**(9)**	**(499)**
Net carrying amount	**69**	**138**	**123**	**4**	**334**	**67**	**132**	**113**	**4**	**316**

Notes to the Financial Statements

For the year ended 30 September 2006

Note 23: Intangible Assets

	Consolidated			Bank		
	Goodwill $m	Computer software $m	Total $m	Goodwill $m	Computer software $m	Total $m
Balance at 1 October 2004						
Cost (gross carrying amount)	1,933	362	2,295	1,266	309	1,575
Accumulated amortisation and impairment	(768)	(259)	(1,027)	(504)	(227)	(731)
Net carrying amount	1,165	103	1,268	762	82	844
Year ended 30 September 2005						
Opening balance	1,165	103	1,268	762	82	844
Acquisitions - internally developed	-	17	17	-	13	13
Other acquisitions	-	41	41	-	40	40
Impairment	(4)	(16)	(20)	-	(16)	(16)
Amortisation [1]	-	(38)	(38)	-	(29)	(29)
Closing balance	1,161	107	1,268	762	90	852
Balance at 30 September 2005						
Cost (gross carrying amount)	1,927	364	2,291	1,266	307	1,573
Accumulated amortisation and impairment	(766)	(257)	(1,023)	(504)	(217)	(721)
Net carrying amount	1,161	107	1,268	762	90	852
Year ended 30 September 2006						
Opening balance	**1,161**	**107**	**1,268**	**762**	**90**	**852**
Acquisitions through business combinations	**26**	**-**	**26**	**26**	**-**	**26**
Acquisitions - internally developed	**-**	**22**	**22**	**-**	**18**	**18**
Other acquisitions	**-**	**39**	**39**	**-**	**34**	**34**
Impairment	**-**	**(32)**	**(32)**	**-**	**(32)**	**(32)**
Amortisation [1]	**-**	**(32)**	**(32)**	**-**	**(25)**	**(25)**
Closing balance	**1,187**	**104**	**1,291**	**788**	**85**	**873**
Balance at 30 September 2006						
Cost (gross carrying amount)	**1,953**	**365**	**2,318**	**1,292**	**304**	**1,596**
Accumulated amortisation and impairment	**(766)**	**(261)**	**(1,027)**	**(504)**	**(219)**	**(723)**
Net carrying amount	**1,187**	**104**	**1,291**	**788**	**85**	**873**

(1) The amortisation of computer software is included within operating expenses in the income statement.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 23: Intangible Assets continued

Impairment of computer software

During the year, the Bank recognised an impairment loss of $32 million ($22 million after tax) in relation to capitalised computer software. This impairment loss related to computer software and systems which were assessed as obsolete or where the timing of realisation of benefits is uncertain and the value of these benefits is not expected to be fully realised.

Impairment tests for goodwill

Cash generating units

Cash generating units (CGUs) have been combined at the segment level for the purposes of impairment testing. The carrying amount of goodwill has been allocated to operating segments as follows:

Goodwill allocations to segments	Consolidated		Bank	
	Carrying amount 2006 $'000	Carrying amount 2005 $'000	**Carrying amount 2006 $'000**	Carrying amount 2005 $'000
BankSA	**277,337**	277,337	**238,521**	238,521
Retail Bank	**460,142**	460,142	**392,884**	392,884
Institutional and Business Banking	**180,411**	180,411	**115,265**	115,265
Wealth Management	**268,933**	242,894	**40,908**	14,869
Total	**1,186,823**	1,160,784	**787,578**	761,539

During the years ended 30 September 2005 and 30 September 2006, the Group determined that there was no impairment of goodwill.

The recoverable amounts for the CGUs have been determined based upon "value in use" calculations. These calculations use cash flow projections based upon financial budgets approved by senior management covering a three-year period and are based upon key assumptions in relation to net interest income and fee income. Cash flows beyond the budgeted period have been extrapolated using a GDP growth rate of 3.75% which are reflective of management expectations of growth in lending volumes and funds under management where applicable. The discount rates applied to projected cash flows are between 13% and 18%.

The Group has determined that the "value in use" calculations are most sensitive to changes in the assumptions identified above. Sensitivity analysis of these assumptions has been completed to determine whether changes in estimates would materially affect the carrying value of goodwill allocated to each CGU. This analysis has indicated that no material impairment issue is expected to arise from reasonably foreseeable changes in the key assumptions.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 24: Deferred Tax Assets/Liabilities

The tax assets have been applied against deferred tax liabilities to the extent they are expected to be realised in the same period, within the same tax paying entity.

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Deferred tax assets				
Loans and other receivables	**18**	-	**3**	-
Other provisions	**56**	47	**51**	44
Property, plant and equipment	**9**	15	**9**	5
Provisions for impairment	**91**	24	**85**	22
Sundry creditors and accruals	**12**	1	**10**	5
Other	**7**	6	**5**	17
Total deferred income tax assets	**193**	93	**163**	93
Deferred tax liabilities				
Financial instruments	**(28)**	(5)	**(35)**	(4)
Loans and other receivables	**168**	177	**141**	156
Property, plant and equipment	**31**	43	**28**	27
Other	**1**	2	**3**	28
Total deferred income tax liabilities	**172**	217	**137**	207
Net deferred income tax assets/(liabilities)	**21**	(124)	**26**	(114)
Deferred tax recognised directly in equity				
Cash flow hedges	**6**	-	**7**	-
	6	-	**7**	-

Note 25: Other Assets

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Sundry debtors and prepayments	**643**	635	**643**	586
Unrealised revaluation gain on derivative instruments	**-**	368	**-**	299
	643	1,003	**643**	885

Notes to the Financial Statements

For the year ended 30 September 2006

Note 26: Deposits and Other Borrowings

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Certificates of deposit	**11,110**	8,285	**11,110**	8,285
Term and other deposits	**42,284**	39,498	**42,282**	39,138
Secured borrowings	**1,226**	1,378	**43**	352
Unsecured borrowings	**13**	14	-	-
	54,633	49,175	**53,435**	47,775
Maturity based on remaining term to maturity at 30 September				
At call	**31,219**	28,750		
Less than 3 months	**12,893**	10,035		
Between 3 months and 12 months	**6,848**	6,080		
Between 1 year and 5 years	**3,658**	3,630		
After 5 years	**15**	680		
	54,633	49,175		

Note 27: Payables Due to Other Financial Institutions

Maturity based on remaining term to maturity at 30 September

	Consolidated	
	2006 $m	2005 $m
At call	**266**	91
Less than 3 months	**19**	-
Between 1 year and 5 years	**116**	-
	401	91

Note 28: Liabilities at Fair Value Through the Income Statement

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Depositary capital securities at fair value	**390**	-	-	-

There was no change in the fair value of the liability that is not attributable to changes in benchmark interest rates. The Group would be contractually required to pay an amount of $7 million less than the carrying amount to holders at maturity of the instrument.

Subject to APRA approval, the Bank has an option to redeem the depositary capital securities on or after 30 June 2007.

Note 29: Provision for Dividends

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Depositary Capital Securities (DCS) [a]	-	7	-	-
Preferred Resetting Yield Marketable Equity Securities (PRYMES) [a]	-	2	-	2
Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS)	**2**	3	**2**	3
Step-up Preference Shares (SPS)	**1**	-	**1**	-
	3	12	**3**	5

(a) In accordance with AIFRS, from 1 October 2005, the DCS and PRYMES have been reclassified as debt instruments.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 30: Other Provisions

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Provision for annual leave	**51**	48	**46**	44
Provision for long service leave	**55**	53	**52**	49
Provision for restructuring costs [(a)]	**16**	5	**16**	5
Other	**3**	3	**1**	2
	125	109	**115**	100

(a) The Group has established a provision for restructuring relating to staff redundancy costs that are primarily attributable to downsizing information technology development teams in line with reduced demand, consolidating interstate loan servicing sites and outsourcing certain administrative functions.

Note 31: Bonds and Notes

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Commercial paper by currency of denomination				
AUD euro commercial paper	**189**	204	**189**	204
CAD euro commercial paper	**-**	11	**-**	11
CHF euro commercial paper	**85**	-	**85**	-
EUR euro commercial paper	**1,173**	1,552	**1,173**	1,552
GBP euro commercial paper	**999**	797	**999**	797
HKD euro commercial paper	**359**	54	**359**	54
NZD euro commercial paper	**22**	12	**22**	12
SGD euro commercial paper	**55**	-	**55**	-
USD euro commercial paper	**1,423**	835	**1,423**	835
USD US commercial paper	**1,179**	1,050	**1,179**	1,050
	5,484	4,515	**5,484**	4,515
Medium term debt by currency of denomination				
AUD medium term debt	**7,094**	5,255	**124**	196
CAD medium term debt	**182**	170	**182**	170
EUR medium term debt	**10,550**	7,262	**6,485**	5,305
GBP medium term debt	**1,978**	850	**1,978**	850
HKD medium term debt	**598**	499	**598**	499
SGD medium term debt	**85**	78	**85**	78
USD medium term debt	**8,622**	7,289	**1,590**	1,526
	29,109	21,403	**11,042**	8,624
Total Bonds and Notes	**34,593**	25,918	**16,526**	13,139
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	**5,244**	4,462		
Between 3 months and 12 months	**4,278**	1,709		
Between 1 year and 5 years	**10,734**	12,167		
After 5 years	**14,337**	7,580		
	34,593	25,918		

Notes to the Financial Statements

For the year ended 30 September 2006

Note 32: Loan Capital

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
USD 200m fixed rate notes due 2005	**-**	271	**-**	271
USD 150m fixed rate notes due 2007	**205**	201	**205**	201
AUD 140m floating rate notes due 2007	**141**	141	**141**	141
AUD 160m fixed rate notes due 2007	**161**	161	**161**	161
AUD 100m fixed rate notes due 2008	**102**	101	**102**	101
AUD 150m floating rate notes due 2008	**151**	151	**151**	151
EUR 250m floating rate notes due 2010	**425**	396	**425**	396
AUD 225m fixed rate notes due 2011	**225**	-	**225**	-
AUD 75m floating rate notes due 2011	**76**	-	**76**	-
USD 400m fixed rate notes due 2015	**546**	534	**546**	534
	2,032	1,956	**2,032**	1,956

Maturity analysis based on remaining term to maturity at 30 September

	2006 $m	2005 $m
Between 3 months and 12 months	**507**	271
Between 1 year and 5 years	**979**	755
After 5 years	**546**	930
	2,032	1,956

Loan capital is measured at amortised cost.

Note 33: Bills Payable and Other Liabilities

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Bills payable	**173**	131	**173**	131
Sundry creditors and accruals	**500**	478	**388**	318
Unrealised revaluation loss on derivative instruments	**-**	1,604	**-**	719
Unearned income mortgage insurance premiums	**-**	26	**-**	-
	673	2,239	**561**	1,168

Notes to the Financial Statements

For the year ended 30 September 2006

Note 34: Share Capital

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Fully paid ordinary shares [a]	**3,878**	3,454	**3,878**	3,454
Treasury shares	**(10)**	-	**-**	-
3,000,000 fully paid PRYMES [b] (2005: 3,000,000)	**-**	291	**-**	291
3,500,000 fully paid SAINTS (2005: 3,500,000)	**345**	345	**345**	345
1,500,000 Step-up Preference Shares [c]	**148**	-	**148**	-
Perpetual notes	**-**	-	**34**	31
General reserve	**15**	15	**15**	15
	4,376	4,105	**4,420**	4,136

	2006 $m	2005 $m	**2006 No. of shares**	2005 No. of shares
Issued and uncalled capital				
Borrowers' shares unpaid	**-**	-	**3,382**	4,088
Depositors' shares unpaid	**-**	-	**236,981**	256,180

(a) Movements in ordinary share capital

	2006 $m	2005 $m	**2006 No. of shares**	2005 No. of shares
Balance at the beginning of the financial year	**3,454**	3,313	**520,407,464**	513,788,050
Buy back [1]	**(77)**	-	**(11,677,657)**	-
PRYMES conversion [2]	**307**	-	**10,309,170**	-
Issue of shares on 17 December 2004 pursuant to Dividend Reinvestment Plan (DRP) at $24.45 per share	**-**	70	**-**	2,893,267
Issue of shares on 4 July 2005 pursuant to DRP at $26.02 per share	**-**	65	**-**	2,496,221
Issue of shares on 14 December 2005 pursuant to DRP at $28.38	**127**	-	**4,482,131**	-
Issue of shares on 4 July 2006 pursuant to DRP at $28.93	**59**	-	**2,033,263**	-
Issue of shares on exercise of options	**9**	6	**513,522**	338,270
Issue of shares pursuant to Employee Reward Share Plan [3]	**-**	-	**241,366**	288,763
Issue of shares pursuant to Executive Performance Share Plan [3]	**-**	-	**269,314**	602,893
Issue costs	**(1)**	-	**-**	-
Treasury shares	**(10)**	-	**(331,213)**	-
Balance at the end of the financial year	**3,868**	3,454	**526,247,360**	520,407,464

(1) In February 2006, the Bank completed its off-market buy back of ordinary shares. A total of 11,677,657 ordinary shares were bought back at a price of $25.69, a total cost of $300 million. An amount of $6.54 per share of the consideration paid to buy back the shares was charged to share capital (total $76.7 million including associated buy back costs). The difference between the buy back price of $25.69 and the capital component of $6.54 was deemed to be a fully franked dividend for tax purposes and charged to retained earnings ($223.6 million).

For capital gains tax purposes, the deemed disposal price applicable to shareholders (other than corporate tax entities) participating in the buy back is $10.59 for each share sold into the buy back.

(2) In February 2006, the Bank's 3,000,000 PRYMES were converted into 10,309,170 ordinary shares at a price of $29.07.

(3) Equity value recognised in equity compensation reserve.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 34: Share Capital continued

(b) Movements in PRYMES

	2006 $m	2005 $m	2006 No. of shares	2005 No. of shares
Balance at the beginning of the financial year	**291**	291	**3,000,000**	3,000,000
AIFRS transition adjustment	**16**	-	-	-
Conversion into ordinary shares	**(307)**	-	**(3,000,000)**	-
Balance at the end of the financial year	-	291	-	3,000,000

(c) Step-up Preference Shares (SPS)

The Bank issued 1.5 million SPS at $100 each on 20 June 2006 raising $148 million (net of issue costs). The SPS qualify as Tier 1 capital for capital adequacy purposes. The SPS are classified as equity in accordance with AASB 132 Financial Instruments: Disclosure and Presentation.

Interest is paid quarterly at a floating rate of 70% of the sum of BBSW plus a margin of 1.10%. The Bank may convert the SPS into ordinary shares, redeem, buy back or cancel the SPS for their face value, or undertake a combination of these options on or after 20 August 2016, subject to APRA approval.

Note 35: Reserves

	Consolidated		Bank	
	2006 $m	2005 $m	2006 $m	2005 $m
Depositors' and borrowers' redemption reserve				
Opening balance	**2**	2	**2**	2
Add net transfers from retained profits	-	-	-	-
Closing balance	**2**	2	**2**	2
Asset revaluation and realisation reserve				
Opening balance	-	83	-	110
AIFRS transition adjustments (1)	-	(83)	-	(110)
Restated opening balance	-	-	-	-
Closing balance	-	-	-	-
Foreign currency translation reserve				
Opening balance	**4**	2	-	-
Currency translation differences	**(5)**	2	-	-
Closing balance	**(1)**	4	-	-
Cash flow hedge reserve				
Opening balance	-	-	-	-
AIFRS transition adjustments (2)	**(19)**	-	**(17)**	-
Restated opening balance	**(19)**	-	**(17)**	-
Gains on cash flow hedging (net of tax):				
Recognised in equity	**20**	-	**17**	-
Transferred to income statement	**(1)**	-	**(1)**	-
Closing balance	-	-	**(1)**	-

(1) Upon AIFRS transition, the deemed cost election was adopted, resulting in the transfer of the opening balance to retained earnings.

(2) Initial recognition of the cash flow hedge reserve (net of tax) upon AIFRS transition on 1 October 2005.

Notes to the Financial Statements

Note 35: Reserves continued

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Equity compensation reserve				
Opening balance	**17**	-	**16**	-
AIFRS transition adjustments [3]	**-**	4	**-**	4
Restated opening balance	**17**	4	**16**	4
Expense for the year	**12**	13	**11**	12
Closing balance	**29**	17	**27**	16
Available for sale reserve				
Opening balance	**-**	-	**-**	-
AIFRS transition adjustments [4]	**5**	-	**-**	-
Restated opening balance	**5**	-	**-**	-
Losses on available for sale investments (net of tax):				
Recognised in equity	**(1)**	-	**-**	-
Closing balance	**4**	-	**-**	-
General reserve for credit losses [5]				
Opening balance	**-**	-	**-**	-
AIFRS transition adjustments [6]	**68**	-	**79**	-
Restated opening balance	**68**	-	**79**	-
Current period movement appropriated from retained profits [7]	**49**	-	**62**	-
Closing balance	**117**	-	**141**	-
Total reserves	**151**	23	**169**	18
Shareholders' equity attributable to members of the Bank	**5,325**	5,034	**5,512**	5,080
Shareholders' equity attributable to minority interests	**18**	353	**-**	-
Total shareholders' equity	**5,343**	5,387	**5,512**	5,080

(3) Initial recognition of equity compensation reserve on 1 October 2004.

(4) Initial recognition of the available for sale reserve (net of tax) on 1 October 2005.

(5) The after tax equivalent of the "eligible" component of the collective provision and the balance of the general reserve for credit losses represent 0.5% of risk weighted assets.

(6) Initial recognition of a general reserve for credit losses on 1 October 2005.

(7) The current year movement includes a $42 million adjustment to satisfy APRA's General Reserve for credit losses requirements.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 36: Retained Profits

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Opening balance	**906**	619	**926**	619
AIFRS transition adjustments (Note 52)	**(131)**	38	**(127)**	77
Operating profit attributable to members of the Bank	**1,068**	978	**1,182**	932
Total available for appropriation	**1,843**	1,635	**1,981**	1,628
Transfer to general reserve for credit losses	**(49)**	-	**(62)**	-
Buy back	**(224)**	-	**(224)**	-
Interim dividend - cash component	**(329)**	(282)	**(329)**	(282)
Interim dividend - dividend reinvestment plan	**(59)**	(65)	**(59)**	(65)
Final dividend - cash component	**(237)**	(249)	**(237)**	(249)
Final dividend - dividend reinvestment plan	**(127)**	(70)	**(127)**	(70)
Preference share dividends	**(20)**	(63)	**(20)**	(36)
Closing balance	**798**	906	**923**	926

Note 37: Equity Attributable to Minority Interests

	Consolidated	
	2006 $m	2005 $m
Depositary Capital Securities [1]	**-**	334
Perpetual notes [2]	**34**	31
Share capital	**2**	2
Accumulated losses [3]	**(18)**	(14)
	18	353
Movements in minority interests		
(1) Depositary Capital Securities		
Opening balance	**334**	334
Reclassified to liabilities at fair value through the income statement on AIFRS transition	**(334)**	-
Closing balance	-	334
(2) Perpetual notes		
Opening balance	**31**	29
Notes issued during the year	**3**	2
Closing balance	**34**	31
The perpetual notes have been issued to Foodstuffs as part of the Bank's New Zealand supermarket venture.		
(3) Accumulated losses		
Opening balance	**14**	6
Minority share of loss for the year	**4**	8
Closing balance	**18**	14

The accumulated losses relate primarily to the Bank's New Zealand Supermarket banking operations.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 38: Remuneration of Auditor

Details of the amounts paid to the auditor of the Bank, KPMG and its related practices, for audit and non-audit related services provided during the year are set out below.

	Consolidated		Bank	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Audit services				
Amounts paid, or due and payable to the auditor of the Bank (KPMG) for:				
Audit and review services of consolidated financial statements	**1,410**	1,391	**1,091**	914
Audit and review of managed funds activities	**1,700**	1,255	**740**	367
Audit services in accordance with regulatory requirements [(a)]	**1,568**	1,033	**1,540**	989
Other assurance services [(b)]	**388**	441	**387**	433
	5,066	4,120	**3,758**	2,703
Other services				
Taxation compliance services in respect of managed funds	**138**	214	**116**	188
Taxation and compliance services in respect of consolidated entities	**465**	1,024	**391**	878
Other [(c)]	**269**	66	**269**	66
	872	1,304	**776**	1,132
Total remuneration	**5,938**	5,424	**4,534**	3,835

(a) Includes prudential supervision reviews for APRA, Basel II application reviews, audits of securitisation trusts, audit of workers' compensation and Australian Financial Services Licences.

(b) Includes assurance services in respect of Australian Equivalents to International Financial Reporting Standards transition services.

(c) Primarily relates to payment for technical advice.

The amounts paid for other services are in accordance with St.George's audit independence policy as outlined in the Corporate Governance section of the Concise Annual Report. The Board Audit Committee has considered the other services provided by KPMG and is satisfied that the nature of the services and the amount of fees paid are appropriate in terms of maintaining auditor independence.

Note 39: Remuneration of Executives and Directors

A1 - Key Management Personnel (KMP) and Other Senior Executives

This note covers the remuneration arrangements for Directors, Group Executives and other senior executives.

Directors include the Bank's Managing Director and Non-Executive Directors of the Bank.

Group Executives are those executives with the greatest authority for managing and setting the strategic direction of the Group and include the five highest paid executives of the Group for the 30 September 2006 financial year.

Other senior executives are those executives who are participants of the Group's Medium Term Incentive Plan (MTIP).

A2 - Executive Remuneration Strategy

The Board Nomination and Remuneration Committee ("the Committee") recognises that the Group operates in a competitive environment where the key to achieving sustained improvements in the Group's performance is through its people.

The key principles of the Group's Executive Remuneration Strategy are:

- alignment with the interests of and creation of value for shareholders;
- the application of rigorous individual and corporate performance measures including financial and non-financial measures;
- a focus on short, medium and long term performance outcomes; and
- the delivery of competitive performance based rewards designed to attract, motivate, reward and retain key executives.

Note 39: Remuneration of Executives and Directors continued

A3 - Executive Remuneration Structure

St.George operates a Total Reward Opportunity (TRO) structure for executives. The TRO consists of two components:

- base (fixed) remuneration; and
- at risk remuneration (including short, medium and long term incentives).

The Committee reviews and recommends to the Board the TRO for the Managing Director and Group Executives annually. The Group Executives review and in turn recommend to the Managing Director the TRO for other senior executives annually.

The TRO for each executive is set having regard to independent advice from external consultants, Egan Associates, on competitive market practice for that position. When reviewing the TRO, each component is reviewed with a view to ensuring that the right balance is achieved between fixed and at risk remuneration.

The executive's TRO is targeted at the 75th percentile of comparable positions, and will only be achieved if the individual executive's and the Group's performance targets are met.

The Group has endorsed a move to a greater component of at risk remuneration for executives, where it is competitive within the market to do so. The Committee has set targets for the proportion of at risk remuneration to be achieved as a proportion of TRO. These indicative targets and prevailing market data for the position may vary depending upon the level and the nature of the executive's position.

Base (fixed) remuneration

Base remuneration provides fixed remuneration on a total cost-to-company basis, which includes any fringe benefits tax charges relating to employee benefits and also employer superannuation contributions. The amount of base remuneration is established with reference to independent market research, considering the scope and nature of the role and the executive's individual performance and experience.

There are no guaranteed increases to base remuneration in any of the service agreements of the Managing Director, Group Executives or other senior executives.

The base remuneration of the Managing Director and Group Executives for the 30 September 2006 and 30 September 2005 years is disclosed in sections A5 and A7 of this note. Base remuneration is generally reviewed annually and applies for the period 1 October to 30 September each year.

At risk remuneration

At risk remuneration comprises Short, Medium and Long Term incentives.

Short Term Incentive (STI)

Short term incentives may be delivered in two forms:

- Annual (STIA) - An annual cash incentive opportunity that is subject to the achievement of targets (Key Performance Indicators (KPIs)) set at the beginning of the financial year. The STIA can be paid in cash, or salary sacrificed and received as shares or as a superannuation contribution at the individual's election.
- Deferred (STID) - A deferred incentive opportunity that is also an outcome of the KPI achievements, and is subject to tenure based restrictions. The STID may be satisfied (depending on the level of the participant) by the granting of awards under the Performance Plan or paid as cash, or salary sacrificed and received as shares or as a superannuation contribution at the individual's election.

Medium Term Incentive (MTI)

MTIs are delivered by the granting of an award under the Performance Plan. The award represents a right to an ordinary share in the Bank that is restricted and at risk subject to the achievement of applicable performance conditions and tenure.

Long Term Incentive (LTI)

LTIs are delivered by the granting of options under the Option Plan and awards under the Performance Plan. The options or awards represent a right to ordinary shares in the Bank, subject to the achievement of applicable tenure and performance conditions. In the case of options, the exercise price must be paid by the holder to exercise the option. The exercise price represents the market value of the Bank's ordinary shares at the grant date. The market value represents the volume weighted average price (VWAP) traded during the five trading days prior to and including the grant date, calculated in accordance with the Performance and Option Plan rules.

Managing Director's Remuneration

The service agreement of the Managing Director, Mrs G P Kelly, was amended on 17 November 2004 from a five-year fixed term agreement to an agreement that will continue indefinitely until terminated in accordance with its notice periods specified in point 10 below. The Managing Director commenced employment on 14 January 2002.

Each year, the Committee reviews and recommends to the Board the TRO and KPIs in the form of a Balanced Scorecard to apply to the Managing Director for the coming year and determines the STI to be awarded based on performance achievements over the past financial year.

The remuneration of the Bank's Managing Director comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives.

The at risk remuneration of the Managing Director forms a substantial part of the TRO for that position and is contingent on the achievement of Group and individual goals set by the Board, including Financial, Customer, People, Risk and Compliance and Strategy outcomes. The Managing Director does not participate in the Committee's deliberations on her own remuneration.

The principal features of the remuneration arrangements for the Bank's Managing Director for the year ended 30 September 2006 are as follows:

(1) base annual remuneration of $1,770,000 and an STI opportunity of up to 120% of base annual remuneration that is subject to the achievement of KPIs (as determined by the Board of Directors);

(2) where the STI outcome exceeds 100% of the base annual remuneration in the Bank's 30 September 2006, 30 September 2007 or 30 September 2008 financial years, the Bank will satisfy this component through the granting of awards under the Performance Plan. Shares to satisfy this grant are purchased on market, held in trust and restricted for a period of three years from the grant date (shareholders having approved at the 2005 Annual General Meeting the use of up to 100,000 ordinary shares over the three year period for this purpose). The Managing Director will be entitled to receive dividend distribution payments following the Board's determination on awards granted. The number of awards to be granted will be determined using the VWAP traded during the five trading days prior to and including the commencement of the remuneration year, i.e. 1 October 2005 for the 2005/06 financial year. The grant date will be 1 October each year, being the commencement of the performance period, though the Managing Director must remain an employee of the Bank for the duration of the three year period in order for a beneficial interest in the shares to be transferred to the Managing Director.

Note 39: Remuneration of Executives and Directors continued

The awards will be forfeited if the Managing Director leaves her employment with the Bank before the end of the three year period and the dividend payments will cease. In circumstances where the Board exercises its discretion to waive this condition, for example, redundancy, retirement or death, the shares held on trust will be transferred to her at the end of the relevant three year period or earlier at the Board's discretion;

(3) payment of termination benefits - there is no specific entitlement to receive a payment if the Bank is acquired, except for a bona fide takeover where the options and awards become exercisable (refer point (4)), or where there is a material diminution in the Managing Director's role or responsibilities (refer point (8)). STI shares held in trust may be transferred to the Managing Director at the Board's discretion (refer point (2));

(4) 1,000,000 options were granted on 12 December 2001, subject to performance conditions and vest over 4.5 years from the grant date. The first tranche of 250,000 options vested and were exercised on 23 November 2004. The second tranche of 250,000 options vested and were exercised on 7 November 2005. The third tranche of 500,000 options vested and were exercisable from 12 June 2006. On 1 October 2004, 500,000 options and 57,600 awards were granted, subject to performance conditions as outlined in section A8. The first tranche of 125,000 options and 14,400 awards vested and were exercisable from 30 September 2006. The second tranche of 125,000 options and 14,400 awards will be assessed on 30 September 2007 and the final tranche of 250,000 options and 28,800 awards will be assessed on 30 September 2008. These options and awards are exercisable at the discretion of the Board if a bona fide takeover bid for the Bank becomes unconditional;

(5) should the Managing Director terminate the service agreement (unless she does so because there has been a material diminution in her role and responsibilities), she will only receive statutory entitlements;

(6) should the Bank terminate the service agreement because of a breach by the Managing Director, only statutory entitlements will be payable;

(7) should the Bank terminate the service agreement for reasons other than a breach by the Managing Director, an amount equal to the base annual remuneration then applying is payable by the Bank;

(8) should the Managing Director terminate the contract because there has been a material diminution in her role and responsibilities, an amount equal to twice her base annual remuneration then applying will be payable by the Bank as well as statutory entitlements;

(9) in situations (7) and (8), the Bank must also pay the Managing Director an amount as approved by the Board to reflect both the Managing Director's performance and that of the Bank against the KPIs established by the Board for paying her STI. In addition, should situation (7) or (8) occur, then within 12 months of that occurrence, the Managing Director will also be entitled to exercise some or all of those awards and options referred to in point (4) above, subject to satisfaction of relevant performance conditions relating to Earnings Per Share (EPS) and/or Total Shareholder Return (TSR) as applicable;

(10) the notice periods for termination without cause of the agreement relating to the Managing Director's employment are:

(a) by the Board - 12 months; and

(b) by the Managing Director - six months.

Group Executives' At Risk Remuneration

The remuneration of the Group Executives comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives. The Long Term Incentive (LTI) is delivered under the Executive Performance Share Plan (Performance Plan) and Executive Option Plan (Option Plan).

STIA and STID

Each year, the Managing Director sets the KPIs in the form of a Balanced Scorecard for the Group Executives that the Committee recommends for approval by the Board. The KPIs generally include measures relating to the Group, the Division and the individual, and include Financial, Customer, People, Risk and Compliance and Strategy outcomes. The KPIs have been chosen because they directly align the individual's rewards to the key performance drivers of the Group that are set at the beginning of the financial year. In all cases, these KPIs are transparent, challenging and relevant to the Group's strategy and performance.

At the end of the financial year, the Committee assesses the actual performance of the Group, the Division and the individual against the KPIs set at the beginning of the financial year. Based on the outcome, the Committee then recommends the STIA and STID to be paid to the Group Executives for approval by the Board. This method of assessment was chosen as it provides the Committee with an objective assessment of the Group Executives' performance.

Once the Board has approved the STIA and STID amounts, the STIA is paid to the participant as cash or salary sacrificed into superannuation or shares (at the individual's election). The STID is satisfied through the granting of an award under the Performance Plan. Shares to satisfy this grant are purchased on market, held in trust and restricted from sale for a period of three years from the grant date. The Group Executive will be entitled to receive dividend distribution payments following the Board's determination. The grant date for the STID is 1 October each year, being the commencement of the STID performance period, though the Group Executive must remain an employee of the Bank for the duration of the three year period in order for the beneficial interest in the shares to be transferred to the Group Executive. The STID will be forfeited if the Group Executive leaves the Bank before the end of the three year vesting period and the dividend distribution payment will cease. In circumstances where the Board exercises its discretion to waive this condition, for example, redundancy, retirement or death, the shares held on trust will be transferred at the end of the relevant three year period or earlier at the Board's discretion.

LTI

LTIs are provided by participation in the Performance and Option Plans, both approved by Shareholders on 3 February 1998. LTI allocations are subject to tenure and performance hurdles established by the Committee and approved by the Board from time to time.

The existing performance conditions are based on the achievement of EPS and TSR outcomes over the measurement period, and provide for substantial growth in St.George's EPS as well as an appropriate market focused TSR hurdle.

An overview of the performance conditions for each grant of awards and options impacting remuneration in the 2006 and 2005 years are outlined in section A8.

Note 39: Remuneration of Executives and Directors continued

Other Senior Executives - At Risk Remuneration
Other senior executives' remuneration comprises base and at risk remuneration. At risk remuneration includes both Short and Medium Term Incentives (MTI). The MTI is delivered under the Performance Plan.

Each year, participants have KPIs established in the form of a Balanced Scorecard. The KPIs include measures relating to St.George and the individual and include Financial, Customer, People, Risk and Compliance and Strategy outcomes.

The performance against the Balanced Scorecard is used to determine both the quantum of the STIA and STID to be paid and the number of awards that will be granted to the executive under the MTI. The grant date for purposes of establishing the five day VWAP of St.George shares awarded under the MTI is 1 October each year, being the commencement of the performance period that the MTI is being assessed against.

Individual performance outcomes against Balanced Scorecard KPIs are assessed at the end of the financial year and payment recommendations submitted to the Managing Director for approval. Once the Managing Director has approved individual STIA and STID outcomes, the STIA is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election. The STID will only be paid if the executive remains employed one year from the end of the performance period.

The MTI component of the incentive plan is subject to the same performance measures outlined in the LTI, being EPS and TSR. The exercise conditions provide for substantial growth in St.George's EPS as well as market based comparative TSR performance.

A4 - Service Agreements - Group Executives
The Bank has entered into service agreements with each Group Executive that provide for the payment of benefits where the service agreement is terminated by the Bank or the Group Executive. The service agreements are not fixed term and generally provide for the following:

(1) where the Bank terminates the service agreement other than for misconduct, then a payment of between 12 and 15 months base remuneration is payable by the Bank depending upon the conditions of each individual service agreement as well as statutory entitlements;

(2) where the Group Executive terminates the service agreement because of a material diminution in his/her role or responsibility, then in addition to point (1) a further amount will be payable by the Bank as detailed below:

(a) seven weeks base remuneration in respect of the first year of the Group Executive's service or part thereof;

(b) four weeks base remuneration for each additional year's service between two-10 years;

(c) three weeks base remuneration for each additional year's service between 11-16 years;

(d) two weeks base remuneration for each additional year's service between 17-25 years; and

(e) an additional one week's base remuneration for each year of service where the executive is age 45 years or more;

provided any such payment does not exceed the maximum of 104 weeks of base remuneration;

(3) where the Group Executive is terminated immediately and without notice for misconduct, statutory entitlements only are payable.

Group Executives who exit the Bank during a given performance year (1 October to 30 September) will generally not receive an STIA or STID payment for that year except in the circumstances of redundancy, retirement or death. In those circumstances a pro-rata payment may be made based upon the length of service during the performance year and their performance.

LTI grants are generally forfeited where the Group Executive resigns or is dismissed. In circumstances of redundancy, retirement or death, the Group Executive, or their estate, may be entitled to exercise some or all of the awards and options that have been granted, subject to satisfaction of relevant performance conditions relating to EPS and/or TSR as applicable.

The name, position held, employment commencement date and resignation date (where applicable) of the Bank's Group Executives are as follows:

Name	Position	Employment Commencement Date
Current		
G Bartlett	Group Executive - Institutional and Business Banking	8 March 1982
R Chapman	Managing Director BankSA	1 July 2002
P Clare	Group Executive - Strategy	25 February 2002
P Fegan	Group Executive - Wealth Management and Retail Financial Services	22 July 2002
D Gall	Group Executive - Retail Business	17 April 1989
J Loebenstein	Group Executive - Information Technology	20 February 1995
S McKerihan	Chief Financial Officer	4 November 1985
B Wright	Group Executive - Human Resources	3 July 2000
Former		
A Thorburn	Group Executive - Personal Customers (resigned 1 December 2004)	24 June 2002

Notes to the Financial Statements

For the year ended 30 September 2006

Note 39: Remuneration of Executives and Directors continued

A5 - Remuneration of Group Executives

Details of the nature and amount of each major element of remuneration for St.George's Group Executives are as follows:

	← Short term benefits →			Long term benefits	Post employment benefits	Share based payments		
$'000	Base remuneration (A)	Short term incentive (B)	Non monetary benefits (C)	Long service leave (D)	Superannuation contributions (E)	Options (F)	Shares (G) (H)	Total
2006								
G Bartlett (E) (I)	**706**	**650**	**10**	**49**	**12**	**102**	**253**	**1,782**
R Chapman	**503**	**450**	**-**	**15**	**12**	**81**	**139**	**1,200**
P Clare (I)	**631**	**450**	**-**	**13**	**12**	**134**	**117**	**1,357**
P Fegan (I)	**733**	**743**	**-**	**14**	**12**	**106**	**333**	**1,941**
D Gall (I)	**626**	**450**	**2**	**35**	**12**	**93**	**123**	**1,341**
J Loebenstein	**626**	**400**	**-**	**19**	**12**	**55**	**179**	**1,291**
S McKerihan (E) (I)	**830**	**550**	**-**	**46**	**12**	**89**	**288**	**1,815**
B Wright	**571**	**375**	**-**	**13**	**12**	**107**	**82**	**1,160**
	5,226	**4,068**	**12**	**204**	**96**	**767**	**1,514**	**11,887**
2005								
G Bartlett (E) (I)	597	600	9	28	12	106	137	1,489
R Chapman	468	400	-	16	12	78	63	1,037
P Clare (I)	501	400	-	11	12	114	58	1,096
P Fegan (E) (I)	637	650	-	13	12	97	186	1,595
D Gall	321	305	3	53	7	23	59	771
J Loebenstein (I)	536	360	-	18	12	45	125	1,096
S McKerihan (I)	726	475	-	35	12	70	194	1,512
B Wright	524	325	-	12	12	86	45	1,004
	4,310	3,515	12	186	91	619	867	9,600
A Thorburn (resigned 1 December 2004)	131	-	-	-	2	-	-	133

(A) Base remuneration comprises cash salary, available salary package options grossed-up by related fringe benefits tax where applicable and annual leave expense.

(B) The Short Term Cash Incentive relates to the Group Executive's performance in the nominated financial year.

(C) Includes the benefit relating to an interest free loan provided to Mr G Bartlett and Mr D Gall. Excludes insurance premiums paid in respect of officers' liability insurance contracts. The premium paid has not been allocated to individual officers covered by the insurance policy as, based on all available information, the Directors consider that no reasonable basis for such allocation exists.

(D) Represents the long service leave expense recognised during the financial year.

(E) Includes applicable Superannuation Guarantee Charge. For Group Executives with defined benefit fund entitlements, includes the allocation of the expense for the year determined in accordance with AASB 119 Employee Benefits. Mr G Bartlett and Mr S McKerihan are members of the defined benefit section of the Bank's defined contribution superannuation plan. Their contributions are presently funding their entitlements under this Plan.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 39: Remuneration of Executives and Directors continued

(F) The fair value of options is calculated at the grant date using the Binomial method. The number of options used to determine share based remuneration value is adjusted for estimated forfeiture and then further adjusted for actual forfeiture over the vesting period. The resultant expense is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. The following factors were used in determining the fair value of options on the grant date:

Grant date	Date first exercisable	Fair value per option $	Exercise price $	Price of shares on grant date $	Estimated volatility %	Risk-free interest rate %	Dividend yield %	Expected life (years)
1-Oct-2003	30-Sep-2006	2.10	20.40	20.32	17.20	4.92	4.28	3.5
1-Oct-2003	30-Sep-2007	2.12	20.40	20.32	17.20	4.98	4.28	4.5
1-Oct-2004	30-Sep-2006	1.92	21.70	22.01	15.00	5.25	5.70	2.5
1-Oct-2004	30-Sep-2007	2.07	21.70	22.01	15.00	5.25	5.70	3.5
1-Oct-2004	30-Sep-2008	2.21	21.70	22.01	15.00	5.25	5.70	4.5
1-Mar-2005	30-Sep-2006	2.14	24.56	24.67	15.00	5.50	5.30	2.0
1-Mar-2005	30-Sep-2007	2.44	24.56	24.67	15.00	5.50	5.30	3.0
1-Mar-2005	30-Sep-2008	2.61	24.56	24.67	15.00	5.50	5.30	4.0
1-Oct-2005	30-Sep-2007	2.34	28.01	27.89	14.50	5.28	5.03	2.5
1-Oct-2005	30-Sep-2008	2.63	28.01	27.89	14.50	5.30	5.03	3.5
1-Oct-2005	30-Sep-2009	2.87	28.01	27.89	14.50	5.32	5.03	4.5

In accordance with the election available under AASB 2 Share Based Payments, only options granted on or after 7 November 2002 that vested on or after 1 January 2005 have been included in remuneration.

(G) The fair value of awards is determined as follows:

(1) Awards granted on 1 October 2003

- Awards with non-market related performance condition components have their fair value determined using the share price on the grant date.
- Awards with market related performance condition components have their fair value determined using the Binomial method at the grant date.

(2) Awards granted after 1 October 2003

- These awards require either an EPS or TSR performance hurdle to be satisfied. The fair value is determined using the share price at the grant date. The fair value is discounted for the present value of dividends not received during the vesting period.

The number of shares used to determine share based remuneration is adjusted for estimated forfeiture at the grant date and then further adjusted over the vesting period for actual forfeiture. The resultant expense is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date.

In accordance with the election available under AASB 2 Share Based Payments, only awards granted on or after 7 November 2002 that vested on or after 1 January 2005 have been included in remuneration.

(H) Includes the fair value of shares allotted under the Employee Reward Share Plan (Reward Plan) during the year. The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost.

(I) Five highest paid officers of the Bank.

In the year ended 30 September 2006, Group Executives became entitled to receive between 100% and 113% of their STIA opportunity and between 100% and 113% of their STID opportunity for that year (30 September 2005: entitlement was between 100% and 115% of the STIA opportunity for those Group Executives who had not departed the Bank).

A6 – Non-Executive Directors' Remuneration Policy

The Bank's Constitution provides that the Directors shall be paid an aggregate remuneration as is determined by shareholders at the Annual General Meeting. The fees are determined having regard to advice from external consultants, Egan Associates, on competitive market practice. The amount so determined is divided between the Directors at their discretion. The last determination made was at the Annual General Meeting held on 16 December 2005, where shareholders approved an aggregate amount to not exceed $2,500,000 per annum, such sum being inclusive of all statutory superannuation guarantee contributions that the Bank makes on behalf of Directors.

The remuneration of Non-Executive Directors is a total package, which comprises fees, superannuation, prescribed benefits and cost of shares acquired under the Non-Executive Directors' Share Purchase Plan.

Until December 2003, the Bank's Constitution made provision for the maximum retirement allowance that the Board may approve for a Director by reference to the maximum amount permitted to be paid under the Corporations Act 2001. However, at the Annual General Meeting held on 19 December 2003, shareholders approved an amendment to the Constitution such that no retirement benefits will be payable to any Non-Executive Directors appointed after 30 September 2003 and the entitlements of each Non-Executive Director in office at 30 September 2003 will not increase from that amount accrued to the Non-Executive Director on 30 September 2003.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 39: Remuneration of Executives and Directors continued

A7 - Remuneration of Executive and Non-Executive Directors

Details of the nature and amount of each major element of remuneration for St.George's Directors are as follows:

	Short term benefits (D)		Long term Benefits	Post employment benefits	Share based payments			
$'000	Base fee/ remuneration (A) (B)	Short term incentive (C)	Long service leave (E)	Superannuation contributions (F)	Options (G)	Shares (H)	Total	Retirement provision (I)
2006								
Executive Director								
G P Kelly (MD and CEO)	**1,729**	**1,770**	**37**	**12**	**286**	**497**	**4,331**	**-**
Non-Executive Directors								
J M Thame (Chairman)	**503**	**-**	**-**	**12**	**-**	**-**	**515**	**348**
J S Curtis	**224**	**-**	**-**	**12**	**-**	**-**	**236**	**340**
T J Davis	**195**	**-**	**-**	**12**	**-**	**-**	**207**	**-**
R A F England	**216**	**-**	**-**	**12**	**-**	**-**	**228**	**-**
P D R Isherwood	**229**	**-**	**-**	**12**	**-**	**-**	**241**	**342**
L B Nicholls	**213**	**-**	**-**	**12**	**-**	**-**	**225**	**145**
G J Reaney	**223**	**-**	**-**	**12**	**-**	**-**	**235**	**367**
L F Bleasel (retired)	**46**	**-**	**-**	**3**	**-**	**-**	**49**	**-**
	1,849	**-**	**-**	**87**	**-**	**-**	**1,936**	**1,542**
2005								
Executive Director								
G P Kelly (MD and CEO)	1,527	1,725	31	12	286	386	3,967	-
Non-Executive Directors								
J M Thame (Chairman)	443	-	-	14	-	-	457	348
J S Curtis	200	-	-	14	-	-	214	340
T J Davis	135	-	-	12	-	-	147	-
R A F England	193	-	-	14	-	-	207	-
P D R Isherwood	207	-	-	14	-	-	221	342
L B Nicholls	195	-	-	14	-	-	209	145
G J Reaney	214	-	-	14	-	-	228	367
L F Bleasel	198	-	-	14	-	-	212	346
F J Conroy (retired)	102	-	-	3	-	-	105	-
	1,887	-	-	113	-	-	2,000	1,888

MD and CEO: Managing Director & Chief Executive Officer.

(A) Base fees for Non-Executive Directors are inclusive of the cost of shares acquired under the Non-Executive Directors' Share Purchase Plan. During the year, 13,299 shares were acquired and allocated to four Directors under this plan. Brokerage of $778 was paid by the Bank in acquiring these shares.

(B) Base remuneration for Mrs G P Kelly comprises cash salary, available salary package options grossed-up by related fringe benefits tax, where applicable, and annual leave expense.

(C) The short term incentive relates to Mrs G P Kelly's performance in the 30 September 2006 year. Mrs Kelly's STI opportunity for the 30 September 2006 year was 120% of her base remuneration. Based on the Group's and Mrs Kelly's performance during the year, Mrs Kelly became entitled to receive 100% of her STI opportunity. As approved by shareholders at the Bank's 2005 Annual General Meeting, any STI payable to Mrs Kelly which exceeds 100% of her base remuneration will be granted to Mrs Kelly as an award with shares to satisfy this grant held in trust for a period of three years from the effective grant date of 1 October 2005. Subject to remaining employed by the Bank, the shares will be transferred to Mrs Kelly three years from the grant date.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 39: Remuneration of Executives and Directors continued

(D) Remuneration in respect of short term benefits excludes insurance premiums paid by the Group in respect of Directors' and officers' liability insurance contracts. These contracts cover both current and former Directors and officers. Under the terms of the insurance policy, the Group is prohibited from disclosing the total premium paid. The premium has not been allocated to individuals covered by the insurance policy as, based on all available information, the Directors consider that no reasonable basis for such allocation exists.

(E) Represents the long service leave expense recognised during the financial year.

(F) Includes superannuation guarantee charge applicable to Directors under 70 years of age.

(G) In the case of the Managing Director, the fair value of options is calculated at the grant date using the Binomial method. The number of options used to determine share based remuneration is adjusted for estimated forfeiture and then further adjusted for actual forfeiture over the vesting period. The resultant expense is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. The following factors were used in determining the fair value of options on the grant date:

Grant date	Date first exercisable	Fair value per option $	Exercise price $	Price of shares on grant date $	Estimated volatility %	Risk-free interest rate %	Dividend yield %	Expected life (years)
1-Oct-2004	30-Sep-2006	1.92	21.70	22.01	15.0	5.25	5.70	2.5
1-Oct-2004	30-Sep-2007	2.07	21.70	22.01	15.0	5.25	5.70	3.5
1-Oct-2004	30-Sep-2008	2.21	21.70	22.01	15.0	5.25	5.70	4.5

(H) In the case of the Managing Director, the fair value of awards, comprising rights over unissued shares granted under the Performance Plan, has been determined using the share price of the Bank's ordinary shares on the grant date. The number of shares used to determine share based remuneration is adjusted for estimated forfeiture at the grant date and then further adjusted over the vesting period for actual forfeiture. To determine the amount disclosed as remuneration in each year, the fair value is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date.

(I) At the Bank's Annual General Meeting on 19 December 2003, shareholders approved a resolution that Non-Executive Directors appointed after 30 September 2003 would not be entitled to retirement benefits. Payment of retirement benefits that have already been accrued will not exceed the entitlement at 30 September 2003.

The value of options included in remuneration as a percentage of total remuneration for Mrs G P Kelly in the 2006 year is 6.6% (2005: 7.2%).
The proportion of total remuneration at risk for Mrs G P Kelly in the 2006 year was 58.9% (2005: 60.4%).

A8 - Performance Conditions for Options and Awards

1. Managing Director - options and awards granted on 1 October 2004

500,000 options were granted to the Managing Director on 1 October 2004, which vest in three tranches, comprising two tranches of 125,000 options and one tranche of 250,000 options. 57,600 awards were granted to the Managing Director on 1 October 2004, which vest in two tranches of 14,400 awards and one tranche of 28,800 awards.

Subject to tenure, each tranche will fully vest if:

- the Group achieves greater than or equal to 10 percent compound growth in EPS over the financial years from the grant date until the first prescribed exercise date or, if not achieved at that date, inclusive of each subsequent financial year until the final prescribed exercise date of the relevant tranche; or
- TSR for the Group meets or exceeds the 75th percentile of the S&P ASX 50 Accumulation Index over the period from the grant date until the first prescribed exercise date or, if not achieved at that date, on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche.

If neither of the above outcomes are achieved and:

- TSR for the Group meets or exceeds the S&P ASX 50 Accumulation Index either at the first prescribed exercise date or on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche, then half of that tranche will vest; or
- 10 percent growth in EPS is achieved in the financial year prior to the prescribed exercise date then that tranche will fully vest.

Note 39: Remuneration of Executives and Directors continued

2. Group Executives – options and awards granted on 1 October 2003

EPS entitlement
Subject to tenure, half of the relevant tranche's options and awards will vest if the following EPS conditions are satisfied:

Half of tranche 1
EPS for the year ended 30 September 2005 must exceed:

(a) the EPS for the year ended 30 September 2004 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

If the half of tranche 1 does not vest it is carried forward and retested with tranche 2.

Half of tranche 2
EPS for the year ended 30 September 2006 must exceed:

(a) the EPS for the year ended 30 September 2005 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

If the tranche 1 and tranche 2 halves have not vested they are carried forward and retested with tranche 3.

Half of tranche 3
EPS for the year ended 30 September 2007 must exceed:

(a) the EPS for the year ended 30 September 2006 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

Final test
If the tranche 1, 2 and 3 halves remain unvested they will vest where:

EPS for the year ended 30 September 2008 either:

(a) exceeds EPS for the year ended 30 September 2007 by more than 10 percent; or

(b) at least equals the figure EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

TSR entitlement
Subject to tenure, the remaining 50% of the Tranche 1, 2 and 3 options and awards will vest if the Group's TSR is equal to or exceeds the S&P ASX 50 Accumulation Index over the period from the grant date until the first prescribed exercise date if not achieved at that date, on any subsequent month until the final prescribed exercise date of 30 September 2008, as measured on that date.

3. Group Executives – options and awards granted on 1 October 2004

Subject to tenure, each tranche will fully vest if:

- the Group achieves greater than or equal to 10 percent compound growth in EPS over the financial years from the grant date until the first prescribed exercise date or, if not achieved at that date, inclusive of each subsequent financial year until the final prescribed exercise date of the relevant tranche; or
- TSR for the Group meets or exceeds the 75th percentile of the S&P ASX 50 Accumulation Index over the period from the grant date until the first prescribed exercise date or, if not achieved at that date, on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche.

If neither of the above outcomes are achieved and:

- TSR for the Group meets or exceeds the S&P ASX 50 Accumulation Index either at the first prescribed exercise date or on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche, then half of that tranche will vest; or
- 10 percent growth in EPS is achieved in the financial year prior to the prescribed exercise date then that tranche will fully vest.

4. Group Executives – shares granted under the Employee Reward Share Plan on 18 November 2005

The performance hurdles for the 2005 year subject to Board discretion were:

(1) EPS (before goodwill and significant items) equals or exceeds the EPS of the previous year by 10 percent or more, then 50 percent of the shares will vest; and

(2) Customer Service
(a) obtaining an overall Group Customer Satisfaction rating of at least 78%, then 25% of the shares will vest; and
(b) divisions achieving their service targets, then the remaining 25% of the shares vest.

5. Group Executives – options and awards granted on 1 October 2005

Subject to tenure, each tranche of options and awards will vest if, as measured from the grant date:

- the Group achieves greater than or equal to 10 percent compound growth in EPS either at the prescribed measurement date or on subsequent measurement annually over the vesting period; or
- TSR for the Group is greater than or equal to the 75th percentile of the S&P ASX 50 Accumulation Index at the prescribed measurement date or on subsequent monthly measurement during the vesting period.

If neither of the above outcomes are achieved, half of the tranche will vest if, as measured from the grant date:

- TSR for the Group is greater than the S&P ASX 50 Accumulation Index at the prescribed measurement date or on subsequent monthly measurement during the vesting period.

As per the rules of the Share and Option Plans, the Board retains overall discretion to waive all or part of the exercise conditions of awards and options. For example, the Board could exercise its discretion where certain events occur, such as redundancy, retirement, death, where a bona fide takeover offer becomes unconditional or where it forms the view that the exercise conditions do not properly reflect the financial performance of the Group over the performance period.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 40: Share and Option Plans

(a) Employee Reward Share Plan (Reward Plan)

The Reward Plan provides eligible employees with up to $1,000 worth of fully paid ordinary Bank shares per annum for nil consideration.

Shares issued under the Reward Plan cannot be sold until three years after allotment or at the time the participant ceases employment with the Group.

The number of shares allocated to each participant is calculated by taking $1,000 divided by the average weighted share price, rounded down to the nearest whole share. The average weighted share price is based on the share price and trading volumes on the five trading days prior to the allotment date.

Generally, full-time, part-time, fixed term and casual staff with 12 months or more service with the Group are eligible to participate in the Reward Plan from 1 October of each relevant year, provided they are still employed by the Group on the relevant allotment date.

Allotments under the Reward Plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff prior to the commencement of each financial year.

The performance targets for shares granted to participants on 1 October 2005 relating to performance in the 30 September 2006 year were as follows:

Subject to Board discretion,

(1) EPS on previous GAAP basis (before goodwill amortisation and significant items) equals or exceeds the EPS of the previous year by 10% or more, then 50% of the shares will vest; and

(2) Customer service:
   (a) obtaining an overall Group Customer Satisfaction rating of at least 78%, then 25% of the shares will vest; and
   (b) divisions achieving their service targets, then the remaining 25% of the shares will vest.

Shares granted under the Reward Plan are recognised as an expense in the Group's income statement over the 12 month vesting period commencing on 1 October each year. The expense for the 30 September 2006 financial year was $6 million (30 September 2005: $7 million). During the year 241,366 (30 September 2005: 288,763) shares were issued in relation to the Reward Plan. A total of 7,099 (30 September 2005: 7,043) staff participated in this offer, with each participant receiving 34 (30 September 2005: 41) fully paid ordinary shares based on the offer amount of $1,000 for nil consideration. The shares had a market value of $29.37 per share at the allotment date.

(b) Employee Share Purchase Plan (Purchase Plan)

All permanent employees with continuous service of at least one year as at any relevant share acquisition date are eligible to participate in the Purchase Plan. Participants are given the opportunity during the year to nominate an amount of their pre-tax remuneration to purchase fully paid ordinary shares in the Bank. Participants may nominate up to 20% of their Total Employment Cost and 100% of their Short Term Incentive Opportunity (less any compulsory superannuation) towards the purchase of shares. Shares are acquired at prevailing market prices. Brokerage is subsidised by the Bank. Participants may elect to acquire shares under the Purchase Plan as unrestricted, restricted for four years or restricted for 10 years. Where the shares are restricted, they may not be sold or transferred until the period of restriction is lifted or at the time the participant ceases employment with the Group. Shares purchased under this Plan are expensed in the Group's income statement.

Details of ordinary shares allocated under the Purchase Plan are as follows:

Date of allocation	Number of ordinary shares allocated	Number of employees participating	Average purchase price of shares acquired $
2006 year			
25 November 2005	**140,831**	**234**	**29.25**
26 May 2006	**18,708**	**83**	**29.67**
Total	**159,539**	**317**	
2005 year			
26 November 2004	47,986	95	24.35
17 December 2004	101,487	128	24.42
7 January 2005	132	1	24.42
7 June 2005	20,761	82	25.92
Total	170,366	306	

Note 40: Share and Option Plans

continued

(c) Executive Performance Share Plan (Performance Plan)

In accordance with the rules of the Performance Plan and as approved by shareholders, share allocations may occur by either allotment or by purchase on market. The Board will determine the most appropriate basis of allocation.

The Managing Director, Group Executives and other senior executives are eligible to be invited to participate in the Performance Plan. Awards granted to the Managing Director, the Group Executive and other senior executives are satisfied under this plan.

The fair value of awards granted under the Performance Plan is recognised as an expense in the Group's income statements over the vesting period of the awards. The fair value is discounted for estimated forfeitures. The fair value is determined on the following bases:

(1) Shares issued or shares purchased on market on satisfaction of non-market related performance hurdles - prevailing market price at grant date for grants before 1 October 2005. For grants after this date, the fair value has been discounted for the present value of dividends paid by the Bank during the vesting period when they are not received by the participant.

(2) Shares purchased or shares issued on satisfaction of market related performance hurdles - the fair value has been determined using the Binomial method at the grant date.

Awards granted to participants are issued or transferred at the end of the relevant vesting period subject to satisfying applicable performance hurdles (refer Note 39).

As at 30 September 2006, there were 79 (30 September 2005: 76) participants in the Performance Plan. Awards are granted for no consideration at prevailing market prices.

Awards granted prior to 7 November 2002 that have not vested on or before 1 January 2005, have not been expensed in accordance with the transitional provisions of AASB 1.

The expense recognised during the year in respect of the Performance Plan was $5 million (30 September 2005: $5 million).

For awards granted on 1 October 2003, 1 October 2004 and 1 October 2005, shares will be issued to participants upon satisfaction of applicable performance hurdles (refer Note 39).

For awards granted on 1 October 2005, shares have been purchased on market and are held in trust until applicable performance hurdles have been satisfied.

The following is a summary of grants under the Performance Plan:

			← Movements during the year		→			
Date awards granted	Vesting date	Awards outstanding 1 Oct 2005	Number of awards granted	Number of awards forfeited	Number of shares allotted	Awards outstanding 30 Sep 2006	Senior executives in plan	Fair value per award granted during the year ($)
2-Jun-2002	22-Jul-2005	20,000	-	-	20,000	-	-	
1-Oct-2002	15-Nov-2005	19,781	-	-	19,781	-	-	
1-Oct-2002	15-Nov-2005	19,781	-	-	19,781	-	-	
1-Oct-2003	30-Sep-2005	17,034	-	-	14,831	2,203	2	
1-Oct-2003	30-Sep-2006	17,034	-	-	-	17,034	7	
1-Oct-2003	30-Sep-2007	17,034	-	-	-	17,034		
1-Oct-2003	30-Sep-2004	1,037	-	-	1,037	-	-	
1-Oct-2003	30-Sep-2005	84,624	-	-	84,624	-	-	
23-Dec-2003	31-Dec-2005	10,000	-	-	10,000	-	-	
1-Oct-2003	30-Sep-2005	99,653	-	-	99,260	393	1	
1-Oct-2003	30-Sep-2006	98,992	-	7,742	-	91,250	62	
1-Oct-2004	30-Sep-2006	14,400	-	-	-	14,400		
1-Oct-2004	30-Sep-2007	14,400	-	-	-	14,400	1	
1-Oct-2004	30-Sep-2008	28,800	-	-	-	28,800		
1-Oct-2004	30-Sep-2006	23,658	-	-	-	23,658		
1-Oct-2004	30-Sep-2007	23,658	-	-	-	23,658	7	
1-Oct-2004	30-Sep-2008	23,658	-	-	-	23,658		
1-Mar-2005	30-Sep-2006	718	-	-	-	718		
1-Mar-2005	30-Sep-2007	718	-	-	-	718	1	
1-Mar-2005	30-Sep-2008	718	-	-	-	718		
1-Oct-2004	30-Sep-2006	-	89,620	5,193	-	84,427	59	
1-Oct-2004	30-Sep-2007	-	89,620	9,656	-	79,964	54	
15-Aug-2005	30-Sep-2006	-	110	-	-	110	1	
15-Aug-2005	30-Sep-2007	-	110	-	-	110		
1-Oct-2005	30-Sep-2007	-	14,498	-	-	14,498		25.19
1-Oct-2005	30-Sep-2008	-	14,498	-	-	14,498	8	23.93
1-Oct-2005	30-Sep-2009	-	14,498	-	-	14,498		22.75
17-May-2006	17-May-2007	-	2,424	-	-	2,424		28.55
17-May-2006	17-May-2008	-	2,424	-	-	2,424	1	26.89
17-May-2006	17-May-2009	-	2,424	-	-	2,424		25.06
Total		**535,698**	**230,226**	**22,591**	**269,314**	**474,019**		

Performance hurdles in respect of awards granted during the year are subject to tenure and vest for $nil consideration subject to the satisfaction of performance conditions contained in Note 39.

Note 40: Share and Option Plans continued

(d) Executive Option Plan (Option Plan)

The Managing Director and Group Executives are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-Executive Directors are not eligible to participate in the plan. Options granted to the Managing Director and the Group Executive are satisfied under this plan.

Details of the Option Plan are as follows:

Date options granted	Exercise period[1]	Exercise price ($)[2]	Options outstanding 1 Oct 2005	← Movements during the year: Number of options granted	Number of options forfeited	Number of options exercised →	Options outstanding 30 Sep 2006	Senior executives in plan[3]	Fair value per option granted during the year ($)[4]
12-Dec-2001	12-Jun-2005 to 12-Dec-2006	16.91	250,000	-	-	250,000	-	-	
12-Dec-2001	12-Jun-2006 to 12-Dec-2006	16.91	500,000	-	-	-	500,000	1	
1-Oct-2002	15-Nov-2004 to 1-Oct-2007	18.16	60,159	-	-	16,095	44,064	2	
1-Oct-2002	15-Nov-2005 to 1-Oct-2007	18.16	118,386	-	-	94,351	24,035	1	
1-Oct-2002	15-Nov-2005 to 1-Oct-2007	18.16	118,386	-	-	78,256	40,130	2	
1-Oct-2003	30-Sep-2005 to 1-Oct-2009	20.40	178,862	-	-	74,820	104,042	5	
1-Oct-2003	30-Sep-2006 to 1-Oct-2009	20.40	178,862	-	-	-	178,862	7	
1-Oct-2003	30-Sep-2007 to 1-Oct-2009	20.40	178,862	-	-	-	178,862		
1-Oct-2004	30-Sep-2006 to 1-Oct-2010	21.70	125,000	-	-	-	125,000		
1-Oct-2004	30-Sep-2007 to 1-Oct-2010	21.70	125,000	-	-	-	125,000	1	
1-Oct-2004	30-Sep-2008 to 1-Oct-2010	21.70	250,000	-	-	-	250,000		
1-Oct-2004	30-Sep-2006 to 1-Oct-2010	21.70	141,336	-	-	-	141,336		
1-Oct-2004	30-Sep-2007 to 1-Oct-2010	21.70	141,336	-	-	-	141,336	7	
1-Oct-2004	30-Sep-2008 to 1-Oct-2010	21.70	141,336	-	-	-	141,336		
1-Mar-2005	30-Sep-2006 to 1-Oct-2010	24.56	15,786	-	-	-	15,786		
1-Mar-2005	30-Sep-2007 to 1-Oct-2010	24.56	15,786	-	-	-	15,786	1	
1-Mar-2005	30-Sep-2008 to 1-Oct-2010	24.56	15,786	-	-	-	15,786		
1-Oct-2005	30-Sep-2007 to 1-Oct-2011	28.01	-	138,762	-	-	138,762		2.34
1-Oct-2005	30-Sep-2008 to 1-Oct-2011	28.01	-	119,104	-	-	119,104	8	2.63
1-Oct-2005	30-Sep-2009 to 1-Oct-2011	28.01	-	108,276	-	-	108,276		2.87
Total			**2,554,883**	**366,142**	-	**513,522**	**2,407,503**		

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan rules.

(2) A premium may be added to the exercise price of the options, granted 12 December 2001, which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to and including the Grant Date, calculated in accordance with the Option Plan rules.

(3) Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

(4) The fair value of options granted during the year has been determined using the Binomial method. The fair value is recognised as an expense in the Group's income statement over the vesting period. An expense of $1 million (30 September 2005: $1 million) was recognised during the year.

During the financial year, 513,522 ordinary shares were issued following the exercise of 513,522 options. The amount paid on exercise of these options is disclosed in the above table. No amounts remain unpaid on any of these shares. The market value of shares issued during the year as a result of the exercise of these options as at 30 September 2006 was $16 million (30 September 2005: $9 million).

The market value of shares that could be issued from the exercise of outstanding options at 30 September 2006 is $73 million (30 September 2005: $71 million).

The exercise of options is subject to the achievement of performance hurdles contained in Note 39.

(e) Non-Executive Directors' Share Purchase Plan (Directors' Plan)

All Non-Executive Directors are eligible to participate in the Directors' Plan. Each financial year, Non-Executive Directors are provided with the opportunity to contribute a part or all of their pre-tax remuneration from the Group to acquire fully paid ordinary shares in the Bank. Shares are acquired at prevailing market prices and brokerage fees are payable by the Bank. Shares purchased under the Directors' Plan are expensed in the Group's income statements.

During the year, 4 (30 September 2005: 4) Non-Executive Directors were allocated 13,299 shares (30 September 2005: 9,706) that were acquired on market at an average purchase price of $29.27 per share (30 September 2005: $24.83).

Notes to the Financial Statements

For the year ended 30 September 2006

Note 41: Average Balances and Related Interest

The following table shows the major categories of interest earning assets and interest bearing liabilities and the respective interest rates earned or paid by the Group for the years indicated. Averages are month-end averages, which are not materially different from daily averages and have not been adjusted to exclude the impact of the discontinued operation.

	2006			2005		
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Interest earning assets						
Cash and liquid assets	885	38	4.29	879	37	4.21
Receivables due from other financial institutions	1,255	61	4.86	951	40	4.21
Assets at fair value through the income statement	6,814	380	5.58	7,993	427	5.34
Loans and other receivables	86,529	6,335	7.32	68,879	5,001	7.26
Total interest earning assets	95,483	6,814	7.14	78,702	5,505	6.99
Non-interest earning assets						
Bills receivables	14			11		
Property, plant and equipment	434			459		
Other assets	3,846			9,247		
Provision for doubtful debts	(280)			(296)		
Total non-interest earning assets	4,014			9,421		
Total assets	99,497			88,123		
Interest bearing liabilities						
Retail funding	40,187	1,779	4.43	36,354	1,513	4.16
Other deposits	14,670	882	6.01	9,109	544	5.97
Payables due to other financial institutions	449	19	4.23	741	31	4.18
Domestic borrowings	10,857	671	6.18	7,838	462	5.89
Offshore borrowings (1)	25,989	1,448	5.57	20,934	1,154	5.51
Total interest bearing liabilities	92,152	4,799	5.21	74,976	3,704	4.94
Non-interest bearing liabilities						
Bills payable	199			172		
Other non-interest bearing liabilities	2,262			7,847		
Total non-interest bearing liabilities	2,461			8,019		
Total liabilities	94,613			82,995		
Shareholders' equity (2)	4,884			5,128		
Total liabilities and shareholders' equity	99,497			88,123		
Interest spread (3)			1.93			2.05
Interest margin (4)			2.11			2.29

(1) Includes foreign exchange swap costs.

(2) Basic weighted average number of ordinary shares outstanding for the year were 524.3 million.

(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.

(4) Interest margin represents net interest income as a percentage of average interest earning assets.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 41: Average Balances and Related Interest continued

Volume and rate analysis

The table below allocates changes in interest income and interest expense between changes in volume and changes in rate for the years ended 30 September 2006 and 30 September 2005. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2006 over 2005			2005 over 2004		
	Volume $m	**Rate $m**	**Total $m**	Volume $m	Rate $m	Total $m
Interest earning assets						
Cash and liquid assets	**-**	**1**	**1**	6	(2)	4
Receivables due from other financial institutions	**15**	**6**	**21**	27	1	28
Investment securities/assets at fair value	**(66)**	**19**	**(47)**	102	6	108
Loans and other receivables	**1,292**	**42**	**1,334**	1,190	59	1,249
Change in interest income	**1,241**	**68**	**1,309**	1,325	64	1,389
Interest bearing liabilities						
Retail funding	**170**	**96**	**266**	80	142	222
Other deposits	**334**	**4**	**338**	(30)	23	(7)
Payables due to other financial institutions	**(12)**	**-**	**(12)**	5	3	8
Domestic borrowings	**187**	**22**	**209**	298	(4)	294
Offshore borrowings	**282**	**12**	**294**	647	36	683
Change in interest expense	**961**	**134**	**1,095**	1,000	200	1,200
Change in net interest income	**280**	**(66)**	**214**	325	(136)	189

Note 42: Segmental Results

(a) Business segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) - responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.
- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.
- BankSA (BSA) - responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services have extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.
- Wealth Management (WM) - responsible for providing wealth management and administration, asset management, dealer group services, margin lending, financial advice, private banking services and general and life insurance.

Segmental results are not comparable to prior periods as comparative figures do not reflect the impact of AIFRS financial instrument accounting standards that have been adopted from 1 October 2005.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 42: Segmental Results continued

For the year ended 30 September 2006	Retail Bank $m	Institutional & Business Banking $m	BankSA $m	Wealth Management $m	Other $m	Consolidated $m
Segment revenue						
Net interest income	1,063	569	303	78	-	2,013
Non-interest income	436	135	82	286	14	953
Significant item	-	-	-	-	41	41
Total segment revenue	1,499	704	385	364	55	3,007
Segment expenses						
Bad and doubtful debts	105	29	9	1	-	144
Operating expenses						
- Other provisions	27	27	6	14	-	74
- Depreciation	49	7	9	2	-	67
- Deferred expenditure amortisation	24	3	4	1	-	32
- Other expenses	593	217	144	166	-	1,120
Total operating expenses	693	254	163	183	-	1,293
Significant items	-	-	-	-	48	48
Total segment expenses	798	283	172	184	48	1,485
Profit before income tax expense from continuing operations	701	421	213	180	7	1,522
Income tax expense						445
Profit after income tax from continuing operations						1,077
Loss of discontinued operation after tax						13
Minority interest - continuing operations						1
Minority interest - discontinued operation						(5)
Profit after income tax and minority interests						1,068

As at 30 September 2006	Retail Bank $m	Institutional & Business Banking $m	BankSA $m	Wealth Management $m	Other $m	Consolidated $m
Investment in Associates	-	-	-	-	28	28
Other Assets	54,237	33,267	12,029	4,834	2,607	106,974
Total Assets	54,237	33,267	12,029	4,834	2,635	107,002
Total Liabilities	26,002	65,600	7,771	1,025	1,261	101,659

Notes to the Financial Statements

For the year ended 30 September 2006

Note 42: Segmental Results continued

For the year ended 30 September 2005	Retail Bank $m	Institutional & Business Banking $m	BankSA $m	Wealth Management $m	Other $m	Consolidated $m
Segment revenue						
Net interest income	1,057	409	267	64	-	1,797
Non-interest income	366	258	90	258	-	972
Significant item	-	-	-	-	16	16
Total segment revenue	1,423	667	357	322	16	2,785
Segment expenses						
Bad and doubtful debts	67	29	9	4	-	109
Operating expenses						
- Other provisions	24	25	8	13	-	70
- Depreciation	50	7	9	1	-	67
- Deferred expenditure amortisation	30	3	4	1	-	38
- Other expenses	591	202	138	157	-	1,088
Total operating expenses	695	237	159	172	-	1,263
Significant item	-	-	-	-	16	16
Goodwill impairment	-	-	-	-	4	4
Total segment expenses	762	266	168	176	20	1,392
Share of profit of investment in associates	-	3	-	-	-	3
Profit/(loss) before income tax expense from continuing operations	661	404	189	146	(4)	1,396
Income tax expense						413
Profit after income tax from continuing operations						983
Loss of discontinued operation after tax						10
Minority interest - continuing operations						-
Minority interest - discontinued operation						(5)
Profit after income tax and minority interests						978

As at 30 September 2005	Retail Bank $m	Institutional & Business Banking $m	BankSA $m	Wealth Management $m	Other $m	Consolidated $m
Total Assets	48,778	26,530	10,441	3,806	2,804	92,359
Total Liabilities	24,802	53,307	6,785	1,027	1,051	86,972

(b) Geographical segments

The Group predominantly operates in Australia.

Note 43: Deed of Cross Guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, the wholly-owned subsidiaries listed below are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports, and Directors' reports.

It is a condition of the Class Order that the Bank and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Bank guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Bank will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Bank is wound up.

The subsidiaries subject to the Deed are:

- St.George Financial Services Limited;
- Advance Leasing Limited;
- Canberra Advance Property Limited;
- Crusade Management Limited.

A consolidated income statement and consolidated balance sheet, comprising the Bank and controlled entities, which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 30 September is set out below:

	Consolidated	
Summarised income statement and retained profits	**2006 $m**	2005 $m
Profit before tax	**1,540**	1,271
Income tax expense	**(370)**	(353)
Profit after tax	**1,170**	918
Retained profits at the beginning of the year	**844**	551
Adjustment to retained profits on transition to AIFRS net of tax	**(128)**	77
Transfer to reserve	**(62)**	-
Reduction in retained profits on share buy back	**(224)**	-
Dividends recognised during the year	**(772)**	(702)
Retained profits at the end of the year	**828**	844

Notes to the Financial Statements

Note 43: Deed of Cross Guarantee continued

Balance sheet

	Consolidated 2006 $m	Consolidated 2005 $m
Assets		
Cash and liquid assets	**1,077**	1,175
Receivables due from other financial institutions	**510**	505
Assets at fair value through the income statement	**6,617**	5,918
Derivative assets	**916**	-
Available for sale investments	**1**	-
Loans and other receivables	**58,901**	55,976
Bank acceptances of customers	**11,908**	7,098
Investment in controlled entities	**1,619**	961
Amounts receivable from controlled entities	**3,925**	2,767
Investments in associated companies	**24**	-
Other investments	**-**	2
Property, plant and equipment	**316**	348
Intangible assets	**1,039**	1,018
Deferred tax assets	**174**	93
Other assets	**744**	967
Total Assets	**87,771**	76,828
Liabilities		
Deposits and other borrowings	**53,435**	47,775
Payables due to other financial institutions	**401**	91
Derivative liabilities	**737**	-
Bank acceptances	**7,287**	7,098
Provision for dividends	**3**	5
Amounts payable to controlled entities	**980**	146
Current tax liabilities	**140**	145
Deferred tax liabilities	**137**	207
Other provisions	**115**	100
Bonds and notes	**16,526**	13,139
Loan capital	**2,032**	1,956
Bills payable and other liabilities	**561**	1,168
Total Liabilities	**82,354**	71,830
Net Assets	**5,417**	4,998
Shareholders' Equity		
Share capital	**4,420**	4,136
Reserves	**169**	18
Retained profits	**828**	844
Total Shareholders' Equity	**5,417**	4,998

Notes to the Financial Statements

For the year ended 30 September 2006

Note 44: Commitments

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Capital expenditure				
Less than one year	**16**	8	**16**	8
Non-cumulative operating leases expiring				
Less than one year	**86**	69	**82**	63
Between one and five years	**207**	122	**195**	112
More than five years	**159**	54	**153**	48
	452	245	**430**	223

The Group leases a number of commercial buildings and computer hardware under operating leases. The lease terms typically run for a period of five years for buildings and three years for computer hardware.

Note 45: Contingent Liabilities, Assets and Commitments

The Group has a variety of contingent liabilities arising from transactions including endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit. The notional amounts of contingent liabilities represent the maximum credit risk. The credit equivalent represents the maximum or total potential loss if the counterparty were to default, determined in accordance with APRA's risk weighted capital adequacy guidelines.

Contingent liabilities and commitments exist in respect of:

	Consolidated				Bank			
	Face value		Credit equivalent amount		Face value		Credit equivalent amount	
	2006 $m	2005 $m	**2006 $m**	2005 $m	**2006 $m**	2005 $m	**2006 $m**	2005 $m
Contingent liabilities								
Bills endorsements	**350**	413	**350**	413	**350**	413	**350**	413
Guarantees	**538**	415	**538**	415	**538**	415	**538**	415
Documentary letters of credit	**173**	180	**138**	138	**164**	180	**128**	138
Documentary letters of credit - controlled entities	**-**	-	**-**	-	**23**	15	**23**	14
Performance related items	**15**	24	**8**	12	**15**	24	**8**	12
Commitments								
Undrawn credit facilities	**19,301**	17,111	**1,056**	1,434	**19,018**	16,910	**1,056**	1,434
Undrawn credit facilities - controlled entities	**-**	-	**-**	-	**219**	258	**-**	-
Total credit risk related instruments	**20,377**	18,143	**2,090**	2,412	**20,327**	18,215	**2,103**	2,426

Contingent liabilities exist in respect of claims and potential claims against entities in the Group. Where necessary, appropriate provisions have been made in the financial statements. Information regarding the Bank's dispute with the Australian Taxation Office over deductions claimed on the Group's depositary capital securities is contained in Note 6.

The credit risk related contingent liabilities of $20,377 million (30 September 2005: $18,143 million) also represent contingent assets of the Group. These commitments to provide credit may in the normal course convert to loans and other receivables.

The Bank is subject to a credit risk exposure in the event that another financial institution fails to settle for its payments clearing activities, in accordance with the regulations and procedures of the following clearing systems of the Australian Payments Clearing Association Limited: The Australian Paper Clearing System ("Clearing Stream 1"), the Bulk Electronic Clearing System ("Clearing Stream 2"), the Consumer Electronic Clearing System ("Clearing Stream 3") and the High Value Clearing System ("Clearing Stream 4", only if operating in "bypass mode"). This credit risk exposure is unquantifiable in advance, but is well understood, and is extinguished upon settlement at 9am each business day.

Service contracts have been entered into with the Managing Director and Group Executives. The maximum contingent liability for termination benefits under these employment contracts that has not been provided for in the financial statements is $14 million (30 September 2005: $12 million).

Notes to the Financial Statements

For the year ended 30 September 2006

Note 46: Liability for Defined Benefit Fund Obligation

The Group makes contributions to multiple superannuation funds in accordance with "Superannuation Choice of Fund", including the employer sponsored fund which has two defined benefit sections with 240 members in total. No new members are accepted into these defined benefit sections. All employees who are members of these defined benefit sections are entitled to benefits on retirement, disability or death. The defined benefit sections guarantee lump sum benefits based on years of service and final average salary. The defined contribution section of the fund receives fixed contributions from the Bank and certain controlled entities and the Group's legal or constructive obligation is limited to these contributions.

The following sets out details in respect of the defined benefit section only.

	Consolidated		Bank	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Present value of defined benefit obligation	**56**	56	**56**	56
Fair value of plan assets	**51**	51	**51**	51
Deficit in the plan	**5**	5	**5**	5

Note 47: Financial Risk Management

The Group in its daily operations is exposed to a range of risks including credit risk, liquidity risk and market risk. These risks are managed through specialised committees responsible for policy setting and monitoring and analysing risk.

Credit risk

Credit risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations. This risk is inherent in the Group's lending activities, as well as transactions involving derivatives and foreign exchange. Credit risk is managed principally through embedded controls upon individual lending divisions and business managers who are responsible for the lending. Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the Group. Credit processes are typically structured so that loan origination, approval, document preparation, settlement and account monitoring and control are segregated to different individuals or areas. Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division assesses credit beyond the lending authorities of business divisions and/or outside normal Group Credit policies or guidelines. This division assesses specific provision requirements where loan default has occurred and also controls the Loans Management Unit, which manages large impaired assets with the aim of achieving the optimum result from such assets.

Through its credit inspection function, Group Credit tests internal controls and adherence to credit policies and procedures, which are standard throughout the Group and contained in credit manuals administered by Group Credit.

The Group applies standard credit risk assessment criteria to all extensions of credit, from credit scoring systems for basic retail products to complete credit assessment for commercial and trade related transactions.

Standard risk grading methodologies for commercial lending are set at the transaction level and will drive pricing.

The portfolio maintenance function within Group Credit monitors and refines proprietary risk grading systems to ensure on-going predictability.

Various prudential limits are in place to assist with the diversification of the portfolio. These include limits on counterparties, individual securities or developments, industries and geographies. Prudential limits are approved by the Bank's Board Risk Management Committee.

Group Credit regularly reports to the Management Credit Committee and the Board Risk Management Committee on the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all approvals above $25 million.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 47: Financial Risk Management continued

Liquidity risk

Liquidity risk refers to the inability to meet financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions.

Liquidity is managed to policies and strategies determined by the Bank's Asset and Liability Committee (ALCO).

These include:

- maintaining a core of high quality and readily liquefiable securities;
- sourcing the majority of funds from the retail sector and committed medium term wholesale facilities;
- maintaining a diversified used funding capacity in wholesale and retail markets; and
- monitoring liquidity flows while quickly identifying any anomalies.

Market risk

(a) Funding risk

Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or availability.

To minimise funding risk, the Group raises wholesale funds from well diversified sources encompassing both international and domestic capital markets.

(b) Interest rate risk

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. Movements in interest rates can affect earnings and the value of the Group. Interest rate risk management policy aims to minimise fluctuations in earnings over time from volatility in movements in interest rates while maximising shareholder value.

(i) Interest rate risk in non-trading activities

Interest rate risk is monitored by the Bank's Balance Sheet Risk Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines and defined limits set by ALCO. The Balance Sheet Risk Management unit reports to ALCO at least monthly.

The "gap position" between assets and liabilities repricing is managed with derivative products, particularly swaps and options, and on balance sheet strategies.

Interest rate risk also arises from the impact of interest rate changes on pricing relationships between retail and wholesale assets and liabilities. The risk is monitored through simulation modelling which estimates the impact on net interest earnings due to changes in interest rates and/or the size and mix of the Balance Sheet.

The simulation model integrates risk parameters, product design and pricing policies and balance sheet and yield curve forecasts. The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment.

Risk to earnings is measured by calculating the fluctuation in net interest earnings based on a 1% parallel increase in the bank bill swap curve. The risk is managed to ensure the net interest earnings fluctuation in the next 12 months is limited to a maximum of 10% of operating profit after tax. This measure captures spread and market risk exposures.

(ii) Market risk from trading activities

Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates or exchange rate volatilities. Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit of 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally, the market risk framework includes enforcing stop loss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

The Group uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total risk taken and by trading unit for the years ended 30 September 2006 and 30 September 2005.

	2006		2005	
For the year ended 30 September	**High**	**Average**	High	Average
Foreign exchange VaR	**744**	**294**	775	273
Domestic VaR	**1,582**	**596**	1,105	385
Total room risk	**1,546**	**660**	1,088	479

Note: The table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a one day holding period.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant, thereby excluding any intraday trading activity.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 48: Interest Rate Risk

The Group's objectives and policies in relation to the management of interest rate risk arising from financial instruments are set out in Note 47.

Interest rate risk arises from a variety of sources including mismatches between the repricing period of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of the Group.

The "gap position" between when assets, liabilities and derivative instruments are contractually due to reprice represents one measure of the Group's interest rate risk position. The table below provides the repricing profiles of the Group's assets and liabilities and the resulting gap position at 30 September, based upon allocation of assets and liabilities to time periods by reference to the earlier of the next contractual interest rate repricing date and the maturity date. The Group does not use the repricing information in the way presented in this table to manage interest rate risk, as the contractual repricing gap position does not reflect the Group's anticipated repricing gap position.

The amounts shown in the table represent the carrying amount of the Group's assets and liabilities. The interest rate shown is the effective interest rate or weighted average effective interest rate in respect of each class of asset and liability. For floating rate instruments, it is the current market rate and for fixed rate instruments it is the historical rate.

As at 30 September 2006	Within 1 month $m	1 to 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m	Weighted average effective interest rate %
Assets								
Cash and liquid assets	**1,081**	-	-	-	-	-	**1,081**	**4.79**
Receivables due from other financial institutions	**1,106**	**6**	**70**	-	-	-	**1,182**	**5.47**
Assets at fair value through the income statement	**3,327**	**1,694**	**1,015**	**60**	-	**96**	**6,192**	**6.04**
Derivative assets	-	-	-	-	-	**1,093**	**1,093**	-
Available for sale investments	**136**	**1,228**	-	-	-	**177**	**1,541**	**5.52**
Loans and other receivables	**59,937**	**767**	**3,297**	**17,582**	**232**	**(299)**	**81,516**	**7.67**
Bank acceptances of customers	**10,156**	**1,583**	**169**	-	-	-	**11,908**	**7.34**
Other assets	-	-	-	-	-	**2,489**	**2,489**	-
Total Assets	**75,743**	**5,278**	**4,551**	**17,642**	**232**	**3,556**	**107,002**	**7.20**
Liabilities								
Deposits and other borrowings	**37,550**	**8,623**	**6,819**	**1,627**	**14**	-	**54,633**	**4.90**
Payables due to other financial institutions	**400**	**1**	-	-	-	-	**401**	**5.98**
Liabilities at fair value through the income statement	-	**390**	-	-	-	-	**390**	**7.68**
Derivative liabilities	-	-	-	-	-	**1,190**	**1,190**	-
Bank acceptances	**5,998**	**1,153**	**136**	-	-	-	**7,287**	**6.14**
Bonds and notes	**14,711**	**18,706**	**707**	**469**	-	-	**34,593**	**6.39**
Loan capital	**76**	**717**	**366**	**327**	**546**	-	**2,032**	**6.58**
Other liabilities	-	-	-	-	-	**1,133**	**1,133**	-
Total Liabilities	**58,735**	**29,590**	**8,028**	**2,423**	**560**	**2,323**	**101,659**	**5.44**
Total Shareholders' Equity						**5,343**	**5,343**	
Off-balance sheet items affecting interest rate sensitivity	**(4,852)**	**8,120**	**940**	**(4,704)**	**496**	-	-	
Net mismatch	**12,156**	**(16,192)**	**(2,537)**	**10,515**	**168**	**(4,110)**		
Cumulative mismatch	**12,156**	**(4,036)**	**(6,573)**	**3,942**	**4,110**	-		

Notes to the Financial Statements

For the year ended 30 September 2006

Note 48: Interest Rate Risk continued

As at 30 September 2005	Within 1 month $m	1 to 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m	Weighted average effective interest rate %
Assets								
Cash and liquid assets	1,184	-	-	-	-	-	1,184	4.27
Receivables due from other financial institutions	774	45	25	-	265	2	1,111	5.49
Assets at fair value through the income statement	2,799	2,324	619	78	69	118	6,007	5.62
Investment securities	18	1,131	-	-	-	-	1,149	5.75
Loans and other receivables	55,391	755	3,192	13,713	186	(288)	72,949	7.35
Bank acceptances of customers	-	-	-	-	-	7,098	7,098	-
Other assets	-	-	-	-	-	2,861	2,861	-
Total Assets	60,166	4,255	3,836	13,791	520	9,791	92,359	6.36
Liabilities								
Deposits and other borrowings	33,855	7,341	6,058	1,900	19	2	49,175	4.56
Payables due to other financial institutions	91	-	-	-	-	-	91	5.08
Bank acceptances	-	-	-	-	-	7,098	7,098	-
Bonds and notes	4,131	20,106	1,210	471	-	-	25,918	4.78
Loan capital	271	688	-	463	534	-	1,956	6.16
Other liabilities	-	-	-	-	-	2,734	2,734	-
Total Liabilities	38,348	28,135	7,268	2,834	553	9,834	86,972	4.15
Total Shareholders' Equity						5,387	5,387	
Off-balance sheet items affecting interest rate sensitivity	(9,613)	11,274	(595)	(1,581)	515	-	-	
Net mismatch	12,205	(12,606)	(4,027)	9,376	482	(5,430)		
Cumulative mismatch	12,205	(401)	(4,428)	4,948	5,430	-		

The interest rate risk table for the Group at 30 September 2005 is prepared in accordance with the requirements of the previous GAAP standard AASB 1033 Presentation and Disclosure of Financial Instruments and accordingly does not include the classification and measurement requirements of AASB 139 Financial Instruments: Recognition and Measurement.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 49: Derivatives

Definition

A derivative is a financial instrument that provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index. Derivatives are carried at fair value and shown in the balance sheet as assets and liabilities. Derivative assets and liabilities on different transactions are only set-off if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis.

Common derivatives used by the Group are swaps, options, futures, forwards and foreign exchange contracts. The major characteristics of these are summarised below.

Swaps

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal amounts are exchanged periodically throughout the term.

Options

An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date. A call option grants the holder the right but not the obligation to buy at a specified price whereas a put option grants the holder the right but not the obligation to sell at a specified price. The purchaser or holder of the option pays a premium upfront to acquire the rights in the option. The risk to the holder is limited to the premium whilst the risk to the seller of the option is unlimited.

Futures

A futures contract is a binding obligation to buy or sell a specific quantity of a specific type of goods at an agreed price. Every contract has a buyer and a seller. Most contracts dealt on exchanges are closed out prior to delivery date.

Forwards

A forward rate agreement (FRA) is an agreement to fix an interest rate on an agreed notional amount, term and date. The parties then settle the difference between the agreed interest rate and the market rate on the FRA settlement date.

Objectives for holding derivative instruments

The consolidated entity makes use of the derivatives market both for trading purposes and to manage balance sheet risk.

Trading

Derivatives held for trading include those used in proprietary trading activities and servicing selected client needs, and those instruments that are used for risk management purposes but which for various reasons do not meet the criteria for the application of hedge accounting. Gains and losses from changes in the fair value of "trading derivatives" are reported in "trading income" and those relating to "non-qualifying" hedging derivatives are reported in "non-trading derivatives". Strict controls and trading limits are used to monitor the price risk resulting from interest rate and exchange rate fluctuations on net open positions. The credit risk associated with the instruments is limited to the current fair value, which represents a small portion of the notional amount.

Hedging

Derivatives provide protection to income streams in a volatile financial environment. Derivatives enable holders of actual or anticipated assets and liabilities (those with a value that may vary with changes in foreign exchange, interest or other market rates) to modify and eliminate the risk of varying values by transferring it to another entity that is willing to assume the risk.

The Group's objective when entering the derivative market for asset and liability management purposes is to protect future income streams in light of uncertain economic variables. The core operations of the Group are subject to the risk of interest rate fluctuations to the degree that the interest earning assets exceed the interest bearing liabilities or vice versa, in any given maturity or repricing period.

The accounting treatment of hedging derivatives varies according to whether they are fair value or cash flow hedges.

Fair value hedges principally consist of cross currency interest rate swaps used to protect against changes in the fair value of foreign denominated debt issues. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged item that are attributable to the hedged risk.

Cash flow hedges principally consist of interest rate swaps used to protect against the variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or that are expected to be refunded or invested in the future.

The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial asset and liability on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. This represents the amount by which the changes in the fair value of the expected cash flow of the derivative differ from the fair value of the changes (or expected changes) in the cash flow of the hedged item.

Amounts from the cash flow hedge reserve are transferred to the income statement when the cash flows on the hedged item are recognised in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is amortised to the income statement over the remaining term of the original hedge. Where the hedged item is derecognised, the cumulative gain or loss is recognised immediately in the income statement.

Strategies for achieving objectives of holding derivative instruments

The primary objective in asset and liability management is to provide the maximum level of income while maintaining prudent levels of interest rate, liquidity and funding risk. In order to achieve these objectives a variety of interest rate forwards, swaps and options as well as cross currency derivatives are employed.

For all activities, the Group monitors future interest rate risk by simulating future net interest income resulting from applying a variety of different rate scenarios to its projected balance sheet. The Group also seeks to manage net interest income by hedging interest rate exposure arising from anticipated future transactions.

This process is controlled and managed through ALCO, which addresses risk exposures and hedging requirements on a monthly basis (or more frequently if required). Where an on-balance sheet solution cannot be employed to position the Balance Sheet effectively, the derivatives market is used.

The risks associated with derivatives are identical to the risks that are encountered by the Group for normal retail and commercial banking business (credit risk, market risk and liquidity risk). These risks are managed consistently in line with the Group's overall risk management policies.

The following table provides an overview of the Group's exchange rate and interest rate derivatives as at 30 September.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 49: Derivatives continued

$m	Consolidated 2006 Notional amount	Fair value Assets	Fair value Liabilities	Net	Consolidated 2005 Notional amount	Fair value Assets	Fair value Liabilities	Net
Derivatives held for trading								
Futures	**15,058**	**2**	**(1)**	**1**	12,567	3	(2)	1
Forward rate agreements	**57,300**	**10**	**(2)**	**8**	32,440	2	(1)	1
Interest rate swaps	**68,055**	**247**	**(257)**	**(10)**	60,754	145	(128)	17
Interest rate options	**661**	**1**	**(1)**	**-**	370	1	-	1
Foreign exchange	**18,131**	**175**	**(121)**	**54**	13,990	62	(117)	(55)
Cross currency swaps	**3,509**	**59**	**(43)**	**16**	2,208	25	(93)	(68)
Foreign exchange options	**3,573**	**13**	**(11)**	**2**	2,708	14	(9)	5
	166,287	**507**	**(436)**	**71**	125,037	252	(350)	(98)
Derivatives held for cash flow hedging								
Interest rate swaps	**15,657**	**62**	**(40)**	**22**	9,907	7	(24)	(17)
	15,657	**62**	**(40)**	**22**	9,907	7	(24)	(17)
Derivatives held for fair value hedging								
Interest rate swaps	**1,397**	**8**	**(20)**	**(12)**	1,430	11	(3)	8
Cross currency swaps	**27,463**	**516**	**(694)**	**(178)**	21,481	197	(1,290)	(1,093)
	28,860	**524**	**(714)**	**(190)**	22,911	208	(1,293)	(1,085)
Total derivatives	**210,804**	**1,093**	**(1,190)**	**(97)**	157,855	467	(1,667)	(1,200)

The notional amounts for derivatives do not represent assets or liabilities on the balance sheet, but represent the basis for calculating net amounts from underlying reference rates. The Group's exposure to counterparty risk is, therefore, limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

The credit risk associated with futures contracts is negligible as contracts are collateralised by cash with any changes in market value of contracts being settled on a daily basis with the clearing house.

As the Group's primary reason for holding derivatives is for balance sheet hedging purposes, the majority of derivatives have been transacted with financial institutions of investment grade quality. The Group's credit policy and procedures ensure that exposures to counterparty risks are constantly monitored, thereby limiting credit risk concentration to any individual counterparty through risk limits approved by the Board.

Note 50: Fair Values of Financial Instruments

The following disclosures provide an analysis of the fair value of financial instruments not measured at fair value in the balance sheet. The fair values provided are stated at a specific date and may be significantly different to amounts paid or received on maturity of the financial instruments. As a result, the fair value shown does not reflect the value of these financial instruments to the Group on a going concern basis.

Fair value represents the amount for which an asset could be exchanged or a liability settled in an arms length transaction between willing parties. The value of the Group's relationship with customers together with non-financial instruments is not included in the disclosure below.

Quoted market prices are used as the measure of fair value. Where quoted market prices are not available, fair values are based on valuation techniques based upon observable market data. The fair value of short-term financial instruments is estimated to equal their carrying value as these instruments reprice or mature in 180 days or less with no significant change in credit risk.

The estimates of fair value are subjective and involve the exercise of judgement. Changes in assumptions used could have a material impact on the amounts disclosed. As a result, it is difficult to make reasonable comparisons of the Group to other financial institutions due to the wide range of valuation techniques and numerous estimates that must be made.

Note 50: Fair Values of Financial Instruments continued

$m	Carrying value 2006	Carrying value 2005	Fair value 2006	Fair value 2005
Financial assets				
Cash and liquid assets	**1,081**	1,184	**1,081**	1,184
Receivables due from other financial institutions	**1,182**	1,111	**1,182**	1,111
Investment securities	**-**	1,149	**-**	1,149
Loans and other receivables	**81,516**	72,949	**81,506**	73,033
Bank acceptances of customers	**11,908**	7,098	**11,908**	7,098
Financial liabilities				
Deposits and other borrowings	**54,633**	49,175	**54,627**	49,179
Payables due to other financial institutions	**401**	91	**401**	91
Bank acceptances	**7,287**	7,098	**7,287**	7,098
Bonds and notes	**34,593**	25,918	**34,566**	25,921
Loan capital	**2,032**	1,956	**2,023**	1,968

Cash and liquid assets, receivables due from other financial institutions and bank acceptances of customers

The carrying value of cash and liquid assets, due from other financial institutions and bank acceptances of customers approximate their fair value as they are short-term in nature or are receivable on demand.

Investment securities (comparative period only)

Fair value is based on quoted market prices, broker or dealer price quotations. Where such prices are not available, fair value is estimated using quoted market prices for securities with similar characteristics.

Loans and other receivables

The carrying value of loans and other receivables is net of specific and collective provisions for doubtful debts and unearned income. For variable rate loans (excluding impaired loans), the carrying amount is a reasonable estimate of fair value. The fair value of fixed rate loans was calculated by discounting the expected future cash flows using current market rates.

For impaired assets the fair value is calculated by discounting expected future cash flows over the time period they are expected to be recovered.

Deposits and other borrowings

The fair value of at call and variable rate deposits is the carrying value at 30 September. For other deposits, discounted cash flow models based upon current market rates for debt with similar characteristics and maturities were used to calculate fair values.

Payables due to other financial institutions

The carrying value of balances due to other financial institutions is considered to approximate their fair value.

Bonds and notes and loan capital

The fair value of bonds and notes and loan capital was calculated based on quoted market prices at 30 September. Where quoted prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining maturity of the instrument was used.

Note 51: Related Parties

Key management personnel

The following were key management personnel of the St.George Bank Group at any time during the financial year and unless otherwise indicated were key management personnel for the entire period.

Executive Director

G P Kelly (Managing Director and Chief Executive Officer)

Non-Executive Directors

J M Thame (Chairman)
L F Bleasel (retired 16 December 2005)
J S Curtis
T J Davis
R A F England
P D R Isherwood
L B Nicholls
G J Reaney

Executives

G Bartlett	Group Executive - Institutional and Business Banking
R Chapman	Managing Director BankSA
P Clare	Group Executive - Strategy
P Fegan	Group Executive - Wealth Management and Retail Financial Services
D Gall	Group Executive - Retail Business
J Loebenstein	Group Executive - Information Technology
S McKerihan	Chief Financial Officer
B Wright	Group Executive - Human Resources

Notes to the Financial Statements

For the year ended 30 September 2006

Note 51: Related Parties continued

Equity instrument disclosures relating to key management personnel

(i) Options and awards provided as remuneration and shares issued on exercise of such options and awards

Details of options and awards provided as remuneration and shares issued on the exercise of such options and awards, together with their terms and conditions, can be found in the remuneration report which is contained in the Directors' Report in the Group's Concise Annual Report.

(ii) Option holdings of key management personnel and their related parties

All options refer to options over ordinary shares of St.George Bank Limited, which are exercisable on a one-for-one basis under the Executive Option Plan.

The following tables set out the movement during the financial year in the number of options over ordinary shares in the Bank held directly, indirectly or beneficially, by each key management person, including their related parties.

For the year ended 30 September 2006

Name	Number of options held at 1 Oct 2005	Options granted as compensation in the current financial year	Options exercised during the current financial year	Other changes	Number of options held at 30 Sept 2006	Number of options vested in the current financial year	Number of options vested and exercisable at 30 Sept 2006
Executive Director							
G P Kelly	**1,250,000**	-	**(250,000)**	-	**1,000,000**	**625,000**	**625,000**
Executives							
G Bartlett	**197,112**	**38,428**	**(66,016)**	-	**169,524**	**84,016**	**37,274**
R Chapman	**185,643**	**32,024**	**(40,058)**	-	**177,609**	**81,910**	**74,473**
P Clare	**255,621**	**59,778**	-	-	**315,399**	**109,242**	**148,696**
P Fegan	**186,356**	**44,834**	**(60,148)**	-	**171,042**	**82,148**	**37,052**
D Gall	**47,358**	**68,318**	-	-	**115,676**	**15,786**	**15,786**
J Loebenstein	**91,892**	**25,620**	**(25,052)**	-	**92,460**	**43,220**	**24,336**
S McKerihan	**161,457**	**44,834**	**(32,190)**	-	**174,101**	**69,914**	**63,181**
B Wright	**179,444**	**52,306**	**(40,058)**	-	**191,692**	**86,520**	**58,026**

For the year ended 30 September 2005

Name	Number of options held at 1 Oct 2004	Options granted as compensation in the current financial year	Options exercised during the current financial year	Other changes[a]	Number of options held at 30 Sept 2005	Number of options vested in the current financial year	Number of options vested and exercisable at 30 Sept 2005
Executive Director							
G P Kelly	1,000,000	500,000	(250,000)	-	1,250,000	250,000	250,000
Executives							
G Bartlett	156,846	54,000	(13,734)	-	197,112	33,008	19,274
R Chapman	135,639	50,004	-	-	185,643	32,621	32,621
P Clare	164,619	91,002	-	-	255,621	39,454	39,454
P Fegan	135,378	66,000	(15,022)	-	186,356	30,074	15,052
D Gall	-	47,358	-	-	47,358	-	-
J Loebenstein	65,334	36,000	(9,442)	-	91,892	15,610	6,168
S McKerihan	104,457	57,000	-	-	161,457	25,457	25,457
B Wright	129,471	70,002	(20,029)	-	179,444	31,593	11,564
Former							
A Thorburn [a]	198,060	-	(30,043)	(168,017)	-	-	-

(a) Mr A Thorburn departed the Bank during the 2005 financial year and forfeited his options.

No options held by key management personnel are vested but not exercisable at 30 September 2005 or 2006.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 51: Related Parties continued

(iii) Awards held by key management personnel and their related parties

All awards refer to rights over ordinary shares of St.George Bank Limited, which are exercisable on a one-for-one basis under the Performance Plan or Reward Plan.

The following tables set out the movement during the financial year in the number of rights over ordinary shares of the Bank, held directly, indirectly or beneficially, by each key management person, including their related parties.

For the year ended 30 September 2006

Name	Number of awards held at 1 Oct 2005	Awards granted as compensation in the current financial year	Awards exercised during the current financial year	Other changes	Number of awards held at 30 Sept 2006	Number of awards vested in the current financial year	Number of awards vested and exercisable at 30 Sept 2006
Executive Director							
G P Kelly	**57,600**	-	-	-	**57,600**	**14,400**	**14,400**
Executives							
G Bartlett	**28,264**	**7,534**	**(10,098)**	-	**25,700**	**14,938**	**5,760**
R Chapman	**11,570**	**6,286**	**(2,839)**	-	**15,017**	**5,360**	**3,122**
P Clare	**11,554**	**2,182**	**(4,150)**	-	**9,586**	**5,648**	**2,234**
P Fegan	**56,786**	**8,782**	**(32,378)**	-	**33,190**	**18,292**	**7,589**
D Gall	**8,765**	**3,250**	**(4,359)**	-	**7,656**	**3,038**	**1,861**
J Loebenstein	**24,944**	**5,038**	**(7,290)**	-	**22,692**	**12,118**	**6,430**
S McKerihan	**39,548**	**8,782**	**(14,534)**	-	**33,796**	**19,642**	**7,539**
B Wright	**8,972**	**1,912**	**(3,342)**	-	**7,542**	**4,494**	**1,704**

For the year ended 30 September 2005

Name	Number of awards held at 1 Oct 2004	Awards granted as compensation in the current financial year	Awards exercised during the current financial year	Other changes (a) (b)	Number of awards held at 30 Sept 2005	Number of awards vested in the current financial year	Number of awards vested and exercisable at 30 Sept 2005
Executive Director							
G P Kelly	25,000	57,600	(25,000)	-	57,600	25,000	-
Executives							
G Bartlett	37,646	14,561	(23,943)	-	28,264	24,863	920
R Chapman	11,211	5,801	(5,442)	-	11,570	1,744	601
P Clare	18,637	4,535	(11,618)	-	11,554	4,893	736
P Fegan	65,851	17,783	(26,848)	-	56,786	26,213	21,675
D Gall	-	2,154	-	6,611	8,765	8,907	3,182
J Loebenstein	33,499	9,719	(18,274)	-	24,944	19,878	1,602
S McKerihan	52,891	15,365	(28,708)	-	39,548	31,139	2,431
B Wright	22,994	3,497	(17,519)	-	8,972	18,071	552
Former							
A Thorburn	16,756	41	(8,345)	(8,452)	-	-	-

(a) On 1 March 2005, Mr D Gall was appointed to the position of Group Executive. At this date, Mr Gall held 6,611 awards.

(b) Mr A Thorburn departed the Bank during the 2005 financial year and forfeited his awards.

No awards held by key management personnel are vested but not exercisable at 30 September 2005 or 2006.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 51: Related Parties continued

(iv) Equity holdings of key management personnel and their related parties

The following tables set out the movement during the financial year in the number of ordinary shares, PRYMES and SAINTS of St.George Bank Limited held directly, indirectly or beneficially, by each key management person, including their personally related entities.

		Movements during the year					
	Held at 1 Oct 2005	Purchases	Exercise of options	Exercise of rights	Sales	Other changes (1)	Held at 30 Sep 2006
SHARES							
Directors							
J M Thame	**150,000**	**-**	**-**	**-**	**-**	**216**	**150,216**
G P Kelly	**275,000**	**-**	**250,000**	**-**	**-**	**-**	**525,000**
J S Curtis (2)	**19,807**	**2,734**	**-**	**-**	**-**	**-**	**22,541**
T J Davis	**4,988**	**6,635**	**-**	**-**	**-**	**-**	**11,623**
R A F England	**2,551**	**50**	**-**	**-**	**-**	**-**	**2,601**
P D R Isherwood	**26,596**	**1,352**	**-**	**-**	**-**	**-**	**27,948**
L B Nicholls	**4,669**	**1,150**	**-**	**-**	**-**	**-**	**5,819**
G J Reaney	**44,440**	**3,076**	**-**	**-**	**-**	**-**	**47,516**
	528,051	**14,997**	**250,000**	**-**	**-**	**216**	**793,264**
Former Director							
L F Bleasel	**48,720**	**-**	**-**	**-**	**-**	**(48,720)**	**-**
Executives							
G Bartlett	**519,651**	**-**	**66,016**	**10,098**	**-**	**-**	**595,765**
R Chapman	**9,797**	**-**	**40,058**	**2,839**	**(3,071)**	**-**	**49,623**
P Clare	**16,667**	**-**	**-**	**4,150**	**-**	**-**	**20,817**
P Fegan (3)	**109,122**	**24,080**	**60,148**	**32,378**	**-**	**-**	**225,728**
D Gall	**31,729**	**-**	**-**	**4,359**	**-**	**-**	**36,088**
J Loebenstein	**300,229**	**-**	**25,052**	**7,290**	**-**	**-**	**332,571**
S McKerihan	**403,387**	**-**	**32,190**	**14,534**	**-**	**-**	**450,111**
B Wright	**78,027**	**-**	**40,058**	**3,342**	**-**	**-**	**121,427**
	1,468,609	**24,080**	**263,522**	**78,990**	**(3,071)**	**-**	**1,832,130**
PRYMES							
Director							
J M Thame (4)	**63**	**-**	**-**	**-**	**-**	**(63)**	**-**
Former Director							
L F Bleasel (1)	**427**	**-**	**-**	**-**	**-**	**(427)**	**-**
SAINTS							
Directors							
G P Kelly	**208**	**-**	**-**	**-**	**-**	**-**	**208**
J S Curtis	**318**	**-**	**-**	**-**	**-**	**-**	**318**
P D R Isherwood	**263**	**-**	**-**	**-**	**-**	**-**	**263**
	789	**-**	**-**	**-**	**-**	**-**	**789**

(1) During the year, Mr L F Bleasel retired as a Director of the Bank.

(2) Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

(3) A put option has been entered into with an entity outside the Group in respect of 40,000 shares held at 30 September 2006.

(4) Mr J M Thame's PRYMES were converted into 216 ordinary shares on 21 February 2006.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 51: Related Parties continued

	Held at 1 Oct 2004	Purchases	Exercise of options	Exercise of rights	Sales	Other changes (1)(2)	Held at 30 Sep 2005
		← Movements during the year				→	
SHARES							
Directors							
J M Thame	150,000	-	-	-	-	-	150,000
G P Kelly	25,000	-	250,000	25,000	(25,000)	-	275,000
L F Bleasel	46,471	2,249	-	-	-	-	48,720
J S Curtis [3]	18,166	1,641	-	-	-	-	19,807
T J Davis	-	4,988	-	-	-	-	4,988
R A F England	500	2,051	-	-	-	-	2,551
P D R Isherwood	25,287	1,309	-	-	-	-	26,596
L B Nicholls	3,617	1,052	-	-	-	-	4,669
G J Reaney	42,388	2,052	-	-	-	-	44,440
	311,429	15,342	250,000	25,000	(25,000)	-	576,771
Former Director							
F J Conroy	14,578	418	-	-	-	(14,996)	-
Executives							
G Bartlett	481,974	-	13,734	23,943	-	-	519,651
R Chapman	6,555	-	-	5,442	(2,200)	-	9,797
P Clare	5,049	-	-	11,618	-	-	16,667
P Fegan [4]	41,266	25,986	15,022	26,848	-	-	109,122
D Gall	-	-	-	-	-	31,729	31,729
J Loebenstein	272,513	-	9,442	18,274	-	-	300,229
S McKerihan	374,679	-	-	28,708	-	-	403,387
B Wright	40,479	-	20,029	17,519	-	-	78,027
	1,222,515	25,986	58,227	132,352	(2,200)	31,729	1,468,609
Former Executive							
A Thorburn	8,889	-	30,043	8,345	-	(47,277)	-
PRYMES							
Directors							
J M Thame	63	-	-	-	-	-	63
L F Bleasel	427	-	-	-	-	-	427
	490	-	-	-	-	-	490
Former Director							
F J Conroy	63	-	-	-	-	(63)	-
SAINTS							
Directors							
G P Kelly	208	-	-	-	-	-	208
J S Curtis	318	-	-	-	-	-	318
P D R Isherwood	263	-	-	-	-	-	263
	789	-	-	-	-	-	789
Former Director							
F J Conroy	109	-	-	-	-	(109)	-

(1) During the year, Mr F J Conroy retired as Chairman and Mr A Thorburn resigned from his position as Group Executive - Personal Customers. Accordingly, Mr F J Conroy and Mr A Thorburn are no longer a Director and executive respectively. On resignation, Mr A Thorburn forfeited 168,017 options and 8,452 awards.

(2) On 1 March 2005, Mr D Gall was appointed to the position of Group Executive - Retail Business. At that date, Mr Gall held 31,729 shares.

(3) Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

(4) A put option has been entered into with an entity outside the Group in respect of 40,000 shares held at 30 September 2005.

Key management personnel and their related parties received dividends on these equity instruments on conditions that are no more favourable than other equity holders.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 51: Related Parties continued

Loans to key management personnel

Details regarding the aggregate of loans made, guaranteed or secured to key management personnel and their related parties, and the number of individuals are as follows:

		Opening balance $'000	Closing balance $'000	Interest charged $'000	Interest not charged $'000	Number in Group at 30 Sept
Total for key management personnel	**2006**	**13,946**	**17,122**	**1,132**	**12**	**9**
	2005	13,390	13,946	951	12	10
Total for other related parties	**2006**	**-**	**805**	**14**	**-**	**-**
	2005	-	-	-	-	-
Total for key management personnel and their related parties	**2006**	**13,946**	**17,927**	**1,146**	**12**	**9**
	2005	13,390	13,946	951	12	10

Details of loans to key management personnel and their related parties, where the individual's loan(s) balances exceeded $100,000 at any time during the year are as follows:

For the year ended 30 September 2006	Balance at 1 Oct 2005 $'000	Balance at 30 Sept 2006 $'000	Highest balance during the year $'000	Interest charged $'000	Interest not charged $'000
Director					
L B Nicholls	**205**	**343**	**343**	**27**	**-**
Executives					
G Bartlett	**4,012**	**4,517**	**4,666**	**268**	**10**
R Chapman	**-**	**326**	**326**	**5**	**-**
P Clare	**1,069**	**743**	**1,069**	**49**	**-**
P Fegan	**3,033**	**5,179**	**5,509**	**348**	**-**
D Gall	**799**	**823**	**1,023**	**38**	**6**
J Loebenstein	**2,374**	**3,647**	**4,124**	**236**	**-**
S McKerihan	**2,007**	**1,791**	**2,320**	**139**	**-**

For the year ended 30 September 2005	Balance at 1 Oct 2004 $'000	Balance at 30 Sept 2005 $'000	Highest balance during the year $'000	Interest charged $'000	Interest not charged $'000
Director					
L B Nicholls	315	205	353	27	-
Executives					
G Bartlett	3,894	4,012	4,061	247	9
P Clare	1,219	1,069	1,221	71	-
P Fegan	2,122	3,033	3,066	231	-
D Gall (appointed 1 March 2005)	-	799	835	28	-
J Loebenstein	2,343	2,374	2,627	180	-
S McKerihan	2,734	2,007	3,005	144	-
B Wright	109	65	109	6	-
Former Executive					
A Thorburn (resigned)	631	-	644	6	-

Notes to the Financial Statements

For the year ended 30 September 2006

Note 51: Related Parties continued

No loans to key management personnel and their related parties have been guaranteed or secured against the assets of any entities in the Group. No amounts have been written down or provided for as the loans are considered fully performing. With the exception of an interest free loan to Mr G Bartlett of $140,785 that was advanced in 1989, and the interest free loan to Mr D Gall of $44,074, which was repaid during 2006, all loans provided by the Bank to key management personnel are made in the ordinary course of business on an arms length basis and are entered into under normal terms and conditions consistent with those offered by the Bank to its customers. For loans that have loan interest offset facilities, the interest charged that is disclosed above is calculated after the offset.

Other transactions with key management personnel and their related parties
All other transactions with key management personnel (including their related parties) were conducted on an arms length basis in the ordinary course of business and on normal terms and conditions for customers, employees or suppliers. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and deposit transactions or the provision of financial, utility or postal services.

The Bank has agreements with certain Non-Executive Directors providing for benefits to be paid on their retirement or death. The maximum benefit payable is disclosed in Note 39.

The Bank has agreements with key management personnel providing for termination payments in certain circumstances. Details of these service contracts are disclosed in Note 39.

Controlled entities
The Bank's aggregate investment in amounts receivable from and amounts due to controlled entities are disclosed in the Balance Sheet of the Bank.

Details of amounts paid or received from controlled entities in the form of dividends or interest are set out in Notes 2 and 3.

Note 52: Explanation of Transition to AIFRS

As stated in Note 1, *these are* the Bank's and Group's first consolidated annual financial statements to be prepared in accordance with AIFRS.

The policies set out in the significant accounting policies section of this report have been applied in preparing the financial statements for the year ended 30 September 2006. With the exception of financial instruments, the comparative figures in respect of the 30 September 2005 year and opening AIFRS balance sheet at 1 October 2004 have been prepared in accordance with AIFRS.

The Group has taken the exemption available under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS) to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 October 2005. Accordingly, AIFRS adjustments relating to these standards have only been included in the 1 October 2005 balance sheet reconciliation.

In preparing its opening AIFRS balance sheet and comparative period results, amounts reported previously in financial statements prepared in accordance with the previous basis of accounting (previous GAAP) have been adjusted. An explanation of how the transition from previous GAAP to AIFRS has affected the Bank's and Group's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

In explaining the impact of adopting AIFRS, adjustments have been categorised into reclassifications of existing assets, liabilities and equity, consolidation of new entities into the Group and changes in the recognition and measurement of items in the income statement and balance sheet.

(i) Reclassifications
In accordance with AIFRS classification requirements, assets and liabilities reported under previous GAAP have been reclassified.

Key items reclassified for periods prior to 1 October 2005 include:

- Deferred computer software expenditure has been reclassified from other assets to intangible assets (refer Note (ix)).
- Deferred tax assets and *liabilities* have been separately identified within the balance sheet (refer Note (vii)).

Key items reclassified from 1 October 2005 include:

- Derivative assets and liabilities recognised under previous GAAP have been reclassified from other assets and other liabilities to derivative assets and derivative liabilities respectively (refer Note (xii)).
- Trading assets and part of other investments have been reclassified to assets at fair value through the income statement (refer Note (xiv)).
- Investment securities and part of other investments have been reclassified to available for sale investments (refer Note (xiv)).
- Deferred origination costs previously recognised within other assets have been reclassified to loans and other receivables (refer Note (xi)).
- Reclassification of Depositary Capital Securities included within minority interests under previous GAAP to liabilities at fair value through the income statement (refer Note (x)).
- Reclassification of Preferred Resetting Yield Marketable Equity Securities included within shareholders' equity under previous GAAP to bonds and notes (refer Note (x)).
- Reclassification of income earned on bank acceptances from other income to interest income (refer Note (xvi)).

(ii) Consolidation
AIFRS has resulted in the consolidation of both St.George's securitised assets and certain asset-backed conduit vehicles. The consolidation of these vehicles from 1 October 2004 results in a "gross-up" of the balance sheet and income statement, however, there is no significant impact on profit or shareholders' equity.

(iii) Recognition and measurement
AIFRS has required a change from previous GAAP recognition and measurement practices for both income statement and balance sheet items.

Key items for periods prior to 1 October 2005 include:

- Goodwill is no longer amortised, instead being subject to an annual assessment for impairment.
- The fair value of equity instruments granted to employees after 7 November 2002 which are unvested at 1 *January* 2005 is recognised as an expense over the vesting period.

Note 52: Explanation of Transition to AIFRS continued

- Leveraged lease income is recognised over the lease term on an effective pre-tax yield basis.
- Land and buildings are recognised at deemed cost, with the previous asset revaluation reserve transferred to retained earnings and the recognition of a deferred tax liability.
- The defined benefit plan deficit is recognised as a liability.
- Certain items previously included within deferred expenditure are no longer eligible for recognition within intangible assets and have been written off.
- Income tax deferred assets and liabilities are recognised based upon a "balance sheet approach".

Key items from 1 October 2005 include:

- Share issue and redemption costs relating to the PRYMES are included in the measurement value of the liability.
- Certain fees previously recognised as income are deferred and recognised on an effective yield basis.
- All derivatives are recognised at fair value, with hedge accounting applied in circumstances where strict criteria are satisfied.
- Loan provisioning methodologies have changed, resulting in the write-back of general provisions under previous GAAP and the recognition of AIFRS collective provisions.
- Certain financial instruments have been recognised as available for sale investments at fair value with changes in fair value recognised in an equity reserve.
- Depositary Capital Securities and related derivatives are fair valued through the income statement.

Income statement reconciliation

The following table reconciles comparative income statement figures from previous GAAP to AIFRS.

Consolidated $m	AGAAP Group	← AIFRS transition adjustments (1) Consolidation	Recognition and measurement	Total AIFRS transition →	Reclassification of discontinued operation	AIFRS Group
For the year ended 30 September 2005						
Interest income	4,686	819	-	819	(31)	5,474
Interest expense	2,979	725	-	725	(27)	3,677
Net interest income	1,707	94 (iii)	-	94	(4)	1,797
Other income	1,084	(96) (iii)	-	(96)	-	988
Total operating income	2,791	(2)	-	(2)	(4)	2,785
Bad and doubtful debts expense	110	-	-	-	(1)	109
Operating expenses	1,279	(2) (iii)	15 (ii),(v)	13	(13)	1,279
Share of profit of equity accounted associates	3	-	-	-	-	3
Goodwill amortisation and write-off	105	-	(101) (i)	(101)	-	4
Profit before income tax	**1,300**	-	**86**	**86**	**10**	**1,396**
Income tax expense	414	-	(1) (v)	(1)	-	413
Profit after income tax	**886**	**-**	**87**	**87**	**10**	**983**
Loss from discontinued operation	-	-	-	-	(10)	(10)
Profit after tax and discontinued operation	886	-	87	87	-	973
Attributable to:						
Minority interests	(5)	-	-	-	-	(5)
Equity holders	891	-	87	87	-	978

Bank $m	AGAAP Bank	← AIFRS transition adjustments (1) Consolidation	Recognition and measurement	Total AIFRS transition →	AIFRS Bank
For the year ended 30 September 2005					
Interest income	4,586	-	-	-	4,586
Interest expense	2,995	-	-	-	2,995
Net interest income	1,591	-	-	-	1,591
Other income	943	-	-	-	943
Total operating income	2,534	-	-	-	2,534
Bad and doubtful debts expense	108	-	-	-	108
Operating expenses	1,150	-	15 (ii),(v)	15	1,165
Goodwill amortisation and write-off	62	-	(62) (i)	(62)	-
Profit before income tax	**1,214**	-	**47**	**47**	**1,261**
Income tax expense	330	-	(1) (v)	(1)	329
Profit after income tax	**884**	-	**48**	**48**	**932**

(1) Further explanation of AIFRS transition adjustments is set out on pages 86 to 88.

Note 52: Explanation of Transition to AIFRS continued

Balance sheet reconciliation

Consolidated $m 1 October 2004	AGAAP Group	← AIFRS transition adjustments[1] → Reclassification	Consolidation	Recognition and measurement	Total AIFRS transition	AIFRS Group
Assets						
Cash and liquid assets	1,180	-	-	-	-	1,180
Receivables due from other financial institutions	371	-	631	-	631	1,002
Assets at fair value through the income statement	5,200	-	-	-	-	5,200
Investment securities	415	-	1,022	-	1,022	1,437
Loans and other receivables	54,782	-	10,552	(13) (iv)	10,539	65,321
Bank acceptances of customers	5,132	-	-	-	-	5,132
Investments in associated companies	2	-	-	-	-	2
Other investments	76	-	(22)	-	(22)	54
Property, plant and equipment	472	-	-	-	-	472
Intangible assets	1,165	103 (ix)	-	(3) (ix)	100	1,265
Deferred tax assets	-	86 (vii)	-	2 (vi)	88	88
Other assets	1,165	(189) (vii), (ix)	(50)	-	(239)	926
Total assets	**69,960**	**-**	**12,133**	**(14)**	**12,119**	**82,079**
Liabilities						
Deposits and other borrowings	46,083	-	1,049	-	1,049	47,132
Payables due to other financial institutions	758	-	-	-	-	758
Bank acceptances	5,132	-	-	-	-	5,132
Provision for dividends	12	-	-	-	-	12
Income tax liability	365	(365) (vii)	-	-	(365)	-
Current tax liability	-	154 (vii)	-	-	154	154
Deferred tax liability	-	211 (vii)	-	22 (iv),(v),(vii),(ix)	233	233
Other provisions	106	-	-	-	-	106
Bonds and notes	9,769	-	10,347	-	10,347	20,116
Loan capital	1,619	-	-	-	-	1,619
Bills payable and other liabilities	1,087	-	737	5 (vi)	742	1,829
Total liabilities	**64,931**	**-**	**12,133**	**27**	**12,160**	**77,091**
Net assets	**5,029**	**-**	**-**	**(41)**	**(41)**	**4,988**
Shareholders' Equity						
Share capital	3,964	-	-	-	-	3,964
Reserves	87	-	-	(79) (ii),(v)	(79)	8
Retained profits	619	-	-	38 (ii),(iv),(v),(vi),(vii),(ix)	38	657
Shareholders' equity attributable to members of the Bank	4,670	-	-	(41)	(41)	4,629
Minority interests in controlled entities	359	-	-	-	-	359
Total shareholders' equity	**5,029**	**-**	**-**	**(41)**	**(41)**	**4,988**

(1) Further explanation of AIFRS transition impacts is set out on pages 86 to 88.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 52: Explanation of Transition to AIFRS continued

Balance sheet reconciliation

Bank $m 1 October 2004	AGAAP Bank	← AIFRS transition adjustments [1] Reclassification		Consolidation	Recognition and measurement →		Total AIFRS transition	AIFRS Bank
Assets								
Cash and liquid assets	1,171	-		-	-		-	1,171
Receivables due from other financial institutions	253	-		-	-		-	253
Assets at fair value through the income statement	4,768	-		-	-		-	4,768
Investment securities	385	-		-	-		-	385
Loans and other receivables	52,388	-		-	(13)	(iv)	(13)	52,375
Bank acceptances of customers	5,132	-		-	-		-	5,132
Amounts receivable from controlled entities	2,314	-		-	-		-	2,314
Investment in controlled entities	1,797	-		22	-		22	1,819
Other investments	26	-		(22)	-		(22)	4
Property, plant and equipment	360	-		-	-		-	360
Intangible assets	762	82	(ix)	-	-		82	844
Deferred tax assets	-	85	(vii)	-	2	(vi)	87	87
Other assets	980	(167)	(vii), (ix)	-	-		(167)	813
Total assets	**70,336**	**-**		**-**	**(11)**		**(11)**	**70,325**
Liabilities								
Deposits and other borrowings	45,762	-		-	-		-	45,762
Payables due to other financial institutions	758	-		-	-		-	758
Bank acceptances	5,132	-		-	-		-	5,132
Amounts payable to controlled entities	1,168	-		-	-		-	1,168
Provision for dividends	4	-		-	-		-	4
Income tax liability	355	(355)	(vii)	-	-		(355)	-
Current tax liability	-	147	(vii)	-	-		147	147
Deferred tax liability	-	208	(vii)	-	13	(iv),(v),(vii)	221	221
Other provisions	97	-		-	-		-	97
Bonds and notes	9,769	-		-	-		-	9,769
Loan capital	1,619	-		-	-		-	1,619
Bills payable and other liabilities	948	-		-	5	(vi)	5	953
Total liabilities	**65,612**	**-**		**-**	**18**		**18**	**65,630**
Net assets	**4,724**	**-**		**-**	**(29)**		**(29)**	**4,695**
Shareholders' Equity								
Share capital	3,993	-		-	-		-	3,993
Reserves	112	-		-	(106)	(ii),(v),	(106)	6
Retained profits	619	-		-	77	(ii),(iv),(v),(vi),(vii)	77	696
Total shareholders' equity	**4,724**	**-**		**-**	**(29)**		**(29)**	**4,695**

(1) Further explanation of AIFRS transition impacts is set out on pages 86 to 88.

Note 52: Explanation of Transition to AIFRS continued

Balance sheet reconciliation

Consolidated $m 30 September 2005	AGAAP Group	AIFRS transition adjustments (1) Reclassification		Consolidation	Recognition and measurement		Total AIFRS transition	AIFRS Group
Assets								
Cash and liquid assets	1,184	-		-	-		-	1,184
Receivables due from other financial institutions	529	-		582	-		582	1,111
Assets at fair value through the income statement	6,295	-		(288)	-		(288)	6,007
Investment securities	18	-		1,131	-		1,131	1,149
Loans and other receivables	59,687	-		13,275	(13)	(iv)	13,262	72,949
Bank acceptances of customers	7,098	-		-	-		-	7,098
Investments in associated companies	-	-		-	-		-	-
Other investments	67	-		(22)	-		(22)	45
Property, plant and equipment	459	-		-	(7)	(v)	(7)	452
Intangible assets	1,060	110	(ix)	-	98	(i),(ix)	208	1,268
Deferred tax assets	-	91	(vii)	-	2	(vi)	93	93
Other assets	1,192	(201)	(vii), (ix)	12	-		(189)	1,003
Total assets	**77,589**	**-**		**14,690**	**80**		**14,770**	**92,359**
Liabilities								
Deposits and other borrowings	48,149	-		1,026	-		1,026	49,175
Payables due to other financial institutions	91	-		-	-		-	91
Bank acceptances	7,098	-		-	-		-	7,098
Provision for dividends	12	-		-	-		-	12
Income tax liability	353	(353)	(vii)	-	-		(353)	-
Current tax liability	-	157	(vii)	-	-		157	157
Deferred tax liability	-	196	(vii)	-	21	(iv),(v),(vii),(ix)	217	217
Other provisions	109	-		-	-		-	109
Bonds and notes	13,139	-		12,779	-		12,779	25,918
Loan capital	1,956	-		-	-		-	1,956
Bills payable and other liabilities	1,349	-		885	5	(vi)	890	2,239
Total liabilities	**72,256**	**-**		**14,690**	**26**		**14,716**	**86,972**
Net assets	**5,333**	**-**		**-**	**54**		**54**	**5,387**
Shareholders' Equity								
Share capital	4,105	-		-	-		-	4,105
Reserves	94	-		-	(71)	(ii),(v)	(71)	23
Retained profits	781	-		-	125	(i),(ii),(iv),(v),(vi)(vii),(ix)	125	906
Shareholders' equity attributable to members of the Bank	4,980	-		-	54		54	5,034
Minority interests in controlled entities	353	-		-	-		-	353
Total shareholders' equity	**5,333**	**-**		**-**	**54**		**54**	**5,387**

(1) Further explanation of AIFRS transition impacts is set out on pages 86 to 88.

Note 52: Explanation of Transition to AIFRS continued

Balance sheet reconciliation

Bank $m **30 September 2005**	AGAAP Bank	← AIFRS transition adjustments[1] Reclassification		Consolidation	Recognition and measurement →		Total AIFRS transition	AIFRS Bank
Assets								
Cash and liquid assets	1,175	-		-	-		-	1,175
Receivables due from other financial institutions	505	-		-	-		-	505
Assets at fair value through the income statement	5,893	-		-	-		-	5,893
Investment securities	-	-		-	-		-	-
Loans and other receivables	55,989	-		-	(13)	(iv)	(13)	55,976
Bank acceptances of customers	7,098	-		-	-		-	7,098
Amounts receivable from controlled entities	2,837	-		-	-		-	2,837
Investment in controlled entities	1,812	-		22	-		22	1,834
Investments in associated companies	-	-		-	-		-	-
Other investments	24	-		(22)	-		(22)	2
Property, plant and equipment	348	-		-	-		-	348
Intangible assets	700	90	(ix)	-	62	(i)	152	852
Deferred tax assets	-	91	(vii)	-	2	(vi)	93	93
Other assets	1,066	(181)	(vii), (ix)	-	-		(181)	885
Total assets	**77,447**	**-**		**-**	**51**		**51**	**77,498**
Liabilities								
Deposits and other borrowings	47,775	-		-	-		-	47,775
Payables due to other financial institutions	91	-		-	-		-	91
Bank acceptances	7,098	-		-	-		-	7,098
Amounts payable to controlled entities	734	-		-	-		-	734
Provision for dividends	5	-		-	-		-	5
Income tax liability	340	(340)	(vii)	-	-		(340)	-
Current tax liability	-	145	(vii)	-	-		145	145
Deferred tax liability	-	195	(vii)	-	12	(iv),(v),(vii)	207	207
Other provisions	100	-		-	-		-	100
Bonds and notes	13,139	-		-	-		-	13,139
Loan capital	1,956	-		-	-		-	1,956
Bills payable and other liabilities	1,163	-		-	5	(vi)	5	1,168
Total liabilities	**72,401**	**-**		**-**	**17**		**17**	**72,418**
Net assets	**5,046**	**-**		**-**	**34**		**34**	**5,080**
Shareholders' Equity								
Share capital	4,136	-		-	-		-	4,136
Reserves	109	-		-	(91)	(ii),(v)	(91)	18
Retained profits	801	-		-	125	(i),(ii),(iv),(v),(vi),(vii)	125	926
Total shareholders' equity	**5,046**	**-**		**-**	**34**		**34**	**5,080**

(1) Further explanation of AIFRS transition impacts is set out on pages 86 to 88.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 52: Explanation of Transition to AIFRS continued

Balance sheet reconciliation

Consolidated $m 1 October 2005	AGAAP Group	Total AIFRS adjustments[1]	←AIFRS Transition adjustments[2]→ Reclassification	Recognition and measurement	Total AIFRS transition	AIFRS Group
Assets						
Cash and liquid assets	1,184	-	-	-	-	1,184
Receivables due from other financial institutions	529	582	-	-	582	1,111
Assets at fair value through the income statement	6,295	(288)	(1,313) (xiv),(xvi)	(2) (xiv)	(1,603)	4,692
Derivative assets	-	-	368 (xii)	99 (xii)	467	467
Available for sale investments	-	-	1,170 (xiv)	7 (xiv)	1,177	1,177
Investment securities	18	1,131	(1,149) (xiv)	-	(18)	-
Loans and other receivables	59,687	13,262	73 (xi)	(113) (xi),(xiii)	13,222	72,909
Bank acceptances of customers	7,098	-	1,337 (xvi)	(29) (xvi)	1,308	8,406
Investments in associated companies	-	-	-	-	-	-
Other investments	67	(22)	(45) (xiv)	-	(67)	-
Property, plant and equipment	459	(7)	-	-	(7)	452
Intangible assets	1,060	208	-	-	208	1,268
Deferred tax assets	91	2	-	155 (x),(xi),(xii), (xiii),(xvi)	157	248
Other assets	1,101	(98)	(441) (xi),(xii)	(3) (x),(xii)	(542)	559
Total assets	**77,589**	**14,770**	**-**	**114**	**14,884**	**92,473**
Liabilities						
Deposits and other borrowings	48,149	1,026	-	-	1,026	49,175
Payables due to other financial institutions	91	-	-	-	-	91
Liabilities at fair value through the income statement	-	-	382 (x)	17 (x)	399	399
Derivative liabilities	-	-	1,558 (xii)	109 (xii)	1,667	1,667
Bank acceptances	7,098	-	-	(28) (xvi)	(28)	7,070
Provision for dividends	12	-	-	-	-	12
Income tax liability	353	(353)	-	-	(353)	-
Current tax liability	-	157	-	-	157	157
Deferred tax liabilities	-	217	-	47 (xi),(xii) (xiv),(xvi)	264	264
Other provisions	109	-	-	-	-	109
Bonds and notes	13,139	12,779	293 (x)	12 (x),(xii)	13,084	26,223
Loan capital	1,956	-	-	-	-	1,956
Bills payable and other liabilities	1,349	890	(1,608) (x),(xii)	34 (xii)	(684)	665
Total liabilities	**72,256**	**14,716**	**625**	**191**	**15,532**	**87,788**
Net assets	**5,333**	**54**	**(625)**	**(77)**	**(648)**	**4,685**
Shareholders' Equity						
Share capital	4,105	-	(291) (x)	-	(291)	3,814
Reserves	94	(71)	-	54 (xii), (xiii), (xiv)	(17)	77
Retained profits	781	125	-	(131) (x),(xi),(xii), (xiii),(xiv)	(6)	775
Shareholders' equity attributable to members of the Bank	4,980	54	(291)	(77)	(314)	4,666
Minority interests in controlled entities	353	-	(334) (x)	-	(334)	19
Total shareholders' equity	**5,333**	**54**	**(625)**	**(77)**	**(648)**	**4,685**

(1) Represents the AIFRS impact as at 30 September 2005 of the application of all AIFRS standards from 1 October 2004, except AASB 132 and 139.

(2) Represents AIFRS transition impacts for AASB 132 and 139 which have been adjusted as at 1 October 2005 (these are explained on pages 88 to 90).

Notes to the Financial Statements

For the year ended 30 September 2006

Note 52: Explanation of Transition to AIFRS continued

Balance sheet reconciliation

Bank $m 1 October 2005	AGAAP Bank	← AIFRS Transition adjustments [2] → Total AIFRS adjustments [1]	Reclassification	Recognition and measurement	Total AIFRS transition	AIFRS Bank
Assets						
Cash and liquid assets	1,175	-	-	-	-	1,175
Receivables due from other financial institutions	505	-	-	-	-	505
Assets at fair value through the income statement	5,893	-	(1,335) (xiv),(xvi)	(2) (xiv)	(1,337)	4,556
Derivative assets	-	-	299 (xii)	237 (x),(xii)	536	536
Available for sale investments	-	-	-	-	-	-
Investment securities	-	-	-	-	-	-
Loans and other receivables	55,989	(13)	73 (xi)	(68) (xi),(xiii)	(8)	55,981
Bank acceptances of customers	7,098	-	1,337 (xvi)	(29) (xvi)	1,308	8,406
Amounts receivable from controlled entities	2,837	-	-	-	-	2,837
Investments in controlled entities	1,812	22	-	-	22	1,834
Investments in associated companies	-	-	-	-	-	-
Other investments	24	(22)	(2) (xiv)	-	(24)	-
Property, plant and equipment	348	-	-	-	-	348
Intangible assets	700	152	-	-	152	852
Deferred tax assets	91	2	-	187 (x),(xi),(xii), (xiii),(xvi)	189	280
Other assets	975	(90)	(372) (xi),(xii)	(1) (xii)	(463)	512
Total assets	**77,447**	**51**	**-**	**324**	**375**	**77,822**
Liabilities						
Deposits and other borrowings	47,775	-	-	-	-	47,775
Payables due to other financial institutions	91	-	-	-	-	91
Liabilities at fair value through the income statement	-	-	-	-	-	-
Derivative liabilities	-	-	719 (xii)	103 (xii)	822	822
Bank acceptances	7,098	-	-	(28) (xvi)	(28)	7,070
Amounts payable to controlled entities	734	-	-	189 (x)	189	923
Provision for dividends	5	-	(2) (x)	-	(2)	3
Income tax liability	340	(340)	-	-	(340)	-
Current tax liability	-	145	-	-	145	145
Deferred tax liabilities	-	207	-	77 (x),(xi),(xii) (xvi)	284	284
Other provisions	100	-	-	-	-	100
Bonds and notes	13,139	-	293 (x)	13 (x),(xii)	306	13,445
Loan capital	1,956	-	-	-	-	1,956
Bills payable and other liabilities	1,163	5	(719) (xii)	35 (xii)	(679)	484
Total liabilities	**72,401**	**17**	**291**	**389**	**697**	**73,098**
Net assets	**5,046**	**34**	**(291)**	**(65)**	**(322)**	**4,724**
Shareholders' Equity						
Share capital	4,136	-	(291) (x)	-	(291)	3,845
Reserves	109	(91)	-	62 (xii),(xiii)	(29)	80
Retained profits	801	125	-	(127) (x),(xi),(xii), (xiii), (xiv), (xvi)	(2)	799
Total shareholders' equity	**5,046**	**34**	**(291)**	**(65)**	**(322)**	**4,724**

(1) Represents the AIFRS impact as at 30 September 2005 of the application of all AIFRS standards from 1 October 2004, except AASB 132 and 139.

(2) Represents AIFRS transition impacts for AASB 132 and 139 which have been adjusted as at 1 October 2005 (these are explained on pages 88 to 90).

Notes to the Financial Statements

For the year ended 30 September 2006

Note 52: Explanation of Transition to AIFRS continued

Reconciliation of Shareholders' Equity

The following table summarises the AIFRS transition impact on the components of shareholders' equity at each balance date shown.

Consolidated $m	Note	As at 1 Oct 2004	Year ended 30 Sept 2005	As at 1 Oct 2005	Total
Retained Earnings					
AIFRS transition adjustments:					
Goodwill	(i)	-	101	-	101
Share based payments	(ii)	(4)	(13)	-	(17)
Leveraged leases	(iv)	(9)	-	-	(9)
Property, plant and equipment	(v)	54	(1)	-	53
Employee benefits	(vi)	(3)	-	-	(3)
Income tax	(vii)	2	-	-	2
Intangibles	(ix)	(2)	-	-	(2)
Hybrid financial instruments	(x)	-	-	(28)	(28)
Transaction fees and costs	(xi)	-	-	(86)	(86)
Hedging	(xii)	-	-	(20)	(20)
Loan provisioning	(xiii)	-	-	73	73
Loan provisioning	(xiii)	-	-	(68)	(68)
Financial instruments	(xiv)	-	-	(2)	(2)
		38	87	(131)	(6)
Share Capital					
AIFRS transition adjustments:					
Hybrid financial instruments	(x)	-	-	(291)	(291)
		-	-	(291)	(291)
Other Reserves					
AIFRS transition adjustments:					
Share based payments	(ii)	4	13	-	17
Property, plant and equipment	(v)	(83)	(5)	-	(88)
Hedging	(xii)	-	-	(19)	(19)
Financial instruments	(xiv)	-	-	5	5
General reserve for credit losses	(xiii)	-	-	68	68
		(79)	8	54	(17)
Total AIFRS adjustments to equity attributable to members of the Bank		**(41)**	**95**	**(368)**	**(314)**
Minority Interests					
AIFRS transition adjustments:					
Hybrid financial instruments	(x)	-	-	(334)	(334)
		-	**-**	**(334)**	**(334)**

Notes to the Financial Statements

For the year ended 30 September 2006

Note 52: Explanation of Transition to AIFRS continued

Reconciliation of Shareholders' Equity

Bank $m	Note	As at 1 Oct 2004	Year ended 30 Sept 2005	As at 1 Oct 2005	Total
Retained Earnings					
AIFRS transition adjustments:					
Goodwill	(i)	-	62	-	62
Share based payments	(ii)	(4)	(12)	-	(16)
Leveraged leases	(iv)	(9)	-	-	(9)
Property, plant and equipment	(v)	81	(2)	-	79
Employee benefits	(vi)	(3)	-	-	(3)
Income tax	(vii)	12	-	-	12
Hybrid financial instruments	(x)	-	-	(34)	(34)
Transaction fees and costs	(xi)	-	-	(50)	(50)
Hedging	(xii)	-	-	(26)	(26)
Loan provisioning	(xiii)	-	-	63	63
Loan provisioning	(xiii)	-	-	(79)	(79)
Financial instruments	(xiv)	-	-	(1)	(1)
		77	48	(127)	(2)
Share Capital					
AIFRS transition adjustments:					
Hybrid financial instruments	(x)	-	-	(291)	(291)
		-	-	(291)	(291)
Other Reserves					
AIFRS transition adjustments:					
Share based payments	(ii)	4	12	-	16
Property, plant and equipment	(v)	(110)	3	-	(107)
Hedging	(xii)	-	-	(17)	(17)
General reserve for credit losses	(xiii)	-	-	79	79
		(106)	15	62	(29)
Total AIFRS adjustments to equity attributable to members of the Bank		**(29)**	**63**	**(356)**	**(322)**

Notes to the Financial Statements

For the year ended 30 September 2006

Note 52: Explanation of Transition to AIFRS continued

Reconciliation of Statements of Cash Flows

The adoption of AIFRS has impacted the statements of cash flows. The main differences to previous GAAP arise due to the consolidation of special purpose entities (refer Note (iii)) and the reclassification of certain cash flows from investing and financing activities to operating activities.

The impact of AIFRS is reflected below:

$m	Previous GAAP	Adjustments	AIFRS
Consolidated			
For the year ended 30 September 2005			
Cash flows (used in)/provided by operating activities	(99)	704	605
Cash flows (used in) investing activities	(4,622)	4,522	(100)
Cash flows provided by/(used in) financing activities	5,203	(5,275)	(72)
Cash movement	482	(49)	433
Cash at the beginning of the year	674	631	1,305
Cash at the end of the year	1,156	582	1,738
Bank			
For the year ended 30 September 2005			
Cash flows (used in)/provided by operating activities	(121)	1,416	1,295
Cash flows (used in) investing activities	(4,007)	3,448	(559)
Cash flows provided by/(used in) financing activities	4,699	(4,864)	(165)
Cash movement	571	-	571
Cash at the beginning of the year	547	-	547
Cash at the end of the year	1,118	-	1,118

Notes to the Financial Statements

For the year ended 30 September 2006

Note 52: Explanation of Transition to AIFRS continued

AIFRS impacts from 1 October 2004

(i) Goodwill

In accordance with the election available under AASB 1, the Group has not restated any business combinations that occurred prior to 1 October 2004.

Goodwill is recognised under AIFRS at cost less accumulated amortisation as at 1 October 2004 and is subject to an annual assessment for impairment. If there is any goodwill impairment, it will be recognised immediately in the income statement. There is no goodwill impairment in existence as at 1 October 2004, 30 September 2005 or 30 September 2006.

Goodwill will no longer be subject to periodic amortisation and the goodwill amortisation charge recognised under previous GAAP has been reversed. This has resulted in an increase in profit after tax of $101 million for the year ended 30 September 2005 (Bank: $62 million). In addition, the carrying amount of goodwill has been increased by $101 million as at 30 September 2005 (Bank: $62 million).

(ii) Share based compensation

The Group did not recognise an expense in relation to its employee share and options schemes under previous GAAP. Following transition to AIFRS, the fair value of equity instruments granted to employees has been calculated and recognised as an expense through amortisation over the relevant vesting period, adjusted for the expected and actual level of vesting for non-market related vesting conditions.

In accordance with the election available under AASB 1, the Group has only applied AASB 2 "Share Based Payment" to equity instruments granted after 7 November 2002 which were unvested at 1 January 2005.

Upon transition to AIFRS, a reduction of $4 million (Bank: $4 million) to retained earnings at 1 October 2004 was recognised, representing the expensing of employee equity grants over the vesting period to this date. In addition, an expense of $13 million (Bank: $12 million) was recognised to restate the result for the year ended 30 September 2005. In conjunction with the recognition of an expense for employee equity grants, a corresponding increase is recognised within an equity compensation reserve.

(iii) Consolidation

AIFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle as part of securitisation transactions. Existing securitisations, both of St.George's assets and assets held in asset-backed conduit vehicles, had not been consolidated within the St.George Group under previous GAAP. However, under AIFRS the Group is considered to control these special purpose vehicles and therefore is required to consolidate these entities.

The new AIFRS consolidation requirements have resulted in a gross-up of assets and liabilities within the balance sheet as at 1 October 2004 of $11.1 billion (30 September 2005: $13.6 billion) in relation to the securitisation of St.George's assets and $1.0 billion (30 September 2005: $1.1 billion) in relation to asset-backed conduit vehicles.

The consolidation of these vehicles has no net profit impact, however, it does result in a reclassification of items within the income statement. For the year ended 30 September 2005, net interest income increased by $94 million, non-interest income decreased by $96 million and operating expenses decreased by $2 million.

In addition, certain asset-backed conduit vehicle assets recognised upon consolidation are classified as available for sale investments, with movements in their fair value recognised in an available for sale reserve within equity from 1 October 2005.

The consolidation of the Ascalon Funds Seed Pool Trust has resulted in a reclassification of $22 million (Bank: $22 million) from Other Investments to Investment Securities (Bank: Investment in Controlled Entities).

(iv) Leveraged leases

Income from leveraged leases was recognised under previous GAAP progressively over the lease term on an effective yield after tax basis, with related upfront fee income recognised upon receipt.

Under AIFRS, all income on leveraged leases is recognised progressively over the lease term on an effective pre-tax yield basis.

A transitional adjustment was recognised at 1 October 2004 to increase unearned income by $13 million (Bank: $13 million) and decrease deferred tax liabilities by $4 million (Bank: $4 million), resulting in a $9 million (Bank: $9 million) reduction to retained earnings.

There has been no significant impact on net profit during 2005 as a result of the revised AIFRS income recognition methodology.

(v) Property, plant and equipment

The Group recognised land and buildings under previous GAAP at revalued amounts, with revaluation increments and decrements recorded in an asset revaluation and realisation reserve.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 52: Explanation of Transition to AIFRS continued

AIFRS impacts from 1 October 2004 continued

In accordance with the election available under AASB 1, the Group has used the revalued amount for land and buildings under previous GAAP as at 1 October 2004 as "deemed cost" under AIFRS. The balance of the asset revaluation and realisation reserve of $83 million (Bank: $110 million) at 1 October 2004 has been transferred to retained earnings and together with the recognition of a deferred tax liability of $29 million (Bank: $29 million), has resulted in an increase in retained earnings of $54 million (Bank: $81 million). In addition, the movement in the asset revaluation reserve under previous GAAP of $7 million (Bank: $nil) (prior to decrements recognised in the asset revaluation reserve of $2 million (Bank: $3 million)) for the year ended 30 September 2005 has been reversed. At 30 September 2005, this resulted in a decrease in land and buildings of $7 million (Bank: $nil), a decrease in the asset revaluation and realisation reserve of $5 million (Bank: increase of $3 million) and a decrease in retained earnings of $2 million (Bank: $2 million) due to the recognition of an impairment loss on land and buildings, as discussed below.

The previous GAAP results for the year ended 30 September 2005 have been reduced by $1 million (Bank: $2 million) after tax under AIFRS, reflecting the combined impact of the recognition of land and buildings impairment that was not reflected in the previous GAAP Statements of Financial Performance but was recognised in an asset revaluation reserve of $2 million (Bank: $3 million) and the reversal of a deferred tax liability of $1 million (Bank: $1 million) on buildings sold during 2005.

(vi) Employee benefits

The Group did not recognise an asset or liability in its balance sheet for the net position of the defined benefit section of the defined contribution superannuation plan sponsored by the Group.

On adoption of AIFRS, a deficit of $5 million (Bank: $5 million) within the Group's defined benefit section of the defined contribution superannuation plan was recognised as a liability, together with a $2 million (Bank: $2 million) increase in deferred tax assets and a decrease in retained earnings at 1 October 2004 of $3 million (Bank: $3 million).

The revised AASB 119 (issued in December 2004) permits a number of options for recognising actuarial gains and losses on an ongoing basis. The Group has adopted the revised AASB 119 and has elected to apply the option to recognise actuarial gains and losses directly in retained earnings.

(vii) Income tax

Upon transition to AIFRS, the Group has changed from the liability method to a "balance sheet approach" to tax effect accounting that requires deferred tax balances to be recognised where there is a difference between the carrying value of an asset/liability and its tax base. In addition, under AIFRS the tax effect follows the underlying transaction and hence can be recognised in equity or as an income tax expense.

The tax adjustments to deferred tax assets and liabilities that arise on transition to AIFRS as at 1 October 2004, comprise an increase of $2 million (Bank: $2 million) in deferred tax assets associated with the defined benefit superannuation deficit, a decrease in deferred tax liabilities of $1 million (Bank: $nil) associated with the write-off of intangible assets relating to capitalised software, an increase of $29 million (Bank: $29 million) in deferred tax liabilities representing the tax effect of the balance of the asset revaluation reserve transferred to retained earnings and a decrease of $4 million (Bank: $4 million) in deferred tax liabilities relating to the change in revenue recognition for leveraged leases.

In addition, a net transitional adjustment decrease to deferred tax liabilities of $2 million (Bank: $12 million) and a $2 million (Bank: $12 million) increase to retained earnings at 1 October 2004 arises from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach for items not previously required to be recognised. This represents the tax effect of tax and accounting carrying value base differences on buildings of $8 million (Bank: $41 million).

Deferred tax assets have been separately recognised on the face of the balance sheet, resulting in a decrease in other assets of $86 million at 1 October 2004 (Bank: $85 million) and $91 million at 30 September 2005 (Bank: $91 million). Current and deferred tax liabilities, previously recognised within income tax liability, have been separately recognised on the face of the balance sheet.

(viii)Life insurance accounting

On transition to AIFRS, the asset representing the Excess of Net Market Value over Net Assets (EMVONA) of a life insurance entity's controlled entities can no longer be recognised. As the Group's life insurance entity did not recognise any EMVONA, this requirement has had no impact.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 52: Explanation of Transition to AIFRS continued

AIFRS impacts from 1 October 2004 continued

(ix) Intangible assets

On transition to AIFRS, certain items previously included within deferred expenditure are no longer eligible for recognition within intangible assets and have been written off. As at 1 October 2004, this resulted in a reduction in intangible assets of $3 million (Bank: $nil), a reduction in deferred tax liabilities of $1 million (Bank: $nil) and a decrease to retained earnings of $2 million (Bank: $nil).

In addition, the Group's deferred expenditure has been reclassified to intangible assets, resulting in a decrease in other assets and a corresponding increase in intangible assets of $103 million (Bank: $82 million) at 1 October 2004 and $110 million (Bank: $90 million) at 30 September 2005.

AIFRS impacts from 1 October 2005

(x) Hybrid financial instruments

PRYMES and DCS, which were classified as equity under previous GAAP, are reclassified as debt under AIFRS. This resulted in a $625 million (Bank: $291 million) decrease in shareholders' equity on transition. The dividends payable (where applicable) on these instruments are classified as interest expense under AIFRS. The SAINTS and the Perpetual Notes will continue to be classified as equity under AIFRS.

The DCS include a number of embedded derivatives that are required under AIFRS to be carried at fair value. The Group has elected to measure the DCS from 1 October 2005 at fair value to the income statement in accordance with the available alternative in AASB 139, resulting in all changes in fair value of the DCS and its embedded derivatives being recognised in the income statement. The impact on the income statement will be partially offset by the fair value recognition on the balance sheet of the derivative that was entered into at the time of the issue of the DCS, whose changes in fair value are also recognised within the income statement. At 1 October 2005, a fair value adjustment to increase the DCS liability by $17 million was recognised together with a deferred tax asset of $5 million, resulting in a reduction in retained earnings of $12 million. In addition, $48 million of associated derivative liabilities and distribution provisions have been reclassified from other liabilities to liabilities at fair value through the income statement.

At 1 October 2005, the Bank recognised a fair value adjustment to increase amounts payable to controlled entities of $189 million, together with a deferred tax asset of $57 million. A corresponding adjustment was recognised in respect to derivative assets of $161 million, together with a deferred tax liability of $48 million. As a result, there was a reduction in retained earnings of $19 million.

PRYMES are measured at fair value net of transaction costs at initial recognition and amortised cost in subsequent periods. Share issue costs relating to PRYMES have been netted against the proceeds from the issue of these securities and classified as equity under previous GAAP. Under AIFRS, share issue costs are deferred and recognised as an adjustment to the yield of the instrument. At 1 October 2005, $15 million (Bank: $15 million) of share issue costs and a redemption premium have been recognised as a reduction to retained earnings. In addition, the amounts payable to holders of the PRYMES of $2 million (Bank: $2 million) have been reclassified and included within the underlying liability balance.

Share issue costs relating to the DCS had been deferred and amortised under previous GAAP. Following the election to recognise the DCS under the fair value option, the remaining balance of deferred costs have been recognised as a reduction to retained earnings of $1 million (Bank: $nil) at 1 October 2005.

(xi) Transaction fees and costs

AIFRS requires fee income that is integral to an instrument to be recognised as an adjustment to the yield of that instrument. AIFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received. The Group deferred and amortised certain home loan broker origination costs under previous GAAP.

On transition, certain fees previously recognised as income, have been deferred in the balance sheet with a corresponding adjustment to retained earnings. This adjustment on transition at 1 October 2005 has resulted in a decrease in loans and receivables of $122 million (Bank: $71 million), an increase in deferred tax assets of $42 million (Bank: $27 million), an increase in deferred tax liabilities of $6 million (Bank: $6 million), and a reduction in retained earnings of $86 million (Bank: $50 million).

In addition, deferred origination costs recognised within other assets under previous GAAP of $73 million (Bank: $73 million) have been reclassified within loans and other receivables from 1 October 2005.

The classification of certain fee income and loan origination costs that are integral to the yield of an instrument will change from non-interest income under previous GAAP to interest income under AIFRS.

Note 52: Explanation of Transition to AIFRS continued

AIFRS impacts from 1 October 2005 continued

(xii) Derivatives and hedging

Under AIFRS, all derivatives contracts, whether used as hedging instruments or otherwise, will be measured at fair value at initial recognition and at each subsequent reporting date in the balance sheet, with a corresponding entry to the income statement or an equity reserve. Under previous GAAP, St.George recognised trading derivatives on a mark to market basis on balance sheet and hedging derivatives on an accruals basis.

AIFRS introduces new requirements in relation to the application of hedge accounting for derivative contracts. Amongst those requirements, hedging instruments must satisfy hedge effectiveness tests.

To the extent hedges are considered ineffective, AIFRS requires such ineffectiveness to be reflected in the income statement. Where ineffectiveness is outside a prescribed range, AASB 139 precludes the use of hedge accounting, which may result in volatility in the income statement. St.George has adopted cash flow hedging and a combination of fair value and cash flow hedging methods in relation to its interest rate and currency hedges respectively. To the extent the fair value hedges are effective, the fair value movement of the derivative instrument will largely offset the movement in the fair value of the underlying hedged item for the risks hedged, which will also be recorded in the income statement. To the extent that cash flow hedges are effective, the fair value movements in derivative instruments will be taken to equity rather than the income statement.

Certain derivatives used to manage short-term balance sheet structural interest rate risks in the banking book will not be eligible for hedge accounting such as Overnight Index Swaps and Forward Rate Agreements. To the extent these and any other non-trading derivatives do not qualify for hedge relationships, additional volatility will arise.

On transition at 1 October 2005, derivative assets of $368 million (Bank: $299 million) have been reclassified from other assets and separately recognised and derivative liabilities of $1.558 billion (Bank: $719 million) have been reclassified from other liabilities and separately recognised. In addition, the recognition of all derivatives at fair value, together with the application of fair value and cash flow hedging, resulted in an increase in derivative assets and derivative liabilities of $99 million (Bank: $76 million) and $109 million (Bank: $103 million) respectively, an increase in deferred tax assets and liabilities of $35 million (Bank: $34 million) and $31 million (Bank: $15 million) respectively, a hedge fair value adjustment reducing bonds and notes by $3 million (Bank: $2 million), a decrease of other assets of $2 million (Bank: $1 million) and an increase in other liabilities of $34 million (Bank: $35 million). This has resulted in a decrease in retained earnings of $20 million (Bank: $26 million) and the recognition of a cash flow hedging reserve of $19 million (Bank: $17 million) after tax.

(xiii) Loan provisioning

AIFRS adopts an approach known as "incurred losses" for loan provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for loans that are known to be impaired. The estimated cash flows on these impaired loans are then discounted to their present value to determine their recoverable amount and the associated provision. As this discount unwinds, there is a resulting recognition of interest in the income statement during the period between recognition of impairment and recovery of the written down amount.

Loans found not to be individually impaired are placed into pools of similar assets with similar risks characteristics to be collectively assessed for impairment. A collective impairment provision may be required where impairment events have occurred but these events cannot be attributed to individual exposures at the reporting date. The collective impairment loss is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The general provision under previous GAAP, based on 0.5% of risk weighted assets, together with certain portfolio provisions on retail loans, have been written back against retained earnings and replaced by a provision based on collective assessment in accordance with AIFRS that has been tax effected. Specific provisions will continue but will be measured based on AIFRS requirements.

A portion of the specific provision of $35 million (Bank: $35 million), an associated deferred tax asset of $10 million (Bank: $10 million), and the general provision of $219 million (Bank: $203 million), which was recognised under previous GAAP, has been reversed to retained earnings. This has resulted in an increase in retained earnings of $244 million (Bank: $228 million).

In accordance with the requirements of AASB 139, a collective provision of $245 million (Bank: $235 million), together with a deferred tax asset of $74 million (Bank: $70 million), has been recognised under AIFRS. This has resulted in a decrease in retained earnings of $171 million (Bank: $165 million).

The difference between the after tax equivalent of the former AGAAP general provision (based on 0.5% of risk weighted assets) and the after tax equivalent of the collective provision has been appropriated from retained earnings to a general reserve for credit losses at 1 October 2005. This has resulted in a $68 million (Bank: $79 million) increase in the general reserve for credit losses and a corresponding decrease in retained earnings. This decrease in retained earnings offsets a net increase in retained earnings of $73 million (Bank: $63 million), which resulted from the write-back of AGAAP loan provisions, and the recognition of AIFRS loan provisions.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 52: Explanation of Transition to AIFRS continued

AIFRS impacts from 1 October 2005 continued

(xiv) Financial instruments

Financial assets carried at fair value and amortised cost under previous GAAP, have been reclassified to assets at fair value through the income statement, with unrealised changes in fair value recognised within the income statement. Included within the reclassification of these securities are trading assets of $6,295 million (Bank: $5,893 million) and other investments of $24 million (Bank: $2 million) as at 1 October 2005.

The use of quoted bid prices in the calculation of the fair value of trading securities has, on transition at 1 October 2005, resulted in a decrease in assets at fair value through the income statement and a corresponding decrease in retained earnings of $2 million (Bank: $2 million).

Financial assets carried at amortised cost under previous GAAP, have been reclassified under AIFRS to Available for Sale (AFS) securities, with unrealised changes in fair value recognised within an equity reserve. Included within the reclassification of these securities are investment securities of $1,149 million (Bank: $nil) and other investments of $21 million (Bank: $nil) as at 1 October 2005. On transition at 1 October 2005, this has resulted in an increase in available for sale investments of $7 million (Bank: $nil), the recognition of a deferred tax liability of $2 million (Bank: $nil), and the recognition of an AFS equity reserve of $5 million (Bank: $nil).

(xv) Income tax

Additional tax effects have arisen in respect of the 1 October 2005 AIFRS transitional adjustments. The recognition of the Depositary Capital Securities (DCS) at fair value resulted in an increase of $5 million (Bank: $57 million) in deferred tax assets of $nil (Bank: $48 million) in deferred tax liabilities. The deferral of transaction fees and costs resulted in an increase in deferred tax assets of $42 million (Bank: $27 million) and deferred tax liabilities of $6 million (Bank: $6 million). The recognition of hedging derivatives and existing hedging derivatives not eligible for AIFRS hedge accounting resulted in the recognition of deferred tax assets of $35 million (Bank: $34 million) and an increase in deferred tax liabilities of $31 million (Bank: $15 million). The recognition of assets and liabilities at fair value resulted in the recognition of a deferred tax liability of $2 million (Bank: $nil) for available for sale investments. The write-back of loan provisions under previous GAAP and recognition of AIFRS collective loan provisions resulted in an increase in deferred tax assets of $64 million (Bank: $60 million). The restatement of the bank acceptance assets and liabilities to an amortised cost basis resulted in a $9 million (Bank: $9 million) increase in deferred tax assets and an $8 million (Bank: $8 million) increase in deferred tax liabilities.

(xvi) Bank acceptances

Under previous GAAP, the Group accepted and discounted bills for customers, classifying these within trading securities at their market value. Upon their "on-sale", customer discounted bills were reclassified to bank acceptance assets and recognised at their face value. A corresponding liability was recognised representing the Group's obligation to the holder of the on-sold bill. Interest income on discounted bills was recognised within interest income and bill acceptance fee income recognised within other income.

Under the recognition requirements of AASB 139, all bank accepted bills (including both discounted and on-sold bills) and the associated liability for on-sold bills are recognised at amortised cost, with interest income and expense recognised using the effective yield methodology. Fee income on bill acceptances is recognised on an effective yield basis within interest income.

At 1 October 2005, the Group's bank accepted and discounted bills recognised within trading securities of $1,337 million (Bank: $1,337 million) under previous GAAP have been reclassified to bank acceptances.

In addition, bank acceptance assets and liabilities have been restated to an amortised cost basis. As at 1 October 2005, this has resulted in a decrease in the bank acceptance asset of $29 million (Bank: $29 million), with the recognition of an associated deferred tax asset of $9 million (Bank: $9 million), and a decrease in the bank acceptance liability of $28 million (Bank: $28 million), with the recognition of an associated deferred tax liability of $8 million (Bank: $8 million). There is no significant impact on retained earnings for these adjustments.

Notes to the Financial Statements

For the year ended 30 September 2006

Note 53: Change in Accounting Policy

In the current financial year, the Group adopted AASB 132 Financial Instruments: Disclosure & Presentation and AASB 139 Financial Instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 and AASB 132 has resulted in changes to balance sheet classifications, recognition of all derivatives at fair value, together with certain financial instruments, and certain loan origination costs being deferred and recognised on an effective yield basis. The PRYMES and DCS have been reclassified from equity to debt. Loan provision methodologies have changed. The impact of these changes together with explanations is contained in Note 52.

Note 54: Events subsequent to balance date

Final dividend

On 1 November 2006, the directors declared a final dividend of 77 cents per ordinary share, amounting to $405 million. This dividend has not been brought to account in the Group's financial statements for the year ended 30 September 2006.

Capital Raising

The Bank intends to issue a $300 million non-innovative Tier 1 capital instrument in December 2006.

Directors' Declaration

For the year ended 30 September 2006

In the opinion of the Directors of St.George Bank Limited ("the Bank")

(1) (a) the Financial Statements and notes are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Bank and the Group as at 30 September 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

(2) there are reasonable grounds to believe that the Bank and the controlled entities identified in Note 43 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to ASIC Class Order 98/1418.

(3) the Directors have been given the declarations by the Managing Director & Chief Executive Officer and Chief Financial Officer for the financial year ended 30 September 2006 pursuant to Section 295A of the Corporations Act 2001.

For and on behalf of the Board of Directors and in accordance with a resolution of the Directors.

J M Thame
Chairman

Gail Kelly

G P Kelly
Managing Director & Chief Executive Officer

Dated at Sydney, New South Wales
7 November 2006

Independent audit report to the Shareholders of St.George Bank Limited

For the year ended 30 September 2006

Scope

We have audited the Financial Report of St.George Bank Limited ("the Bank") for the financial year ended 30 September 2006, consisting of the income statements, statements of recognised income and expense, balance sheets, statements of cash flows, accompanying notes 1 to 54, and the Directors' Declaration set out on pages 2 to 92. The Financial Report includes the Consolidated Financial Statements of the consolidated entity, comprising the Bank and the entities it controlled at the end of the year or from time to time during the financial year. The Bank's Directors are responsible for the Financial Report. The Directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. We have conducted an independent audit of the Financial Report in order to express an opinion on it to the Shareholders of the Bank.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Financial Report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the Financial Report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the Financial Report is presented fairly in accordance with Australian Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Bank's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the Financial Report of St.George Bank Limited is in accordance with:

a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Bank's and consolidated entity's financial position as at 30 September 2006 and of their performance for the financial year ended on that date; and

(ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

P M Reid

P M Reid

Sydney
7 November 2006

Supplementary Information

For the year ended 30 September 2006

Capital Adequacy

Capital adequacy has been calculated in accordance with APRA's AIFRS regulatory requirements that applied from 1 July 2006. In accordance with APRA's transitional arrangements, the $261 million Tier 1 regulatory capital shortfall calculated as the difference between the Group's previous GAAP capital base at 30 June 2006 and AIFRS capital base at 1 July 2006, is subject to transitional relief until 31 December 2007.

	Consolidated	
Qualifying capital	**2006 $m**	2005 $m
Tier 1		
Share capital	**3,868**	3,454
General reserve	**15**	15
Borrowers' and depositors' redemption reserve	**2**	2
PRYMES	**-**	291
SAINTS	**345**	345
Perpetual notes	**34**	31
Step-up preference shares	**148**	-
Depositary capital securities	**335**	328
Minority interests	**(16)**	(12)
Asset realisation reserve	**-**	33
Other reserves	**2**	5
Equity compensation reserve	**29**	-
Retained earnings	**798**	781
Less: Expected dividend (1)	**(344)**	(237)
Capitalised expenses (2)	**(295)**	(184)
Goodwill and other APRA deductions	**(1,513)**	(1,366)
Add: APRA AIFRS transition adjustments (3)	**261**	-
Total Tier 1 capital	**3,669**	3,486
Tier 2		
Asset revaluations	**28**	55
Subordinated debt	**1,835**	1,600
General provision for doubtful debts	**-**	219
General reserve for credit losses/collective provision	**265**	-
Add: APRA AIFRS transition adjustments (3)	**7**	-
Total Tier 2 capital	**2,135**	1,874
Deductions		
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	**27**	27
Other	**1**	1
Total deductions from capital	**28**	28
Total qualifying capital	**5,776**	5,332

(1) Net of estimated reinvestment under the dividend reinvestment plan.

(2) In accordance with APRA's AIFRS regulatory capital requirements, capitalised software costs are also required to be deducted from Tier 1 capital from 1 July 2006.

(3) Transitional relief adjustment approved by APRA to apply to 31 December 2007. In accordance with APRA's AIFRS regulatory requirements applicable from 1 July 2006, the difference between the Group's previous GAAP capital base at 30 June 2006 and AIFRS capital base at 1 July 2006 is subject to transitional relief.

St.George Bank Limited and its Controlled Entities

Supplementary Information

For the year ended 30 September 2006

Risk Weighted Assets

Capital Adequacy	Face value 2006 $m	Risk weight %	Risk weighted balance 2006 $m	Risk weighted balance 2005 $m
(i) On balance sheet assets				
Cash, claims on Reserve Bank, Australian Commonwealth, State and Territory Governments, Central Government and Central Banks of OECD countries	**9,783**	-	-	-
Longer term claims on Australian Commonwealth, State and Territory governments	-	**10**	-	-
Claims on local governments, public sector entities, Authorised Deposit Taking Institutions	**1,538**	**20**	**308**	164
Loans secured by residential property	**48,772**	**50**	**24,386**	23,507
All other assets	**26,059**	**100**	**26,059**	22,085
Total on Balance Sheet assets [1] - credit risk	**86,152**		**50,753**	45,756

	Face value 2006 $m	Credit equivalent 2006 $m	Risk weighted balance 2006 $m	Risk weighted balance 2005 $m
(ii) Off balance sheet exposures				
Direct credit substitutes	**682**	**682**	**682**	551
Trade and performance related items	**60**	**16**	**16**	23
Commitments	**19,301**	**1,056**	**676**	938
Foreign exchange, interest rate and other market related transactions	**197,196**	**1,611**	**347**	250
Total off balance sheet exposures - credit risk	**217,239**	**3,365**	**1,721**	1,762
Risk weighted assets - credit risk			**52,474**	47,518
Risk weighted assets - market risk			**508**	346
Total risk weighted assets			**52,982**	47,864

Risk weighted capital adequacy ratios	%	%
Tier 1	**6.9**	7.3
Tier 2	**4.0**	3.9
Deductions	**(0.1)**	(0.1)
Total capital ratio	**10.8**	11.1

(1) The difference between total on balance sheet assets and the Group's balance sheet results from the alternative treatment prescribed by APRA for items such as goodwill, provisions for bad and doubtful debts and securitisation.

ABN

St.George Bank Limited
ABN 92 055 513 070
AFSL 240997

Key Dates

Annual General Meeting (Sydney)
20 December 2006

Shareholder Information Meeting
(Melbourne)
27 June 2007*

Announcement of Results and Ordinary Dividend

- Interim (half year ended 31 March 2007) 2 May 2007*
- Final (year ended 30 September 2007) 30 October 2007*

Ordinary Shares

Final Dividend (2006) paid
19 December 2006

- Ex-dividend trading 29 November 2006
- Record date 5 December 2006

Interim Dividend (2007) paid 3 July 2007*

- Ex-dividend trading 13 June 2007*
- Record date 19 June 2007*

SAINTS and SPS

Payment date 20 February 2007*

- Ex-dividend trading 30 January 2007*
- Record date 5 February 2007*

Payment date 21 May 2007*

- Ex-dividend trading 30 April 2007*
- Record date 4 May 2007*

Payment date 20 August 2007*

- Ex-dividend trading 30 July 2007*
- Record date 3 August 2007*

Payment date 20 November 2007*

- Ex-dividend trading 30 October 2007*
- Record date 5 November 2007*

* Proposed dates only.

Contact Details

St.George Registered Office
St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone (02) 9236 1111
International (612) 9236 1111
Facsimile (02) 9952 1000

Secretary: M H S Bowan

St.George Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 4519
Melbourne VIC 3001, Australia
Telephone 1800 804 457
International (613) 9415 4000
Facsimile (613) 9473 2500

BankSA
97 King William Street
Adelaide SA 5000
Customer Service 13 13 76

Advance Investor Services
Level 10, 182 George Street
Sydney NSW 2000
Customer Service 1800 819 935

Asgard Wealth Solutions
Level 12, 400 George Street
Sydney NSW 2000
Telephone (02) 9947 1255
Facsimile (02) 9511 2366

Deutsche Bank
(American Depository Receipts)
Depository Receipts Department
60 Wall Street
New York, NY 10005, USA
Telephone (1212) 602 3761

Customer Services

St.George Customer Service Centre	13 33 30
New Account Enquiries and Insurance	13 33 30
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Direct	13 38 00
St.George Financial Advice Contact Centre	1300 367 240
St.George Margin Lending	1300 304 065
Automotive Finance and Business Equipment Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Investor Services	1800 819 935
Asgard Investor Services	1800 998 185
Customer Relations	1800 804 728

Email/Internet
Email: stgeorge@stgeorge.com.au
Internet: www.stgeorge.com.au

Auditor

KPMG
10 Shelley Street
Sydney NSW 2000

Credit Ratings

	Short Term	Long Term
Standard & Poor's	A-1	A+
Moody's	P-1	A1
Fitch Ratings	F1	A+

Full Financial Report (2006)

St.George's Full Financial Report is available on the St.George Bank website at www.stgeorge.com.au. Shareholders wishing to be mailed a copy of the St.George Full Financial Report should contact the St.George share registry, Computershare Investor Services, on 1800 804 457.

Annual General Meeting

The Annual General Meeting will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre South, Darling Harbour, on Wednesday, 20 December 2006 at 10:00 am (Sydney time).

Shareholder Information Meeting

The Shareholder Information Meeting will be held at Crown Towers (Palladium A and B), 8 Whiteman Street, Melbourne on Wednesday, 27 June 2007*.

END